carter's®

CARTER'S, INC. 2024 ANNUAL REPORT



April 4, 2025

Dear Fellow Shareholders,

Carter's continues to lead the market in young children's apparel in North America. Our strong brand portfolio, unique multi-channel business model and significant consumer equity have enabled the largest market share in our product space in each of the United States, Canada and Mexico.

Our focus is on providing high quality apparel and related products for children, ranging from newborn up to 10 years of age. We do so through what we consider to be the strongest brand assets in the market.

The *Carter's* brand was founded in 1865 and the *OshKosh B'gosh* brand in 1895. Generations of consumers know and trust our brands for their quality, value and style. We also own *Just One You*, *Child of Mine* and *Simple Joys*, brands we developed exclusively for Target, Walmart and Amazon, respectively. In recent years, we introduced *Little Planet*, which we believe has quickly become the market leading brand focused on organic fabrics and sustainable materials. *Skip Hop* is a global lifestyle brand serving families with young children across a variety of product categories including home gear, bathtime, playtime and travel accessories.

Our multi-channel business model provides our Company with significant market reach. Through our wholesale channel, we distribute our products through the largest, most successful retailers in North America, representing more than 19,000 points of distribution. We have a significant direct-to-consumer business also, operating over 1,000 retail stores and integrated eCommerce websites in North America which make the full range of our product offerings available to consumers in a convenient, easy-to-shop way. In addition to our businesses in the U.S., Canada and Mexico, our products are available in over 90 additional countries.

2024 Results

Last year we delivered the following results for fiscal year 2024:

- $2.8 billion in consolidated net sales;
- Share growth in the baby and toddler markets in the United States;
- $287 million of adjusted operating income[1];
- $5.81 of adjusted diluted earnings per share[1];
- $299 million of operating cash flow;
- $167 million distributed to shareholders through dividends and share repurchases;
- 6% reduction in inventories, and;
- $1.3 billion of total liquidity at year end.

While our products and brands have broad market appeal, our customers tend to be those currently having and raising children. These consumers are generally young, in their late twenties and early thirties, with household incomes of approximately $80,000. The last several years have been challenging for these families for a number of reasons – including managing through historic inflation across many goods and services on which they depend and uncertainty regarding the outlook for the economy, as evidenced by the ongoing volatility in various national consumer confidence surveys. We believe these pressures and concerns have dampened demand for our brands in recent years.

Our challenge is to grow our business and deepen our relationship with the consumer amid this backdrop. In uncertain times, brands that consumers know and trust, such as *Carter's* and *OshKosh B'gosh*, matter even more. Our Company has proven over the decades its staying power and adaptability whether it be in the face of uneven economic cycles or various unexpected events such as the Covid global pandemic.

Business Review

Over the past several months, with the assistance of outside industry experts, we have been engaged in a comprehensive assessment of our business. The objective of this review has been to identify the most meaningful growth opportunities available to Carter's and to scope the strategies and investments required to realize them in the coming years.

This review highlighted many strengths, including our brand assets, significant awareness and equity with consumers and the unique reach of our multi-channel business model. It also identified a number of opportunities to improve the focus and appeal of our product offerings in order to capture new customer segments and market share going forward.

Based on learnings from the review, we are pursuing enhancements to our operating model, which includes improving our product and brand development processes to be faster, nimbler and more rapidly respond to changing consumer preferences. We have begun investing behind this foundational operating model work, which we believe has significant potential to drive our business going forward. We also plan to continue to manage spending prudently and pursue additional opportunities to enhance productivity throughout the business.

Our Focus and Path Forward

Our mission is to serve the needs of families with young children, with a vision to be the world's favorite brands in young children's apparel and related products. Our growth agenda is centered on the following three fundamental areas:

- **Elevate the style and value of our product offerings**

  Everything we do at Carter's starts with product. Our focus on young children's apparel has led to deep expertise in developing and distributing compelling product assortments that appeal broadly across the marketplace.

  It is important that our product assortments continually evolve to ensure we remain as relevant and appealing to the current generation of consumers raising children as they have been to the generations which came before. To this end, we see an opportunity to elevate the style and value of our product offerings.

  On the style dimension, our talented design and merchandising teams continue to evolve the aesthetic and taste level of our assortments, incorporating the latest trends in fashion, color, artwork and fabrications – 'from Paris to playground!' In recent years, these products with enhanced style have become a more significant proportion of our assortment and have been among our best sellers. Additionally, over time, we anticipate that an increasing portion of our product assortment will be exclusive to our retail business, creating additional reasons for consumers to shop with us in our direct-to-consumer channels versus other market alternatives.

  The concept of value is always of great importance in the young children's apparel category. We engineer our products to represent extraordinary value – a significant differentiation of our brands versus other products in the market. Value has many dimensions, including quality, safety, functionality and price. Experienced parents know they can trust our products to pass the test of time – multiple washings and the challenges posed by active, young children. Our price points are sharp and competitive; our customers know they are getting a great deal when purchasing our products. We are committed to maintaining strong credibility across these various aspects of value in how we develop, assort and market our products.

  Building on the strong legacy foundation of *Carter's* and *OshKosh B'gosh*, we have a history of successfully developing new brands at Carter's. Our research has shown that consumers typically purchase multiple apparel brands for their children. Accordingly, we have adopted a 'house of brands' strategy, particularly in our retail business, with the intent of offering multiple distinct but complementary brands as part of our assortment. Over time, we plan to develop this strategy further as a way of broadening the appeal of our products and thereby reach more of the marketplace, including some consumer segments which we do not serve today.

- **Improve our marketing capabilities and effectiveness**

  Our marketing investments are targeted at acquiring new customers, deepening relationships with our existing customers and extending our customers' tenure with our brands in order to drive awareness, engagement and ultimately sales.

  Recent areas of investment include brand marketing, building personalization capabilities in order to enable offerings and promotions tailored to individual consumer needs, a rebranded and relaunched customer loyalty program and enhanced digital and social media programs. We also continue to invest in improving and enhancing our consumer-facing technologies such as our websites and mobile app.

- **Leverage our unparalleled multi-channel market presence to extend the reach of our brands**

  Our global, multichannel business model is unique. No other children's apparel company in the world has our combined capabilities in the retail store, online and wholesale channels.

  We are the largest specialty retailer in North America focused on young children's apparel. Our stores span the United States, Canada and Mexico in a variety of formats – outlet stores, convenient 'close to home' stores typically in high-traffic strip centers and mall stores. Stores are an important part of our business and they are important to consumers too, as nearly 70% of children's apparel in the broader market is bought in-store. Our stores are also well integrated with our eCommerce business, providing omni-channel capabilities enabling convenient shopping experiences across the store and online channels.

  We are increasingly focused on improving the productivity of our existing store fleet. We stepped up the pace of store remodels this past year and have seen a measurable lift in sales from these investments. While new stores continue to perform well and generate good returns on investment, we think we will be managing a relatively constant number of stores of our current model over the next several years, with closures largely offsetting new and relocated store locations.

  We continue to innovate the in-store experience and evaluate new, alternate store formats. In 2024, we opened our first-ever flagship store in Atlanta, which includes compelling presentations of our market-leading brands, in-store shops for baby, toddler, kids, and *Little Planet*, modern digital displays, a gifting station and community engagement events, all intended to attract the next generation of consumers. We believe learnings from the ongoing innovations at our flagship store will inspire improvements in brand presentation and customer experience across the rest of our store portfolio.

Wholesale remains an important part of our strategy which targets broad distribution of our brands, particularly in the United States where we are the largest supplier of young children's apparel to the largest retailers in the country.

Our portfolio of wholesale customers has evolved significantly in recent years, reflecting changes in consumer traffic trends and preferences. Mass channel retailers such as Target, Walmart and Amazon have grown in importance to consumers and to our business. In 2024, sales of our exclusive brands to these retailers reached a record level. This strong demand for our exclusive brands has been offset, though, by lower demand from other customers, particularly department stores.

We expect the wholesale customer landscape will continue to evolve in future years. We plan to continue to prioritize the development of strong product offerings and partnerships with those retailers winning with consumers.

Leadership Transition

Earlier this year we announced that Michael D. Casey had decided to retire after over 30 years with Carter's and more than 16 years as our Chief Executive Officer. On behalf of our Board of Directors and thousands of employees, we thank Mike for his decades of dedicated service and many contributions to Carter's.

After a comprehensive search, we recently announced that Douglas C. Palladini has been appointed Chief Executive Officer and President and a member of the Board of Directors, effective April 3, 2025. He previously served as Global Brand President of Vans, a division of V.F. Corporation. Doug's remarkable track record of growing brands, deep understanding of consumer-driven strategies and expertise in creating global brand connections will be invaluable as we continue to build on Carter's strong foundation.

In closing, our objective is to return Carter's to consistent, profitable growth and to create value for our shareholders. Historically, these have been hallmarks of our performance over a long period of time. We have considerable brand assets, market position and overall financial resources as well as a dedicated and motivated team actively focused on achieving these objectives.

We would like to thank our more than 15,000 dedicated employees around the world who execute their responsibilities with great determination, resilience and passion for our brands and our mission of serving families with young children.

On behalf of our employees, Board of Directors and Leadership Team, thank you for your investment in Carter's.

Sincerely,

William J. Montgoris
Non-Executive Chairman of the Board

Richard F. Westenberger
Senior Executive Vice President,
Chief Financial Officer & Chief Operating Officer

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[1] A non-GAAP measure. See the Appendix to the Proxy Statement for a presentation of, and reconciliation to, the most directly comparable GAAP financial measure.

carter's, inc.

Proxy Statement

2025 Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]



April 4, 2025

Dear Shareholder,

It is my pleasure to invite you to attend our 2025 Annual Meeting of Shareholders on Wednesday, May 14, 2025 (the "Annual Meeting"). The meeting will be held in a virtual format.

The attached 2025 Notice of Annual Meeting of Shareholders and Proxy Statement describe the formal business to be conducted at the meeting. Whether or not you plan to attend the Annual Meeting, your shares can be represented if you promptly submit your voting instructions over the internet, by telephone, by completing, signing, dating, and returning your proxy card in the enclosed envelope, or by following the instructions you have received from your broker or other nominee.

On behalf of our Board of Directors and Leadership Team, thank you for your investment in Carter's, Inc.

Sincerely,

William Montgoris

William J. Montgoris
Non-Executive Chairman of the Board

Proxy









carter's

2025 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

This Meeting Notice highlights information described in other parts of this 2025 Proxy Statement and does not contain all information you should consider in voting. Please read the entire 2025 Proxy Statement carefully before voting.

To our shareholders,

You are invited to attend our 2025 Annual Meeting to be held as follows in a virtual meeting format:

Time and Date	Access to Virtual Meeting	Record Date
Wednesday, May 14, 2025 1:00 p.m. Eastern Time	Register at www.proxydocs.com/CRI	March 20, 2025

ITEMS OF BUSINESS

Item	Board's Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
Election of 11 nominated directors	FOR	More votes "For" than "Against"	No effect	No effect
Advisory approval of compensation of named executive officers	FOR	More votes "For" than "Against"	No effect	No effect
Ratification of appointment of PricewaterhouseCoopers LLP for fiscal 2025	FOR	Majority of votes properly cast at the meeting	No effect	Not applicable

In addition, at the Annual Meeting we will conduct any other business that may properly come before the meeting. See Question 18 of the "Questions and Answers About the 2025 Annual Meeting" beginning on page 78 for more information.

PROXY SOLICITATION

The Board solicits the enclosed proxy for the 2025 Annual Meeting and any adjournment or postponement of the 2025 Annual Meeting. Any proxy may be revoked at any time prior to its exercise at the 2025 Annual Meeting.

VOTING

You may vote if you held shares of Carter's common stock as of the record date (March 20, 2025). You are able to vote your shares by providing instructions to the proxy holders who will then vote in accordance with your instructions. We urge you to read the 2025 Proxy Statement carefully and to vote in accordance with the recommendations of the Board.

QUESTIONS AND ANSWERS ABOUT THE 2025 ANNUAL MEETING

We encourage you to review the section "Questions and Answers About the 2025 Annual Meeting" for answers to common questions about the virtual meeting, proxy materials, voting, and other topics.

By order of the Board of Directors,

Antonio D. Robinson

Secretary

Approximate Date of Mailing of Proxy Materials or Notice of Internet Availability:

April 4, 2025

Proxy

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Statements contained in this proxy statement that are not historical fact and use predictive words such as "estimates", "outlook", "guidance", "expect", "believe", "intend", "designed", "target", "plans", "may", "will", "are confident" and similar words are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements and related assumptions involve risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statements or views expressed in this proxy statement. These risks and uncertainties include, but are not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A, of our most recent Annual Report on 10-K, and otherwise in our reports and filings with the Securities and Exchange Commission, as well as the following factors: changes in global economic and financial conditions, and the resulting impact on consumer confidence and consumer spending, as well as other changes in consumer discretionary spending habits; risks related to public health crises; risks related to consumer tastes and preferences, as well as fashion trends; the failure to protect our intellectual property; the diminished value of our brands, potentially as a result of negative publicity or unsuccessful branding and marketing efforts; delays, product recalls, or loss of revenue due to a failure to meet our quality standards; risks related to uncertainty regarding the future of international trade agreements; increased competition in the marketplace; financial difficulties for one or more of our major customers; identification of locations and negotiation of appropriate lease terms for our retail stores; distinct risks facing our eCommerce business; failure to forecast demand for our products and our failure to manage our inventory; increased margin pressures, including increased cost of materials and labor and our inability to successfully increase prices to offset these increased costs; continued inflationary pressures with respect to labor and raw materials and global supply chain constraints that have, and could continue, to affect freight, transit, and other costs; fluctuations in foreign currency exchange rates; unseasonable or extreme weather conditions; risks associated with corporate responsibility issues; our foreign sourcing arrangements; a relatively small number of vendors supply a significant amount of our products; disruptions in our supply chain, including increased transportation and freight costs; our ability to effectively source and manage inventory; problems with our Braselton, Georgia distribution facility; pending and threatened lawsuits; a breach of our information technology systems and the loss of personal data or a failure to implement new information technology systems successfully; unsuccessful expansion into international markets; failure to comply with various laws and regulations; failure to properly manage strategic initiatives; retention of key individuals; acquisition and integration of other brands and businesses; failure to achieve sales growth plans and profitability objectives to support the carrying value of our intangible assets; our continued ability to meet obligations related to our debt; changes in our tax obligations, including additional customs, duties or tariffs; our continued ability to declare and pay a dividend; volatility in the market price of our common stock; and the cost or effort required for our shareholders to bring certain claims or actions against us, as a result of our designation of the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings. Except for any ongoing obligations to disclose material information as required by federal securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The inclusion of any statement in this proxy statement does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Proxy

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Each of our directors stands for election annually and thereafter holds office for a one-year term. At our Annual Meeting, we are asking our shareholders to elect the 11 proposed nominees set forth below, including Douglas C. Palladini, who was appointed as our Chief Executive Officer & President and a member of the Board of Directors effective April 3, 2025. The following table and charts show the committee assignments of each of our independent director nominees, information regarding the composition of Carter's Board of Directors (the "Board"), the definition of skills used for our Board skills matrix, the Board skills matrix, and a chart showing the skills and experience held by the Board.

Director	Audit	Compensation & Human Capital	Nominating & Corporate Governance	Business Transformation
Rochester Anderson, Jr.		•		
Jeffrey H. Black	•			
Hali Borenstein			•	•
Luis Borgen	•	•		
Jevin S. Eagle		ℂ		
Mark P. Hipp	•	•		
William J. Montgoris			ℂ	
Stacey S. Rauch	•		•	•
Gretchen W. Schar	ℂ			•
Stephanie P. Stahl		•	•	ℂ

ℂ = Chair   • = Member

DIRECTOR SKILLS MATRIX

The Board believes that the combination of backgrounds, skills, and experiences collectively possessed by the members of the Board well-qualifies the Board to exercise oversight responsibilities on behalf of our shareholders in light of Carter's current and future strategic plans. The following tables describe the key skills and definitions of those skills, a breakdown of the number of directors that hold each skill, and the self-identified skills for each independent member of our Board nominated for election at the 2025 Annual Meeting. We use the general Board membership criteria listed in our Corporate Governance Principles, along with the desired skills and qualifications listed in the following tables, to identify, screen, and recruit director candidates and make director nomination recommendations to the full Board.

Skill	Definitions
Senior Leadership	Experience in an executive officer role
Governance	Public company board experience, including more than three years on Carter's board
Retail Industry Experience	Executive officer level experience or service on the board of directors at a retail and/or consumer products company
Consumer Strategy	Executive officer level experience in marketing, brand management, consumer insights, and brand strategy, or service on the board of directors of a retail or consumer products company
Digital / Technology	Executive officer experience with technology, digital platforms and new media, data security, and data analytics; or service on the board of directors of a digital platforms, digital media, data security, or data analytics company
Financial Expertise	Expertise with financial reporting, accounting, risk management, and capital allocation. Qualifies as an audit committee financial expert as defined under SEC and NYSE rules
HR and Talent Management	Executive or board level experience in managing large workforce and/or experience with executive compensation, employee engagement, and Chief Executive Officer ("CEO") succession
ESG	Executive officer or board level experience with relevant environmental, social, and governance ("ESG") matters
International Expansion	Executive officer or board level experience in managing business operations and growth in global markets
Global Supply Chain	Executive officer or board level experience with a company with global supply chain operations

Proxy

SKILLS AND EXPERIENCE

Director Skills	Mr. Anderson, Jr.	Mr. Black	Ms. Borenstein	Mr. Borgen	Mr. Eagle	Mr. Hipp	Mr. Montgoris	Mr. Palladini	Ms. Rauch	Ms. Schar	Ms. Stahl
Senior Leadership	●	●	●	●	●	●	●	●	●	●	●
Governance		●	●	●	●	●	●		●	●	●
Retail Industry Experience	●		●	●	●		●	●	●	●	●
Consumer Strategy			●		●	●	●	●	●		●
Digital/Technology		●		●	●	●					●
Financial Expertise		●		●			●			●	●
HR and Talent Management	●	●	●	●	●	●	●	●	●	●	●
ESG	●	●	●		●		●		●		●
International Expansion	●	●	●	●	●	●		●	●	●	●
Global Supply Chain		●	●		●	●		●	●	●	

Senior Leadership — 11/11

Financial Expertise — 5/11

Governance — 9/11

HR and Talent Management — 11/11

Retail Industry Experience — 9/11

ESG — 7/11

Consumer Strategy — 7/11

International Expansion — 10/11

Digital Technology — 5/11

Global Supply Chain — 7/11

2025 NOMINEES FOR DIRECTOR

After considering the recommendations of the Nominating & Corporate Governance Committee, the Board has set the number of directors at 11 and nominated all current directors to stand for re-election. Mr. Casey retired as an officer and director in January 2025 and is not standing for re-election, and Mr. Palladini was appointed to the Board on April 3, 2025 and is standing for re-election. The Board believes that each of the nominees is qualified to serve as a director of Carter's and, in addition to the skills listed in the table on page 4, certain key qualifications of each nominee that were considered by the Board follow each nominee's biographical description.

We believe that all nominees will be able and willing to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.



WILLIAM J. MONTGORIS

Non-Executive Chairman
Director since 2007
Age: 78
Committee:

- Nominating & Corporate Governance (Chair)

Prior Public Company Directorships:

- Stage Stores, Inc. (2004 to 2020, serving as Chair of Board from 2010 to 2020)

William J. Montgoris retired as Chief Operating Officer of The Bear Stearns Companies, Inc. ("Bear Stearns") in 1999, a position he held since August 1993, after spending 20 years with the company. While at Bear Stearns, Mr. Montgoris also served as the company's Chief Financial Officer from April 1987 until October 1996. Mr. Montgoris is a trustee of the Hackensack Meridian School of Medicine and a trustee emeritus of Colby College and St. John's University.

Director Qualifications:

- *Valuable perspectives and insights with respect to finance and accounting after spending over 20 years in the investment banking industry. His financial expertise provides our Board a deep understanding of financial and audit-related matters*
- *Valuable insight with respect to the retail industry and the oversight of public companies*

Proxy



ROCHESTER ANDERSON, JR.

Independent Director since 2022

Age: 63

Committee:

- Compensation & Human Capital

Rochester Anderson, Jr. has over 30 years of human resources and operational experience at various public and private corporations, including more than 15 years of experience leading human resource organizations and more than 15 years of operational experience with public and private corporations and non-profit organizations. Mr. Anderson is currently Chief Human Resources Officer, Emory Healthcare, which he joined in September 2022. Previously, from February 2020 to September 2022, Mr. Anderson served as Chief Human Resources Officer of AutoNation, Inc., a publicly-traded company and the nation's largest automobile dealer with over 21,000 associates, working in over 400 locations across 18 states.

Mr. Anderson previously served as Senior Vice President, People Solutions for the Financial Industry Regulatory Authority, from May 2019 to February 2020, and served from 2006 to 2018 in various human resource focused and operational roles at Cox Automotive Inc., including serving as Chief Human Resources Officer and Executive Vice President from 2014 to 2018. Mr. Anderson's experience focuses on human capital management, career development and training, operational management, and diversity and inclusion.

Director Qualifications:

- *Significant human capital management, organizational improvement, compensation and benefits, and executive management experience*
- *Valuable insights into workforce dynamics, diversity, equity and inclusion, and executive development*
- *Substantial operational experience in retail and consumer-focused businesses*



JEFFREY H. BLACK

Independent Director since 2022

Age: 70

Committee:

- Audit

Other Public Company Directorships:

- Otis Worldwide Corp. since 2020 (Chair, Audit Committee; Member, Nominations and Governance Committee)

Jeffrey H. Black served as Senior Partner and Vice Chairman of Deloitte LLP from 2002 to 2016 and as Partner-in-Charge of Arthur Andersen LLP's Metro New York audit practice from 1988 to 2002. Mr. Black has 40 years of experience leading teams serving those firms' largest and most complex global clients.

Director Qualifications:

- *Significant accounting, financial reporting, and executive leadership experience, as well as valuable insights into risk and crisis management and oversight of publicly-traded, global businesses*
- *Valuable experience in cyber and information governance oversight and has earned a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, as well as the National Association of Corporate Directors master course in Cybersecurity*



HALI BORENSTEIN

Independent Director since 2019

Age: 40

Committee:

- Business Transformation
- Nominating & Corporate Governance

Hali Borenstein is the Chief Executive Officer of Reformation LLC, a women's lifestyle brand focused on fashion and sustainability, a position she has held since June 2020. From December 2017 until June 2020, Ms. Borenstein was President of Reformation LLC, and from 2014 to 2017, Ms. Borenstein held various merchandising and design roles of increasing responsibility at Reformation LLC. Prior to joining Reformation LLC, Ms. Borenstein was a senior merchandiser at Gymboree Group, Inc., and began her career at Bain & Company.

Director Qualifications:

- *Deep strategic and leadership experience in a consumer-focused retail apparel business*
- *Valuable perspective and insight in eCommerce, brand marketing, sustainability, and retail businesses*
- *Expansive expertise in apparel marketing and merchandising*



LUIS BORGEN

Independent Director since 2021

Age: 55

Committees:

- Audit
- Compensation & Human Capital

Other Public Company Directorships:

- Eastern Bankshares, Inc., since 2016
- Synopsys, Inc., since 2022

Luis Borgen has over 25 years of finance and operational experience at various public and private equity-backed companies. He was the Chief Financial Officer of athenahealth, Inc., a healthcare technology company from 2019 to 2022. Prior to that, he was Chief Financial Officer for Vistaprint, an e-commerce company that produces marketing products for small and microcap businesses, from 2017 to 2019. Prior to that, he served from 2012 to 2017 as Chief Financial Officer for DAVIDsTEA Inc., a specialty tea retailer in the United States and Canada that became publicly-traded in 2015, and from 2010 to 2012 he served as Chief Financial Officer of DaVita Inc. ("DaVita"), a publicly traded healthcare provider. Prior to DaVita, Mr. Borgen spent 13 years at Staples, Inc. culminating in his role as Senior Vice President Finance and Chief Financial Officer for the U.S. Retail division. Mr. Borgen began his career as an officer in the U.S. Air Force.

Director Qualifications:
- *Broad experience in finance, accounting, capital markets, investor relations, M&A and international expansion*
- *Meaningful experience in the oversight of executive compensation, risk management, and corporate governance*
- *Substantial operational experience in retail and consumer-focused businesses*



JEVIN S. EAGLE

Independent Director since 2010

Age: 58

Committee:

- Compensation & Human Capital (Chair)

Jevin S. Eagle has served as Professor of the Practice, Strategy and Innovation, and Executive Director of Social Impact Initiatives for Boston University's Questrom School of Business since September 2022, and as Chief Executive Officer of Boston University Hillel since 2017. Mr. Eagle served as Chief Executive Officer and director of DAVIDsTEA Inc., a specialty tea retailer in the United States and Canada, from April 2012 to April 2014. Mr. Eagle previously held several senior leadership positions at Staples, Inc. from 2002 to 2012, including Executive Vice President, Merchandising and Marketing. Prior to joining Staples, Inc., Mr. Eagle worked for McKinsey & Company, Inc. from 1994 to 2001, ultimately serving as a partner in the firm's retail practice.

Director Qualifications:

- *Broad experience in a number of areas as the former Chief Executive Officer and director of DAVIDsTEA Inc. and Executive Vice President, Merchandising and Marketing of Staples, Inc., including retail, management, merchandising, sourcing, strategic planning, and brand marketing*
- *Valuable experience with developing strategies and programs for teaching social impact business education, including matters relating to environmental, social, and governance ("ESG" through his role as Professor and Executive Director of Social Impact Initiatives for Boston University's Questrom School of Business*
- *Meaningful experience in business strategy and the retail industry provides our Board with critical insights*

9



MARK P. HIPP

Independent Director since 2018

Age: 63

Committees:

- Audit
- Compensation & Human Capital

Mark P. Hipp has been the Chief Executive Officer of H2IDD, an advisory firm focused on public and private mergers and acquisitions since January 2013. From November 2013 until April 2017, Mr. Hipp was the operating partner at Sterling Partners, a private equity firm. Prior to that, he spent over 28 years at Hewlett Packard Enterprise Company, most recently as Vice President & General Manager, HP Software and Global Networking Business Management.

Director Qualifications:

- *Valuable perspective and insight with respect to issues relating to information technology, including cybersecurity and eCommerce, as well as global supply chain and logistics*
- *Meaningful experience in strategic growth transactions including through investments, strategic relationships, and mergers and acquisitions*



DOUGLAS C. PALLADINI

Director since 2025

Age: 58

Douglas C. Palladini joined Carter's on April 3, 2025 as Chief Executive Officer & President and a member of the Board. Mr. Palladini served as the founder and owner of Kickstand, LLC, a consulting and advisory business focused on brand and consumer strategy, from April 2022 until March 2025. Prior to founding Kickstand, LLC, from June 2004 to March 2022, Mr. Palladini served in various roles of increasing responsibility at Vans, a subsidiary of V.F. Corporation, culminating in his role as Global Brand President of Vans from July 2016 through March 2022.

Director Qualifications:

- *Deep experience with growing brands and consumer-driven strategies, and expertise in creating global brand connections*
- *Valuable perspective as an executive with decades of experience working in the retail and apparel industry and operating within multiple sales channels*



STACEY S. RAUCH

Independent Director since 2022

Age: 67

Committees:

- Audit
- Business Transformation
- Nominating & Corporate Governance

Other Public Company Directorships:

- Heidrick & Struggles International, Inc. since 2019

Prior Public Company Directorships:

- Ascena Retail Group (2017 to 2021)
- Land Securities Group PLC (2012 to 2021)
- Fiesta Restaurant Group, Inc. (2012 to 2023) (Chair from 2017 to 2023)

Stacey S. Rauch is a Senior Partner Emeritus of McKinsey & Company ("McKinsey"). Ms. Rauch was a leader in McKinsey's Retail and Consumer Goods Practices, served as Head of the North American Retail and Apparel Practice, and as Global Retail Practice Convener. A 24-year veteran of McKinsey, Ms. Rauch led engagements for a wide range of retailers, apparel wholesalers, and consumer goods manufacturers in the U.S. and internationally. Ms. Rauch was a co-founder of McKinsey's New Jersey office and was the first woman at McKinsey appointed as an industry practice leader. Since retiring from McKinsey, Ms. Rauch has served as a member or chair of various companies' boards.

Director Qualifications:

- *Strategic leadership expertise and deep experience in international business with a significant focus on the retail, apparel, and consumer goods industries*
- *Meaningful experience in the oversight of executive compensation, corporate governance, and financial reporting*



GRETCHEN W. SCHAR

Independent Director since 2019

Age: 70

Committee:

- Audit (Chair)
- Business Transformation

Other Public Company Directorships:

- Cincinnati Financial Corp. since 2002

Gretchen W. Schar served as Executive Vice President and Chief Financial and Administrative Officer of Arbonne International LLC, a beauty and nutritional products company, from 2011 until 2018 and from 2008 until 2011 served as Executive Vice President and Chief Financial Officer of philosophy, inc., an international prestige beauty brand. Prior to that, Ms. Schar spent over 30 years at The Procter & Gamble Company in finance, general management, and global operations roles of increasing responsibility.

Director Qualifications:

- *Broad experience in finance, accounting, auditing and financial reporting, capital management, investor relations, and global operations*
- *Meaningful experience with strategic growth, including mergers and acquisitions*
- *Significant public company board oversight experience, including in financial and accounting controls, public company reporting, engagement with independent public accounting firms, corporate governance, and executive compensation*



STEPHANIE P. STAHL

Independent Director since 2022

Age: 58

Committees:

- Business Transformation (Chair)
- Compensation & Human Capital
- Nominating & Corporate Governance

Other Public Company Directorships:

- Dollar Tree, Inc., since 2018
- Newell Brands, Inc., since 2023
- Edgewell Personal Care Company, since 2024

Prior Public Company Directorships:

- Knoll, Inc. (2013 to 2021)

Stephanie P. Stahl is currently a Senior Advisor and Executive Coach at the Boston Consulting Group (since 2022), and is a former Global Marketing & Strategy Officer of Coach, Inc, where she served from 2012 through 2015. She is the Founder of her investment and advisory company Studio Pegasus LLC, which she launched in 2015 to focus on supporting early-stage consumer ventures. Ms. Stahl previously held executive positions at several leading retail and consumer products companies and served as a Partner at The Boston Consulting Group from 1992 until 2003.

Director Qualifications:

- *Significant experience in the retail/consumer sector including experience developing, executing, and optimizing major change initiatives including fundamental business transformations, mergers and acquisitions, and post-merger integrations*
- *Deep experience in marketing, data analytics, digital strategy, sustainability, brand building, and strategy*
- *Meaningful experience in the oversight of corporate governance, investor engagement, and ESG*

BOARD LEADERSHIP STRUCTURE

Carter's Corporate Governance Principles provide that the positions of Chairman and Chief Executive Officer may be combined if the non-management directors determine it is in the best interest of Carter's. While Carter's had previously combined the Chief Executive Officer and Chairman of the Board roles since 2009, in connection with Mr. Casey's retirement as an officer and director in January 2025, Mr. Montgoris, who has served as our Lead Independent Director since May 2022, was appointed as Non-Executive Chairman. The Board currently believes that a separate Chairman and Chief Executive Officer leadership structure is appropriate at this time to enable the Chief Executive Officer to focus on executing on the strategic direction and operation of the Company, while allowing the Non-Executive Chairman to focus on day-to-day management of Board matters. However, the Board may choose to change this separation of roles if it determines to be best for the Company under the then existing circumstances. Should the Chairman of the Board position be held by the CEO, the Board will appoint a lead independent director as required under the Company's Corporate Governance Principles.

DIRECTOR INDEPENDENCE

The New York Stock Exchange ("NYSE") listing standards and Carter's Corporate Governance Principles require a majority of Carter's directors to be independent from Carter's and Carter's management. For a director to be considered independent, the Board must determine that the director has no direct or indirect material relationship with Carter's. The Board considers all relevant information provided by each director regarding any relationships each director may have with Carter's or management. As a result of this review, our Board has determined that all of our current directors are independent and meet the independence requirements under the listing standards of the NYSE, the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), and Carter's Corporate Governance Principles.

BOARD AND COMMITTEE EVALUATIONS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board and committee effectiveness. Through this process, directors provide feedback and assess Board, committee and director performance, including areas where the Board believes it is functioning effectively and areas where the Board believes it can improve. The Board and the committees may, from time to time, engage outside third parties to help with this process.

In fiscal 2024, under the leadership of Mr. Montgoris, the Nominating & Corporate Governance Committee oversaw the Board's annual evaluation process, which focused on the Board as a whole and each of the committees, as well as individual peer-to-peer assessments. These assessments were facilitated by Carter's legal department and included individual interviews with each director with feedback given to each director.

RETIREMENT POLICY

Our Corporate Governance Principles include a retirement policy providing that each independent director's retirement will be automatic at the annual meeting of shareholders following such director reaching the age of seventy-five (75), and no person shall be eligible for nomination or election as an independent director after reaching the age of seventy-five (75), subject to the following exceptions:

(a) In connection with Mr. Casey's retirement and Mr. Montgoris' appointment as Non-Executive Chairman, the Board approved an amendment to its Corporate Governance Principles to extend the retirement date for Mr. Montgoris to coincide with the annual meeting of shareholders following his seventy-ninth (79th) birthday (in 2026) to the extent he is still serving as a director at such time; and

(b) The Board may waive this policy with respect to an individual upon the recommendation of the Nominating & Corporate Governance Committee. A waiver may be granted on a case-by-case basis for any reasonable purpose including, but not limited to, the particular skills and experiences the director brings to the Board, the director's past performance and ability to continue to constructively contribute going forward, and the then-current composition of the Board. The affected director shall not participate in any vote regarding the waiver if he or she is an incumbent director.

The Board determined that the above exception was appropriate in order to promote continuity of experience on the Board in the short- term by allowing Mr. Montgoris to serve beyond his seventy-fifth (75th) birthday if the Nominating & Corporate Governance Committee and the Board determine it is otherwise appropriate. More broadly, the Board, as recommended by the Nominating & Corporate Governance Committee, may use reasonable discretion to allow a director to serve past his or her seventy-fifth (75th) birthday in the future.

BOARD AND ANNUAL MEETINGS

Our Corporate Governance Principles require at least four regularly scheduled Board meetings each year, and each director is expected to attend each meeting. The Board held four regularly scheduled quarterly meetings during fiscal 2024; and held eleven additional special meetings to discuss business developments and the overall strategy and performance of Carter's.

In fiscal 2024, no director participated in less than 75% of the aggregate number of all the Board and applicable committee meetings that they were eligible to attend.

Although Carter's does not have a policy regarding director attendance at annual meetings of shareholders, all directors are encouraged to attend the Annual Meeting. All of the directors then standing for election attended Carter's virtual annual meeting of shareholders in fiscal 2024.

EXECUTIVE SESSIONS

Executive sessions of non-management directors are held at least four times a year. Any non-management director can request that additional executive sessions be scheduled. The Non-Executive Chairman presides at the executive sessions of non-management directors.

BOARD COMMITTEES

Our Board has the following standing committees: the Audit Committee, the Compensation & Human Capital Committee, the Nominating & Corporate Governance Committee, and the Business Transformation Committee (formed in September 2024). The Board may also establish other committees to assist in the discharge of its responsibilities.

All members of each committee are independent directors. Each committee operates under a written charter, a current copy of which is available on the Investor Relations section of our website at ir.carters.com, or in print by contacting Mr. Robinson at Carter's address: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326. In fulfilling the oversight and other responsibilities delegated by the Board, each Committee:

- provides the Board with regular reports of its activities;

- has the sole authority to retain or terminate its consultants and other advisors;

- receives appropriate funding to pay for necessary resources and administrative expenses; and

- annually evaluates its performance.



Audit Committee

The Board has determined that all members of the Audit Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC. The Board has also determined that all members of the Audit Committee are financially literate, as required under NYSE rules, and that Ms. Schar and Messrs. Black and Borgen qualify as "audit committee financial experts" as defined by applicable SEC rules.

Oversight and Other Responsibilities

- **Accounting and Financial Reporting.** Accounting and financial reporting process and review, including the integrity of our financial statements and internal controls.
- **Independent auditor.** Independent auditor engagement, qualifications, and independence.
- **Enterprise Risk Management.** Enterprise risk management programs and coordination of risk oversight with the Board and other committees.
- **Cybersecurity and Artificial Intelligence**. Oversight of our cybersecurity program and initiatives, as described in greater detail under the heading "Risk Oversight", and oversight over artificial intelligence programs, policies, procedures, and risks.

- **Internal Audit.** Internal audit's function, results, and assessment of our risk management process.
- **Compliance and Ethics.** Compliance and ethics programs, monitoring, investigations, and remediation efforts, including reports of potential misconduct.
- **Tax Matters.** Positions with respect to income and other tax obligations.
- **Policy Oversight.** Policies and procedures related to the committee's oversight areas (including auditor independence matters and related party transactions)
- **Safety**. Oversee matters related to safety (including employee and product safety).
- **Committee Report.** "Report of the Audit Committee" in this proxy statement, describing the Audit Committee's duties and activities.

Committee Members

- Ms. Schar (Chair)
- Mr. Black
- Mr. Borgen
- Mr. Hipp
- Ms. Rauch

Number of Meetings During Fiscal 2024

9



Nominating & Corporate Governance Committee

The Board has determined that all members of the Nominating & Corporate Governance Committee satisfy the independence requirements of the NYSE.

Oversight and Other Responsibilities

- **Corporate Governance.** Corporate governance structure and practices, including development and approval of corporate governance principles and overseeing compliance with those principles.
- **Sustainability & ESG Matters.** Overall approach to sustainability and ESG matters (including strategy, monitoring, and external reporting), and philanthropy and community engagement.
- **Director Succession Planning.** Director succession planning reviews and identification, screening, and recruitment of individuals qualified to become Board members.
- **Board and Committee Composition and Leadership.** Recommendations, in consultation with the Lead Director, on composition of the Board and its Committees, and selection of Committee Chairs and Lead Director.
- **Political Contributions and Lobbying.** Reviewing policies related to political contributions and lobbying.
- **Board and Committee Evaluations and CEO Succession.** Annual performance review of the Board and its Committees in consultation with the Non-Executive Chairman, and coordination of survey of independent directors regarding peer performance.

Committee Members

- Mr. Montgoris (Chair)
- Ms. Borenstein
- Ms. Rauch
- Ms. Stahl

Number of Meetings During Fiscal 2024

5



Compensation & Human Capital Committee

The Board has determined that all members of the Compensation & Human Capital Committee satisfy the applicable compensation committee independence requirements of the NYSE and the SEC.

Oversight and Other Responsibilities

- **Executive Compensation Program.** Compensation strategy, evaluation of compensation plans, selection, and relative weightings to facilitate and align with Company's strategies.
- **CEO Compensation.** Goals, objectives, elements, and value for CEO compensation, in consultation with independent members of the Board.
- **Other Leadership Team Compensation.** Compensation elements and value for all other members of our leadership team.
- **Management Development and Succession Planning.** Senior management development, evaluation, and succession planning, including assisting the Board with CEO succession planning.
- **Say on Pay**: Review compensation discussion & analysis disclosures and say-on-pay proposal with management.
- **Board Compensation.** Compensation provided to non-employee members of the Board
- **Committee Report**. "Compensation & Human Capital Committee Report" in this proxy statement.
- **Human Capital Management.** Matters with respect to our workforce, including culture and employee engagement, broad-based compensation and benefits, growth and development, and purpose and values.
- **Compensation Risk Management.** Compensation and human capital-related risks and risks related to our compensation programs.

Committee Members

- Mr. Eagle (Chair)
- Mr. Anderson
- Mr. Borgen
- Mr. Hipp
- Ms. Stahl

Number of Meetings During Fiscal 2024

13



Business Transformation Committee

The Board has determined that all members of the Business Transformation Committee satisfy the independence requirements of the NYSE.

Oversight and Other Responsibilities

- **Business Transformation Oversight.** Identify and set business transformation objectives and develop strategies to achieve those objectives
- **Strategic Plan Development, Opportunities, and Risks.** Oversee development of Carter's annual strategic plan, and opportunities and risks related to that plan.
- **Assess Carter's Capabilities.** Periodically assess Carter's capabilities regarding the development, execution, and implementation of strategy.

Committee Members

- Ms. Stahl (Chair)
- Ms. Borenstein
- Ms. Rauch
- Ms. Schar

Number of Meetings During Fiscal 2024

10

ELECTION NOMINATION PROCESS

Governance Principles

Our process for election of directors is based on the following core principles:

- All directors are elected annually.

- "Majority Voting" standard for election of directors — each director in an uncontested election must receive more votes "For" his or her election than votes "Against" in order to be elected.

- A director nominee who is not re-elected under our majority voting standard must tender his or her resignation for consideration by the Board. The Nominating & Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation, and the Board must accept or reject the offer to resign and publicly disclose its decision within 90 days of the certification of the results of the election. In addition, pursuant to amendments to the Company's Corporate Governance Principles and Nominating & Corporate Governance Committee charter adopted in February 2025, the Board expects directors to ensure that their time commitments do not interfere with their duties and responsibilities as a director, and will consider a director candidate's time commitments when evaluating the potential candidate.

Board Membership Criteria and Identifying Candidates

Our Corporate Governance Principles outline the following criteria for Board membership:

- Our Nominating & Corporate Governance Committee shall include, in each director search, candidates who reflect diverse backgrounds, experiences, and points of view, including diversity of gender, race, and/or ethnicity.

- On an annual basis, the Nominating & Corporate Governance Committee shall review with the Board the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and provide an assessment of the perceived needs of the Board at that point in time. The Nominating & Corporate Governance Committee's review may include consideration of all relevant factors, including the experience, integrity, diversity, and reputation of potential candidates.

Our leadership team and, occasionally, a third-party search firm, assist the Nominating & Corporate Governance Committee to identify candidates using the general Board membership criteria and current desired skills described in this proxy statement and Carter's Corporate Governance Principles. In addition, the Nominating & Corporate Governance Committee considers candidates who are recommended by shareholders, other Board members, and our leadership team against those same general Board membership criteria and desired skills.

Any shareholder who wants to recommend a director candidate for the Nominating & Corporate Governance Committee to consider nominating for the 2026 Annual Meeting should submit a written request and related information to Mr. Robinson no later than December 31, 2025, in order to allow for sufficient time to consider the recommendation. Shareholders may also nominate director candidates directly if they comply with the procedures set forth in our amended and restated bylaws ("Bylaws"), which are described in more detail in Question 22 "How do I submit a proposal or nominate a director candidate for the 2026 Annual Meeting?" on page 83.

SHAREHOLDER COMMUNICATION WITH DIRECTORS

A shareholder or other interested party may submit a written communication to the Board, the Non-Executive Chairman, or other individual non-management directors. The submission should be delivered to Mr. Robinson at Carter's address: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326.

The Board, the Non-Executive Chairman, or other non-management directors may require the submitting shareholder to furnish such information as may be reasonably required or deemed necessary to sufficiently review and consider the submission of such shareholder.

Each submission will be forwarded, without editing or alteration, to the Board, the Non-Executive Chairman, or individual non-management directors, as appropriate, at, or prior to, the next scheduled meeting of the Board. The Board or the Non-Executive Chairman, as appropriate, will determine, in their sole discretion, the method by which such submission will be reviewed and considered.

RISK OVERSIGHT

Oversight of the various risks we face is integral to the Board's oversight of our business. The Board, each of our committees, and management have specific roles and responsibilities with respect to those risks. Carter's management is responsible for identifying, assessing, managing, and mitigating Carter's strategic, financial, operational, and compliance risks. The chart below provides an overview of the Board's and its committees' risk oversight responsibilities.

Board of Directors

- Oversees enterprise risk management and management's overall enterprise risk management efforts
- Exercises direct oversight of strategic risks of Carter's and other risks not delegated to a committee

Audit Committee	Compensation & Human Capital Committee	Nominating & Corporate Governance Committee
Oversees: • Processes, procedures, and capabilities of enterprise risk management program • Risks related to financial statements, financial reporting, and internal controls • IT and cybersecurity risks • Carter's compliance program, including processes and procedures and compliance with legal and regulatory requirements • Related party transaction policy compliance	Oversees: • Risks from compensation policies and practices for both executive compensation and compensation generally, as well as other human capital-related risks • Compliance with legal and regulatory requirements related to compensation • Management development and succession	Oversees: • ESG efforts, overall ESG strategy, goals and targets disclosed in annual CSR report, and investments related to ESG initiatives • Overall compliance with legal and regulatory requirements specifically related to corporate governance matters • Community outreach efforts and lobbying and other political activities

The Board and its committees receive updates from senior management on relevant risks and management efforts in these areas at Board and committee meetings at least annually and more frequently, as appropriate.

Cybersecurity Oversight

The Audit Committee oversees risks from cybersecurity threats, including through quarterly reports to the Audit Committee by Carter's Chief Information Security Officer ("CISO") and Chief Information & Technology Officer ("CITO") and, as needed, special reports to the Audit Committee and/or the

Chairperson of the Audit Committee. The Audit Committee includes members with technology and cybersecurity experience and certifications, including an Audit Committee member with over 28 years of experience working for Hewlett Packard Enterprise Company and an Audit Committee member with a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and completion of the National Association of Corporate Directors Master Course in Cybersecurity.

Management plays an integral role in assessing and managing the Company's material risk from cybersecurity risks. The assessment and management of those risks is led by the Company's CISO, who has over 20 years of experience working in information technology, including over 10 years specifically focused on information security, infrastructure, and strategy, and the Company's CITO, who has over 30 years of experience in Retail, Consumer Products, Merchandising, and IT, of which 16 years have been in leadership roles, and implemented by the CISO's team, who are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, processes and operations. The CISO and CITO lead quarterly meetings of the Company's Security Executive Steering Committee (the "Steering Committee"), which is composed of the Company's Chief Financial Officer, General Counsel, and CITO. The Steering Committee drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

Carter's management maintains and implements a written Incident Response Plan, which is reviewed and updated on an annual basis and includes an Incident Response Plan Executive Committee consisting of Carter's CITO, CISO, and General Counsel. In addition, members of the CISO's and CITO's teams monitor Carter's systems and processes and promptly report incidents as required under the Incident Response Plan, including, but not limited to, reporting to the appropriate members of management and, as needed, the Audit Committee. We have been subject to cybersecurity incidents in the past, including within the last three years, and expect them to continue as cybersecurity threats evolve in sophistication. Although the aggregate impact of cybersecurity incidents has not been material to date, we cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

The Incident Response Plan has been developed to align with the four phases for the security handling lifecycle set forth in the National Institute for Standards and Technology Special Publication 800-61: (1) Preparation, (2) Detection & Analysis, (3) Containment Eradication & Recovery, and (4) Post-Incident Activity.

ESG Oversight

We believe a strong management team and governance are essential to demonstrating accountability and driving our desired results when it comes to important ESG matters, including climate change, product quality and safety, workers' rights, product design and innovation, supply chain management, and employee engagement. The following is a high-level overview of oversight for ESG matters at our company.

Board of Directors
Nominating and Corporate Governance Committee

Oversees the Company's ESG initiatives through
quarterly reviews of climate plans and other key issues

CEO

Reviews and approves ESG goals, plans, and progress

SVP, General Counsel, Secretary, Corporate Social Responsibility, and Chief Compliance Officer

Leads ESG, inclusion, and compliance initiatives

ESG Council	Diversity & Inclusion Steering Committee	Compliance Committee
Formulates and oversees ESG goal-setting and key initiatives through cross-functional collaboration	Provides business insights and initiatives that support our diversity & inclusion strategy	Enables Carter's to operate ethically and in accordance with applicable laws, rules, and regulations

Corporate Social Responsibility Department

Manages and implements ESG strategies and programs

More information about our ESG efforts, including our latest sustainability report, can be found at esg.carters.com. This website and others referenced herein are not incorporated by reference into this proxy statement.

Compensation Program Risk Assessment

As part of its oversight role, the Compensation & Human Capital Committee considers the impact of our compensation program, policies and practices (both at the executive and below-executive levels) on Carter's overall risk profile. Specifically, the Compensation & Human Capital Committee reviews Carter's compensation policies and practices, discusses and reviews whether the incentive compensation arrangements promote appropriate approaches to the taking and management of risk, and, specifically, do not encourage executive officers to take unnecessary and excessive risks. We believe that our pay program provides an effective balance in cash and equity and a mix of short- and longer-term performance periods and also requires the Compensation & Human Capital Committee to approve payouts. Based on the Compensation & Human Capital Committee's most recent review, the Compensation & Human Capital Committee determined that the risks arising from Carter's compensation policies and practices are not reasonably likely to have a material adverse effect on

Carter's.

CORPORATE GOVERNANCE PRINCIPLES AND CODE OF ETHICS

Carter's is committed to conducting its business with the highest level of integrity and maintaining the highest standards of corporate governance. Our Corporate Governance Principles and Code of Ethics provide the structure within which our Board and management operate Carter's. Our Code of Ethics applies to all directors and Carter's employees. Our Corporate Governance Principles and Code of Ethics are available in the Investor Relations section of our website at ir.carters.com or in print by contacting Mr. Robinson at Carter's address set forth in the 2025 Notice of Annual Meeting.

PROPOSAL NUMBER ONE — ELECTION OF DIRECTORS

The Board proposes that the following 11 director nominees be elected to the Board to serve until the next annual meeting in 2026, or until his or her earlier resignation, death, or removal. Each nominee is listed below, along with their age as of the date of the Annual Meeting. For more information about each of the director nominees, including individual biographies. Please see "Board of Directors and Corporate Governance Information—2025 Nominees for Director."

Name	Age
Rochester Anderson, Jr.	63
Jeffrey H. Black	70
Hali Borenstein	40
Luis Borgen	55
Jevin S. Eagle	58
Mark P. Hipp	63
William J. Montgoris	78
Douglas C. Palladini	58
Stacey S. Rauch	67
Gretchen W. Schar	70
Stephanie P. Stahl	58

The Board recommends a vote FOR the election of each of the director nominees listed above.

VOTE REQUIRED

Pursuant to our Bylaws and our Corporate Governance Principles, the number of votes properly cast "for" a director nominee must exceed the aggregate number of votes cast "against" that nominee for that nominee to be elected. Abstentions and broker non-votes will be counted towards a quorum. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

Any nominee who is an existing director who does not receive a majority of votes cast "for" their election is required to tender his or her resignation for consideration by the Board. The Nominating and Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation. The Board, taking into account such recommendation, will decide whether to accept such resignation. The Board's decision will be publicly disclosed within ninety (90) days after the results of the election are certified. A director whose resignation is under consideration shall abstain from participating in any recommendation or decision regarding his or her resignation. If the resignation is not accepted, the director will continue to serve until the next annual meeting of shareholders and until such director's successor is elected and qualified.

COMPENSATION OF DIRECTORS

When they are initially appointed to the Board, each of our non-management directors receives a one-time restricted stock grant, equal to the value of the annual retainer, that cliff vests after three years. Thereafter, each of our non-management directors receives an annual cash retainer and an annual stock award, and each of our committee chairpersons and our Non-Executive Chairman receives an additional annual retainer. Non-management directors also receive fees for each meeting they attend.

For fiscal 2024, each director's annual retainer was comprised of a cash payment of $90,000 (increased from $85,000 in 2023) and an immediately vested grant of our common stock valued at approximately $160,000. In addition to the annual retainer:

- our Non-Executive Chairman received a $50,000 cash retainer (an increase from $40,000 in 2023) for his service as Lead Independent Director;

- the chairpersons of our Audit Committee and our Business Transformation Committee received a $30,000 cash retainer and the chairpersons of our Compensation & Human Capital and Nominating & Corporate Governance Committees each received $25,000 cash retainers; and

- each director received meeting fees of $2,500 for each regularly scheduled Board meeting, and $1,000 for each special meeting of the Board and regularly scheduled or special meeting of the standing Board committees.

In connection with Mr. Casey's retirement from the Board and the appointment of Mr. Montgoris as Non-Executive Chairman in January 2025, Mr. Montgoris' annual cash retainer for service as Non-Executive Chairman was increased to $150,000 and Mr. Montgoris received an additional fee of $36,667 for his service as Non-Executive Chairman through the 2025 annual meeting.

We also reimburse directors for travel expenses incurred in connection with attending Board and committee meetings and for other expenses incurred while conducting Company business.

Mr. Casey received no additional compensation for serving on the Board.

The following table provides information concerning the compensation of our non-management directors serving during fiscal 2024.

FISCAL 2024 DIRECTOR COMPENSATION TABLE[a]

Name	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($)
Rochester Anderson, Jr.	$122,000	$160,006	$282,006
Jeffrey H. Black	$119,000	$160,006	$279,006
Hali Borenstein	$123,000	$160,006	$283,006
Luis Borgen	$132,000	$160,006	$292,006
Jevin S. Eagle	$148,000	$160,006	$308,006
Mark P. Hipp	$133,000	$160,006	$293,006
William J. Montgoris	$191,000	$160,006	$351,006
Stacey S. Rauch	$135,000	$160,006	$295,006
Gretchen W. Schar	$158,000	$160,006	$318,006
Stephanie P. Stahl	$167,000	$160,006	$327,006

(a)   As a NEO and former management director, Mr. Casey's compensation information is omitted from this table and presented in the Summary Compensation Table on page 53.
(b)   This column reports the amount of cash compensation earned in fiscal 2024 through annual cash retainers and meeting fees.
(c)   On May 16, 2024, we issued 2,293 fully vested shares of common stock to each non-management director who was a member of the Board on that date with a grant date fair value of $69.78 per share, computed in accordance with FASB ASC Topic 718.

For complete beneficial ownership information of our common stock for each director, see the information presented below the heading "Securities Ownership of Beneficial Owners, Directors, and Executive Officers" on page 70.

In November 2020, the Board approved a deferred compensation program for non-management directors, under which, beginning in 2021, directors may opt to defer cash retainer payments and stock grants in the form of deferred stock units until the fifth anniversary of the grant date or until the director leaves the Board. No directors deferred their cash retainer and/or stock grants for fiscal 2024.

Under Carter's minimum ownership guidelines, no director may sell Carter's stock unless he or she owns shares of Carter's stock with a total market value in excess of five times his or her annual cash retainer, or $450,000, by the end of his or her sixth year of service on the Board. Each of our directors complied with these ownership guidelines in fiscal 2024.

There are no family relationships among any of the directors or our executive officers and none of our non-management directors performed any services for Carter's other than services as directors.

EXECUTIVE OFFICERS' BIOGRAPHICAL INFORMATION AND EXPERIENCE



DOUGLAS C. PALLADINI

Chief Executive Officer & President, Director

Age: 58

Douglas C. Palladini joined Carter's on April 3, 2025 as Chief Executive Officer & President and a member of the Board. Mr. Palladini served as the founder and owner of Kickstand, LLC, a consulting and advisory business focused on brand and consumer strategy, from April 2022 until March 2025. Prior to founding Kickstand, LLC, from June 2004 to March 2022, Mr. Palladini served in various roles of increasing responsibility at Vans, a subsidiary of V.F. Corporation, culminating in his role as Global Brand President of Vans from July 2016 through March 2022.



RICHARD F. WESTENBERGER

Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer, former Interim Chief Executive Officer

Age: 56

Richard F. Westenberger joined Carter's in 2009 as Executive Vice President & Chief Financial Officer, and was appointed Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer in March 2024, and also served as Interim Chief Executive Officer from January 2025 to April 2025. Mr. Westenberger's responsibilities in his role as Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer include management of Carter's finance, enterprise risk management, supply chain, and real estate functions. Prior to joining Carter's, Mr. Westenberger served as Vice President of Corporate Finance and Treasurer of Hewitt Associates, Inc. from 2006 to 2008. From 1996 to 2006, Mr. Westenberger held various senior financial management positions at Sears Holdings Corporation and its predecessor organization, Sears, Roebuck and Co. (collectively, "Sears"), including Senior Vice President & Chief Financial Officer of Lands' End, Inc., Vice President of Corporate Planning & Analysis, and Vice President of Investor Relations. Prior to Sears, Mr. Westenberger was with Kraft Foods, Inc. He began his career at Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP, and is a certified public accountant.

Proxy



KENDRA D. KRUGMAN

Senior Executive Vice President,
Chief Creative & Growth Officer

Age: 47

Kendra D. Krugman joined Carter's in 2007 as Manager, Merchandising. Ms. Krugman was named Director, Merchandising in 2008, Vice President Sales and Merchandising, Mass Channel in 2012, Senior Vice President Carter's Brands and Licensing in 2016, Executive Vice President, Merchandising & Design in July 2018, Executive Vice President, Retail and Chief Merchandising Officer in March 2023, and Senior Executive Vice President, Chief Creative & Growth Officer in March 2024. Prior to joining Carter's, Ms. Krugman held positions at The Gap, Inc. and French Connection Group.



JULIE A. D'EMILIO

Executive Vice President,
Global Sales

Age: 58

Julie A. D'Emilio joined Carter's in 2006 as Vice President of Sales. Ms. D'Emilio was named Senior Vice President of Sales in 2013, and then Executive Vice President, Sales in 2016. In 2020, Ms. D'Emilio was appointed Executive Vice President, Global Sales. Prior to joining Carter's, Ms. D'Emilio was with Calvin Klein Jeans, a division of The Warnaco Group, Inc., in various management positions, including Executive Vice President of Juniors' and Girls, and Vice President of the Women's Division. Ms. D'Emilio began her career with Liz Claiborne Inc. and also worked for London Fog Industries, Inc. and Jones Apparel Group, a predecessor of The Jones Group, Inc.



JEFFREY M. JENKINS

*Executive Vice President,
Global Marketing*

Age: 47

Jeffrey M. Jenkins joined Carter's in 2019 as Executive Vice President, Global Marketing. From July 2017 to July 2019, Mr. Jenkins was with CKE Restaurants Holdings, Inc., the parent company of the Carl's Jr. and Hardee's fast food restaurant brands, serving most recently as Global Chief Digital Officer and previously as Chief Marketing Officer. From June 2015 to July 2017, Mr. Jenkins was with Whole Foods Market, Inc. as Vice President, Digital Marketing & Channel Activation and Vice President, Digital Strategy & Marketing. From 2008 to June 2015, Mr. Jenkins was with Yum! Brands, Inc. in marketing roles of increasing responsibility.



ALLISON PETERSON

*Executive Vice President,
Chief Retail & Digital Officer*

Age: 50

Allison Peterson joined Carter's in July 2024 as Executive Vice President, Chief Retail & Digital Officer. From 2004 to 2023, Ms. Peterson was with Best Buy Co., Inc. ("Best Buy"), serving most recently as Executive Vice President, Chief Customer Officer with responsibilities for strategy, customer experience and insights, marketing, and loyalty. Her previous management positions at Best Buy included Senior Vice President, Chief Customer & Marketing Officer, President, E-Commerce, and Vice President, Category Marketing, Brand Strategy & Planning. Prior to Best Buy, Ms. Peterson worked for Target Corporation in merchandising and planning roles of increasing responsibility.



ANTONIO D. ROBINSON

Senior Vice President,
General Counsel, Secretary,
Corporate Social Responsibility &
Chief Compliance Officer

Age: 53

Antonio D. Robinson joined Carter's in 2010 as Vice President, Associate General Counsel. Mr. Robinson was named Vice President, Deputy General Counsel & Chief Compliance Officer in 2019; Senior Vice President, Corporate Social Responsibility in 2020; and Senior Vice President, General Counsel, Secretary, Corporate Social Responsibility & Chief Compliance Officer in 2023. Prior to joining Carter's, Mr. Robinson was a shareholder and attorney in private practice in the Atlanta office of Littler Mendelson P.C.



RAGHU R. SAGI

Executive Vice President,
Chief Information & Technology
Officer

Age: 54

Raghu R. Sagi joined Carter's in April 2024 as Executive Vice President, Chief Information & Technology Officer. From 2019 to 2024, Mr. Sagi served as the Chief Information Officer of Inspire Brands, Inc. From 2011 to 2019, Mr. Sagi served in various roles at Sephora USA, Inc., including Senior Vice President and Chief Engineering Officer responsible for the technology platforms supporting retail stores, eCommerce, and marketing.



KAREN G. SMITH

*Executive Vice President,
Supply Chain*

Age: 58

Karen G. Smith joined Carter's in 2022 as Executive Vice President, Supply Chain. From 2019 to 2022, Ms. Smith was with Kontoor Brands, inc. ("Kontoor"), serving most recently as Executive Vice President of Supply Chain and previously as Vice President of Global Supply Chain Operations, a role she assumed after Kontoor's 2019 spinoff from V.F. Corporation. From 2014 to 2019, she was with V.F. Corporation in various management positions, including Vice President, Supply Chain Operations, Americas East. Prior to V.F. Corporation, Ms. Smith worked for Jockey International in supply chain leadership roles of increasing responsibility.



JILL A. WILSON

*Senior Vice President,
Human Resources &
Talent Development*

Age: 58

Jill A. Wilson joined Carter's in 2009 as Vice President of Human Resources. In 2010, Ms. Wilson was promoted to Senior Vice President, Human Resources & Talent Development. Ms. Wilson joined Carter's after more than 20 years with The May Company and Macy's, Inc. ("Macy's"). While at Macy's, Ms. Wilson held various human resource positions of increasing responsibility, including Group Vice President of Human Resources. Ms. Wilson has extensive experience in a broad range of human resource disciplines including global talent management, organizational development, learning and development, compensation, benefits, talent acquisition, and merger integration.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

This Compensation Discussion and Analysis, or CD&A, is intended to provide information regarding Carter's executive compensation program and practices. This CD&A covers a variety of topics, including Carter's compensation philosophy regarding executive compensation, the role of our Compensation & Human Capital Committee (also referred to in this CD&A as the Committee), in setting the compensation of our executive officers, including our Named Executive Officers ("NEOs"), and our executive compensation decisions for fiscal 2024.

Our NEOs (with their titles as of the filing of this proxy statement) for fiscal 2024 were:

NEO	Position
Richard F. Westenberger[1]	Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer, and former Interim Chief Executive Officer
Kendra D. Krugman	Senior Executive Vice President, Chief Creative & Growth Officer
Allison M. Peterson[2]	Executive Vice President, Chief Retail & Digital Officer
Raghu R. Sagi[3]	Executive Vice President, Chief Information & Technology Officer
Michael D. Casey[4]	Former Chairman, Chief Executive Officer & President
Brian J. Lynch[5]	Former President & Chief Operating Officer

[1] Mr. Westenberger served as Interim Chief Executive Officer from January 2025 until the appointment of Douglas C. Palladini as Chief Executive Officer and President on April 3, 2025.

[2] Ms. Peterson joined Carter's in July 2024.

[3] Mr. Sagi joined Carter's in April 2024.

[4] Mr. Casey retired as an officer and director of Carter's in January 2025, and after serving in an advisory capacity from January 2025 through February 28, 2025, retired from Carter's.

[5] Mr. Lynch retired from Carter's in February 2024.

OVERVIEW OF EXECUTIVE COMPENSATION PROCESS FOR FISCAL 2024

This CD&A presents information regarding the Committee's consideration of Carter's performance in 2024 and related compensation decisions.

Consistent with previous years, the Committee approved Carter's compensation programs and final target metrics in the first quarter of 2024, based on forecasted financial results for the fiscal year. The Committee considered various factors in determining the design of Carter's compensation programs for 2024, including the cumulative effect of high levels of inflation and elevated interest rates on our target consumers, and initiatives intended to reduce inventory levels, improve product sell-throughs, gross profit margin, and on-time shipping performance as well as lower ocean freight rates and product costs.

This process considered our performance during 2024, as highlighted below, and this CD&A describes the Committee's compensation decisions and determination of the the level of achievement of 2024 performance metrics.

2024 CARTER'S PERFORMANCE HIGHLIGHTS

The following provides key performance highlights for 2024, which reflect the challenging macroeconomic environment for our business. Unless otherwise stated, comparisons are to fiscal 2023 and include both GAAP financial measures and adjusted, non-GAAP financial measurements. We believe the non-GAAP adjustments provide a meaningful comparison of the Company's results and afford investors a view of what management considers to be the Company's underlying performance. These measures are presented for informational pay-related purposes only. See the Appendix to this Proxy Statement for additional disclosures and reconciliations regarding these non-GAAP financial measures.

$ in millions, except EPS



[1] Non-GAAP measure; see reconciliation to GAAP in Supplemental Information.

$ in millions

Balance Sheet (Year End)

	2024	2023
Cash	$413	$351
Accounts receivable, net	195	184
Inventory, net	502	537
Accounts payable	248	242
Long-term debt, net	498	497
Operating lease liabilities[1]	632	584

Cash Flow & Return of Capital (Fiscal Year)

	2024	2023
Operating cash flow	$299	$529
Capital expenditures	(56)	(60)
Free cash flow[2]	$243	$469
Dividends	$116	$112
Share repurchases	51	100
Total	$167	$212

- **Inventories down 6% vs. LY**
    - Fewer days of supply
    - Lower product costs
- **Total liquidity $1.3 billion**
    - $413 million cash
    - $845 million borrowing capacity on revolving credit facility
- **No seasonal borrowings in 2024**

- **2023 operating cash flow reflected sell through of pack & hold inventory last year**
- **$167 million distributed to shareholders in 2024 through dividends and share repurchases**
    - Dividends: $116 million
    - Share repurchases: $51 million

[1] Sum of current and non-current operating lease liabilities. [2] Non-GAAP measure.

EXECUTIVE COMPENSATION HIGHLIGHTS FOR FISCAL 2024

The Committee believes that our executive compensation program is appropriately designed to attract and retain superior executive talent and drive performance.

Reflective of this belief, approximately 98% of the votes cast at our 2024 Annual Meeting of shareholders, were in favor of the advisory vote to approve executive compensation ("say-on-pay"). While this vote was non-binding, the Committee carefully considered the result of the say-on-pay vote in the context of our overall compensation philosophy, policies, and related decisions. After reflecting on the say-on-pay vote, the Committee decided that no changes to Carter's compensation philosophy were necessary. At the 2025 Annual Meeting, we will have an annual advisory vote to approve executive compensation (Proposal Number Two). The Committee plans to continue to consider the results from this year's vote and future advisory votes on executive compensation.

We believe our pay for performance compensation philosophy is demonstrated by the alignment of shareholder experience and the payouts actually received by our NEOs. The annual incentive compensation paid out in 2024 was only 5% of the target given that net sales and operating income thresholds were not attained and the strategic objectives (weighted at 20%) were attained at 25%. Additionally, none of the performance shares granted in 2022 eligible for vesting in 2024 were earned because performance thresholds were not attained.

As described more fully in this CD&A, the Committee took the following actions, among others, with respect to fiscal 2024 compensation for our NEOs:

- reviewed the peer group to be used by the Committee as a source of comparative compensation data for fiscal 2024, and determined that the existing group remained appropriate with no necessary adjustments;

- benchmarked compensation for all executive officers, including the NEOs, using a combination of proxy disclosures by Carter's peer group and retail industry survey data;

  - structured annual incentive compensation for 2024 to consist of three performance metrics, weighted as follows: (1) net sales (50%); (2) operating income (with attainment to be measured based on adjusted results as reported to shareholders) (30%); and (3) strategic objectives (20%), consisting of the following: (a) improve the consumer perception of Carter's brand style and value; (b) improve U.S. Retail traffic through improved marketing effectiveness and new capabilities; and (c) demonstrate continued progress with multicultural customer acquisition;

- approved new equity awards consisting of 50% time-based restricted stock vesting annually over four years and 50% performance-based restricted stock. The 2024 performance-based restricted stock awards have the following features:

  - three performance metrics, net sales, adjusted earnings per share (as reported to shareholders), and relative total shareholder return; and

  - a three-year performance period (fiscal years 2024, 2025, and 2026).

  - The Committee set target net sales and adjusted earnings per share for 2024, as well as the target growth percentages for 2025 and 2026 that are based on actual net sales and adjusted earnings per share for 2024 and 2025, respectively.

- In the first quarter of 2027, the Committee will determine the number of shares, if any, of performance-based stock that are earned under the 2024 performance-based restricted stock awards.

COMPENSATION GOVERNANCE

The Committee and the Board have established executive compensation-related policies and procedures, including those discussed below, that they believe are appropriate for Carter's and its shareholders in light of the sector in which Carter's operates, its business model, and its financial and operational performance.

What We Do:	What We Do Not Do
• **Align Pay with Carter's Performance:** A significant portion of our NEOs' total direct compensation is linked to Carter's performance in the form of annual incentive compensation and long-term equity compensation tied to performance criteria. • **Retain an Independent Compensation Consultant:** The Committee retains an independent consultant to advise it on executive and director compensation matters and to help analyze comparative compensation data to confirm that the design and pay levels of our compensation program are consistent with market practices. • **Utilize Stock Ownership Guidelines:** We have minimum stock ownership guidelines for our executive officers to encourage them to maintain a meaningful equity interest in Carter's in order to align their interests with those of our shareholders. • **Utilize Equity Retention Guidelines:** Our equity retention policy for executive officers requires holding periods for time-based restricted stock and time-based stock option grants. • **Have Double-Trigger Cash Severance Arrangements in the Event of a Change of Control:** In the event of a change of control, our severance agreements with our NEOs provide for cash severance benefits to be paid only if there is a qualifying termination within a set period of time following the change of control. • **Effective With Equity Grants in 2024, Our Equity Incentive Arrangements Included Double-Trigger Provisions and Mandatory Clawback Provisions:** As disclosed further in this CD&A, effective February 15, 2024, Carter's amended its Equity Incentive Plan to include double-trigger change of control provisions, as well as mandatory clawback provisions consistent with the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), related NYSE listing standards, and our Clawback policy.	• **No Guaranteed Annual Salary Increases or Guaranteed Bonuses** • **No Re-Pricing of Stock Options** • **No Hedging, Pledging, or Short Sales of Company Stock** • **No Special Perquisites Provided to Our NEOs** • **No Equity Grants Below 100% Fair Market Value** • **No Annual Equity Grants or Trading During Closed Insider Trading Windows**

COMPENSATION STRUCTURE AND DETERMINATION

Our compensation philosophy is to set our NEOs' total direct compensation at levels that will attract, motivate, and retain superior executive talent in a highly competitive environment. Carter's compensation program for our NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of our NEOs' total direct compensation to Company performance in the form of annual cash incentive compensation and long-term performance-based restricted stock awards.

The principal components of the compensation structure for our NEOs are:

- base salary;
- annual cash incentive compensation; and
- long-term equity incentive compensation.

Together, we refer to these three components as "total direct compensation."

GENERAL

In setting a total direct compensation target for each NEO, the Committee considers both objective and subjective factors set forth below. The Committee also reviews total direct compensation, and its individual components, at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in our peer group and, as needed, a broader retail survey, in order to assess where the compensation it sets falls relative to market practices.

These levels are selected because the Committee reviews this peer data as a reference point in determining whether the total compensation opportunity is likely to provide sufficient motivation and retention as well as whether it properly reflects the NEO's role and scope of responsibilities.

In setting compensation of Carter's NEOs, the Committee considered multiple objective and subjective factors, including:

- the nature and scope of each executive officer's responsibilities;
- comparative compensation data for executive officers in similar positions at companies in our peer group and, as needed, a broader retail survey;
- each executive officer's experience, performance, and contribution to Carter's;
- Carter's performance;
- prior equity awards and potential future earnings from equity awards;
- retention needs; and
- any other factors the Committee deems relevant.

BASE SALARY

When setting base salaries for our NEOs, the Committee considers the objective and subjective factors set forth above and also reviews base salaries at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in our peer group and a broader retail survey, as appropriate.

ANNUAL CASH INCENTIVE COMPENSATION

Carter's makes annual cash incentive compensation (through the Carter's, Inc. Amended and Restated Annual Incentive Compensation Plan, the "Incentive Compensation Plan") a significant component of our NEOs' targeted total direct compensation in order to motivate our executive officers to meet and exceed Carter's annual operating plans. For each NEO, the Committee approves target annual cash incentive compensation as a percentage of such NEO's base salary. In establishing these annual cash incentive compensation targets, the Committee considers our NEOs' potential total direct compensation in light of Carter's compensation philosophy and comparative compensation data.

The Committee has the discretion to reduce or not to award annual cash incentive compensation, even if Carter's achieves its financial performance targets, and to take into account personal performance in determining the percentage of each NEO's annual cash incentive compensation to be paid, if any. Furthermore, the Board has adopted a clawback policy, consistent with the requirements of Rule 10D-1 under the Exchange Act and the related NYSE listing standards (referred to in this proxy statement as the "clawback policy"), that requires an executive officer (as defined in the clawback policy) to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results.

LONG-TERM EQUITY INCENTIVE COMPENSATION

The Carter's, Inc. Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan") allows for various types of equity awards, including stock options, restricted stock (both time and performance-based), restricted stock units (structured as deferred restricted stock), stock appreciation rights, and deferred stock. Awards under our Equity Incentive Plan are granted to recruit, motivate, and retain employees and in connection with promotions or increased responsibility. Historically, the Committee has awarded a combination of time and performance-based restricted stock and time-based restricted stock units (structured as deferred restricted stock), although it may choose to use other forms of equity awards in the future.

All awards under our Equity Incentive Plan must be approved by the Committee. The Committee determines the type, timing, and amount of equity awards granted to each of our NEOs after considering their previous equity awards, base salary, and target annual cash incentive compensation in light of Carter's compensation philosophy. The Committee also considers the comparative compensation data in our peer group and, as needed, a broader retail survey, and our desire to retain and motivate our NEOs and to align their goals with the long-term goals of our shareholders.

The Committee's practice is to approve equity grants at regularly scheduled meetings, but may also make equity grants at special meetings or by unanimous written consent, and could select a date subsequent to a regularly scheduled meeting on which to grant equity awards. The Committee does not take into account material non-public information when determining the timing or terms of equity awards, nor does Carter's time disclosure of material non-public information for the purpose of affecting the value of executive compensation. During fiscal 2024, the Company did not grant stock options (or similar awards) to any executive officer during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any current report on Form 8-K that disclosed material non-public information. More broadly, the Company has not awarded stock options (or similar awards) since fiscal 2018.

In considering the value of equity awards, we calculate the value of time-based and performance-based restricted stock awards using the closing price of our common stock on the date of grant.

Effective February 15, 2024, Carter's amended its Equity Incentive Plan to include double-trigger change of control provisions to more closely-align Carter's pay practices with market practice. Effective with equity award grants in fiscal 2024, the vesting of the awards will be accelerated if either (1) the surviving entity does not provide replacement awards that meet criteria as set forth in the amended Equity Plan or, if applicable, the award agreement (referred to as "qualifying replacement awards"), or (2) the surviving entity provides qualifying replacement awards, but there is a termination of employment for cause or resignation for good reason (as defined in the amended Equity Incentive Plan) within two years after the change in control.

In addition, the Equity Incentive Plan was amended to include mandatory clawback provisions consistent with the requirements of Rule 10D-1 under the Exchange Act, related NYSE listing standards, and Carter's clawback policy. Under the amended Equity Incentive Plan, and consistent with Carter's clawback policy, the executive is required to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results. No other changes were made to the Equity Incentive Plan, including to the maximum number of shares that may be delivered under the Equity Incentive Plan.

ROLE OF THE COMPENSATION AND HUMAN CAPITAL COMMITTEE, INDEPENDENT CONSULTANT, AND MANAGEMENT

The Committee sets the total direct compensation of our NEOs, as well as the financial performance targets for our NEOs' annual cash incentive compensation and vesting terms for their equity awards, including performance-based awards.

For fiscal 2024, the Committee engaged Meridian Compensation Partners, LLC, an independent compensation consultant ("Meridian"), to advise it on executive and director compensation matters.

Meridian informs the Committee on market trends, as well as regulatory issues and developments and how they may impact Carter's executive compensation program. Among other things, Meridian also:

- participates in the design of the executive compensation program to help the Committee evaluate the linkage between pay and performance;
- reviews market data and advises the Committee regarding the compensation of Carter's executive officers; and
- reviews and advises the Committee regarding director compensation.

Meridian serves at the discretion of the Committee and regularly attends executive sessions with the Committee at which management is not present. At the direction of the Committee, our Chief Executive Officer works with Meridian to review comparative compensation data and makes recommendations for base salary, annual cash incentive compensation, and long-term equity incentive compensation for our NEOs, other than himself. Compensation for our Chief Executive Officer is set by the Committee, without any involvement by the Chief Executive Officer and reflecting feedback provided by Meridian to the Committee.

The Committee has assessed the independence of Meridian pursuant to applicable NYSE and SEC rules and has determined that it is independent, and the work provided by it did not raise a conflict of interest.

PEER GROUP ANALYSIS AND RETAIL SURVEY

To assess the market competitiveness of our NEOs' compensation, the Committee and management review data provided by Meridian from two sources: our peer group and, as needed, a broader retail survey.

The Committee has established a peer group, which is generally comprised of companies in the retail or wholesale sectors which primarily conduct business in apparel or related accessories, sell products under multiple brands through retail stores and online, and have net sales generally between one-half and two times Carter's net sales.

In setting fiscal 2024 compensation, our peer group was comprised of the following fifteen companies:

Abercrombie & Fitch Co.	Kontoor Brands, Inc.
American Eagle Outfitters, Inc.	Levi Strauss & Co.
The Children's Place, Inc.	Oxford Industries, Inc.
Columbia Sportswear Company	Tapestry, Inc.
G-III Apparel Group, Ltd.	Under Armour, Inc.
Gildan Activewear, Inc.	Urban Outfitters, Inc.
Guess?, Inc.	Victoria's Secret & Co.
HanesBrands Inc.	

The Committee, with the advice of Meridian, also uses select information from a broader retail survey (that includes apparel and related products retailers or department stores which primarily sell apparel and related products) for executive compensation market assessment in order to supplement compensation data provided by the peer group analysis that may not be adequately represented in the data that is available from our peer group.

2024 TOTAL DIRECT COMPENSATION

During fiscal 2024, the Committee reviewed compensation data from our peer group and, as needed, a broader retail survey, and compared that data to the compensation of our NEOs, in connection with approving total direct compensation for 2024. In setting total direct compensation for 2024, the Committee also considered the various factors noted earlier in this CD&A.

The components of total direct compensation are discussed more fully below.

2024 BASE SALARY

In February 2024, the Committee approved an increase in the base salaries for each of our NEOs employed with the Company at the time, with such increases effective in May 2024. These increases were based on market data, the nature and scope of each NEO's responsibilities, and each NEO's performance during fiscal 2023 (as applicable). The base salary for each NEO for fiscal 2024 is set forth below.

	Richard F. Westenberger	Kendra D. Krugman	Allison M. Peterson[1]	Raghu R. Sagi[2]	Michael D. Casey	Brian J. Lynch[3]
Base salary rate—2023 (effective May 2023 for all officers except for Ms. Krugman, and effective March 2023 for Ms. Krugman)	$715,000	$700,000	$—	$—	$1,300,000	$880,000
Base salary rate—2024 (effective May 2024 for all officers except for Ms. Peterson and Mr. Sagi, effective July 2024 for Ms. Peterson, and effective April 2024 for Mr. Sagi)	$775,000	$775,000	$750,000	$600,000	$1,340,000	$—
Percentage Increase	8.39%	10.71%	—%	—%	3.08%	—%

[1] Ms. Peterson joined Carter's in July 2024.

[2] Mr. Sagi joined Carter's in April 2024.

[3] Mr. Lynch retired from Carter's in February 2024. Mr. Lynch's base salary remained the 2023 base salary rate until his retirement from Carter's in February 2024.

The total salary earned by each NEO in fiscal 2024 is shown in the Summary Compensation Table in the "Salary" column and takes into account the change in each NEO's salary as noted above.

2024 ANNUAL CASH INCENTIVE COMPENSATION

In February 2024, the Committee set the following fiscal 2024 annual cash incentive compensation targets for our NEOs:

- 150% of base salary for Mr. Casey; and

- 85% of base salary for Mr. Westenberger and Ms. Krugman

  based on each NEO's responsibilities, expected contribution and market data.

No fiscal 2024 annual cash incentive compensation target was set for Mr. Lynch, as he retired from Carter's in February 2024.

Upon each of Ms. Peterson and Mr. Sagi joining Carter's in July 2024 and April 2024, respectively, the Committee set the fiscal 2024 annual cash incentive compensation target as 75% of each of their respective base salaries.

In light of continued consumer trends and shifting customer demographics, management recommended, and the Committee approved, a 2024 annual cash incentive compensation structure that included two financial performance metrics and a strategic objectives component that included consumer-related objectives, as well as two financial performance metrics, as follows:

- net sales (weighted at 50%);

- operating income (weighted at 30%) (with attainment to be based on adjusted results as reported to shareholders); and

- strategic objectives (weighted at 20%), which consisted of the following objectives (1) improve consumer perception of Carter's brand style and value; (2) improve U.S. retail traffic through improved marketing effectiveness and new capabilities; and (3) demonstrate continued progress with multicultural consumer acquisition.

The Committee selected net sales, operating income (as it may be adjusted and reported to shareholders), and strategic objectives as performance metrics because it believes these metrics are key measures that align with the interests of our shareholders, namely growth, profitability, and strategic objectives related to shifting consumer demographics and continued consumer trends. As described below, our NEOs could have earned from 0% to 200% of their target annual cash incentive compensation in fiscal 2024 based upon Carter's achievement of net sales and operating income (as it may be adjusted) financial performance metrics and the strategic objectives metric.

The payment grid for the 2024 annual incentive compensation program is set forth below.

2024 ANNUAL CASH INCENTIVE COMPENSATION — PERFORMANCE METRICS

	Net Sales (50%) (in millions)	Adj. Operating Income (30%) (in millions)[1]	Strategic Objectives (20%)
25% of Target (Threshold Performance)	$ 2,890	$ 310	N/A
100% of Target (Target Performance)	$ 3,000	$ 345	N/A
200% of Target (Maximum Performance)	$ 3,093	$ 377	N/A
Fiscal 2024 Performance	**$ 2,844**	**$ 287.0**	**N/A**

[1] See the Appendix to this Proxy Statement for a reconciliation of Adjusted Operating Income to its most directly comparable GAAP measure, Operating Income.

In January 2025, the Committee determined that based on Carter's performance noted above, as well as the achievement of 25% of the strategic objectives, Carter's achieved an overall performance at 5% of Target, with the payouts to our NEOs as follows:

	Annual Cash Incentive Compensation Targets ($)	Annual Cash Incentive Compensation Actually Paid at 5% of Target ($)
Richard F. Westenberger	$ 658,750	$ 33,000
Kendra D. Krugman	$ 658,750	$ 33,000
Allison M. Peterson[1]	$ 272,774	$ 13,700
Raghu R. Sagi[2]	$ 304,521	$ 15,300
Michael D. Casey	$ 2,010,000	$ 100,500
Brian J. Lynch[3]	$ —	$ —

[1] Ms. Peterson joined Carter's in July 2024 and received a pro-rated bonus based on the number of days of service in 2024.
[2] Mr. Sagi joined Carter's in April 2024 and received a pro-rated bonus based on the number of days of service in 2024.
[3] Mr. Lynch retired from Carter's in February 2024 and did not receive any 2024 annual cash incentive compensation.

2024 LONG-TERM EQUITY INCENTIVE COMPENSATION

We provide long-term equity incentive awards to our NEOs to balance the short-term focus of the annual cash incentive program by tying a significant portion of total compensation to performance achieved by the Company over multi-year periods. The structure and design of our long-term equity incentive awards are designed to directly link the value of the awards granted to the NEOs with the Company's long-term financial performance and increases in stockholder value.

AWARD MIX

In fiscal 2024, the Committee approved a 50%/50% mix of annual time-based restricted stock grants (which vest over four years in 25% increments on the annual anniversary of the grant date) and two types of three year performance-based restricted stock grants (PSAs) for each NEO. These grants reflect our historical practice of awarding a combination of time-based and performance- based restricted stock to Carter's NEOs.

FISCAL 2024 LONG-TERM EQUITY INCENTIVE AWARD OPPORTUNITIES

Each NEO's annual equity grant is determined based on her or his performance, market pay data, and considerations of the competitiveness of their overall compensation package. Based on these factors, for Fiscal 2024 the Committee determined to grant long-term equity incentive awards to the NEOs with the aggregate grant date fair value shown below.

NEO	2024 Long-Term Equity Incentive Award[1]
Richard F. Westenberger	$1,609,960
Kendra D. Krugman	$1,609,960
Allison M. Peterson[2]	$2,500,190
Raghu Sagi[3]	$1,000,120
Michael D. Casey	$6,976,664
Brian J. Lynch[4]	$—

[1] Amounts assume target attainment of metrics under performance-based restricted stock awards.

[2] In connection with Ms. Peterson joining Carter's in July 2024, Ms. Peterson received an award of time-based restricted stock that vests over four years in 25% increments on the annual anniversary of the grant date.

[3] In connection with Mr. Sagi joining Carter's in April 2024, Mr. Sagi received an award of time-based restricted stock that vests over four years in 25% increments on the annual anniversary of the grant date.

[4] Mr. Lynch retired from Carter's in February 2024 and did not receive any long-term equity incentive awards in 2024.

PERFORMANCE-BASED RESTRICTED STOCK AWARD MEASUREMENT

The combined Company PSAs and relative total shareholder return ("relative TSR") PSAs granted by the Committee in fiscal 2024 measure a mix of net sales growth, adjusted earnings per share (adjusted EPS) as reported to shareholders, and relative TSR over a three-year period from fiscal 2024 to fiscal 2026, as shown below. The Committee selected these metrics as they represent key areas of focus for Carter's and align compensation with long-term shareholder value.

Fiscal 2024 to 2026 PSA Metrics	Weighting
Net Sales[1]	33%
Adjusted EPS[1]	33%
Relative TSR[2]	34%

[1] Target performance for these metrics was set, at the time of grant, for the first year of the performance period, and the target performance for each of the following years (2025 and 2026) is based on a set rate of growth (included in the award agreement) in the actual performance for the prior year. For example, if the net sales target for 2024 was set at $2.8 billion, but actual performance for 2024 was $2.7 billion, the target net sales for 2025 would be based on a growth rate related to $2.7 billion in net sales. The Committee sought to set challenging goals for the fiscal 2024 net sales and adjusted EPS metrics.

[2] Target performance was set at a three-year relative TSR that equals or exceeds the 50th percentile of a comparator group consisting of a selection of companies in the S&P 1500 Apparel, Accessories & Luxury Goods Index and the S&P 1500 Apparel Retail Index.

The number of PSAs earned will depend on Carter's level of achievement with respect to each metric, ranging from 25% of target for performance at threshold to 200% of target for performance at maximum. No PSAs will be earned if performance falls below the threshold level of performance for all three metrics. If the performance level falls between threshold and target or between target and maximum, the level of payout is determined through linear interpolation.

COMPLETED AND OUTSTANDING PERFORMANCE SHARE AWARD CYCLES

The final measurement period for the fiscal 2022 to fiscal 2024 PSA cycle was completed as of the end of fiscal 2024. A summary of the net sales and adjusted EPS metrics are below, and as indicated in the table, no payouts were attained for these PSAs.

Fiscal 2022 to Fiscal 2024

PSA Metric	Threshold	Target	Maximum	Actual	Payout %
Net Sales (50% weighting) (in millions)	• **2022**: $3,295 • **2023**: 1% growth in actual 2022 net sales • **2024**: 1% growth in actual 2023 net sales	• **2022**: $3,595 • **2023**: 3% growth in actual 2022 net sales • **2024**: 3% growth in actual 2023 net sales	• **2022**: $3,670 • **2023**: 5% growth in actual 2022 net sales • **2024**: 5% growth in actual 2023 net sales	• **2022**: $3,212 • **2023**: $2,946 • **2024**: $2,844	0%
Adjusted EPS (50% weighting)	• **2022**: $7.50 • **2023**: 2% growth in actual 2022 adjusted EPS • **2024**: 2% growth in actual 2023 adjusted EPS	• **2022**: $9.02 • **2023**: 9% growth in actual 2022 adjusted EPS • **2024**: 9% growth in actual 2023 adjusted EPS	• **2022**: $9.21 • **2023**: 11% growth in actual 2022 adjusted EPS • **2024**: 11% growth in actual 2023 adjusted EPS	• **2022**: $6.90 • **2023**: $6.19 • **2024**: $5.81	0%
Total Attainment					**0%**

TIME-BASED RESTRICTED STOCK

All of the time-based restricted stock awards granted to our NEOs in fiscal 2024:

- are subject to the equity retention policy described below;
- are contingent on the NEO's continued employment with Carter's through each vesting date; and
- vest in four equal annual installments on the first through fourth anniversaries of each grant date.

STOCK OWNERSHIP GUIDELINES AND EQUITY RETENTION POLICY

The Committee regularly reviews the equity ownership of our NEOs compared to our minimum ownership guidelines. Under our minimum ownership guidelines, no NEO may sell shares of Carter's stock (other than to cover the tax obligations resulting from the vesting of Carter's restricted stock (both time and performance-based) or from exercising vested stock options) until they own shares of Carter's stock with a total market value in excess of a specified multiple of his or her base salary and continue to maintain such level of ownership after such sale. For fiscal 2024 (similar to the multiples for 2023), the ownership multiples for our NEOs were as follows:

	Multiple of Base Salary
Chief Executive Officer & President	7x
Senior Executive Vice Presidents & Executive Vice Presidents	3x

Under our minimum ownership guidelines, all unvested restricted stock and vested shares are included in determining compliance with the ownership multiple, but unvested performance-based restricted stock are excluded from the calculation of shares of stock held by the executive.

In addition, our equity retention policy for NEOs requires that any time-based restricted stock granted to a NEO be held for four years following the date of grant before those shares may be sold, except for any withholding to cover tax obligations resulting from the vesting of such shares. The policy also requires that shares underlying time-based options granted be held for at least one year from the date of vesting. During fiscal 2024, each of our NEOs was in compliance with his or her applicable minimum ownership requirement.

401(K) PLAN

Carter's 401(k) program provides for a Company match of employee contributions, including contributions by NEOs, at the discretion of Carter's, based on Carter's performance. In January 2025, the Committee approved that employee contributions made to Carter's 401(k) plan in fiscal 2024 would be matched by Carter's 100% up to 4% of the employee's eligible compensation for all eligible employees, up to the maximum amount permitted by the Internal Revenue Service. This matching contribution was approved by the Committee following its consideration of our employees' efforts for fiscal 2024.

PERQUISITES AND OTHER BENEFITS

Our NEOs do not receive any perquisites or other benefits on an annual basis that are not otherwise available to all employees. The cost of providing these benefits and perquisites to the NEOs is included in the amounts shown in the "All Other Compensation" column of the Summary Compensation Table and detailed in the footnotes to such table.

INSIDER TRADING POLICY

We maintain an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, as well as by Carter's, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

CLAWBACK AND HEDGING POLICIES

Carter's has adopted a clawback policy, consistent with the requirements of Rule 10D-1 under the Exchange Act and the related NYSE listing standards, that requires an executive officer to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results.

Further, hedging and pledging of Company stock by any Board member or employee of Carter's, including our NEOs, is prohibited under our policies to ensure that the interests of the holders of

Carter's stock are fully aligned with those of shareholders in general. During fiscal 2024, none of our NEOs entered into a hedging arrangement or pledged any shares of Carter's stock.

RETIREMENT OF FORMER PRESIDENT & CONSULTING AGREEMENT

In connection with Mr. Lynch's retirement in February 2024, the Company entered into a consulting agreement with Mr. Lynch pursuant to which Mr. Lynch served as a consultant to the Company following his retirement to assist with an orderly transition. The consulting agreement provides for, among other things: (i) a term of twelve months through the end of February 2025; and (ii) a consulting fee of $125,000 per month payable by the Company to Mr. Lynch for the consulting services provided to the Company during the period of the consulting agreement, which consulting services include consultations with executive officers and other management personnel of the Company related to the business of the Company and assistance with leadership transitions at the Company.

In addition, pursuant to the terms of the outstanding award agreements governing Mr. Lynch's unvested performance-based restricted stock, Mr. Lynch received "retirement" treatment for those outstanding awards upon his retirement in February 2024. This treatment resulted in pro-rated vesting of his performance-based restricted stock (calculated based on the number of days he worked at the Company from the grant date through the retirement date) subject to the achievement, by the Company, of the performance metrics under the applicable award agreements.

RETIREMENT OF FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER & RETIREMENT AGREEMENT

In connection with Mr. Casey's retirement in February 2025, Carter's and Mr. Casey entered into a Retirement Agreement and Release, dated February 20, 2025. Under the Retirement Agreement and Release, Mr. Casey received accelerated vesting of his outstanding unvested time-based restricted stock awards and pro-rated vesting of his PSAs issued in 2023 and 2024 (subject to the attainment of the performance metrics under those awards).

APPOINTMENT OF INTERIM CHIEF EXECUTIVE OFFICER

In connection with Mr. Casey's retirement as Chairman and Chief Executive Officer, the Board appointed Richard F. Westenberger as Interim Chief Executive Officer, effective January 5, 2025. Mr. Westenberger's appointment ended on April 3, 2025 in connection with the appointment of Douglas C. Palladini as Chief Executive Officer & President. Mr. Westenberger is continuing to serve in his role as Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer.

In his capacity as Interim CEO, Mr. Westenberger received a monthly cash stipend of $110,000, and also received restricted stock awards in an amount of $300,000 pursuant to the Company's Amended and Restated Equity Incentive Plan on a quarterly basis (the "Westenberger Awards"), each vesting within one year of the grant date of the relevant Westenberger Award. The Westenberger Awards will be immediately vested in the event that Mr. Westenberger is terminated without cause or resigns for good reason prior to the applicable vesting date, or in the event of his death or disability prior to the vesting date.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER & PRESIDENT

On March 26, 2025, the Company announced that the Board approved the appointment of Douglas C. Palladini as Chief Executive Officer and President of the Company and a member of the Board, effective April 3, 2025 (the "Effective Date"). On the Effective Date, Richard F. Westenberger, who was serving as the Company's Interim Chief Executive Officer, ceased to serve in that capacity but is continuing with the Company as its Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer.

In connection with Mr. Palladini's appointment, Mr. Palladini and the Company executed an offer letter on March 21, 2025 (the "Offer Letter"). Pursuant to the Offer Letter, during Mr. Palladini's employment with the Company, he will receive an initial base salary of $1,200,000 per year, and an annual cash incentive opportunity at target of 150%, which will be prorated for fiscal year 2025. Commencing in the Company's fiscal year 2026, Mr. Palladini will be eligible to receive annual equity awards with a target value of $5,500,000, pursuant to the terms of the Company's shareholder-approved equity plan.

Pursuant to the Offer Letter, on April 3, 2025, Mr. Palladini received a $7,000,000 sign-on equity grant, with 50% of the grant in the form of time-based restricted stock and 50% in the form of performance-based restricted stock. The time-based restricted stock vests in four equal increments over a four-year period on each of the anniversaries of the grant date. The performance-based restricted stock will be earned upon achieving share price hurdles for 20 consecutive trading days over a three-year performance period, starting on the award grant date (April 3, 2025) and ending on the third anniversary of the award grant date (April 3, 2028). These share price hurdles are based on the closing price of stock on the grant date, using the following growth rates:

- 1/3 at 30% growth;

- 1/3 at 60% growth;

- 1/3 at 90% growth.

The growth objectives may be achieved at any time over the three-year period, and the corresponding number of shares earned, but the shares will not vest until the end of the three-year period.

Mr. Palladini is expected to enter into the Company's previously disclosed Severance Agreement and participate in the employee benefit plans and programs provided by the Company to other senior executives. Mr. Palladini will be covered by any Company directors and officers insurance policies. Mr. Palladini will also be subject to the Company's restrictive covenants included in the Severance Agreement, which include restrictions relating to non-competition and non-solicitation for 24 months after the termination date and protection of confidential information.

SEVERANCE AGREEMENTS WITH NEOS

Each of our NEOs has a severance agreement with Carter's. In the event that an NEO is terminated by Carter's for any reason, the NEO or his or her estate will be provided: (a) the NEO's base salary earned but not paid during the final payroll period, (b) pay for any vacation time earned but not used through the separation date, and (c) any business expenses incurred by the NEO but unreimbursed on the separation date.

If an NEO is terminated without "cause," or an NEO terminates their employment for "good reason" (with "cause" and "good reason" defined in each NEO's respective severance agreement and summarized below), the Company will be obligated to pay such NEO's base salary for 12 months in the cases of Messrs. Westenberger and Sagi and Mses. Krugman and Peterson. In each case, base salary will be paid in bi-weekly installments. The Company is also obligated to pay each NEO a pro-rated annual cash incentive compensation amount that would have been earned by each such executive if he or she had been employed at the end of the year in which his or her employment was terminated. The determination of whether annual cash incentive compensation is payable to the NEO will not take into account any individual performance goals and shall be based solely on the extent to which Company performance goals have been met.

Further, the Company is obligated to pay the Company's contribution to the medical and dental benefits for Messrs. Westenberger and Sagi and Mses. Krugman and Peterson, until the earlier of (i) 12 months following his or her separation date, (ii) the date the NEO becomes eligible for coverage under the health and/or dental plans of another employer, or (iii) the date the NEO otherwise ceases to be eligible to continue participation in the Company's health and dental plans under COBRA. Additionally, the Company is obligated to pay the Company's contribution to the life insurance benefits for 12 months in the case of Messrs. Westenberger and Sagi and Mses. Krugman and Peterson. The payment of severance is contingent on the NEO (a) executing an effective release of claims, and (b) complying with post-termination obligations including confidentiality, noncompetition, and non-solicitation covenants.

In the event that, within two years following a "change of control" (with "change of control" defined in each executive's severance agreement) the Company terminates the NEO's employment, other than for "cause" or such executive terminates his or her employment for "good reason," the Company shall pay such NEO's the following severance benefits in addition to the severance benefits in the preceding paragraph: (a) base salary for an additional 12 months for all NEOs, (b) the Company's contribution to the medical and dental benefits, if following the expiration of the 12-month anniversary of such termination, the NEO has not yet become eligible for coverage under the health and/or dental plans of another employer, then for an additional 6-month period thereafter (or, if earlier, until the date the NEO becomes eligible for coverage under the health and/or dental plans of another employer), and (c) the Company's contribution to the life insurance benefits, for an additional 12 months in the case of all NEOs. In the event of a "change of control" of the Company: (1) for all unvested stock options and all unvested shares of restricted stock (both time and performance-based) held by the NEO that were awarded prior to February 15, 2024, such awards will fully vest; and (2) for all unvested equity awards made on or after February 15, 2024, such awards will fully vest if there is a qualifying termination of employment within two years after the change in control or if the surviving entity does not provide qualifying replacement awards.

Under the severance agreements with each of our NEOs, "cause" is generally deemed to exist when such NEO has: (a) been convicted of a felony or entered a plea of guilty or no contest to a felony; (b) committed fraud or other act involving dishonesty for personal gain which is materially injurious to the Company; (c) materially breached his obligations of confidentiality, intellectual property assignment, non-competition, non-solicitation, or non-disparagement against the Company after a cure period, provided such breach by its nature was curable; (d) willfully engaged in gross misconduct which is injurious to the Company; or (e) after a cure period, willfully refused to substantially perform his or her duties or is grossly negligent in performance of such duties.

Under the agreements with our NEOs, "good reason" is generally deemed to exist when there is: (a) a material reduction in the executive's title, duties, or responsibilities; (b) a material change in the geographic location at which the executive must perform services; or (c) a material breach of the executive's agreement by the Company, provided the NEO complies with the written notice requirements and the cure period provided to Carter's.

See "Potential Payments Upon Termination or Change of Control" below for a discussion and presentation of amounts our NEOs may be entitled to in the event of their termination, including following a change in control.

COMPENSATION & HUMAN CAPITAL COMMITTEE REPORT

The Compensation & Human Capital Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis included in this proxy statement. Based on such review and discussions, the Compensation and Human Capital Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

Submitted by the Compensation & Human Capital Committee

Mr. Jevin S. Eagle,
Mr. Rochester Anderson, Jr.
Mr. Luis Borgen
Mr. Mark P. Hipp
Ms. Stephanie P. Stahl

COMPENSATION & HUMAN CAPITAL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation & Human Capital Committee is composed entirely of the five independent directors listed above. No member of the Compensation & Human Capital Committee is a current, or during fiscal 2024 was a former, officer or employee of the Company or any of its subsidiaries. During fiscal 2024, no member of the Compensation & Human Capital Committee had a relationship that must be described under the SEC rules relating to disclosure of transactions with related persons. In fiscal 2024, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation & Human Capital Committee.

FISCAL 2024 SUMMARY COMPENSATION TABLE*

The table below provides information concerning the compensation of our NEOs.

Name and Principal Position	Fiscal Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	All Other Compensation ($) (e)	Total ($)
Richard F. Westenberger	2024	$763,462	$—	$1,609,960	$33,000	$176,496	$2,582,918
Senior Executive Vice President,	2023	$704,615	$—	$1,550,520	$471,900	$169,734	$2,896,769
Chief Financial Officer & Chief Operating Officer, former Interim Chief Executive Officer	2022	$674,615	$128,500	$1,250,166	$—	$125,585	$2,178,866
Kendra D. Krugman	2024	$760,577	$—	$1,609,960	$33,000	$180,810	$2,584,347
Senior Executive Vice President,	2023	$683,846	$—	$1,800,489	$462,000	$149,459	$3,095,794
Chief Creative & Growth Officer	2022	$609,231	$118,200	$1,000,862	$—	$97,229	$1,825,522
Allison M. Peterson	2024	$346,154	$—	$2,500,190	$13,700	$224,104	$3,084,148
Executive Vice President,	2023	$—	$—	$—	$—	$—	$—
Chief Retail & Digital Officer	2022	$—	$—	$—	$—	$—	$—
Raghu R. Sagi	2024	$392,308	$—	$1,000,120	$15,300	$43,479	$1,451,207
Executive Vice President,	2023	$—	$—	$—	$—	$—	$—
Chief Information & Technology Officer	2022	$—	$—	$—	$—	$—	$—
Michael D. Casey	2024	$1,326,154	$—	$6,976,664	$100,500	$743,451	$9,146,769
Former Chairman,	2023	$1,282,692	$—	$6,500,098	$1,716,000	$589,342	$10,088,133
Chief Executive Officer & President	2022	$1,192,885	$468,800	$6,500,136	$—	$444,933	$8,606,754
Brian J. Lynch	2024	$169,231	$—	$—	$—	$1,340,089	$1,509,320
Former President &	2023	$867,885	$—	$2,500,266	$774,400	$241,106	$4,383,656
Chief Operating Officer	2022	$831,154	$211,300	$2,000,266	$—	$165,949	$3,208,669

* Amounts in rows may not add exactly to the total due to rounding.

(a) Base salary for each NEO was based on a 364-day fiscal year for fiscal years 2024, 2023 and 2022.

(b) Reflects the discretionary bonus that was awarded in 2023 based on fiscal 2022 performance, in light of the challenges faced by the Company due to the COVID-19 pandemic, inflationary impact on consumers, and responses to other challenges in the Company's business including supply chain disruptions.

(c) The amounts disclosed in this column represent the total grant date fair value for the following grants computed in accordance with FASB ASC Topic 718:

○ The time-based restricted stock granted in 2024, 2023, and 2022 vest in four equal, annual installments beginning one year from the date of the grant, except for a special restricted stock award granted to Ms. Krugman (in connection with her promotion in 2023) that includes a portion that cliff vests on the third anniversary of the date of grant.

○ Vesting of the performance-based restricted stock granted in fiscal 2024 is contingent upon meeting specific performance targets for each of the three fiscal years 2024, 2025, and 2026, individually, and vest, as and to the extent performance criteria are met, in 2027 following completion of fiscal 2026. For 2024, 34% of the total award of performance-based restricted shares included a relative TSR component (the "Market-Based Restricted Shares").

Name	Grant Date	Time-Based Restricted Shares – 4 Year Vest	Time-Based Restricted Shares – 3 Year Cliff Vest	Performance-Based Restricted Shares	Market-Based Restricted Shares	Grant Date Fair Value per Share
Richard F. Westenberger	2/28/2024	9,152	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	3,112	$ 117.28
	2/27/2023	10,468	—	10,468	—	$ 74.06
	2/16/2022	6,860	—	6,860	—	$ 91.12
Kendra D. Krugman	2/28/2024	9,152	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	3,112	$ 117.28
	2/27/2023	5,404	—	5,404	—	$ 74.06
	3/21/2023	—	14,022	—	—	$ 71.32
	2/16/2022	5,492	—	5,492	—	$ 91.12
Allison M. Peterson	8/9/2024	39,920	—	—	—	$ 62.63
	2/27/2023	—	—	—	—	$ 74.06
	2/16/2022	—	—	—	—	$ 91.12
Raghu R. Sagi	5/10/2024	14,484	—	—	—	$ 69.05

	2/27/2023	—	—	—	—	$	74.06
	2/16/2022	—	—	—	—	$	91.12
Michael D. Casey	2/28/2024	39,660	—	26,176	—	$	81.95
	2/28/2024	—	—	—	13,484	$	117.28
	2/27/2023	43,884	—	43,884	—	$	74.06
	2/16/2022	35,668	—	35,668	—	$	91.12
Brian J. Lynch	2/28/2024	—	—	—	—	$	81.95
	2/28/2024	—	—	—	—	$	117.28
	2/27/2023	16,880	—	16,880	—	$	74.06
	2/16/2022	10,976	—	10,976	—	$	91.12

(d) Reflects dollar value of all compensation earned in fiscal 2024, 2023, and 2022 pursuant to the Incentive Compensation Plan, including all annual cash incentive compensation.

(e) The amounts shown as "All Other Compensation" for fiscal 2024 consist of the following:

Name	401 (k) Company Match	Dividends Paid on Unvested Restricted Stock	Other (i)	Total
Richard F. Westenberger	$13,800	$159,098	$3,599	$176,497
Kendra D. Krugman	$13,800	$164,762	$2,249	$180,811
Allison M. Peterson	$8,077	$63,872	$152,155	$224,104
Raghu R. Sagi	$7,385	$34,762	$1,333	$43,480
Michael D. Casey	$13,800	$723,818	$5,834	$743,452
Brian J. Lynch	$—	$89,139	$1,250,950	$1,340,089

(i)   These amounts include imputed income from health and life insurance contributions, imputed income from bring-your-own technology to work programs, and benefits from healthcare programs, each of which are available to all employees, as well as: (1) $136,151 in relocation benefits for Ms. Peterson and (2) $1,250,000 in consulting fees for Mr. Lynch.

FISCAL 2024 GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning each grant of plan-based awards made to an NEO in fiscal 2024. This includes incentive compensation awards granted under our Incentive Compensation Plan and restricted stock awards granted under our Equity Incentive Plan. The threshold, target, and maximum columns reflect the range of estimated payouts under these plans for fiscal 2024. The last column reports the aggregate grant date fair value of all awards made in fiscal 2024 as if they were fully vested on the grant date, computed in accordance with FASB ASC Topic 718.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Name Awards
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	
Richard F. Westenberger	Cash Incentive Compensation	—	$164,688	$658,750	$988,125	—	—	—	$—
	Shares (b)	2/28/2024	—	—	—	—	9,152	9,152	$750,006
	Shares (c)	2/28/2024	—	—	—	1,510	6,040	12,080	$494,978
	Shares (d)	2/28/2024	—	—	—	778	3,112	6,224	$364,975
Kendra D. Krugman	Cash Incentive Compensation	—	$164,688	$658,750	$988,125	—	—	—	$—
	Shares (b)	2/28/2024	—	—	—	—	9,152	9,152	$750,006
	Shares (c)	2/28/2024	—	—	—	1,510	6,040	12,080	$494,978
	Shares (d)	2/28/2024	—	—	—	778	3,112	6,224	$364,975
Allison M. Peterson	Cash Incentive Compensation	—	$68,193	$272,774	$409,161	—	—	—	$—
	Shares (b)	8/9/2024	—	—	—	—	39,920	39,920	$2,500,190
Raghu R. Sagi	Cash Incentive Compensation	—	$76,130	$304,452	$456,781	—	—	—	$—
	Shares (b)	5/10/2024	$—	$—	$—	—	14,484	14,484	$1,000,120
Michael D Casey.	Cash Incentive Compensation	—	$502,500	$2,010,000	$3,015,000	—	—	—	$—
	Shares (b)	2/28/2024	—	—	—	—	39,660	39,660	$3,250,137
	Shares (c)	2/28/2024	—	—	—	6,544	26,176	52,352	$2,145,123
	Shares (d)	2/28/2024	—	—	—	3,371	13,484	26,968	$1,581,404
Brian J. Lynch	Cash Incentive Compensation	—	$—	$—	$—	—	—	—	$—
	Shares (b)	2/28/2024	—	—		—	—	—	$—
	Shares (c)	2/28/2024	—	—		—	—	—	$—
	Shares (d)	2/28/2024	—	—	—	—	—	—	$—

(a) The amounts shown under the “Threshold” column represent 25% of the target cash incentive compensation, assuming threshold-level performance is achieved under the financial performance measures and strategic objectives component. The amounts shown under the “Target” column represent 100% of the target cash incentive compensation, assuming target-level performance is achieved under the financial performance measures and strategic objectives component. The amounts shown under the “Maximum” column represent 150% of the target cash incentive compensation, assuming maximum-level performance is achieved under the financial performance measures and the strategic objectives component. The Company achieved 5% of "Target" for 2024.

(b) Shares of time-based restricted stock were granted pursuant to the Equity Incentive Plan. These restricted shares vest ratably in four equal, annual installments beginning one year from the date of the grant.

(c) Shares of performance-based restricted stock were granted pursuant to the Equity Incentive Plan. The amounts shown under the “Threshold” column represent 25% of the target grant award, assuming threshold-level performance is achieved under the performance vesting criteria in each of the fiscal years 2024, 2025, and 2026. The amounts shown under the “Target” column represent 100% of the target grant award, assuming target-level performance is achieved under the performance vesting criteria in each of the fiscal years 2024, 2025, and 2026. The amounts shown under the “Maximum” column represent 200% of the target grant award, assuming maximum-level performance is achieved under the performance vesting criteria in each of the fiscal years 2024, 2025, and 2026. Additional shares above Target performance, if any, will be issued following completion of the performance period and determination by the Compensation and Human Capital Committee that the additional shares above Target were earned. Shares above Target have not been issued and do not carry voting rights or rights to receive dividends. The dollar amounts under the “Grant Date Fair Value of Stock and Option Awards” are calculated based on the number of awards reported under the “Target” column.

(d) Market-based restricted shares were granted pursuant to the Equity Incentive Plan. The amounts shown under the “Threshold” column represent 25% of the target grant award, assuming threshold-level performance is achieved under the relative TSR vesting criteria in each of the fiscal years 2024, 2025, and 2026. The amounts shown under the “Target” column represent 100% of the target grant award, assuming target-level performance is achieved under the relative TSR vesting criteria in each of the fiscal years 2024, 2025, and 2026. The amounts shown under the “Maximum” column represent 200% of the target grant award, assuming maximum-level attainment under the relative TSR vesting criteria in each of the fiscal years 2024, 2025, and 2026. Additional

Proxy

shares above Target performance, if any, will be issued following completion of the performance period and determination by the Compensation and Human Capital Committee that the additional shares above Target were earned. Shares above Target have not been issued and do not carry voting rights or rights to receive dividends. The dollar amounts under the "Grant Date Fair Value of Stock and Option Awards" are calculated based on the number of awards reported under the "Target" column.

OUTSTANDING EQUITY AWARDS AT FISCAL 2024 YEAR-END

The following table provides information regarding unexercised stock options, stock that has not yet vested, and equity incentive plan awards for each NEO outstanding as of the end of fiscal 2024. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

	Options Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (a)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (b)
Richard F. Westenberger	5,048	—	—	$ 120.25	2/21/2028		
	7,000	—	—	$ 83.84	2/14/2027		
	5,220	—	—	$ 90.66	2/16/2026		
	3,400	—	—	$ 82.40	2/18/2025		
						49,718	$ 2,706,151
Kendra D. Krugman	1,508	—	—	$ 120.25	2/21/2028		
	1,508	—	—	$ 120.25	2/21/2028		
	2,068	—	—	$ 83.84	2/14/2027		
	1,404	—	—	$ 83.84	2/14/2027		
	2,260	—	—	$ 98.98	8/17/2026		
	960	—	—	$ 90.66	2/16/2026		
	960	—	—	$ 90.66	2/16/2026		
	2,360	—	—	$ 86.88	11/11/2025		
	1,200	—	—	$ 82.40	2/18/2025		
	400	—	—	$ 82.40	2/18/2025		
						51,488	$ 2,802,492
Allison M. Peterson	—	—	—	$ —	—		
						39,920	$ 2,172,846
Raghu R. Sagi	—	—	—	$ —	—		
						14,484	$ 788,364
Michael D. Casey	49,268	—	—	$ 120.25	2/21/2028		
	69,000	—	—	$ 83.84	2/14/2027		
	44,500	—	—	$ 90.66	2/16/2026		
	28,000	—	—	$ 82.40	2/18/2025		
						226,193	$ 12,311,685
Brian J. Lynch	—	—	—	120.25	2/21/2028		
	—	—	—	$ 120.25	2/14/2027		
	—	—	—	$ 83.84	2/16/2026		
	—	—	—	$ 83.84	2/18/2025		
						27,856	$ 1,516,202

[See next page for footnotes to table]

Proxy

(a)   Equity Incentive Plan awards relate to the following grants:

Name	Grant Date	Time-Based Restricted Shares – 4 Year Vest #	Time-Based Restricted Shares – 3 Year Cliff Vest #	Performance-Based Restricted Shares	Market-Based Restricted Shares	Grant Date Fair Value per Share
Richard F. Westenberger	2/28/2024	9,152	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	3,112	$ 117.28
	2/27/2023	7,851	—	10,468	—	$ 74.06
	2/16/2022	3,430	—	6,860	—	$ 91.12
	2/10/2021	2,805	—	—	—	$ 98.05
Kendra D. Krugman	2/28/2024	9,152	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	3,112	$ 117.28
	2/27/2023	4,053	—	5,404	—	$ 74.06
	3/21/2023	—	14,022	—	—	$ 71.32
	2/16/2022	2,746	—	5,492	—	$ 91.12
	2/10/2021	1,467	—	—	—	$ 98.05
Allison M. Peterson	8/9/2024	39,920	—	—	—	$ 62.63
Raghu R. Sagi	5/10/2024	14,484				$ 69.05
Michael D. Casey	2/28/2024	39,660	—	26,176	—	$ 81.95
	2/28/2024	—	—	—	13,484	$ 117.28
	2/27/2023	32,913	—	43,884	—	$ 74.06
	2/16/2022	17,834	—	35,668	—	$ 91.12
	2/10/2021	16,574	—	—	—	$ 98.05
Brian J. Lynch	2/28/2024	—	—	—	—	$ 81.95
	2/28/2024	—	—	—	—	$ 117.28
	2/27/2023	—	—	16,880	—	$ 74.06
	2/16/2022	—	—	10,976	—	$ 91.12
	2/10/2021	—	—	—	—	$ 98.05

(b)   Amount based on the closing market price per share of the Company's common stock as traded on the NYSE on December 27, 2024, the last trading day of fiscal 2024, of $54.43.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2024

The following table provides information concerning our NEOs' exercises of stock options and vesting of restricted stock (both time and performance-based) during fiscal 2024. The table reports, on an aggregate basis, the number of securities acquired upon exercise of stock options, the dollar value realized upon exercise of stock options, the number of shares of restricted stock that have vested, and the dollar value realized upon the vesting of restricted stock.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (b)
Richard F. Westenberger	—	$—	19,604	$1,591,388
Kendra D. Krugman	—	$—	15,043	$1,221,402
Allison M. Peterson	—	$—	—	$—
Raghu R. Sagi	—	$—	—	$—
Michael D. Casey	—	$—	43,259	$3,511,595
Brian J. Lynch	—	$—	25,012	$2,029,844

(a) Aggregate dollar amount was calculated by multiplying the number of shares acquired by the difference between the market price of the underlying securities at the time of exercise and the exercise price of the stock options.

(b) Aggregate dollar amount was calculated by multiplying the number of shares acquired on vesting by the closing market price of the Company's common stock as traded on the NYSE on the date of vesting.

NONQUALIFIED DEFERRED COMPENSATION

Eligible employees, including our NEOs, may elect annually to defer a portion of their base salary and annual cash incentive compensation under The William Carter Company Deferred Compensation Plan (the "Deferred Compensation Plan"). Under this plan, participants can defer up to 75% of their salary and/or 90% of their cash bonus. At the option of the participant, these amounts may be deferred to a specific date at least two years from the last day of the year in which deferrals are credited into the participant's account. Interest on deferred amounts is credited to the participant's account based upon the earnings and losses of one or more of the investments selected by the participant from the various investment alternatives available under the Deferred Compensation Plan.

At the time of deferral, a participant must indicate whether he or she wishes to receive the amount deferred in either a lump sum or in substantially equal annual installments over a period of up to five years for "Specified Date" accounts or up to ten years for "Retirement" accounts. If a participant who is an employee of the Company separates from service prior to the elected commencement date for distributions and has not attained age 62, or age 55 and completed ten years of service, then the deferred amounts will be distributed as a lump sum, regardless of the method of distribution originally elected by the participant. If the participant in question has attained age 62, or age 55 with ten years of service and has previously elected to do so on a timely basis, then the participant may receive the amounts in substantially equal annual installments over a period of up to ten years. There is a six-month delay in the commencement of distributions for all participants, if triggered by the participant's termination or retirement. Changes to deferral elections with respect to previously deferred amounts are permitted only under the limited terms and conditions specified in the Code and early withdrawals from deferred accounts are permitted only in extreme cases, such as unforeseen financial hardship resulting from an illness or accident of the participant that is demonstrated to the Company's Retirement Committee.

Name	Employee Contributions in 2024 (a)	Company Contributions in 2024	Aggregate Earnings in 2024 (b)	Aggregate Withdrawals or Distributions	Aggregate Balance at End of 2024 (c)
Richard F. Westenberger	$7,592	$—	$33,283	$—	$334,552
Kendra D. Krugman	$—	$—	$—	$—	$—
Allison M. Peterson	$—	$—	$—	$—	$—
Raghu R. Sagi	$150,000	$—	$3,519	$—	$153,519
Michael D. Casey	$—	$—	$—	$—	$—
Brian J. Lynch	$—	$—	$365,304	$—	$3,018,859

(a)   All of the amounts reported in this column for Ms. Wilson are also included within the amount reported for that officer in the Summary Compensation Table.

(b)   None of the amounts reported in this column are reported in the All Other Compensation column of the Summary Compensation Table because the Company does not pay guaranteed or preferential earnings on deferred compensation.

(c)   Amounts reported in this column for each NEO include amounts previously reported in the Company's Summary Compensation Table in previous years when earned if that NEO's compensation was required to be disclosed in a previous year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

TERMINATION

As described in more detail above under the heading "Severance Agreements with NEOs," we have entered into certain agreements and maintain certain plans that may require us in the future to make certain payments and provide certain benefits in the event of a termination of employment.

For purposes of the table below, a hypothetical termination without "cause" or resignation for "good reason" is assumed to have occurred as of December 28, 2024, the last day of fiscal 2024. The table below indicates the payment and provision of other benefits that would be owed to each of our NEOs as the result of such a termination, as well as unvested performance-based restricted stock that is eligible for "retirement" treatment under the applicable award agreements. There can be no assurance that a termination of employment of any of our NEOs would produce the same or similar results as those set forth below on any other date. The terms "without cause" and "good reason" are defined in the agreements with our executives and summarized above under the heading "Severance Agreements with NEOs." In addition, in the table below, we have included the potential vesting of performance-based restricted stock for those executives who are eligible to receive "retirement" treatment for those outstanding awards. Under the award agreements for the outstanding performance-based restricted stock grants, a recipient is eligible for "retirement" treatment if the executive ends his or her employment with the Company on or after the date that they have reached age 60 and completed at least five years of service with the Company (but only to the extent that circumstances constituting "Cause", as defined under the agreement, do not exist). For awards that receive "Retirement" treatment, the executive is eligible to receive pro-rated vesting (if any) of the performance-based restricted stock (calculated based on the number of days the executive worked at the Company from the grant date through the retirement date) subject to the ultimate achievement, by the Company, of the performance metrics under the applicable award agreements.

	Richard F. Westenberger	Kendra D. Krugman	Allison M. Peterson	Raghu R. Sagi	Michael D. Casey	Brian J. Lynch
Base Salary	$775,000	$775,000	$750,000	$600,000	$2,680,000	$—
Cash Incentive Compensation (a)	33,000	33,000	13,700	15,300	100,500	—
Health and Other Benefits	17,538	6,533	16,502	16,502	35,073	15,915
Retirement Treatment of Performance-Based Restricted Stock (b)	—	—	—	—	4,238,309	1,206,072
Total	$825,538	$814,533	$780,202	$631,802	$7,053,882	$1,221,987

(a)   Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2024 described in more detail under the heading "Annual Cash Incentive Compensation" above.

(b)   Calculated based on the closing stock price ($54.43) of the Company's stock on the last trading day (December 27, 2024) of the Company 2024 fiscal year, and assuming that the Committee certifies performance at "Target" under the applicable award agreements for the performance-based restricted stock.

In connection with Mr. Lynch's retirement in February 2024, the Company entered into a consulting agreement with Mr. Lynch pursuant to which Mr. Lynch served as a consultant to the Company following his retirement to assist with an orderly transition. The consulting agreement provides for, among other things: (i) a term of twelve months concluding on March 1, 2025; and (ii) a consulting fee of $125,000 per month payable by the Company to Mr. Lynch for the consulting services provided to the Company during the period of the consulting agreement, which consulting services include consultations with executive officers and other management personnel of the Company related to the business of the Company and assistance with leadership transitions at the Company.

In connection with Mr. Casey's retirement in February 2025, Carter's and Mr. Casey entered into a Retirement Agreement and Release, dated February 20, 2025. Under the Retirement Agreement and Release, Mr. Casey received accelerated vesting of his outstanding unvested restricted stock awards and pro-rated vesting of his performance share awards issued in 2023 and 2024 (subject to the attainment of the performance metrics under those awards).

CHANGE OF CONTROL AND TERMINATION FOLLOWING CHANGE OF CONTROL

In the event of a change of control, which is defined under the Equity Incentive Plan and individual awards as a "Covered Transaction", all unvested stock options and all unvested shares of time-based restricted stock will fully vest, and all unvested shares of performance-based restricted stock will vest at their respective "target" amounts. In addition, as described in more detail above under the heading "Severance Agreements with NEOs," we have entered into certain agreements that may require us to make certain payments and provide certain benefits to our NEOs in the event of their termination in relation to a change of control (with "change of control" defined in each executive's severance agreement).

For purposes of the table below, we have assumed that all unvested stock options, and all unvested shares of time-based restricted stock and performance-based restricted stock, have fully vested immediately prior to a change of control on December 28, 2024, the last day of fiscal 2024, and that a termination without "Cause" (as defined under the Equity Incentive Plan) occurred immediately following a change of control on December 28, 2024. The estimated benefit amount for unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable NEO by the difference between the closing price of our common stock on December 27, 2024 (which was the last trading day before the end of fiscal 2024), as reported by the NYSE, which was $54.43, and the exercise price of the option. The estimated benefit amount of unvested restricted stock was calculated by multiplying the number of restricted shares held by the applicable NEO by the closing price of our common stock on December 27, 2024 (which was the last trading day before the end of fiscal 2024), as reported by the NYSE, which was $54.43. As noted in our Compensation Discussion & Analysis section, effective February 15, 2024, the Company amended its Equity Incentive Plan to include double-trigger change of control provisions to more closely-align the Company's pay practices with market practice. For equity awards in fiscal 2024 and beyond, the vesting of the awards will be accelerated if either (1) the surviving entity does not provide replacement awards that meet criteria as set forth in the Equity Incentive Plan or, if applicable, the award agreement (referred to as "qualifying replacement awards"), or (2) the surviving entity provides qualifying replacement awards, but there is a termination of employment for Cause or resignation for Good Reason (as defined in the Equity Incentive Plan) within two years after the change in control.

There can be no assurance that a change of control would produce the same or similar results as those set forth below on any other date or at any other price. These amounts do not include vested stock options, vested shares of time-based restricted stock, or vested shares of performance-based restricted stock. For a list of earned vested stock options, see the "Outstanding Equity Awards at Fiscal 2024 Year-End" table beginning on page 57.

	Richard F. Westenberger	Kendra D. Krugman	Allison M. Peterson	Raghu R. Sagi	Michael D. Casey	Brian J. Lynch
Base Salary	$1,550,000	$1,550,000	$1,500,000	$1,200,000	$4,020,000	$—
Cash Incentive Compensation (a)	33,000	33,000	13,700	15,300	100,500	—
Health and Other Benefits	35,075	13,066	33,004	33,004	52,609	26,525
Stock Value	1,264,844	1,711,279	2,172,846	788,364	5,822,976	—
Total	$2,882,919	$3,307,345	$3,719,550	$2,036,668	$9,996,085	$26,525

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2024 described in more detail under the heading "Annual Cash Incentive Compensation" above.

PAY RATIO DISCLOSURE

The following information about the relationship between the compensation of our employees and the compensation of Mr. Casey, our former Chief Executive Officer (our Principal Executive Officer, or "PEO," for fiscal 2024), is provided in compliance with the requirements of Item 402(u) of Regulation S-K (the "Pay Ratio Disclosure Requirement"). In fiscal 2024, the total compensation of our median-compensated employee was $12,008.

We selected a new Median Employee in fiscal 2024 due to last year's median employee's substantial change in hours worked for the Company.

Our Median Employee is a part-time employee at one of our U.S. retail store locations whose annual total compensation for fiscal 2024 (as calculated pursuant to Item 402(c)(2)(x) of Regulation S-K) was $12,008. The annual total compensation for fiscal 2024 for our PEO was $9,146,769. The resulting ratio of our PEO's pay to the pay of our Median Employee for fiscal 2024 was 762:1.

METHODOLOGY TO IDENTIFY OUR MEDIAN EMPLOYEE

In order to identify our Median Employee, we began with a list of all of our employees, world-wide, who were employed by Carter's or one of its wholly-owned subsidiaries on October 1, 2024. Of these employees, approximately 37% were full-time employees, 47% were part- time employees, and 15% were seasonal or temporary employees. Approximately 75% of our employees were employed in our retail stores in North America, and approximately 79% of those retail employees were part-time.

We then calculated each employee's compensation for 2024. When making this calculation, we:

- consistently used each employee's total salary for the 2024 calendar year as stated on the gross compensation line on their Form W-2 (or international equivalent);

- annualized salaries for those full-time and part-time employees that were not employed for the full calendar year of 2024 (but we did not annualize seasonal or temporary employee data);

- excluded benefits, such as health care contributions; and

- for compensation paid in currencies other than U.S. dollars, applied an exchange rate into U.S. dollars that was based on rates published by xe.com on October 1, 2024.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, the table summarizing executive compensation paid versus financial performance measures for our five most recently completed fiscal years is set forth below:

Year (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[1] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[2] (e)	Total Shareholder Return[3] (f)	Peer Group Total Shareholder Return[4] (g)	Net Income (dollars in thousands)[5] (h)	Adjusted Operating Income (dollars in thousands)[6] (i)
					Value of Initial Fixed $100 investment based on:			
2024	$ 9,146,769	$ 2,030,618	$ 2,242,388	$ 586,590	$ 57.59	$ 69.31	$ 185,509	$ 286,550
2023	10,088,133	7,858,875	3,061,079	2,624,467	75.89	73.34	232,500	327,816
2022	8,606,754	4,760,564	2,264,230	1,619,056	72.36	67.87	250,038	388,171
2021	11,056,385	13,931,119	3,801,288	4,249,437	94.49	103.90	339,748	500,764
2020	7,297,118	(185,504)	1,648,590	579,698	86.62	92.36	109,717	279,764

(1) The dollar amounts reported in the column "Compensation Actually Paid to PEO" (column (c)) represent the amount of Compensation Actually to Michael Casey, our former CEO, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the CEO during the applicable year. To calculate CAP to the CEO, for each of the years shown, the following amounts were deducted from and added to Summary Compensation Table total compensation:

Year	PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation			
	Summary Compensation Table Total	Deductions from Summary Compensation Table Total[i]	Equity Award Adjustments[ii]	Compensation Actually Paid
2024	$ 9,146,769	$ (6,976,664)	$ (139,487)	$ 2,030,618
2023	10,088,133	(6,500,098)	4,270,840	7,858,875
2022	8,606,754	(6,500,136)	2,653,947	4,760,564
2021	11,056,385	(6,500,323)	9,375,057	13,931,119
2020	7,297,118	(6,000,392)	(1,482,230)	(185,504)

(i) Represents the grant date fair value of equity-based awards granted each year, as shown in the Stock Awards column of the Summary Compensation Table.
(ii) Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining Compensation Actually Paid for each year shown under generally accepted accounting principles. The fair value of our performance-based restricted stock is calculated based on the probable outcome of the performance conditions determined as of the last day of the fiscal year and our closing stock price on such day. The determination of equity award adjustments to Summary Compensation Table total compensation is detailed in the supplemental table below.

Year	PEO Equity Component of Compensation Actually Paid					
	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$3,470,704	$(3,882,120)	$—	$271,929	$—	$—	$(139,487)
2023	5,587,004	(1,441,983)	—	125,819	—	—	4,270,840
2022	4,923,201	(1,890,720)	—	(378,534)	—	—	2,653,947
2021	6,710,481	2,626,294	—	38,282	—	—	9,375,057
2020	2,557,575	(3,438,221)	—	(601,584)	—	—	(1,482,230)

(2) The dollar amounts reported in the column "Average Compensation Actually Paid to Non-PEO NEOs" (column (e)) represent the average amount of Compensation Actually Paid to the non-CEO named executive officers ("Non-CEO NEOs") as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-CEO NEOs during the applicable year. The Non-CEO NEOs reflected in columns (d) and (e) consist of the following individuals for each of the years shown: 2024—Richard Westenberger, Kendra Krugman, Allison Peterson, Raghu Sagi, and Brian Lynch; 2023—Richard Westenberger, Brian Lynch, Kendra Krugman, and Julie D'Emilio; 2022—Richard Westenberger, Brian Lynch, Patrick Moore, and Kendra Krugman; 2021—Richard Westenberger, Brian Lynch, Patrick Moore, and Peter Smith; 2020—

Richard Westenberger, Brian Lynch, Patrick Moore, and Peter Smith. To calculate Compensation Actually Paid to our Non-CEO NEOs for each of the years shown, the following amounts were deducted from and added to Summary Compensation Table total compensation.

	Average Non-PEO NEOs Summary Compensation Table Total to Compensation Actually Paid Reconciliation*			
Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total[i]	Equity Award Adjustments[ii]	Compensation Actually Paid
2024	$2,242,388	$(1,680,057)	$24,259	$586,590
2023	3,061,079	(1,662,929)	1,226,317	2,624,467
2022	2,264,230	(1,313,039)	667,866	1,619,056
2021	3,801,288	(1,987,866)	2,436,014	4,249,437
2020	1,648,590	(887,992)	(180,899)	579,698

*   Amounts in rows may not add exactly to the total due to rounding.

(i)   Represents the grant date fair value of equity-based awards granted each year, as shown in the Stock Awards column of the Summary Compensation Table.

(ii)   Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining CAP for each year shown under generally accepted accounting principles. The fair value of our performance-based restricted stock is calculated based on the probable outcome of the performance conditions determined as of the last day of the fiscal year and our closing stock price on such day. The determination of equity award adjustments to SCT total compensation is detailed in the supplemental table below.

	Average Non-PEO NEOs Equity Component of Compensation Actually Paid						
Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	1,140,756	(919,949)	—	124,924	(321,472)	—	24,259
2023	1,476,966	(269,558)	—	18,909	—	—	1,226,317
2022	994,495	(272,340)	—	(54,289)	—	—	667,866
2021	2,052,134	372,284	—	11,596	—	—	2,436,014
2020	378,538	(487,886)	—	(71,551)	—	—	(180,899)

(3)   The amounts in the column "Total Shareholder Return" (column (f)) are calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming reinvestment of all dividends, if any, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(4)   Represents the weighted peer group Total Shareholder Return, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P Composite 1500 Apparel, Accessories & Luxury Goods.

(5)   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(6)   Management defines and calculates Adjusted Operating Income as Operating Income as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items. Adjusted Operating Income is a non-GAAP measure. A reconciliation of Operating Income to Adjusted Operating Income can be found in the Appendix to this Proxy Statement.

PAY VERSUS PERFORMANCE LIST OF IMPORTANT FINANCIAL MEASURES

The list below consists of our most important performance measures used to link "Compensation Actually Paid" to our NEOs for our performance, over the fiscal year ending December 28, 2024. These measures are used to determine annual incentive payouts and are also key metrics under our performance-based restricted stock awards. The performance measures included in this list are not ranked by relative importance:

- Net Sales
- Adjusted Operating Income
- Adjusted Diluted EPS
- Operating Cash Flow

Net Sales and Operating Cash Flow are calculated in accordance with generally accepted accounting principles. As noted above, management defines and calculates Adjusted Operating Income as Operating Income as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items, and management defines Adjusted Diluted EPS as Diluted EPS as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items.

PAY VERSUS PERFORMANCE DESCRIPTIVE DISCLOSURE

Actual compensation paid ultimately depends on 1) the ability to meet the specific Company targets (net sales, adjusted operating income, adjusted diluted EPS, and operating cash flow) and/or the progress in meeting the specific Company targets and 2) the performance of the Company's stock price.

The following graph summarizes the relationship between Total Shareholder Return ("TSR") and executive compensation actually paid to the CEO and the Non-CEO NEOs and the relationship between the TSR of the Company and its peer group over the last four completed years:



The following graph summarizes the relationship between the adjusted operating income and net income performance measures included in the table and the executive compensation actually paid to the CEO and the Non-CEO NEOs over the last four completed years:



Financial Performance (thousands)

Actual Pay (thousands)

| | PEO Actual Pay | | NEO Average Actual Pay | | Net Income | | Adjusted Operating Income |

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS

The Company has a written policy that requires all transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K, promulgated under the Exchange Act, to be reviewed by our Chief Financial Officer and General Counsel (or their designees) with our Audit Committee and approved by our Audit Committee. There were no such transactions during fiscal 2024.

The Company considers the following to be related parties: any director or executive officer of the Company; any nominee for election as a director; any security holder who is known to the Company to own more than five percent of any class of the Company's voting securities; and any member of the immediate family of any of the parties listed above including such party's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of Carter's common stock owned by each of the following parties as of the record date of March 20, 2025, or as of such other date as indicated: (a) each person known by Carter's to own beneficially more than five percent of the outstanding common stock; (b) our NEOs; (c) each director; and (d) all directors and executive officers as a group. Unless otherwise indicated below, the holder's address is 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326.

Name of Beneficial Owner	Shares	Percent
BlackRock, Inc. (1)	4,442,539	12.3%
The Vanguard Group, Inc. (2)	3,652,006	10.1%
JPMorgan Chase & Co. (3)	2,838,591	7.8%
First Trust Portfolios L.P. (4)	1,952,194	5.4%
Michael D. Casey (5)	529,859	1.5%
Kendra D. Krugman (5)	100,861	*
Brian J. Lynch (5)	16,880	*
Douglas C. Palladini (6)	*	*
Allison M. Peterson (5)	55,280	*
Raghu R. Sagi (5)	29,844	*
Richard F. Westenberger (5)	162,157	*
Rochester Anderson, Jr. (7)	8,628	*
Jeffrey H. Black (7)	8,628	*
Hali Borenstein	12,519	*
Luis Borgen	8,996	*
Jevin S. Eagle	18,241	*
Mark P. Hipp	12,509	*
William J. Montgoris	45,203	*
Stacey S. Rauch (7)	8,628	*
Gretchen W. Schar	13,066	*
Stephanie P. Stahl (7)	8,628	*
All directors, including nominees, and current executive officers as a group (20 persons) (5)	733,405	2.0%

*   Indicates less than 1% of our common stock.

(1)   This information is based on Schedule 13G, filed with the SEC on January 8, 2025. BlackRock, Inc. has sole voting power covering 4,358,831 shares and sole dispositive power covering 4,442,539 shares of our common stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(2)   This information is based on Schedule 13G/A filed with the SEC on June 10, 2024. The Vanguard Group, Inc. has sole dispositive power covering 3,597,707 shares of our common stock, shared voting power covering 12,591 shares of our common stock, and shared dispositive power covering 54,299 shares of our common stock. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, PA 19355.

(3)   This information is based on Schedule 13G/A, filed with the SEC on February 11, 2025. JPMorgan Chase & Co. has sole voting power covering 2,762,903 shares and sole dispositive power covering 2,838,327 shares of our common stock. The address for JPMorgan Chase & Co. is 383 Madison Avenue, New York, NY 10179.

(4)   This information is based on a joint Schedule 13G, filed with the SEC on January 31, 2025. First Trust Portfolios L.P. has shared dispositive power covering 5,211 shares of our common stock. First Trust Advisors L.P. has shared voting power covering 1,964,195 shares and shared dispositive power covering 1,952,194 shares of our common stock. The Charger Corporation has shared voting power covering 1,964,195 shares and shared dispositive power covering 1,952,194 shares of our common stock. The address for First Trust Portfolios L.P., First Trust Advisors L.P., and The Charger Corporation is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

(5)   This amount includes the (a) number of shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 20, 2025, and (b) shares of unvested restricted stock and unvested performance-based restricted stock. See the detail for each NEO and all current executive officers as a group below.

Name	Owned & Vested Common Stock	Exercisable Stock Options	Restricted Common Stock	Unvested Performance-Based Restricted Stock
Richard F. Westenberger	70,130	17,268	55,139	19,620
Kendra D. Krugman	24,684	13,028	48,593	14,556
Allison M. Peterson	—	—	55,280	—
Raghu R. Sagi	—	—	29,844	—
Michael D. Casey	283,547	162,768	—	83,544
Brian J. Lynch	—	—	—	16,880
All current executive officers as a group	378,361	193,064	188,856	134,600

(6)   After the record date, on April 3, 2025, Mr. Palladini received a $7,000,000 sign-on equity grant, with 50% of the grant in the form of time-based restricted stock and 50% in the form of performance-based restricted stock. For additional information, see the section "Compensation Discussion and Analysis - Appointment of Chief Executive Officer & President".

(7)   Each of Messrs. Anderson and Black and Mses. Rauch and Stahl (who each hold 1,975 shares of restricted stock) are the only independent directors who hold restricted stock.

DELINQUENT SECTION 16 REPORTS

Section 16(a) of the Securities Exchange Act requires that the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's common stock, file initial reports of ownership and changes in ownership with the SEC. Based on a review of the copies of such forms furnished to the Company with respect to fiscal 2024, the Company believes that all forms were filed in a timely manner during fiscal 2024, with the exception of one (1) Form 4 filed on March 22, 2024 reporting the sales of shares by Mark P. Hipp on March 6, 2024.

PROPOSAL NUMBER TWO
ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION

The Compensation Discussion and Analysis section of this proxy statement beginning on page 34 describes Carter's executive compensation program and the compensation decisions that the Compensation and Human Capital Committee and Board of Directors made in fiscal 2024 with respect to the compensation of Carter's NEOs.

Carter's is committed to achieving long-term, sustainable growth and increasing shareholder value. Carter's compensation program for its NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of the NEOs' total direct compensation to Carter's performance in the form of incentive compensation.

The Board of Directors is asking shareholders to cast a non-binding, advisory vote **FOR** the following resolution:

> "RESOLVED, that the compensation paid to Carter's NEOs, as disclosed in Carter's Proxy Statement for the 2025 Annual Meeting of Shareholders, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This proposal is commonly referred to as the "say-on-pay" vote and is required pursuant to Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this proxy statement. Although the vote we are asking you to cast is non-binding, the Compensation & Human Capital Committee and the Board value the views of our shareholders and intend to consider the outcome of the vote when determining future compensation arrangements for our NEOs.

The Board recommends a vote FOR the approval of compensation of Carter's NEOs as disclosed in this proxy statement.

VOTE REQUIRED

Because this Proposal Number Two asks for a non-binding, advisory vote, there is no required vote that would constitute approval. We value the opinions expressed by our shareholders in this advisory vote, and our Compensation & Human Capital Committee will consider the outcome of the vote when designing our compensation programs and making future compensation decisions for our NEOs. Abstentions and broker non-votes, if any, will not have any impact on this advisory vote.

Proxy

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's accounting, auditing, and financial reporting process on behalf of the Board. The Audit Committee's charter is available in the investor relations section of our website at ir.carters.com. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the Company's audited financial statements for the year ended December 28, 2024 with management, including a discussion of the quality of financial reporting, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with PwC the matters required to be discussed by Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board, relating to communication with audit committees.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with PwC its independence from the Company and the Company's management.

Based on the reviews and discussions described in the preceding paragraphs, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee

Ms. Gretchen W. Schar, Chairperson
Mr. Jeffrey H. Black
Mr. Luis Borgen
Mr. Mark P. Hipp
Ms. Stacey S. Rauch

The Audit Committee Report does not constitute soliciting material and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate the Audit Committee Report by reference therein.

PROPOSAL NUMBER THREE
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PwC to serve as Carter's independent registered public accounting firm for fiscal 2025. The Board is submitting the appointment of PwC as Carter's independent registered public accounting firm for shareholder ratification and recommends that shareholders ratify this appointment. The Board recommends that shareholders ratify this appointment at the Annual Meeting. Shareholder ratification of the appointment of PwC is not required by law or otherwise. The Board is submitting this matter to shareholders for ratification because the Board believes it to be a good corporate governance practice. If the shareholders do not ratify the appointment, the Audit Committee may reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time during the year if, in its discretion, it determines that such a change would be in Carter's best interest and that of Carter's shareholders. A representative of PwC is expected to virtually attend the Annual Meeting, and he or she will have the opportunity to make a statement and will be available to respond to appropriate questions. For additional information regarding Carter's relationship with PwC, please refer to the Audit Committee Report above.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by PwC. The Audit Committee has pre-approved the use, as needed, of PwC for specific types of services that fall within categories of non-audit services, including various tax services. The Audit Committee receives regular updates as to the fees associated with the services that are subject to pre-approval. Services that do not fall within a pre-approved category require specific consideration and pre-approval by the Audit Committee. All services rendered by PwC in the table below were pre-approved by the Audit Committee.

The aggregate fees that Carter's incurred for professional services rendered by PwC for fiscal years 2024 and 2023 were as follows:

	2024	2023
Audit Fees	$ 2,331,100	$ 2,079,000
Tax Fees	155,000	—
All Other Fees	2,000	4,500
Total Fees	$ 2,488,100	$ 2,083,500

- *Audit Fees* for fiscal years 2024 and 2023 were for professional services rendered for the integrated audit of the consolidated financial statements and internal control over financial reporting of Carter's, other auditing procedures related to goodwill and intangible asset impairment testing, and related out-of-pocket expenses.

- *Tax Fees* for fiscal year 2024 were for tax compliance services. There were no tax fees for fiscal 2023.

- *All Other Fees* for fiscal years 2024 and 2023 consisted of software license fees.

Proxy

The Board recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2025.

VOTE REQUIRED

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Abstentions will not affect the outcome of this proposal. A broker or other nominee will generally have discretionary authority to vote on this proposal because it is considered a routine matter, and, therefore, we do not expect broker non-votes with respect to this proposal.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting, other than the items referred to above. If any other matter is properly brought before the Annual Meeting for action by shareholders, proxies in the enclosed form returned to Carter's will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

* * *

The following performance graph and return to shareholders information shown below are provided pursuant to Item 201(e) of Regulation S-K promulgated under the Exchange Act. The graph and information are not deemed to be "filed" under the Exchange Act or otherwise subject to liabilities thereunder, nor are they to be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act unless we specifically incorporate them by reference.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Carter's, Inc., the S&P 500 Index,
the S&P MidCap 400 Index and the S&P Composite 1500 Apparel, Accessories & Luxury
Goods Index



—□— Carter's, Inc.
---△--- S&P 500
—⊖– – S&P MidCap 400
—✳— S&P Composite 1500 Apparel, Accessories & Luxury Goods

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Calendar year ending December 31.

Proxy

QUESTIONS AND ANSWERS ABOUT THE 2025 ANNUAL MEETING

1. WHY AM I RECEIVING THIS PROXY STATEMENT?

The Board of Directors (the "Board") of Carter's, Inc. ("we," "us," "our," "Carter's," or the "Company") is soliciting proxies for our virtual 2025 Annual Meeting of Shareholders on May 15, 2025, at 1:00 p.m. Eastern Time (the "Annual Meeting"). This proxy statement and accompanying proxy card are being mailed on or about April 4, 2025, to shareholders of record as of March 20, 2025, the record date (the "Record Date") for the Annual Meeting.

You are receiving this proxy statement because you owned shares of Carter's common stock on the Record Date and are therefore entitled to vote at the Annual Meeting. By use of a proxy, you can vote regardless of whether or not you attend the Annual Meeting. This proxy statement provides information on the matters on which the Board would like you to vote so that you can make an informed decision.

2. WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

The purpose of the Annual Meeting is to address the following business matters:

1. Election of the 11 nominated directors (see page 26);

2. Advisory approval of the compensation for our named executive officers for 2024 ("NEOs") (the "say-on-pay" vote) (see page 73);

3. Ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as Carter's independent registered public accounting firm for fiscal 2025 (see page 75); and

4. All other business that may properly come before the meeting.

3. WHO IS ASKING FOR MY VOTE?

Carter's is soliciting your proxy on behalf of the Board and is paying for the costs of this solicitation and proxy statement. Okapi Partners LLC has been retained by the Company to assist in the solicitation of proxies for a base fee not to exceed $12,500, (with select additional campaign services to be provided if requested at an additional fee), plus reimbursement for out-of-pocket expenses, to be borne by the Company.

4. WHO CAN ATTEND THE ANNUAL MEETING?

All shareholders of record, or their duly appointed proxies, may attend the virtual Annual Meeting. Beneficial holders who hold shares "in street name" may also be admitted to the virtual Annual Meeting, provided they obtain the appropriate control number from their broker or other nominee in order to access the virtual meeting. As of the Record Date, there were 36,237,114 shares of common stock issued and outstanding.

In order to attend the Annual Meeting, you must register at www.proxydocs.com/CRI. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and the ability to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card or voting instruction form. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 15, 2025, shareholders may begin to login to the virtual Annual Meeting fifteen minutes prior to the meeting, which will begin promptly at 1:00 p.m. Eastern Time.

5. HOW WILL THE VIRTUAL MEETING WORK?

We have designed the format of the Annual Meeting to provide our shareholders with the same rights and opportunities to participate as they would have at an in-person meeting.

During the Annual Meeting, we will hold a question and answer session during which we intend to answer questions submitted during the meeting that are pertinent to Carter's, as time permits, and in accordance with our Rules and Procedures for Conduct of the Annual Meeting. On the day of and during the Annual Meeting, you can view our Rules and Procedures for Conduct of the Annual Meeting and submit any questions on the virtual meeting platform by using your unique link included in the email that you will receive one hour prior to the start of the Annual Meeting. Answers to any questions not addressed during the meeting will be posted following the meeting on the Investor Relations page of our website at ir.carters.com. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use Carter's resources, and ensure all shareholder questions are able to be addressed, we will respond to no more than three questions from any single shareholder.

Prior to and during the Annual Meeting, we will have support available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. The technical support telephone number will be included in the access email you will receive one hour prior to the start of the Annual Meeting.

6. WHAT ARE MY VOTING RIGHTS?

Each share of common stock is entitled to one vote on each matter submitted to shareholders at the Annual Meeting.

7. WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER "IN STREET NAME"?

If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, you are considered the shareholder of record for these shares. As the shareholder of record, you have the right to grant your voting proxy directly to the person(s) listed on your proxy card or vote in person (virtually) at the Annual Meeting.

If your shares are held in a brokerage account or through another nominee, such as a trustee, you are considered the beneficial owner of shares held "in street name." These proxy materials are being forwarded to you together with a voting instruction card. As a beneficial owner, you have the right to direct your broker or other nominee how to vote, and you are also invited to attend the Annual Meeting. Because you are a beneficial owner and not the shareholder of record, you may not vote your shares in person (virtually) at the Annual Meeting <u>unless</u> you obtain a proxy from the broker or other nominee that holds your shares. Your broker or other nominee should have provided directions for you to instruct the broker or nominee on how to vote your shares.

8. WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held "in street name" and you do not provide voting instructions to your broker, your shares will not be voted on any proposal as to which the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your broker **only** has discretionary authority to vote on Proposal Number Three. Therefore, your broker will not have discretion to vote on any other proposal <u>unless</u> you specifically instruct your broker how to vote your shares by returning your completed and signed voting instruction card.

9. WHAT CONSTITUTES A QUORUM?

A quorum is the minimum number of shares required to be present to transact business at the Annual Meeting. Pursuant to Carter's Bylaws, the presence at the Annual Meeting, in person (not available at this virtual Annual Meeting), by proxy, or by remote communication of the holders of at least a majority of the shares issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum. Broker non-votes and abstentions will be counted as shares that are present at the meeting for purposes of determining a quorum. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

10. WHAT ARE MY CHOICES WHEN CASTING A VOTE WITH RESPECT TO THE ELECTION OF THE ELEVEN NOMINATED DIRECTORS, AND WHAT VOTE IS NEEDED TO ELECT THE DIRECTOR NOMINEES?

In voting on the election of the director nominees ("Proposal Number One"), shareholders may:

1. vote for any of the nominees;
2. vote against any of the nominees; or
3. abstain from voting on any of the nominees.

Pursuant to our Bylaws, a nominee will be elected if the number of votes properly cast "for" such director nominee exceed the number of votes cast "against" that nominee. Any nominee not receiving such majority, who is then serving as a director, must tender his or her resignation for consideration by the Board. Any nominee appointed to the Board, subject to shareholder approval, will not have been elected as a director at the Annual Meeting. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

11. WHAT ARE MY CHOICES WHEN CASTING AN ADVISORY VOTE ON APPROVAL OF COMPENSATION OF CARTER'S NEOS, COMMONLY REFERRED TO AS THE "SAY-ON-PAY" VOTE, AND WHAT VOTE IS NEEDED TO APPROVE THIS PROPOSAL?

In voting on the compensation of Carter's NEOs ("Proposal Number Two"), shareholders may:

1. vote for the approval of compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement;
2. vote against the approval of compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement; or
3. abstain from voting on compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement.

Because Proposal Number Two asks for a non-binding, advisory vote, there is no required vote that would constitute approval. We value the opinions expressed by our shareholders in this advisory vote, and our Compensation & Human Capital Committee will consider the outcome of the vote when evaluating our compensation programs and making future compensation decisions for our NEOs. Abstentions and broker non-votes, if any, will not have any effect on this advisory vote.

12. WHAT ARE MY CHOICES WHEN VOTING ON THE RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2025, AND WHAT VOTE IS NEEDED TO APPROVE THIS PROPOSAL?

In voting on the ratification of PwC ("Proposal Number Three"), shareholders may:

1. vote to ratify PwC's appointment;
2. vote against ratifying PwC's appointment; or
3. abstain from voting on ratifying PwC's appointment.

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Abstentions are not considered votes cast and thus will not affect the outcome of this proposal. A broker or other nominee will generally have discretionary authority to vote on this proposal because it is considered a routine matter, and, therefore, we do not expect broker non-votes with respect to this proposal.

13. HOW DOES THE BOARD RECOMMEND THAT I VOTE?

The Board recommends a vote:

FOR the election of the 11 nominated directors (Proposal Number One);

FOR the approval of the compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement (Proposal Number Two); and

FOR the ratification of the appointment of PwC (Proposal Number Three).

14. HOW DO I VOTE?

You may hold Company shares in multiple accounts and therefore receive more than one set of the proxy materials. To ensure that all of your shares are voted, please submit your proxy or voting instructions for each account for which you have received a set of the proxy materials.

Shares Held of Record. If you hold your shares in your own name as a holder of record with our transfer agent, Equiniti Trust Company, you may authorize that your shares be voted at the Annual Meeting in one of the following ways:

By Internet	If you received a printed copy of the proxy materials, follow the instructions on the proxy card.
By Telephone	If you received a printed copy of the proxy materials, follow the instructions on the proxy card.
By Mail	If you received a printed copy of the proxy materials, complete, sign, date, and mail your proxy card in the enclosed, postage-prepaid envelope.
In Person (Virtual)	You may also vote by attending the meeting virtually through www.proxydocs.com/CRI. To attend the Annual Meeting and vote your shares, you must register for the Annual Meeting and provide the control number located on your proxy card.

Shares Held in Street Name. If you hold your shares through a broker, bank or other nominee (that is, in street name), you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the Annual Meeting. If you want to vote in person (virtually), you must register in advance at www.proxydocs.com/CRI. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described above so that your vote will be counted if you later decide not to attend or are unable to attend.

15. CAN I CHANGE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised in any of the following three methods:

- by submitting written notice of revocation to Mr. Robinson at Carter's address set forth in the 2025 Notice of Annual Meeting;
- by submitting another proxy by telephone, over the Internet, or by mail that is later dated and, if by mail, that is properly signed; or
- by voting at the virtual Annual Meeting.

If you hold your shares through a broker or other nominee and would like to change your voting instructions, please review the directions provided to you by that broker or nominee.

16. MAY I VOTE CONFIDENTIALLY?

Yes. Our policy is to keep your individual votes confidential, except as appropriate to meet legal requirements, to allow for the tabulation and certification of votes, or to facilitate proxy solicitation.

17. WHO WILL COUNT THE VOTES?

A representative of Mediant, Inc. will count the votes and act as the inspector of election for the Annual Meeting.

18. WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

As of the date of this proxy statement, the Board knows of no matters other than those set forth herein that will be presented for determination at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting and call for a vote of shareholders, the Board intends proxies to be voted in accordance with the judgment of the proxy holders.

19. WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in our current report on Form 8-K within four business days after the Annual Meeting.

20. WHAT IS "HOUSEHOLDING" OF THE ANNUAL MEETING MATERIALS?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address, by delivering a single proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Carter's and some brokers "household" proxy materials, delivering a single proxy statement and annual report to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or Carter's if you hold shares registered directly in your name. You can notify Carter's by sending a written request to Mr. Robinson at Carter's address set forth in the 2025 Notice of Annual Meeting or by calling us at (678) 791-1000.

21. HOW MAY I OBTAIN A COPY OF CARTER'S ANNUAL REPORT?

A copy of our fiscal 2024 Annual Report on Form 10-K (the "Annual Report") accompanies this proxy statement and is available at https://ir.carters.com/financial-information/annual-reports. Shareholders may also obtain a free copy of our Annual Report by sending a request in writing to Mr. Robinson at Carter's address at 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326, or by calling us at (678) 791-1000.

22. HOW DO I SUBMIT A PROPOSAL OR NOMINATE A DIRECTOR CANDIDATE FOR THE 2026 ANNUAL MEETING?

Any shareholder proposals or director nominations must be submitted in writing to our Secretary c/o Carter's, Inc., 3438 Peachtree Road NE, Atlanta, Georgia 30326. Additional details for those submissions are as follows.

Shareholder Proposals

This section relates to shareholder proposals for the 2026 Annual Meeting other than director nominations. If you wish to nominate a director candidate, please see the section that follows under the heading "Nomination of Director Candidates". The deadlines and requirements for submitting a shareholder proposal depend on whether the shareholder seeks to have the proposal included in the 2026 Proxy Statement using Rule 14a-8 under the Exchange Act:

- **Proposals of Business Not Using Rule 14a-8**: Under our Bylaws, if a shareholder wants to propose an item of business to be considered at the 2026 Annual Meeting, the shareholder must give advance written notice to our Secretary, which must be received no earlier than the close of business on January 14, 2026, and no later than the close of business on February 13, 2026. If, however, our 2026 Annual Meeting is held more than 30 days before or after May 14, 2026 (the one-year anniversary of our 2025 Annual Meeting), the notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of (1) the 90th day before such annual meeting or (2) the tenth day following the date on which the public announcement of the date of such meeting is first made by Carter's. The advance written notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our Bylaws, which generally require the shareholder to provide a brief description of the proposed business, reasons for proposing the business, and certain information about the shareholder and Carter's securities held by the shareholder.

- **Proposals of Business Using Rule 14a-8**: A shareholder who wants to propose an item of business to be included in our 2026 Proxy Statement using Rule 14a-8 must follow the procedures provided in Rule 14a-8. In addition, the proposal must be received by our Secretary by December 3, 2025.

Nomination of Director Candidates

This section relates to nomination of director candidates. The deadlines and requirements for director candidates recommended for consideration or nominated by a shareholder are as follows:

- **Recommending a Candidate for Nominating & Corporate Governance Committee Consideration**: Any shareholder who wishes to recommend a candidate for our Nominating & Corporate Governance committee to consider nominating as a director at the 2026 Annual Meeting should submit a written request and related information to our Secretary no later than December 31, 2025, in order to allow for sufficient time to consider the recommendation.

- **Directly Nominating a Director Candidate Under our Bylaws**: Under our Bylaws, if a shareholder plans to directly nominate a person as a director at the 2026 Annual Meeting, the shareholder must give advance written notice of the director nomination to our Secretary, which must be received no earlier than the close of business on January 14, 2026, and no later than the close of business on February 13, 2026. If, however, our 2026 Annual Meeting is held more than 30 days before or after May 14, 2026 (the one-year anniversary of our 2025 Annual Meeting), the notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of (1) the 90th day before such annual meeting or (2) the tenth day following the date on which the public announcement of the date of such meeting is first made by Carter's. The notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our Bylaws, which generally require the shareholder to provide certain information about the proposed nominee, the shareholder, and Carter's securities held by the shareholder, the nominee, and associated persons. In addition to satisfying those advance notice and other requirements in our Bylaws within the window set forth above, any shareholder who intends to solicit proxies in support of director nominees other than the Board's nominees must comply with the Universal Proxy Rules set forth in Rule 14a-19 under the Exchange Act.

23. WHAT DO YOU MEAN BY FISCAL YEARS IN THIS PROXY STATEMENT?

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December, resulting in an additional week of results every five or six years. Fiscal 2024 (which ended on December 28, 2024), Fiscal 2023 (which ended on December 30, 2023), Fiscal 2022 (which ended on December 31, 2022), and Fiscal 2021 (which ended on January 1, 2022) contained 52 weeks. Fiscal 2025 (which will end on December 27, 2025) contains 53 weeks.

24. WHO CAN HELP ANSWER MY QUESTIONS?

If you have any questions about the Annual Meeting or how to submit or revoke your proxy, or to request an invitation to the Annual Meeting (which is being held virtually), contact Mr. Robinson at Carter's address set forth in the 2025 Notice of Annual Meeting or by calling us at (678) 791-1000.

APPENDIX

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP MEASURES

We have provided non-GAAP adjusted operating income and diluted net income per common share measures, which exclude certain items presented below. We believe that this information provides a meaningful comparison of our results and affords investors a view of what management considers to be our core performance, and we also, from time to time, use some of these non-GAAP measures, such as adjusted operating income, as performance metrics in awards under our annual and long-term incentive compensation plans. These measures are not in accordance with, or an alternative to, generally accepted accounting principles in the U.S. (GAAP). The most comparable GAAP measures are operating income and diluted net income per common share, respectively. Adjusted operating income and diluted net income per common share should not be considered in isolation or as a substitute for analysis of our results as reported in accordance with GAAP. Other companies may calculate adjusted operating income and diluted net income per common share differently than we do, limiting the usefulness of the measure for comparisons with other companies.

| | Fiscal Year Ended | | | | | | | | | |
| | December 28, 2024 | | December 30, 2023 | | December 31, 2022 | | January 1, 2022 | | January 2 2021 [*] | |
(In millions, except earnings per share)	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share
As reported (GAAP)	$ 254.7	$ 5.12	$ 323.4	$ 6.24	$ 379.2	$ 6.34	$ 497.1	$ 7.81	$ 189.9	$ 2.50
Organizational restructuring [1]	1.8	0.04	4.4	0.09	—	—	2.4	0.04	16.6	0.29
Intangible asset impairment [2]	30.0	0.63	—	—	9.0	0.17	—	—	26.5	0.46
Partial pension plan settlement [3]	—	0.02	—	—	—	—	—	—	—	—
Legal settlement [4]	—	—	—	(0.14)	—	—	—	—	—	—
Loss on extinguishment of debt [5]	—	—	—	—	—	0.38	—	—	—	—
COVID-19 expenses [5]	—	—	—	—	—	—	3.9	0.07	21.4	0.37
Retail store operating leases and other long-lived asset impairments, net [7]	—	—	—	—	—	—	(2.6)	(0.05)	7.6	0.13
Goodwill impairment [8]	—	—	—	—	—	—	—	—	17.7	0.40
As adjusted	$ 286.6	$ 5.81	$ 327.8	$ 6.19	$ 388.2	$ 6.90	$ 500.8	$ 7.87	$ 279.8	$ 4.16

(*) Fiscal year 2020 included 53 weeks, compared to 52 weeks in fiscal 2024, 2023, 2022, and 2021.

(1) Related to charges for organizational restructuring in fiscal 2024. Fiscal 2023 relates to charges for organizational restructuring and related corporate office lease amendment actions. Fiscal 2021 and 2020 amounts relate to certain lease exit, severance and related costs resulting from restructuring actions (not related to COVID-19).

(2) Related to a non-cash impairment charge on the *OshKosh* indefinite-lived tradename asset in fiscal 2024. Fiscal 202 write-down relates to *Skip Hop* tradename asset. Fiscal 2020 write-down relates to OshKosh and Skip Hop tradename assets.

(3) Related to a non-cash partial pension settlement charge in the fiscal in 2024.

(4) In fiscal 2023, a pre-tax adjustment of approximately $6.9 million ($5.3 million net of tax, or $0.14 per diluted share) was made related to a gain on a court-approved settlement in December 2023.

(5) In fiscal 2022, a pre-tax adjustment of approximately $19.9 million ($15.2 million net of tax, or $0.38 per diluted share) was made related to a loss on extinguishment of debt in fiscal 2022.

(6) Net expenses incurred due to the COVID-19 pandemic.

(7) Impairments include an immaterial gain on the remeasurement of retail store operating leases.

(8) Goodwill impairment charge recorded in the International segment.

Note: Results may not be additive due to rounding.

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carter's, inc.

Form 10-K

2024 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 28, 2024
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to _____
Commission file number: 001-31829

CARTER'S, INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3912933**
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)	

Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326
(Address of principal executive offices, including zip code)
(678) 791-1000
(Registrant's telephone number, including area code)
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Common stock, par value $0.01 per share	CRI	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.


Large Accelerated Filer ☒ Accelerated Filer ☐
Non-Accelerated Filer ☐ Smaller Reporting Company ☐
Emerging Growth Company ☐


If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on June 29, 2024 as reported on the New York Stock Exchange was $2,173,597,502. For purposes of the foregoing calculation only, which is required by Form 10-K, the registrant has included in the shares owned by affiliates those shares owned by directors and executive officers of the registrant, and such inclusion shall not be construed as an admission that any such person is an affiliate for any purpose.

As of February 18, 2025, there were 36,010,750 shares of the registrant's common stock outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of shareholders of Carter's, Inc., expected to be held on May 14, 2025, will be incorporated by reference in Part III of this Form 10-K. Carter's, Inc. intends to file such proxy statement with the Securities and Exchange Commission not later than 120 days after its fiscal year ended December 28, 2024.

CARTER'S, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 28, 2024

Form 10-K

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Statements contained in this annual report that are not historical fact and use predictive words such as "estimates", "outlook", "guidance", "expect", "believe", "intend", "designed", "target", "plans", "may", "will", "are confident" and similar words are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements and related assumptions involve risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statements or views expressed in this press release. These risks and uncertainties include, but are not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A, of this Annual Report on 10-K, and otherwise in our reports and filings with the Securities and Exchange Commission, as well as the following factors: changes in global economic and financial conditions, and the resulting impact on consumer confidence and consumer spending, as well as other changes in consumer discretionary spending habits; risks related to public health crises; risks related to consumer tastes and preferences, as well as fashion trends; the failure to protect our intellectual property; the diminished value of our brands, potentially as a result of negative publicity or unsuccessful branding and marketing efforts; delays, product recalls, or loss of revenue due to a failure to meet our quality standards; risks related to uncertainty regarding the future of international trade agreements; increased competition in the marketplace; financial difficulties for one or more of our major customers; identification of locations and negotiation of appropriate lease terms for our retail stores; distinct risks facing our eCommerce business; failure to forecast demand for our products and our failure to manage our inventory; increased margin pressures, including increased cost of materials and labor and our inability to successfully increase prices to offset these increased costs; continued inflationary pressures with respect to labor and raw materials and global supply chain constraints that have, and could continue, to affect freight, transit, and other costs; fluctuations in foreign currency exchange rates; unseasonable or extreme weather conditions; risks associated with corporate responsibility issues; our foreign sourcing arrangements; a relatively small number of vendors supply a significant amount of our products; disruptions in our supply chain, including increased transportation and freight costs; our ability to effectively source and manage inventory; problems with our Braselton, Georgia distribution facility; pending and threatened lawsuits; a breach of our information technology systems and the loss of personal data or a failure to implement new information technology systems successfully; unsuccessful expansion into international markets; failure to comply with various laws and regulations; failure to properly manage strategic initiatives; retention of key individuals; acquisition and integration of other brands and businesses; failure to achieve sales growth plans and profitability objectives to support the carrying value of our intangible assets; our continued ability to meet obligations related to our debt; changes in our tax obligations, including additional customs, duties or tariffs; our continued ability to declare and pay a dividend; volatility in the market price of our common stock; and the cost or effort required for our shareholders to bring certain claims or actions against us, as a result of our designation of the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings. Except for any ongoing obligations to disclose material information as required by federal securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The inclusion of any statement in this Annual Report on Form 10-K does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

PART I

Unless the context indicates otherwise, in this filing on Form 10-K, "Carter's," the "Company," "we," "us," "its," and "our" refers to Carter's, Inc. and its wholly owned subsidiaries.

Our market share data is based on information provided by Circana, LLC (formerly the NPD Group, Inc.). Circana, LLC. ("Circana") data is based upon Consumer Panel Track℠ (consumer-reported sales) calibrated with selected retailers' point of sale data for children's apparel and juvenile products in the United States ("U.S.") and represents the twelve-month period ended December 2024.

Unless otherwise indicated, references to market share in this Annual Report on Form 10-K are expressed as a percentage of total retail sales of the stated market. Some Circana market share data is presented based on age segments. The baby and young children's apparel market in which we compete includes apparel products for ages zero to 10 and is divided into the zero to two-year-old baby market, the three- to four-year-old toddler market, and the five- to 10-year-old kids market. Note that Carter's defines its product offerings by sizes: baby (sizes newborn to 24 months), toddlers (sizes 2T to 5T), and kids (sizes 4-14). In addition, other Circana market share data is presented based on Circana's definition of the baby and playclothes categories, which is different from Carter's definitions of these categories.

Certain Circana data cited in prior Annual Reports on Form 10-K were based on an alternate methodology no longer employed by Circana and are not comparable to the current year presentation.

Our trademarks that are referred to in this Annual Report on Form 10-K, including *Carter's*, *OshKosh B'gosh, OshKosh*, *Skip Hop*, *Child of Mine*, *Just One You*, *Simple Joys*, *Little Planet*, *PurelySoft*, and *Carter's Rewards*, many of which are registered in the United States and in over 100 other countries and territories, are each the property of one or more subsidiaries of Carter's, Inc.

The Company's fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2024 ended on December 28, 2024, fiscal 2023 ended on December 30, 2023, and fiscal 2022 ended on December 31, 2022. All three fiscal years contained 52 calendar weeks.

ITEM 1. BUSINESS

Overview

We are the largest branded marketer of young children's apparel in North America. We own two of the most highly recognized and trusted brand names in the children's apparel market, *Carter's* and *OshKosh B'gosh* (or "*OshKosh*"). We also own *Skip Hop*, a leading young children's lifestyle brand, *Little Planet*, a brand focused on organic fabrics and sustainable materials, and exclusive *Carter's* brands developed for Amazon, Target, and Walmart.

Established in 1865, our *Carter's* brand is recognized and trusted by consumers for high-quality apparel and accessories for children in sizes newborn to 14.

Established in 1895, *OshKosh* is a well-known brand, trusted by consumers for high-quality apparel and accessories for children in sizes newborn to 14, with a focus on playclothes for toddlers and young children. We acquired *OshKosh* in 2005.

Established in 2003, the *Skip Hop* brand rethinks, reenergizes, and reimagines durable necessities to create higher value, superior quality, and award-winning products for parents, babies, and toddlers. We acquired *Skip Hop* in 2017.

Launched in 2021, the *Little Planet* brand focuses on sustainable clothing through the sourcing of mostly organic cotton as certified under the Global Organic Textile Standard ("GOTS"), a global textile processing standard for organic fibers. This brand includes a wide assortment of baby and toddler apparel, accessories, and sleepwear.

Additionally, *Child of Mine*, an exclusive *Carter's* brand, is sold at Walmart, *Just One You*, an exclusive *Carter's* brand, is sold at Target, and *Simple Joys*, an exclusive *Carter's* brand, is available on Amazon.

Our mission is to serve the needs of families with young children, with a vision to be the world's favorite brands in young children's apparel and related products. We believe our brands are complementary to one another in product offering and aesthetic. Each brand is uniquely positioned in the marketplace and offers great value to families with young children. The baby and young children's apparel market, ages zero to 10, in the U.S. is approximately $28 billion as of December 2024. In this market, our *Carter's* brands, including our exclusive brands, hold the #1 position with approximately 10% market share and our *OshKosh* brand has less than 1% market share as of December 2024.

Our multichannel global business model, which includes retail stores, eCommerce, and wholesale distribution channels, as well as omni-channel capabilities in the United States and Canada, enables us to reach a broad range of consumers around the world. At the end of fiscal 2024, our channels included 1,057 company-owned retail stores in North America, eCommerce websites, approximately 19,500 wholesale locations in North America, as well as our international wholesale accounts and licensees who operate in over 1,100 locations outside of North America in over 90 countries.

Our three business segments are: U.S. Retail, U.S. Wholesale, and International. These segments are our operating and reporting segments. Our U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores and eCommerce websites. Similarly, our U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale customers. Our International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. Additional financial and geographical information about our business segments is contained in Item 8 "Financial Statements and Supplementary Data" and under Note 18, *Segment Information*, to the consolidated financial statements.

Strategy

We have extensive experience in the young children's apparel and accessories market and focus on delivering products that satisfy our consumers' needs. Our growth agenda is centered on three fundamental areas:

- *Elevate the style and value of our product offerings* — We are focused on driving growth by delivering market-leading style and enhancing our value proposition. In fiscal 2024, informed by consumer demand and insights, we initiated a shift of our U.S. Retail product assortment to increase the sales mix of the "best" (more premium fashion) and the opening price point components of our apparel offering. As a result, both components represented a higher proportion of sales in the second half of fiscal 2024 compared to the first half of fiscal 2024.

  The shift to increase the penetration of our "best" product is supported by a house-of-brands strategy that enables us to leverage new, more targeted and differentiated brands like *Little Planet,* as well as our curated collections from *PurelySoft, OshKosh B'gosh*, *Skip Hop* and *Carter's*. Over time we plan to develop this strategy further as a way of reaching more of the marketplace, including some customer segments which we do not serve today.

Also in fiscal 2024, and enabled by our enhanced pricing capabilities, we made retail price investments to be more competitive in select toddler and kids size playwear categories and during higher-volume market share promotional events, and to support inventory management objectives. Areas of playwear investment included select opening price point categories, which are less differentiated from similar private label products in the marketplace and exhibit higher price elasticity, and additional programs such as collections, fleece, and activewear. Collectively these efforts helped to drive growth in the value component of our U.S. Retail assortment and contributed to an increase in conversion rates (measured as the percentage of store visitors and website traffic that resulted in a purchase) and units per transaction in both stores and eCommerce in the second half of fiscal 2024 compared to the first half of fiscal 2024.

- *Improve our marketing capabilities and effectiveness* — Our marketing investments are targeted at acquiring new customers, developing stronger relationships with our existing customers, and extending our customers' tenure with our brands. Recent areas of investment include brand marketing, personalization capabilities, a rebranded and relaunched customer loyalty program, enhanced digital and social media programs, and strengthened consumer-facing technologies such as our mobile app. Collectively these investments contributed to sequential improvement in U.S. Retail comparable sales, growth in new and reactivated customers, and an improved retention rate in the second half of fiscal 2024 compared to the first half of fiscal 2024.

- *Leverage our unparalleled multi-channel market presence to extend the reach of our brands* — Our global, multichannel business model is unique. No other children's apparel company in the world has our combined capabilities in the retail store, online and wholesale channels.

We are the largest specialty retailer in North America focused on young children's apparel, with over 1,000 company-owned stores and dedicated websites in the United States, Canada, and Mexico. Across our retail fleet, we made progress in fiscal 2024 accelerating remodels and introducing new in-store experiences. In fiscal 2024, we opened our first-ever flagship store in Atlanta, Georgia, which includes brand-centric presentations, in-store shops for baby, toddler and kids, and *Little Planet*, modern digital displays, a gifting station, and community engagement events. We believe learnings from the ongoing innovations at our flagship store will inspire new and remodeled store experiences across our fleet.

In wholesale, we are the largest supplier of young children's apparel to the largest retailers in North America. We have the most extensive distribution of childrenswear – our brands are sold in more than 19,500 wholesale retail locations in North America and through our wholesale customers' websites. Our brand reach efforts are enabled by our long-standing wholesale customer partnerships, which are important contributors to our sales and profitability and consumer brand awareness. We plan to continue to prioritize investments in our brand experiences with our wholesale partners, both digitally and in-store. Outside of North America, our global distribution capabilities are further strengthened through our relationships with multi-national retailers and other wholesale partners with over 1,100 points of distribution, and over 150 global websites.

In addition to the fundamental areas above, we intend to pursue improvements to our operating model, which includes improving our product and brand development processes in an effort to be faster, nimbler and able to respond to changing consumer preferences more rapidly. We also plan to continue to pursue opportunities to improve productivity throughout the business and to manage spending prudently.

Our Brands

Carter's & OshKosh B'gosh

Our *Carter's* and *OshKosh* product offerings include apparel and accessories for babies (sizes newborn to 24 months), toddlers (sizes 2T to 5T), and kids (sizes 4-14).

For our *Carter's* brands, our focus is on essential and fashion apparel products for babies and young children, including bodysuits, layette essentials, sleep and play, pants, tops and t-shirts, multi-piece sets, dresses, and sleepwear. We attribute our leading market position to our strong value proposition, brand strength, distinctive design, commitment to quality, and our broad distribution through our company-owned retail stores, websites, and mobile app, as well as our wholesale distribution channel that includes successful and long-standing relationships with leading global and national retailers. Our marketing programs are targeted toward first-time parents, experienced parents, and gift-givers. Our core baby product line provides families with essential products and accessories, including value-focused multi-piece sets. We also have three exclusive *Carter's* brands: our *Child of Mine* brand, which is sold at Walmart, our *Just One You* brand, which is sold at Target, and our *Simple Joys* brand, which is available on Amazon.

Carter's is the leading brand in the zero to 10-year-old market in the United States, with particular strength in the zero to two-year-old segment. As of December 2024, our multichannel business model enabled our *Carter's* brands to maintain a leading market share of approximately 10% in the zero to 10-year-old market. Our *Carter's* brands maintained the leading market position with approximately 21% in the zero to two-year-old baby market and maintained its leading market position with approximately 11% in the three to four-year-old toddler market. Our *Carter's* brands also have an approximately 3% market share in the five to ten-year-old kid market.

The focus of the *OshKosh* brand is high-quality playclothes, including denim jeans, overalls, core bottoms, knit tops, t-shirts, and layering pieces for everyday use, primarily targeted at toddlers and young children. We believe our *OshKosh* brand has significant brand name recognition, which consumers associate with high-quality, durable, and authentic playclothes for young children. As of December 2024, our *OshKosh* brand's market share was less than 1% of the zero to 10-year-old apparel market in the United States.

For both our *Carter's* and *OshKosh* brands, we employ cross-functional teams to develop our product assortments. Team members from merchandising, art, design, sourcing, product development, and planning follow a disciplined development process. We believe this approach, which includes consumer research, value engineering, and rigorous attention to detail, results in compelling consumer product offerings, increases consumer response, and supports efficient and productive operations.

We are focused on strengthening our brands with consumers by differentiating our products through fabric softness, on-trend styling, updated packaging and presentation strategies, and consumer-facing marketing. We also place importance on differentiating our brand experience through in-store fixturing, branding, signage, photography, and advertising across all of our global channels of distribution.

Licensed Products

We license our *Carter's*, *OshKosh*, *Child of Mine*, *Just One You*, *Simple Joys*, and *Little Planet* brands to various licensed partners in order to expand our product offerings into additional product categories such as footwear, outerwear, accessories (such as hair accessories and jewelry), toys, home décor, cribs and baby furniture, and bedding. These licensed partners develop and sell our branded products through multiple sales channels, while leveraging our brand strength, customer relationships, and designs. Licensed products provide our customers with a range of lifestyle products that complement and expand upon our baby and young children's apparel offerings. Our license agreements require strict adherence to our quality and compliance standards and provide for a multi-step product approval process. We work in conjunction with our licensing partners in the development of our branded products to aim to ensure consistency across product offerings with our brand vision of high-quality products at market-leading value.

We also partner with other brand owners to further expand our retail apparel product offerings, including a range of licensed sports and character t-shirts, bodysuits, and sleepwear.

Skip Hop

Under our *Skip Hop* brand, we design, source, and market products that are sold primarily to expectant parents and families with young children. Our *Skip Hop* brand is best known for diaper bags, kid's bags, home gear, and products for playtime, mealtime, bath time, and travel, and combines innovative functionality with attractive design. Skip Hop was the #1 brand in diaper bags in 2024.

We believe *Skip Hop* is a global lifestyle brand. *Skip Hop*'s core philosophy and positioning revolves around its brand promise — "*Must-Haves * Made Better.*" This reflects the brand's goal of creating innovative, smartly designed, and highly functional essentials for parents, babies, and toddlers. The *Skip Hop* team includes both in-house design and creative teams, each of which is dedicated to meeting that goal. We have made investments to in-store fixturing, branding, and signage, along with digital advertising, to further strengthen the position of the *Skip Hop* brand. *Skip Hop* branded products are sold through our retail stores, our eCommerce site, and in the wholesale channel.

Little Planet

Our *Little Planet* brand launched in 2021 and is a primarily organic and sustainable apparel brand created to serve a growing consumer need for beautiful heirloom-quality baby and toddler products developed using sustainable materials. The assortment of products includes sleepwear, swimwear, outerwear, bedding, accessories, and toys. *Little Planet* products are sold through our retail stores, our eCommerce site, and in the wholesale channel.

Sales Channels

We sell our *Carter's*, *OshKosh*, *Skip Hop*, and *Little Planet* branded products through multiple channels, both in the United States and globally.

U.S. Retail

Our U.S. Retail segment includes sales of our products through our U.S. retail stores and eCommerce sites, including through our omni-channel capabilities to allow our customers to experience our brands as a seamless shopping experience in the channel of their choice.

Our U.S. retail stores are generally located in high-traffic open-air shopping centers and malls in or near major cities or in outlet centers that are near densely populated areas. We believe our brand strength, product assortment, shopping experience, and high-quality service have made our retail stores a destination for consumers seeking children's apparel and accessories.

Each of our stores carries an assortment of *Carter's*, *OshKosh*, and/or *Skip Hop* branded products, as well as other products, including *Little Planet* branded products, depending on the store and location. As of the end of fiscal 2024, our stores averaged approximately 5,100 square feet per location. As of the end of fiscal 2024, we operated 804 stores in the United States.

In the fourth quarter of fiscal 2024, we opened our first-ever flagship store in Atlanta, Georgia, which includes brand-centric presentations, in-store shops for baby, toddler and kids, as well as *Little Planet*, modern digital displays, a gifting station, and community engagement events.

We regularly assess potential new retail store locations and closures of existing stores based on demographic factors, retail adjacencies, competitive factors, population density, growth projections, and performance of existing stores as part of a rigorous real estate portfolio optimization process.

We also sell our products through our U.S. eCommerce websites at www.carters.com, www.oshkosh.com, www.skiphop.com, www.shoplittleplanet.com, and through our mobile app.

We focus on the customer experience through store and eCommerce website design, visual aesthetics, clear product presentation, and exceptional customer service. Our eCommerce websites also feature product recommendations and online-only offerings.

We strive to create a seamless omni-channel experience between our retail stores and our eCommerce websites. Customers can choose to have eCommerce purchases shipped directly to them (same-day shipping available in select markets), to pick-up the purchases in a store (buy-online, pick-up in-store), or through our curbside pick-up services. eCommerce purchases, including from our eCommerce websites and mobile app, may be shipped from one of our distribution facilities or from a retail store (buy-online, deliver-from-store). Store purchases are primarily fulfilled from each store's inventory, but our in-store buy-online services offer our broadest assortment to be shipped to a customer from one of our distribution facilities or from another retail store. We utilize radio frequency identification ("RFID") technology in our stores. This technology helps us to improve our management of inventory and allows us to fulfill omni-channel orders more effectively.

U.S. Wholesale

Our U.S. Wholesale segment includes sales of our products to our U.S. wholesale customers.

Our *Carter's* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Costco, JCPenney, Kohl's, Macy's, and Sam's Club. Additionally, our *Child of Mine* exclusive brand is sold at Walmart, our *Just One You* exclusive brand is sold at Target, and our *Simple Joys* exclusive brand is available on Amazon.

Our *OshKosh* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Amazon and Target.

Our *Skip Hop* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Amazon, Target, and Walmart.

Our *Little Planet* brand wholesale customers in the United States include major retailers, such as, in alphabetical order, Amazon and Target.

We collaborate with our wholesale customers to provide a consistent and high-level of service, and to drive growth through eCommerce, replenishment, product mix, and brand presentation initiatives. We also have frequent meetings with the senior management of key accounts to align on strategic growth plans.

Our two largest wholesale customers accounted for 10.9% and 10.1%, respectively, of consolidated net sales in fiscal 2024.

International

Our International segment includes sales of our products through our retail stores and eCommerce sites in Canada and Mexico. As of the end of fiscal 2024, in Canada we operated 191 retail stores and an eCommerce site at www.cartersoshkosh.ca, and in Mexico we operated 62 retail stores and an eCommerce site at www.carters.com.mx.

Our International segment includes sales of our products to wholesale accounts outside of the United States, including both domestic retailers with international operations and international retailers. In addition, we license our *Carter's* and *OshKosh* brands to international customers that sell our products through branded retail and online stores, as well as to wholesale customers, within their licensed territories. Our International segment includes sales of our products to these licensees, and royalty income based on sales made by certain licensees. As of the end of fiscal 2024 our International channel included wholesale accounts in approximately 19,500 locations in North America and wholesale accounts and licensees who operated in over 1,100 locations outside of North America. As of the end of fiscal 2024, we had approximately 40 international licensees who operated in over 90 countries.

Our Marketing Strategy

For all our brands, our marketing is largely focused on driving brand preference and engagement with first-time and experienced parents, as well as gift-givers. Our goal is to have the most top-of-mind, preferred brands in the young children's apparel market and to connect with diverse, digitally savvy consumers. As such, our marketing investments are targeted at acquiring new customers, developing stronger relationships with our existing customers, and extending our customers' tenure with our brands. Included among our marketing investments are our newly developed marketing personalization capabilities, a rebranded and relaunched customer loyalty program, enhanced digital and social media programs, and strengthened consumer-facing technologies such as our mobile app.

We use our customer loyalty program in the United States to drive customer traffic, sales, and brand loyalty. In the second quarter of fiscal 2024, we rebranded and relaunched our loyalty program as *Carter's Rewards* with the goals of further deepening our customer loyalty, increasing the frequency of visits, and growing customer lifetime value. This program is integrated across our U.S. retail stores and online businesses. During fiscal 2024, our U.S. retail sales were predominantly made to members of *Carter's Rewards*.

Complementing our *Carter's Rewards* loyalty program is our Carter's private label credit card, which provides added benefits for our *Carter's Rewards* customers. A third-party financial institution issues the Carter's credit card to consumers and bears all underwriting and credit risk under the program. Under the credit card program agreement with the third-party financial institution, the Company receives payments for the establishment of new credit accounts, as well as royalties on the usage of the credit card by customers.

Our Global Sourcing Network

We source all of our apparel and other products from a global network of third-party suppliers, primarily located in Asia. We source the remainder of our products primarily through North America, Africa, and Central America. During fiscal 2024, approximately 75% of our product was sourced from Vietnam, Cambodia, Bangladesh, and India, and approximately 60% of the fabric that was used in the manufacture of our products was sourced from China, with the remainder sourced primarily from India, Vietnam, Thailand, and Bangladesh. We do not own any raw materials or manufacturing facilities.

Our sourcing operations are based in Hong Kong in order to facilitate better service and manage the volume of manufacturing in Asia. Our Hong Kong office acts as an agent for substantially all of our sourcing in Asia and monitors production at manufacturers' facilities to ensure quality control, compliance with our manufacturing specifications and social responsibility standards, as well as timely delivery of finished apparel to our distribution facilities. We also have sourcing offices in Cambodia, Vietnam, China, and Bangladesh to help support these efforts.

Prior to placing production, and on a recurring basis, we conduct assessments of political, social, economic, environmental, trade, labor and intellectual property protection conditions in the countries in which we source our products, and we conduct assessments of our manufacturers and supply chain, as discussed under "—Responsible Sourcing" below. In connection with the manufacture of our products, manufacturers purchase raw materials including fabric and other materials (such as linings, zippers, buttons, and trim) at our direction. We regularly inspect and supervise the manufacture of our products as well as test the products in order to maintain safety and quality control, monitor compliance with our manufacturing specifications and social responsibility standards, and to ensure timely delivery. We also inspect finished products at the manufacturing facilities.

We generally arrange for the production of products on a purchase order basis with completed products manufactured to our design specifications. We assume the risk of loss predominantly on a Freight-On-Board (F.O.B.) basis when goods are delivered to a shipper and are insured against losses arising during shipping.

We have not entered into any long-term contractual arrangements with any contractor or manufacturer. We believe that the production capacity of each foreign manufacturer with which we have developed, or are developing, a relationship is adequate to meet our production requirements for the foreseeable future. We believe that alternative foreign manufacturers are readily available.

We expect all of our suppliers shipping to the United States to adhere to the requirements of the U.S. Customs and Border Protection's Customs-Trade Partnership Against Terrorism ("C-TPAT") program, including standards relating to facility security, procedural security, personnel security, cargo security, and the overall protection of the supply chain. In the event a supplier does not comply with our C-TPAT requirements, or if we have determined that the supplier will be unable to correct a deficiency, we may move that supplier's product through alternative supply chain channels or we may terminate our business relationship with the supplier.

Responsible Sourcing

We continue to seek the best pricing in our sourcing practices, and with that goal in mind, we have adopted a factory on-boarding program that allows us to assess each factory's compliance with our ethical and social responsibility standards before we place orders for product with that factory. Additionally, we regularly assess the manufacturing facilities we use through periodic on-site facility inspections, including the use of independent auditors to supplement our internal staff. We use audit data and performance results to identify potential improvements, and we integrate this information into our on-going sourcing decisions. Our vendor code of ethics, with which we require our factories to comply, outlines our standards for supplier behavior in creating a fair and safe workplace and covers employment practices, such as wages and benefits, working hours, health and safety, working age, and discriminatory practices, as well as environmental, ethical, and other legal matters. In addition, our social responsibility policy establishes our expectations for our global suppliers and guides our oversight. This policy is derived from the policies, standards, and conventions of the International Labor Organization, and includes a commitment to the Universal Declaration of Human Rights.

Sustainability

We issued our fourth annual Raise the Future Impact Report in fiscal 2024, in which we highlighted our three strategic pillars that guide our long-term corporate responsibility commitments: Product, Planet, and People. In furtherance of these commitments, we discussed our efforts to grow our sustainable product offerings, reduce our carbon footprint, and uplift our workers and communities. At the end of fiscal 2024, we continued our transition to more sustainably grown cotton through the Better Cotton Initiative, with over 50% of our cotton sourced through this program. Additionally, we expanded our use of LENZING™ ECOVERO™, a sustainably produced viscose fiber sourced from responsibly managed forests.

As a result of customer demand, we have increased the sales of and expanded the scope of our *Little Planet* brand and *PurelySoft* collection, and we plan to increase the availability of sustainable choices across all our product lines to support the growing demand. We have increased our transparency on our chemicals management process by publishing a Restricted Substances List, designating chemicals that should be minimized or avoided in our apparel and accessories, and are working with our suppliers to minimize or avoid the use of such chemicals in our products. We use the OEKO-TEX® Standard 100 certification label, a well-known certification for textiles tested for harmful substances, which appeared on more than 98% of our baby apparel and sleepwear in fiscal 2024. We have established targets, validated by the Science-Based Target Initiative, to reduce risks associated with our Scope 1 and 2 greenhouse gas emissions.

Our Global Distribution Network

The majority of all finished goods manufactured for us is shipped to our distribution facilities or to designated third-party facilities for final inspection, allocation, and reshipment to customers. The goods are delivered to us and to our customers by independent shippers. We choose the form of shipment based upon needs, costs, and timing considerations.

In the United States, we operate three distribution centers in Georgia: an approximately 1.1 million square-foot multichannel facility in Braselton, a 0.5 million square-foot facility in Stockbridge, and a 0.2 million square-foot single-channel facility in Jonesboro. We outsource certain distribution activities to third-party logistics providers located in California and leverage additional third-party providers in Georgia, as needed, primarily for storage seasonally. Our distribution center activities include receiving finished goods from our vendors, inspecting those products, and preparing and shipping them to our wholesale customers, retail stores, and eCommerce customers.

Internationally, we operate directly or outsource our distribution activities to third-party logistics providers in Canada, China, Mexico, and Vietnam to support shipment to the United States, as well as our international wholesale accounts, international licensees, international eCommerce operations, and Canadian and Mexican retail store networks.

Governmental Regulation

We are subject to laws, regulations and standards set by various governmental authorities and standard setting bodies around the world, including in the United States, Canada, and Mexico, including:

- those imposed by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission ("SEC"), and the New York Stock Exchange ("NYSE");
- the U.S. Foreign Corrupt Practices Act, and similar world-wide anti-bribery laws;
- the tax laws of the United States and other countries;
- health care, employment and labor laws;
- product and consumer safety laws, including those imposed by the U.S. Consumer Product Safety Commission and the Americans with Disabilities Act of 1990;
- data privacy laws, including the European Union General Data Protection Act ("GDPA"), the California Consumer Privacy Act ("CCPA"), and the California Privacy Rights Act ("CPRA");
- trade, transportation and logistics related laws, including tariffs, quotas, embargoes, and orders issued by Customs and Border Protection and similar agencies in other countries; and
- applicable environmental laws.

The majority of our products are imported into the United States, Canada, and Mexico. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. In addition, each of the countries in which our products are sold has laws and regulations covering imports. The United States and other countries in which our products are sold may impose, from time to time, new duties, tariffs, surcharges, or other import controls or restrictions including trade related restrictions on the sourcing and importation of raw materials and finished goods, or adjust presently prevailing duty or tariff rates or levels. We, therefore, actively monitor import restrictions and developments and seek to minimize our potential exposure to import related risks through shifts of production among countries, including consideration of countries with tariff preference and free trade agreements, manufacturers, and geographical diversification of our sources of supply.

Additionally, we are subject to various other federal, state, local and foreign laws and regulations that govern our activities, operations, and products, including data privacy, truth-in-advertising, accessibility, customs, wage and hour laws and regulations, and zoning and occupancy ordinances that regulate retailers generally and govern the promotion and sale of merchandise and the operation of retail stores and eCommerce sites. Noncompliance with these laws and regulations may result in substantial monetary penalties and criminal sanctions.

Competition

The baby and young children's apparel and accessories market is highly competitive. Competition in our market is generally based on a variety of factors, including comfort and fit, quality, pricing, style, selection, and breadth of distribution. Both national brand and private label manufacturers, as well as specialty apparel brands and retailers, aggressively compete in the baby and young children's apparel market. Our primary competitors include (in alphabetical order): Gap, Old Navy, and The Children's Place; Cat & Jack (private label sold exclusively in Target) and Garanimals (sold exclusively in Walmart); and Disney, Nike, Adidas, and Under Armour (national brands). Because of the highly fragmented nature of the industry, we also compete with many small specialty brands and retailers. We believe that the awareness and strength of our brand names, combined with the breadth and value of our product offerings, broad distribution, scale, and operational expertise, position us well against these competitors.

Seasonality and Weather

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, which generally have resulted in lower sales and gross profit in the first half of our fiscal year versus the second half of the year. Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full fiscal year. In addition, our business is susceptible to unseasonable weather conditions, which could influence consumer behavior, customer traffic, and shopping habits. For example, extended periods of unseasonably warm temperatures during the winter season or cool temperatures during the summer season could affect the level and timing of demand.

Human Capital Management

As of the end of fiscal 2024, we had approximately 15,350 employees globally. The tables below present the composition and location of our employees:

	Employee Count	% of Total
Retail stores	11,932	77.7 %
Corporate offices	1,866	12.2 %
Distribution centers	1,552	10.1 %
Total	15,350	100.0 %

	Employee Count	% of Total
United States	12,170	79.3 %
Canada	2,205	14.4 %
Mexico	660	4.3 %
Other (primarily countries in Asia)	315	2.1 %
Total	15,350	100.0 %

Talent and Development

We are guided by our core values:

- Act with Integrity
- Exceed Expectations
- Inspire Innovation
- Succeed Together
- Invest in People

We believe that to succeed as a business and to positively impact families and our communities, we must first create and maintain an inclusive, supportive workplace culture that fosters high employee engagement. We believe in developing our employees and offer numerous formal training opportunities as well as ongoing informal on-the-job learning, including:

- mentoring, reverse mentoring, and executive development programs that nurture emerging talent and facilitate knowledge sharing, benefiting employees at all stages of their careers;
- development days, when employees step away from their day-to-day responsibilities for curated professional growth opportunities;
- online courses and formal development programs designed to enhance personal leadership skills, business acumen, and people management skills, as well as specialized development resources for our retail store, distribution center and office employees; and
- each year, we award scholarships to Carter's employees and children of employees to attend an accredited college or university.

Diversity and Inclusion

We are committed to attracting and retaining multicultural consumers and, through various efforts across our global enterprise, to building a workforce to support our consumer acquisition and retention efforts. Our Diversity & Inclusion ("D&I") efforts are focused on growing our relevance with all consumers with the support of cross-functional teams leveraging consumer insights to inform our product, marketing, and consumer experience strategies. Our teams are also focused on ensuring fairness across our global enterprise.

Health and Safety

We maintain a culture focused on safety with the goal of eliminating workplace incidents, risks and hazards. We have created and implemented processes to help eliminate safety incidents by reducing their frequency and severity, and we review and monitor our performance closely.

Available Information

Our corporate website address is https://corporate.carters.com. On our investor relations website (ir.carters.com), we make available, free of charge, our SEC filings, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website the *Carter's Code of Ethics*, the *Vendor Code of Ethics*, and the *CSR Report* our corporate governance principles, and the charters for the Compensation, Audit, and Nominating and Corporate Governance Committees of the Board of Directors. The information contained on our website is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K or any other reports we file with or furnish to the SEC. The SEC maintains an internet site, www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

Form 10-K

ITEM 1A. RISK FACTORS

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this Annual Report on Form 10-K for the year ended December 28, 2024.

Risks Related to Global and Macroeconomic Conditions

- Our business is sensitive to overall levels of consumer spending, consumer confidence, and consumer sentiment, particularly in the young children's apparel market.
- Our business could be negatively impacted by political or economic risks that we are exposed to as a part of our global operations.
- Public health crises have and may in the future have a significant adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Brands and Product Value

- The acceptance of our products in the marketplace is affected by consumer tastes and preferences, along with fashion trends.
- We may be unable to protect our intellectual property rights, which could diminish the value of our brands, weaken our competitive position, and adversely affect our reputation and results.
- The value of our brands, and our sales, could be diminished if we are associated with negative publicity, including through actions by our employees, and our vendors, marketing partners, third-party manufacturers, and licensees, over whom we have limited control.
- Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or if we receive negative publicity, the value of our brands, and our sales, could be diminished.
- We may experience delays, product recalls, or loss of revenues or incur additional costs if our products do not meet our quality standards.

Risks Related to Operating a Global Business

- We face risks related to the uncertainty regarding the future of international trade agreements and the United States' position on international trade.
- We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.
- Financial difficulties for, or the loss of one or more of, our major wholesale customers could result in a material loss of revenues.
- Our retail success is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.
- Our eCommerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.
- Profitability and our reputation and relationships could be negatively affected if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.
- Our profitability may decline as a result of lower margins, such as through deflationary pressures on our selling prices and increases in production costs and costs to serve.
- We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw materials, labor, and transportation costs, which may impact our expenses and profitability.
- Our revenues, product costs, and other expenses are subject to foreign economic and currency risks due to our operations outside of the United States.
- Our business could suffer a material adverse effect from unseasonable or extreme weather conditions, or other effects of climate change.
- Environmental, social, and governance matters and any related reporting obligations may adversely impact our business, financial condition and results of operations.

Risks Related to our Global Supply Chain and Labor Force

- We source substantially all of our products through foreign-based suppliers and manufacturers. Our dependence on foreign supply sources is subject to risks associated with global sourcing and manufacturing which could result in disruptions to our operations.
- A relatively small number of vendors supply a significant amount of our products, and losing one or more of these vendors could have a material adverse effect on our business.
- Labor or other disruptions along our supply chain may adversely affect our relationships with customers, reputation with consumers, and results of operations.
- Our inability to effectively source and manage inventory could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.
- Our Braselton, Georgia distribution facility handles a large portion of our merchandise distribution. If we encounter problems with this facility, our ability to deliver our products to the market could be adversely affected.

Risks Relating to Litigation

- We are and may become subject to various claims and pending or threatened lawsuits, including as a result of investigations or other proceedings related to investigations.

Risks Relating to Cybersecurity, Data Privacy, and Information Technology

- Our systems, and those of our third-party vendors, containing personal information and payment data of our retail store and eCommerce customers, employees, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses.
- Failure to implement new information technology systems or needed upgrades to our systems, including operational and financial systems, could adversely affect our business.

Risks Relating to Our International Expansion

- We may be unsuccessful in expanding into international markets.

Risks Related to Governmental and Regulatory Changes

- Failure to comply with the various laws and regulations as well as changes in laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations.

Risks Related to Executing Our Strategic Plan

- Our failure to properly manage strategic initiatives in order to achieve our objectives may negatively impact our business.
- Our success is dependent upon retaining key individuals within the organization to execute our strategic plan.
- We may be unable to grow through acquisitions or successfully integrate acquired businesses, and such acquisitions may fail to achieve the financial results we expected.

Risks Related to Financial Reporting, Our Debt, and Taxes

- We may not achieve sales growth plans, profitability objectives, and other assumptions that support the carrying value of our intangible assets.
- We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.
- We may experience fluctuations in our tax obligations and effective tax rate.

General Risks

- Quarterly cash dividends and share repurchases are subject to a number of uncertainties, and may affect the price of our common stock.
- The market price of our common stock may be volatile.
- Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our

shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

You should carefully consider each of the following risk factors as well as the other information contained in this Annual Report on Form 10-K and our other filings with the SEC in evaluating our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impact our business operations. If any of the following risks actually occur, our operating results may be affected.

Risks Related to Global and Macroeconomic Conditions

Our business is sensitive to overall levels of consumer spending, consumer confidence, and sentiment, particularly in the young children's apparel market.

Both retail consumer and wholesale customer demand for young children's apparel and accessories, specifically brand name apparel products, is affected by the overall level of consumer spending, consumer confidence, and sentiment. Overall spending in the market is affected by a number of global and macroeconomic factors, such as overall economic conditions and employment levels, gasoline and utility costs, business conditions, market volatility, bank failures, availability of consumer credit, tax rates, the availability of tax credits, interest rates, inflationary pressures and general uncertainty regarding the overall future political and economic climate, levels of consumer indebtedness, foreign currency exchange rates, weather, and overall levels of consumer confidence. For example, in recent years, the U.S. economy has been negatively impacted by historically high inflation rates, which have negatively impacted and may continue to negatively impact consumer demand. Birth rate fluctuations, which in turn affect the number of customers that are acquired and retained, can have a material impact on consumer spending and our business. Reductions, or lower-than-expected growth, in the level of discretionary or overall consumer spending may have a material adverse effect on our sales and results of operations.

Our business could be negatively impacted by political and economic risks that we are exposed to as a result of our global operations.

We are subject to general political and economic risks in connection with our global operations, including political instability (both in the United States and globally, including the ongoing conflict between Russia and Ukraine and the related economic and retaliatory measures), the ongoing war between Israel and Hamas, the conflict in the Red Sea region, terrorist attacks, and changes in diplomatic and trade relationships, any of which may have a significant adverse effect on our business, financial condition, and results of operations. Economic uncertainty in the United States and abroad has led to growing concerns about the systemic impact of rising energy costs, geopolitical issues, or the availability and cost of credit and higher interest rates, which could further lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad. As our customers react to global economic conditions we have seen and may see customers reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity, thereby adversely affecting our customers' ability or willingness to purchase our products.

Public health crises have and may in the future have a significant adverse effect on our business, financial condition, and results of operations.

We are subject to public health crises which have had, and may in the future have, a significant impact on our operations, cash flow and liquidity. For example, the response to the COVID-19 pandemic negatively affected the global economy, disrupted global supply chains, and created significant disruption in financial and retail markets, including increased unemployment rates and a disruption in consumer demand for baby and children's clothing and accessories. Uncertainty caused by pandemics, epidemics, or similar public health crises could lead to prolonged economic downturns and reduce or delay demand for our products, in which case our revenues could be significantly impacted. The extent to which a public health crisis impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Related to Our Brands and Product Value

The acceptance of our products in the marketplace is affected by consumer tastes and preferences, along with fashion trends.

We believe that our continued success depends on our ability to create products that provide a compelling value proposition for our consumers in all of our distribution channels. There can be no assurance that the demand for our products will not decline, or that we will be able to successfully and timely evaluate and adapt our products to changes in consumer tastes and preferences or fashion trends. If demand for our products declines, promotional pricing may be required to sell out-of-season or excess merchandise, and our profitability and results of operations could be adversely affected.

We may be unable to protect our intellectual property rights, which could diminish the value of our brand, weaken our competitive position, and adversely affect our reputation and results.

We currently rely on a combination of trademark, unfair competition, and copyright laws, as well as licensing and vendor arrangements, to establish and protect our intellectual property assets and rights. The steps taken by us or by our licensees and vendors to protect our proprietary rights may not be adequate to prevent either the counterfeit production of our products or the infringement of our trademarks or proprietary rights by others. Despite our efforts, our brands are still susceptible to counterfeiting. Such counterfeiting dilutes our brands and can cause harm to our reputation and business. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights and where third parties may have rights to conflicting trademarks, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in those countries. If we fail to protect and maintain our intellectual property rights, the value of our brands could be diminished, and our competitive position may suffer. Further, third parties may assert intellectual property claims against us, particularly as we expand our business geographically or through acquisitions, and any such claim could be expensive and time consuming to defend, regardless of their merit. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products, which could have an adverse effect on our results of operations.

The value of our brands, and our sales, could be diminished if we are associated with negative publicity, including through actions by our employees, and our vendors, marketing partners, third-party manufacturers, and licensees, over whom we have limited control.

Although we maintain policies with our employees, vendors, marketing partners, third-party manufacturers, and licensees that promote ethical business practices, and our employees, agents, and third-party compliance auditors periodically visit and monitor the operations of these entities, we do not control our vendors, third-party manufacturers, or licensees, or their practices. A violation of our vendor policies, licensee agreements, health and safety standards, labor laws, anti-bribery laws, privacy laws or other policies or laws by these employees, vendors, third-party manufacturers, or licensees could damage the image and reputation of our brands and could subject us to liability. As a result, negative publicity regarding us or our brands or products, including licensed products, could adversely affect our reputation and sales. Further, while we take steps to ensure the reputations of our brands are maintained through license and vendor agreements, there can be no guarantee that our brand image will not be negatively affected through its association with products or actions of our licensees, vendors, or third-party manufacturers.

Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or if we receive negative publicity, the value of our brands, and our sales, could be diminished.

We have invested significantly in our brands and believe that maintaining and enhancing our brands' identities is crucial to our success. Our ability to attract customers depends in large part on the success of marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include earned media through press, social media and search engine optimization, as well as paid advertising, such as online affiliations, search engine marketing, digital marketing, social media marketing, influencer marketing, offline partnerships, direct mail, and television advertising. While our goal remains to increase the strength, recognition and trust in our brands by increasing our customer base and expanding our products, if in the future any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if we receive negative publicity or fail to maintain our brands, if the cost of using these channels significantly increases or if we are not successful in generating new channels, we may not be able to attract new customers or increase the activity of our existing members on our platform in a cost-effective manner.

We may experience delays, product recalls, or loss of revenues or incur additional costs if our products do not meet our quality standards.

From time to time, we receive shipments of product from our third-party vendors that fail to conform to our quality standards. A failure in our quality control program may result in diminished inventory levels and product quality, which in turn may result in increased order cancellations and product returns, decreased consumer demand for our products, or product recalls, any of which may have a material adverse effect on our results of operations and financial condition. In addition, products that fail to meet our standards, or other unauthorized products, may be sold by third-parties without our knowledge or consent. This could materially harm our brands and our reputation in the marketplace. Although we have not incurred any material product recalls or delays to date, we have been subject to product recalls and/or delays in the past. We cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

<u>**Risks Related to Operating a Global Business**</u>

We face risks related to the uncertainty regarding the future of international trade agreements and the United States' position on international trade.

We sell products outside the U.S. through our multichannel global business model, and we source all of our apparel and other products from a global network of third-party suppliers, primarily located in Asia. Certain policies and statements of the first Trump administration that may continue in the second Trump administration have given rise to uncertainty regarding the future of international trade agreements and the United States' position on international trade. For example, the first Trump administration imposed tariffs on a range of products from China, which led China to also impose tariffs on certain U.S. goods in retaliation. Additionally, actions taken by, and announcements from, the second Trump administration, could result in retaliatory tariffs imposed on U.S. businesses from China and any other countries affected by such tariffs. Moreover, the uncertainty regarding the policies of the second Trump administration with respect to the future of trade partnerships and relations, including the possibility of additional or increased tariffs, may reduce our competitiveness in countries that may be affected by those policies, whether or not the second Trump administration ultimately takes any such actions. If increased or additional tariffs or other restrictions, quotas, embargoes, or safeguards are placed on goods imported into the U.S., or any related counter-measures are taken by other countries, we may have to raise our prices or increase inventory levels, or find new sources of products that we import, and our revenue, gross margins, and results of operations may be materially harmed.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.

The global baby and young children's apparel and accessories market is highly competitive and includes both branded and private label manufacturers. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers including in certain instances some of our wholesale accounts. Some of our competitors have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to adapt to changes in customer requirements and preferences more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their products, adopt more aggressive pricing strategies than we can, and more successfully utilize developing technology, including data analytics, artificial intelligence, and machine learning.

Financial difficulties for, or the loss of one or more of, our major wholesale customers could result in a material loss of revenues.

A significant amount of our business is with our wholesale customers. For fiscal 2024, we derived approximately 36% of our consolidated net sales from our U.S. Wholesale segment, approximately 35% of our consolidated net sales from our top ten wholesale customers, and approximately 31% of consolidated net sales from our top five wholesale customers, which includes net sales from our exclusive brands sold, in alphabetical order, at Amazon, Target, and Walmart. Our two largest wholesale customers accounted for 10.9% and 10.1%, respectively, of consolidated net sales in fiscal 2024.

As of the end of fiscal 2024, approximately 83% of our gross accounts receivable were from our ten largest wholesale customers, with three of these customers having individual receivable balances in excess of 10% of our total accounts receivable. Furthermore, we do not enter into long-term sales contracts with our major wholesale customers, relying instead on product performance, long-standing relationships, and our position in the marketplace.

As we have experienced in the past, we face the risk that if one or more of these customers significantly decreases their business, does business with us on less favorable terms or terminates their relationship with us as a result of financial difficulties (including bankruptcy or insolvency), competitive forces, consolidation, reorganization, changes in merchandising strategies, or other reasons, then we may have significant levels of excess inventory that we may not be able to place elsewhere, a material decrease in our sales, or material impact on our operating results. In addition, our reserves for estimated credit losses resulting from the inability of our customers to make payments may prove not to be sufficient if any one or more of our customers are unable to meet outstanding obligations to us, which could materially adversely affect our operating results. If the financial condition or credit position of one or more of our customers were to deteriorate, or such customer fails, or is unable to pay the amounts owed to us in a timely manner, this could have a significant adverse impact on our business and results of operations. For instance, the parent company of buybuy BABY, Bed Bath & Beyond, Inc., filed for Chapter 11 bankruptcy in April 2023 and closed all of its 360 stores.

Our retail success is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.

We derive a significant portion of our revenues through our retail stores in leased retail locations across the United States, Canada, and Mexico. Successful operation of a retail store depends, in part, on the overall ability of the retail location to attract a consumer base sufficient to generate profitable store sales volumes. A significant number of our stores are located in malls and other shopping centers, and many of these malls and shopping centers have been experiencing declines in customer traffic. If we are unable to identify new retail locations with consumer traffic sufficient to support a profitable sales level, our retail growth may be limited. Some new stores may be located in areas where we have existing sales channels. Increasing the number of stores in these markets may result in inadvertent diversion of customers and sales from our existing sales channels in the same market, thereby negatively affecting our results of operations. Further, if existing stores do not maintain a sufficient customer base that provides a reasonable sales volume or we are unable to negotiate appropriate lease terms for the retail stores, there could be a material adverse impact on our sales, gross margin, and results of operations. In addition, if consumer shopping preferences transition more from brick-and-mortar stores to online retail experiences, with us or other retailers, any increase we may see in our eCommerce sales may not be sufficient to offset the decreases in sales from our brick-and-mortar stores.

We also must be able to effectively renew our existing store leases on acceptable terms. In addition, from time to time, we may seek to renegotiate existing lease terms or downsize, consolidate, reposition, or close some of our real estate locations, which in most cases requires a modification of an existing store lease. Failure to renew existing store leases, secure adequate new lease terms, or successfully modify existing locations, or failure to effectively manage the profitability of our existing fleet of stores, including the failure to successfully identify and close underperforming stores, could have a material adverse effect on our results of operations.

Additionally, the economic environment may at times make it difficult to determine the fair market rent of real estate properties within the United States and internationally. This could impact the quality of our decisions to exercise lease options and renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our profit or growth targets or efficiently manage the profitability of our existing fleet of stores and could have a material adverse effect on our results of operations.

Our eCommerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.

The successful operation of our eCommerce business as well as our ability to provide a positive shopping experience that will generate consumer demand and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our eCommerce business in the United States, Canada, and Mexico include:

- the failure of the computer systems, including those of third-party vendors, that operate our eCommerce sites and mobile apps, including, among others, inadequate system capacity, service outages, computer viruses, human error, changes in programming, security breaches, system upgrades or migration of these services to new systems;

- disruptions in telecommunications services or power outages;

- reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers on-time and without damage;

- limitations of shipping volumes which may be imposed by service providers;

- rapid technology changes;

- the failure to deliver products to customers on-time and within customers' expectations;

- credit or debit card, or other electronic payment-type, fraud, or disruptions in payment systems;

- the diversion of sales from our physical stores;

- natural disasters or adverse weather conditions;

- changes in applicable federal, state and international regulations;

- liability for online content; and

- consumer privacy concerns and regulation.

Problems in any of these areas could result in a reduction in sales, increased costs and damage to our reputation and brands, which could adversely affect our business and results of operations. In addition, in both fiscal 2024 and fiscal 2023 we experienced a decrease in net sales in our eCommerce channel compared to fiscal 2022. Our eCommerce business may continue to be negatively impacted if we do not successfully integrate our traditional brick-and-mortar shopping experience with our eCommerce experience or if we fail to improve on our eCommerce shopping experience, and any increase we may see in net sales from the growth in brick-and-mortar retail may not be sufficient to offset the decreases in net sales from eCommerce.

Profitability and our reputation and relationships could be negatively affected if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

There can be no assurance that we will be able to successfully anticipate changing consumer preferences and product trends or economic conditions and, as a result, we may not successfully manage inventory levels to meet our future order requirements. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product required to meet the demand. Inventory levels in excess of consumer demand have resulted and may continue to result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on the image and reputation of our brands and negatively impact profitability. On the other hand, if we underestimate demand for our products, our third-party manufacturers may not be able to produce enough products to meet consumer requirements, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and relationships. These risks could have a material adverse effect on our brand image, as well as our results of operations and financial condition.

Our profitability may decline as a result of lower margins, such as through deflationary pressures on our selling prices and increases in production costs and costs to serve.

The global apparel industry is subject to pricing pressure caused by many factors, including intense competition, the promotional retail environment, and changes in consumer demand. The demand for baby and young children's apparel and accessories in particular may also be subject to other external factors, such as general inflationary pressures, as well as the costs of our products, which are driven in part by the costs of raw materials (including cotton and other commodities), labor, fuel, transportation and duties, any increases in mandatory minimum wages, and the costs to deliver those products to our customers. If external pressures, including increased inflationary pressures on our consumers' discretionary spending and deflation, cause us to reduce our sales prices and we fail to sufficiently reduce our product costs or operating expenses, or if we are unable to fully optimize prices or pass on increased costs to our customers, our profitability could decline. Additionally, while deflation could positively impact our product costs, it could have an adverse effect on our average selling prices per unit, resulting in lower sales and operating results. This could have a material adverse effect on our results of operations, liquidity, and financial condition.

We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw materials, labor, and transportation costs, which may impact our expenses and profitability.

As a large, branded marketer of apparel for babies and young children, we rely on vendors, distribution resources and transportation providers. In fiscal 2022 and 2023, the costs of raw materials, packaging materials, labor, energy, fuel, transportation, and other inputs necessary for the production and distribution of our products increased significantly. We have recently seen moderation in the costs of raw materials and ocean freight, but cannot predict the impact that increased costs will have on our expenses and profitability.

Our attempts to offset these cost pressures, such as through increases in the selling prices of some of our products, may not be successful. Higher product prices may result in reductions in sales volume, as consumers may choose less expensive options, or forego some purchases altogether, during an economic downturn. To the extent that price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume, our business, financial condition, or operating results may be adversely affected. Conversely, if competitive pressures or other factors prevent us from offsetting increased costs by price increases, our profitability may decline.

Our revenues, product costs, and other expenses are subject to foreign economic and currency risks due to our operations outside of the United States.

We have operations in Canada, Mexico, and Asia, and our vendors, third-party manufacturers, and licensees are located around the world. The value of the U.S. dollar against other foreign currencies has experienced significant volatility in recent years. While our business is primarily conducted in U.S. dollars, we source substantially all of our production from Asia, and we generate significant revenues in Canada. Our international wholesale customers have from time to time and may in the future be negatively impacted by inflation, the stronger U.S. dollar, and global conflicts. Cost increases caused by currency exchange rate fluctuations could make our products less competitive or have a material adverse effect on our profitability. Currency exchange rate fluctuations could also disrupt the businesses of our third-party manufacturers that produce our products by making their purchases of raw materials or products more expensive and more difficult to finance. Additionally, fluctuations in currency exchange rates impact the amount of our reported sales and expenses, which could have a material adverse effect on our financial position, results of operations, and cash flows.

Our business could suffer a material adverse effect from unseasonable or extreme weather conditions, or other effects of climate change.

Our business is susceptible to unseasonable weather conditions, which could influence customer demand, consumer traffic, and shopping habits. For example, extended periods of unseasonably warm temperatures during the winter season or cool temperatures during the summer season have in the past and could in the future affect the timing of and reduce or shift demand for our products, and thereby could have an adverse effect on our operating results, financial position, and cash flows. In addition, extreme weather conditions in the areas in which our stores are located could negatively affect our business, operating results, financial position, and cash flows. For example, frequent or unusually heavy or intense snowfall, flooding, hurricanes, heat stress and sea level rise, or other extreme weather conditions over an extended period have caused and could in the future cause our stores to close for a period of time or permanently, and could make it difficult for our customers and employees to travel to our stores or to receive products shipped to them, which in turn could negatively impact our operating results.

In addition, there is concern that climate change could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters, which could have a long-term adverse impact on our business and results of operations. These changes may increase the effects described above, and changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability and/or increase the cost of certain key materials, such as cotton.

Environmental, social, and governance matters and any related reporting obligations may adversely impact our business, financial condition and results of operations.

U.S. and international regulators, customers, and investors are increasingly focused on corporate environmental, social, and governance ("ESG") practices and disclosures and may evaluate our business or other practices according to a variety of ESG targets, standards, and expectations. For example, new domestic and international laws and regulations relating to ESG matters have been adopted or are under consideration, including laws and regulations related to disclosure of and risks related to climate-change, extended producer responsibility matters, and sustainability and traceability laws and regulations. These, and additional legislation which may be passed, have caused and may cause us to incur additional costs of compliance due to the need for expanded data collection, analysis, and certification with respect to greenhouse gas emissions and other climate change related risks, as well as other ESG topics, which may be significant.

Although we have announced goals with respect to certain ESG topics, including Scope 1 and 2 greenhouse gas emissions, suppliers with science-based sustainability targets, waste, plastic packaging, and water usage, as well as goals with respect to our products and our people, we may be unable to meet them, or we may revise our goals or targets, or change our priorities or strategies. As a result, we may face adverse regulatory, investor, media, or public scrutiny that may adversely affect our business, results of operations, or financial condition. Furthermore, the criteria by which our ESG practices, including our initiatives and public goals, are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and may cause us to undertake costly initiatives to satisfy new criteria. If we are unable to respond effectively to these changes to the sustainability landscape, governments, customers, and investors may conclude that our policies and/or actions with respect to ESG matters are inadequate. In addition, the methodologies for reporting and measuring ESG metrics may change and may result in adjustments to previously reported information. If we fail or are perceived to have failed to achieve previously announced public goals or to accurately disclose our progress on such goals or initiatives, our reputation, business, results of operations, and financial condition could be adversely impacted.

Further, risks related to environmental and sustainability policies, laws, technologies, and negative impacts on our reputation, can impact our business in the short-, medium-, and long-term. For example, if global suppliers decide to pass additional costs from current and emerging regulation related to emissions reductions or global carbon tax schemes, we could be impacted by those additional costs. Additionally, increasing consumer awareness of environmental issues has sparked a trend in the industry of offering more sustainable products, allowing customers to make conscious decisions, which could put us at a competitive disadvantage as compared to other companies with respect to some of our product offerings.

Risks Related to our Global Supply Chain and Labor Force

We source substantially all of our products through foreign-based suppliers and manufacturers. Our dependence on foreign supply sources is subject to risks associated with global sourcing and manufacturing which could result in disruptions to our operations.

We source substantially all of our products through a network of vendors primarily in Asia, principally coordinated by our Hong Kong sourcing office. Our global supply chain could be negatively affected due to a number of factors, including:

- political instability or other global events resulting in the disruption of operations or trade in or with foreign countries from which we source our products;

- the occurrence of a natural disaster, unusual weather conditions, or a disease epidemic in foreign countries from which we source our products;

- financial instability, including bankruptcy or insolvency, of one or more of our major vendors, including our transportation providers and carriers;

- the imposition of new laws and regulations relating to imports, duties, taxes, and other charges on imports, including those that the U.S. government has implemented and may further implement on imports from China, such as the Uyghur Forced Labor Prevention Act and other sanctions and trade regulations issued by the U.S. government related to forced labor in the Xinjiang Uyghur Autonomous Region of China and other regions which may affect our sourcing operations and the availability of raw materials, including cotton, used by the vendors from which we purchase goods;

- increased costs of raw materials (including cotton and other commodities), labor, fuel, and transportation;

- interruptions in the supply of raw materials, including cotton, fabric, and trim items;

- increases in the cost of labor in our sourcing locations;

- changes in the U.S. customs procedures concerning the importation of apparel products, durable goods and accessories;

- unforeseen delays in customs clearance of any goods;

- disruptions in the global transportation network, such as a port strikes or delays, work stoppages or other labor unrest, capacity withholding, world trade restrictions, acts of terrorism, war, vessel availability due to longer transit times and/or schedule changes or timing of new vessel commissioning, and ocean container availability;

- the application of adverse foreign intellectual property laws;

- the ability of our vendors to secure sufficient credit to finance the manufacturing process, including the acquisition of raw materials;

- potential social compliance concerns resulting from our use of international vendors, third-party manufacturers, and licensees, over whom we have limited control;

- manufacturing delays or unexpected demand for products may require the use of faster, but more expensive, transportation methods, such as air-freight services; and

- other events beyond our control that could interrupt our supply chain and delay receipt of our products into the United States, Canada, and Mexico, as well as the 90 additional countries in which our international partners and international wholesale customers operate.

The occurrence of one or more of these events could result in disruptions to our operations, which in turn could increase our cost of goods sold, decrease our gross profit, and/or impact our ability to deliver products to our customers. For example, in fiscal 2024 we experienced delays with respect to our shipments via ocean vessels due to attacks by a militant group at the entrance to the Red Sea region. These attacks required us to route shipments around the Cape of Good Hope at the southern tip of Africa, which has added an additional seven to ten days of transit time. If these hostilities, or hostilities in other regions of the world, continue or escalate, our business and results of operations could be materially adversely affected.

Also, the United States Treasury Department has placed sanctions on China's Xinjiang Production and Construction Corporation ("XPCC") for human rights violations and took other significant steps to address the forced labor concerns in the Xinjiang Uyghur Autonomous Region (the "XUAR") of China, including withhold release orders issued by U.S. Customs and Border Protection, ("US CBP"). Additionally, on December 23, 2021, the Uyghur Forced Labor Prevention Act (the "UFLPA") was signed into law, addresses the use of forced labor in China's Xinjiang Uyghur Autonomous Region ("XUAR"). Among other things, the UFLPA imposes a presumptive ban on the import of goods to the United States that are made, wholly or in part, in the XUAR or by persons that participate in certain programs in the XUAR that entail the use of forced labor. The UFLPA took effect on June 21, 2022 and, along with US CBP withhold release orders, may in turn have an adverse effect on global supply chains, including our own supply chains for cotton and cotton-containing products, and the price of cotton in the marketplace. The XUAR is the source of large amounts of cotton and textiles for the global apparel supply chain. Although we do not knowingly source any products from the XUAR and we have no known involvement with China's Xinjiang Production and Construction Corporation ("XPCC") or its affiliates, we could be subject to penalties, fines or sanctions if any of the vendors from which we purchase goods is found or suspected to have dealings, directly or indirectly, with XPCC or entities with which it may be affiliated. Additionally, our products have been and, in the future, could be held or delayed by the US CBP under the withhold release orders, which would cause delays and unexpectedly affect our inventory levels. Even if we were not subject to penalties, fines, or sanctions, if products we source are associated in any way to XPCC or the XUAR, our reputation could be damaged.

A relatively small number of vendors supply a significant amount of our products, and losing one or more of these vendors could have a material adverse effect on our business.

In fiscal 2024, we purchased approximately 62% of our products from ten vendors, with three vendors representing approximately one half of the purchases made from our top ten vendors. Additionally, we estimate that approximately 60% of the fabric that is used in the manufacture of our products is sourced from China. We expect that we will continue to source a significant portion of our products from these vendors. We do not have agreements with our major vendors that would provide us with assurances on a long-term basis as to adequate supply or pricing of our products. If any of our major vendors decide to discontinue or significantly decrease the volume of products they manufacture for us, raise prices on products we purchase from them, or become unable to perform their responsibilities (e.g., if our vendors become insolvent or experience financial difficulties, manufacturing capacity constraints, significant labor disputes, or restrictions imposed by foreign governments) our business, results of operations, and financial condition may be adversely affected.

Labor or other disruptions along our supply chain may adversely affect our relationships with customers, reputation with consumers, and results of operations.

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at third-party factories where our goods are produced, the shipping ports we use, or within our transportation carriers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak manufacturing and importing times. For example, we source a significant portion of our products through a single port on the West Coast of the United States. Work slowdowns and stoppages relating to labor agreement negotiations involving the operators of this west coast port and unions have in the past resulted in a significant backlog of cargo containers entering the United States. We, along with other companies, have also shifted a significant amount of our product deliveries to ports of entry on the East Coast of the United States, which have experienced volume increases that created, and may continue to create, delays at these ports that did not exist before we, and others, shifted significant volume to them. The ports of entry to which we deliver on the East Coast may also be subject to labor disputes, work slowdowns, lockouts, strikes, or other disruptions. Further, in the past, the insolvency of a major shipping company has also had an effect on our supply chain. As a result, we have in the past experienced delays in the shipment of our products. In the event that these slow-downs, disruptions or strikes occur in the future in connection with labor agreement negotiations or otherwise, it may have a material adverse effect on our financial position, results of operations, or cash flows.

Our inability to effectively source and manage inventory could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.

We source all of our products from a global network of third-party suppliers. If we experience significant increases in demand, or need to replace an existing vendor or shift production to vendors in new countries, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us or that any vendor would allocate sufficient capacity to us in order to meet our requirements. In addition, for any new vendors, we may encounter delays in production and added costs as a result of the time it takes to train our vendors in producing our products and adhering to our quality control standards. In the event of a significant disruption in the supply of the fabrics or raw materials (including cotton) used by our vendors in the manufacture of our products, such as an inability to source from a particular vendor or geographic region, our vendors might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. Any delays, interruption, or increased costs in the manufacture of our products could have a material adverse effect on our operating results or cash flows.

Additionally, the nature of our business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we increase our inventory levels, and to support our retail omni-channel strategies, including our buy on-line and pick-up in store program. Merchandise usually must be ordered well in advance of the season in which it is expected to be sold, and frequently before apparel trends are validated by customer purchases. We must enter into contracts for the purchase and manufacture of merchandise well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases and allocations to our sales channels. In the past, we have not always predicted our customers' preferences and acceptance levels of our trend items with accuracy. If sales do not meet expectations, too much inventory may cause excessive markdowns and, therefore, lower-than-planned margins, and too little inventory may result in lost sales.

Our Braselton, Georgia distribution facility handles a large portion of our merchandise distribution. If we encounter problems with this facility, our ability to deliver our products to the market could be adversely affected.

We process a large portion of our merchandise distribution for our U.S. stores and our eCommerce operations from our facility in Braselton, Georgia. Our ability to meet consumer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies depends on proper operation of this facility. If we are not able to distribute merchandise to our stores or customers because we have exceeded our capacity at our distribution facility (such as a high level of demand during peak periods) or because of natural disasters, health issues, accidents, system failures, disruptions, or other events, our sales could decline, which may have a materially adverse effect on our earnings, financial position, and our reputation. Additionally, we have experienced significant competition in hiring employees for this facility, and in order to address this, we have increased wages and implemented other policies in order to retain existing employees and attract additional employees. These wage increases impacted our operating results. We are likely to continue to face challenges in hiring employees for this facility due to increased competition and we may incur additional employee-related costs, when necessary, which would impact our operating results. These staffing difficulties have caused and may in the future cause additional capacity constraints. Additionally, if we are unable to adequately staff this facility to meet demand, or if the cost of such staffing is higher than projected due to competition, mandated wage increases, regulatory changes, or other factors, our operating results may be further harmed.

In addition, we use automated systems that manage the order processing for our eCommerce business. In the event that one of these systems becomes inoperable for any reason, we may be unable to ship orders in a timely manner, and as a result, we could experience a reduction in our direct-to-consumer business, which could negatively impact our sales and profitability.

Risk Relating to Litigation

We are and may become subject to various claims and pending or threatened lawsuits, including as a result of investigations or other proceedings related to investigations.

We are subject to various claims and pending or threatened lawsuits in the course of our business, including claims that our designs infringe on the intellectual property rights of third parties. We are also affected by trends in litigation, including class action litigation brought under various laws, including product liability, consumer protection, employment, and privacy and information security laws. In addition, litigation risks related to claims that technologies we use infringe intellectual property rights of third parties have been amplified by the increase in third parties whose primary business is to assert such claims. When appropriate, reserves are established based on our best estimates of our potential liability. However, we cannot accurately predict the ultimate outcome of any such proceedings due to the inherent uncertainties of litigation. Regardless of the outcome or whether the claims are meritorious, legal and regulatory proceedings may require that management devote substantial time and expense to defend the Company. In the event we are required or decide to pay amounts in connection with any such claims or lawsuits, such amounts could exceed applicable insurance coverage, if any, or contractual rights available to us. As a result, such lawsuits could be significant and have a material adverse impact on our business, results of operations and financial condition. Product safety concerns may also require us to recall selected products at a substantial cost to us, which may lead to a lack of consumer trust and reputational harm to the affected brand. Product safety concerns, or the failure to manage recalls or defects, could also result in governmental fines, product liability litigation, lost sales and increased costs.

Risks Related to Cybersecurity, Data Privacy, and Information Technology

Our systems, and those of our third-party vendors, containing personal information and payment data of our retail store and eCommerce customers, employees, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses.

We rely on the security of our networks, databases, systems, and processes to protect our proprietary information and information about our customers, employees, and vendors, including customer payment information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent data compromise and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission and storage of digital information. However, our IT systems are vulnerable to damage or interruption from a variety of sources, including physical damage, telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war, and we have experienced interruptions in the past. These systems, including our servers, are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). We have outsourced elements of our IT systems, including to cloud-based solution vendors, and use third-party vendors in other aspects of our operations and, as a result, a number of third-party vendors may or could have access to confidential information. Our third-party vendors have experienced service interruptions and cyber-attacks in the past, and we expect they will continue.

Cyber criminals are constantly devising schemes to circumvent information technology security safeguards and other retailers have suffered serious data security breaches. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased, due in part to cyber-attacks stemming from the Russia-Ukraine conflict. Cybersecurity threat actors are increasingly targeting employees, contractors, service providers, and third-parties through various techniques that involve social engineering and/or misrepresentation. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, including as a result of emerging technologies, such as artificial intelligence and machine learning, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security issues, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our IT and data security infrastructure, our efforts to address these issues may not be successful.

If unauthorized parties gain access to our networks or databases, or those of our vendors, they may be able to steal, publish, delete, modify, or block our access to our private and sensitive internal and third-party information, including payment information and personally identifiable information. In such circumstances, we could be held liable to our customers, other parties, or employees as well as be subject to regulatory or other actions for breaching privacy law (including the E.U. GDPA, CCPA, and the CPRA) or failing to adequately protect such information. This could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes, or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards established by banks and the payment processing industry, we may be subject to fines, restrictions, and expulsion from payment acceptance programs, which could adversely affect our retail operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. If our IT systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties have been, and will likely continue to be, subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees and customers may be improperly accessed, used or disclosed. In addition, our third-party providers may take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating, or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties, and the other risks from cybersecurity threats described above, could adversely affect our business strategy, financial condition, or results of operations. Although the aggregate impact of cybersecurity breaches has not been material to date, we have been subject to cybersecurity and information security incidents in the past, including within the last three years and including third parties, and expect them to continue as cybersecurity threats evolve in sophistication. We cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

Failure to implement new information technology systems or needed upgrades to our systems, including operational and financial systems, could adversely affect our business.

As our business continues to grow in size, complexity, and geographic footprint, we have enhanced and upgraded our information technology infrastructure and we expect there to be a regular need for additional enhancements and upgrades as we continue to grow. Failure to implement new systems or upgrade systems, including operational and financial systems, as needed or complications encountered in implementing new systems or upgrading existing systems could cause disruptions that may adversely affect our business and results of operations. Further, additional investments needed to upgrade and expand our information technology infrastructure may require significant investment of additional resources and capital, which may not always be available or available on favorable terms.

Risks Relating to Our International Expansion

We may be unsuccessful in expanding into international markets.

We cannot be sure that we can successfully complete any planned international expansion or that new international business will be profitable or meet our expectations. We do not have significant experience operating in markets outside of North America. Consumer demand, behavior, tastes, and purchasing trends may differ in international markets and, as a result, sales of our products may not be successful or meet our expectations, or the margins on those sales may not be in line with those we currently anticipate. We may encounter differences in business culture and the legal environment that may make working with commercial partners and hiring and retaining an adequate employee base more challenging. We may also face difficulties integrating foreign business operations with our current operations, including our international supply chain operations. Significant changes in foreign laws or relations, such as political uncertainty and potential trade wars between nations in which we operate, may also hinder our success in new markets. Our entry into new markets may have upfront investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and such costs may be greater than expected. If our international expansion plans are unsuccessful, our results could be materially adversely affected.

Risks Related to Governmental and Regulatory Changes

Failure to comply with the various laws and regulations as well as changes in laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations.

We are subject to laws, regulations and standards set by various governmental authorities around the world, including in the United States, Canada, and Mexico, including:

- those imposed by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC, and the NYSE;
- the U.S. Foreign Corrupt Practices Act, and similar world-wide anti-bribery laws;
- health care, employment and labor laws;
- product and consumer safety laws, including those imposed by the U.S. Consumer Product Safety Commission and the Americans with Disabilities Act of 1990;
- data privacy laws, including the E.U. GDPA and the CCPA;
- trade, transportation and logistics related laws, including tariffs and orders issued by Customs and Border Protection; and
- applicable environmental laws.

Our failure to comply with these various laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations. In addition, these laws, regulations, and standards may change from time to time, and the complexity of the regulatory environment in which we operate may increase. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by importers, designers, manufacturers, distributors, or agents, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could negatively affect our business and results of operations. Also, our inability, or that of our vendors, to comply on a timely basis with regulatory requirements could result in product recalls, or significant fines or penalties, which in turn could adversely affect our reputation and sales, and could have an adverse effect on our results of operations. Issues with respect to the compliance of merchandise we sell with these regulations and standards, regardless of our culpability or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, product recalls, and increased costs.

Risks Related to Executing Our Strategic Plan

Our failure to properly manage strategic initiatives in order to achieve our objectives may negatively impact our business.

The implementation of our business strategy periodically involves the execution of complex initiatives, such as investments and acquisitions, which may require that we make significant estimates and assumptions about opportunities and initiatives that we may pursue. These projects could place significant demands on our accounting, financial, information technology, and other systems, and on our business overall, and could require significant investment. We are dependent on our management's ability to oversee these projects effectively and implement them successfully. If our estimates and assumptions about a project are incorrect, or if we underestimate the resources or time we need to complete a project or fail to implement a project effectively, our business and operating results could be adversely affected.

Given the trend of declining customer traffic in malls and shopping centers, our multichannel business model is an important pillar of our strategic plan. Our multichannel global business model, which includes retail store, eCommerce, and wholesale sales channels, enables us to reach a broad range of consumers around the world. However, to be effective, this strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies. Omni-channel retailing is rapidly evolving and we must anticipate and meet changing customer expectations and address new developments and technology investments by our competitors. Our omni-channel retailing strategy includes implementing new technology, software, and processes to be able to fulfill customer orders from any point within our system of stores and distribution centers, which is extremely complex and may not meet customer expectations for timely and accurate deliveries. We have made significant investments in our direct-to-consumer capabilities in recent years, including same-day fulfillment of online purchases and radio frequency identification (RFID) technology, in order to increase the visibility and accuracy of our inventories. If we are unable to attract and retain employees or contract with third-parties having the specialized skills needed to support our multichannel efforts, implement improvements to our customer-facing technology in a timely manner, allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, or provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, our ability to compete and our results of operations could be adversely affected. In addition, if our retail eCommerce sites or our other customer-facing technology systems do not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand and delivery promises to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

Additionally, our pricing and other strategies for growing profitability may not achieve their objectives, may adversely affect our business, inventory units sold, results of operations, and cash flows.

A failure to properly execute our plans and business strategies, delays in executing our plans and business strategies, increased costs associated with executing on our plans and business strategies, or failure to identify alternative strategies could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our success is dependent upon retaining key individuals within the organization to execute our strategic plan.

Our ability to attract and retain qualified executive management, marketing, merchandising, design, sourcing, technology, operations, including distribution center and retail store, and support function staffing is key to our success. We cannot be sure that we will be able to attract, retain, and motivate a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. With the recent retirement of our Chief Executive Officer and our ongoing search for a new Chief Executive Officer, we provided retention awards to our executive officers; however, our inability to retain our existing executives or appoint a new Chief Executive Officer could disrupt our business and may adversely affect our results of operations, financial position, and cash flows.

In addition, the expense for retaining our workforce may increase in response to competition, as necessary. Our inability to retain personnel could cause us to experience business disruption due to a loss of historical knowledge and a lack of business continuity and may adversely affect our results of operations, financial position, and cash flows.

We may be unable to grow through acquisitions or successfully integrate acquired businesses, and such acquisitions may fail to achieve the financial results we expected.

From time to time we may acquire other businesses as part of our growth strategy, such as our acquisitions of the *Skip Hop* brand and our Mexican licensee in fiscal 2017, and we may partially or fully fund future acquisitions by taking on additional debt. We may be unable to continue to grow through acquisitions if we are not able to identify suitable acquisition candidates or acquire them on favorable terms, and potential acquisitions may be abandoned or delayed if necessary financing is not available or regulatory approvals cannot be obtained. For completed acquisitions, we may be unable to successfully integrate businesses we acquire and such acquisitions may fail to achieve the financial results we expected. Integrating completed acquisitions into our existing operations, particularly larger acquisitions, involves numerous risks, including harmonizing divergent technology platforms, diversion of our management attention, failure to retain key personnel and customers, and failure of the acquired business to be financially successful. In addition, we cannot be certain of the extent of any unknown or contingent liabilities of any acquired business, including liabilities for failure to comply with applicable laws, such as those relating to product safety, anti-bribery or anti-corruption. We may incur material liabilities for past activities of acquired businesses. Also, depending on the location of the acquired business, we may be required to comply with laws and regulations that may differ from those of the jurisdictions in which our operations are currently conducted. Our inability to successfully integrate businesses we acquire, or if such businesses do not achieve the financial results we expect, may increase our costs and have a material adverse impact on our financial condition and results of operations.

Risks Related to Financial Reporting, Our Debt, and Taxes

We may not achieve sales growth plans, profitability objectives, and other assumptions that support the carrying value of our intangible assets.

The carrying values of our goodwill and tradename assets are subject to annual impairment reviews as of the last day of each fiscal year or more frequently, if deemed necessary, due to any significant events or changes in circumstances. Estimated future cash flows used in these impairment reviews could be negatively affected if we do not achieve our sales plans and planned profitability objectives. Other assumptions that support the carrying value of these intangible assets, including a deterioration of macroeconomic conditions which would negatively affect the cost of capital and/or discount rates, could also result in impairment of the remaining asset values, which could be material. For example, in fiscal 2024, we recorded a non-cash pre-tax impairment charge of $30.0 million on our *OshKosh* indefinite-lived tradename asset, reflecting the effect of lower forecasted sales and profitability. Additionally, in fiscal 2022, we recorded a non-cash pre-tax impairment charge of $9.0 million on our *Skip Hop* indefinite-lived tradename asset, reflecting the effect of increased discount rates and lower forecasted sales and profitability.

We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.

As of the end of fiscal 2024, we had $500.0 million aggregate principal amount of debt outstanding (excluding $4.7 million of outstanding letters of credit), and $845.3 million of undrawn availability under our senior secured revolving credit facility after giving effect to $4.7 million of letters of credit issued under our senior secured revolving credit facility. As a result, our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, or general corporate or other purposes may be limited, and we may be unable to renew or refinance our debt on terms as favorable as our existing debt or at all.

If our liquidity, cash flows, and capital resources are insufficient to fund our debt service obligations and other cash requirements, we could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

In addition, both our senior secured revolving credit facility and, in certain circumstances, the indenture that governs the senior notes contain restrictive covenants that, subject to specified exemptions, restrict our ability to incur indebtedness, grant liens, make certain investments (including business acquisitions), pay dividends or distributions on our capital stock, engage in mergers, dispose of assets and use the proceeds from any such dispositions, and raise debt or equity capital to be used to repay other indebtedness when it becomes due. These restrictions may limit our ability to engage in acts that may be in our long-term best interests, and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. In particular, we cannot guarantee that we will have sufficient cash from operations, borrowing capacity under our debt documents, or the ability to raise additional funds in the capital markets to pursue our growth strategies as a result of these restrictions or otherwise. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to income taxes in federal and applicable state and local tax jurisdictions in the United States, Canada, Hong Kong, Mexico, and other foreign jurisdictions. Our taxable income in each jurisdiction is affected by certain transfer pricing arrangements between affiliated entities. Challenges to the arms-length nature of these transfer prices could materially affect our taxable income in a taxing jurisdiction, and therefore affect our income tax expense. We record tax expense based on our estimates of current and future payments, which include reserves for estimates of uncertain tax positions. At any time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may impact the ultimate settlement of these tax positions. As a result, there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in any financial statement period may be materially affected by changes in the geographic mix and level of earnings.

During the requisite service period for compensable equity-based compensation awards that we may grant to certain employees, we recognize a deferred income tax benefit on the compensation expense we incur for these awards for all employees, subject to a limitation applicable to our named executive officers. At time of subsequent vesting, exercise, or expiration of an award, the difference between our actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in our income tax expense/benefit during the current period and can consequently raise or lower our effective tax rate for the period. Such differences are largely dependent on changes in the market price for our common stock.

We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States or foreign countries upon the import or export of our products in the future, or what effect any of these actions would have, if any, on our business, financial condition, or results of operations.

Changes in regulatory, geopolitical, social or economic policies, treaties between the United States and other countries, and other factors may have a material adverse effect on our business in the future or may require us to exit a particular market or significantly modify our current business practices. For example, our taxable income may be affected by new laws, rulings, initiatives, and other events, which may affect our business, results of operations, or financial condition in future periods, including:

- the CARES Act, which was enacted in March 2020, and which significantly affects U.S. taxation by providing a retention credit and eases limitations on certain deductions including interest due to potential volatility in 2020 taxable income;
- a 2018 U.S. Supreme Court ruling, under which states may have additional ability to tax entities operating in their state, but lacking physical presence;
- mandatory country by country reporting of revenue, employees and profits, and certain international initiatives (such as the Organisation for Economic Co-operation and Development (OECD)'s Base Erosion and Profit Shifting (BEPS) that are focused on the equity of international taxation, which may ultimately result in a worldwide minimum tax, or more defined approach around global profit allocation between related companies operating in jurisdictions with disparate income tax rates; and
- tax revenue reductions as a result of the economic impact of the pandemic, which may lead to increases in state tax rates or the expansions of their tax base.

General Risks

Quarterly cash dividends and share repurchases are subject to a number of uncertainties, and may affect the price of our common stock.

Quarterly cash dividends and share repurchases under our share repurchase program have historically been part of our capital allocation strategy. Although we reinstated our share repurchase program in August 2021 and resumed payment of a quarterly dividend in the third quarter of fiscal 2021, in the first quarter of fiscal 2020 we suspended both our quarterly cash dividends and our share repurchase program due to the effects of the COVID-19 pandemic, and we are not required to declare dividends or make any share repurchases under our share repurchase program in the future. Furthermore, the Company paused share repurchases beginning in the third quarter of 2024, but future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. Decisions with respect to future dividends and share repurchases are subject to the discretion of our Board of Directors and will be based on a variety of factors, including restrictions under our secured revolving credit facility, market conditions, the price of our common stock, the nature and timing of other investment opportunities, changes in our business strategy, the terms of our financing arrangements, our outlook as to the ability to obtain financing at attractive rates, the impact on our credit ratings and the availability of domestic cash. A subsequent reduction or elimination of our cash dividend, or subsequent recommencement and later suspension or elimination of our share repurchase program, could adversely affect the market price of our common stock. Additionally, there can be no assurance that any share repurchases will enhance shareholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock, and short-term stock price fluctuations could reduce the program's effectiveness.

The market price of our common stock may be volatile.

The market price of our common stock may fluctuate substantially. Future announcements concerning us or our competitors', financial results, quarterly variations in operating results or comparable sales, updates on strategic initiatives, failure to meet analyst or investor expectations, failure of investors or analysts to understand our business strategies or fundamental changes in our business or sector, among other factors, could cause these fluctuations. In addition, stock markets have experienced periods of significant price or volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. Stock price volatility may also impact our decisions with respect to future dividends and share repurchases.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision is not intended to apply to actions arising under the Exchange Act or the Securities Act of 1933, as amended. The Court of Chancery of the State of Delaware has held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under the DGCL.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum selection provision of our amended and restated bylaws. The choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

To effectively assess, identify, and manage material risks from cybersecurity threats, the Company maintains a cyber risk management program, which is led by our Chief Information Security Officer and Vice President of Infrastructure Services and Supply Chain Systems (the "CISO"). The CISO reports to the Executive Vice President, Chief Information & Technology Officer (the "CITO"), who in turn reports to the CEO.

The Company has implemented the following processes to assess, identify, and manage material risks from cybersecurity threats:

- Annual audits, by an independent third party, of the Company's cybersecurity framework under the National Institute for Standards and Technology ("NIST") cybersecurity framework;
- Penetration tests conducted by a third-party;
- Simulation of attacks on the Company's systems by third-parties to test the Company's systems and protections;
- "Table-top" simulation exercises involving the Company's management and its third-party consultants and advisors to simulate a cyber incident and the Company's response to that incident, pursuant to the Company's Incident Response Plan; and

- Payment card industry ("PCI") audits to assess the Company's processing of credit card transactions pursuant to standards adopted by the PCI.

In addition, to mitigate material risks from cybersecurity threats, the Company has implemented various controls, including, but not limited to, the following:

- Intrusion prevention controls (such as network segmentation and firewalls);

- Access controls (such as identity and access management and multi-factor authentication on critical applications and systems);

- Detection controls (such as endpoint threat detection and response, and logging and monitoring involving the use of a third-party for security information and event management, with reports and alerts provided by the third-party to the CISO's team); and

- Threat protection controls (such as mandatory cyber-threat training and simulated phishing campaigns with employees, vendor management programs, and vulnerability and patch management).

The Company has integrated its processes for assessing, identifying, and managing material risks from cybersecurity threats into its overall risk management framework, including through coordination with the Company's internal leader of Enterprise Risk Management, and through quarterly reporting to the Company's Audit Committee. Cybersecurity threats, including as a result of any previous cybersecurity incidents incurred either by us or third parties, have not materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, except as disclosed in the risk factor titled "Our systems, and those of our third-party vendors, contain personal information and payment data of our retail store and eCommerce customers, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses" in Part I, Item 1A, "Risk Factors".

The Company has also implemented processes for overseeing and identifying risks from cybersecurity threats associated with its use of third-party service providers. For example, the Company has implemented the following:

- Vendor onboarding processes including a Privacy Impact Assessment and a Cyber Security and Compliance Questionnaire; and

- Enrollment of each vendor in a third-party risk monitoring tool that alerts the CISO's team should that vendor's security posture change.

Governance

The Audit Committee of the Board of Directors oversees risks from cybersecurity threats, including through quarterly reports to the Audit Committee by the Company's CISO and CIO and, as needed, special reports to the Audit Committee and/or the Chairperson of the Audit Committee. The Audit Committee includes members with technology and cybersecurity experience and certifications, including a Committee member with over 28 years of experience working for Hewlett Packard Enterprise Company and a Committee member with a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and completion of the National Association of Corporate Directors Master Course in Cybersecurity.

Management plays an integral role in assessing and managing the Company's material risk from cybersecurity risks. The assessment and management of those risks is led by the Company's CISO, who has over 20 years of experience working in information technology, including over 10 years specifically focused on information security, infrastructure, and strategy, and the Company's CIO, who has over 30 years of experience in Retail, Consumer Products, Merchandising, and IT, of which 16 years have been in leadership roles, and implemented by the CISO's team, who are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, processes and operations. The CISO and CIO lead quarterly meetings of the Company's Security Executive Steering Committee (the "Steering Committee"), which is composed of the Company's CFO, General Counsel, and CIO. The Steering Committee drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

The Company's management maintains and implements a written Incident Response Plan, which is reviewed and updated on an annual basis and includes an Incident Response Plan Executive Committee consisting of the Company's CIO, CISO, and General Counsel. In addition, members of the CISO's and CIO's teams monitor the Company's systems and processes and promptly report incidents as required under the Incident Response Plan, including, but not limited to, reporting to the appropriate members of management and, as needed, the Audit Committee.

The Incident Response Plan has been developed to align with the four phases for the security handling lifecycle set forth in the National Institute for Standards and Technology Special Publication 800-61: (1) Preparation, (2) Detection & Analysis, (3) Containment Eradication & Recovery, and (4) Post-Incident Activity.

ITEM 2. PROPERTIES

The following is a summary of our principal owned and leased properties as of December 28, 2024.

Our corporate headquarters occupies 209,000 square feet of leased space in a building in Atlanta, Georgia. Our lease for that space expires in July 2035. In addition, we occupy leased space in a building in Mississauga, Ontario, which serves as our regional headquarters for Canada, and we occupy leased space in Hong Kong, which serves as our principal sourcing office in Asia. We also lease other space in Georgia and New York, as well as in Bangladesh, Cambodia, China, Mexico, and Vietnam that, depending on the site, serves as a sourcing, sales, or administrative office. We also own a 224,000 square foot facility in Griffin, Georgia.

Our largest distribution centers, which we lease, are located in Braselton, Georgia, Stockbridge, Georgia, and Jonesboro, Georgia and are 1.1 million, 0.5 million, and 0.2 million square feet, respectively. The distribution centers in Braselton, Georgia and Stockbridge, Georgia support all of our operating segments, and the distribution center in Jonesboro, Georgia supports our U.S. Wholesale segment. We also lease additional space in or use third-party logistics providers in California, Canada, China, Mexico, and Vietnam for warehousing and distribution purposes.

We also operate the following number of leased retail stores: 804 in the United States, 191 in Canada, and 62 in Mexico. Our average remaining lease term for retail store leases in the United States, Canada, and Mexico is approximately 3.4 years, excluding renewal options.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of our business. The Company is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock trades on the New York Stock Exchange (NYSE) under the trading symbol CRI. As of February 18, 2025, there were 178 holders of record of our common stock. The vast majority of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

Open Market Share Repurchases

The following table provides information about shares repurchased during the fourth quarter of fiscal 2024:

Period	Total number of shares purchased[*]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of remaining shares that can be purchased under the plans or programs
September 29, 2024 through October 26, 2024	—	$ —	—	$ 598,966,271
October 27, 2024 through November 23, 2024	195	$ 51.64	—	$ 598,966,271
November 24, 2024 through December 28, 2024	—	$ —	—	$ 598,966,271
Total	195		—	

(*) All the 195 shares purchased represent shares of our common stock surrendered by our employees to satisfy required tax withholding upon the vesting of restricted stock awards between October 27, 2024 and November 23, 2024.

Share Repurchase Program

On February 24, 2022, our Board of Directors authorized share repurchases up to $1.00 billion, inclusive of $301.9 million remaining under previous authorizations. The total aggregate remaining capacity under outstanding repurchase authorizations as of December 28, 2024 was $599.0 million. The share repurchase authorizations have no expiration dates.

We repurchased and retired shares in open market transactions in the following amounts for the fiscal periods indicated:

	Fiscal year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Number of shares repurchased[1]	736,423	1,446,269	3,747,187
Aggregate cost of shares repurchased *(dollars in thousands)*[2]	$ 50,526	$ 100,034	$ 299,667
Average price per share[2]	$ 68.61	$ 69.17	$ 79.97

(1) Share repurchases were made in compliance with all applicable rules and regulations and in accordance with the share repurchase authorizations described in Item 8, "Financial Statements and Supplementary Data" under Note 11, *Common Stock*, to the consolidated financial statements.

(2) The aggregate cost of share repurchases and average price paid per share excludes excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

The Company paused share repurchases during the third quarter of fiscal 2024. Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured revolving credit facility and considerations given to market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 21, 2025, the Company's Board of Directors declared a quarterly cash dividend payment of $0.80 per common share, payable on March 28, 2025 to shareholders of record at the close of business on March 10, 2025.

In each quarter of fiscal 2024, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.80 (for an aggregate cash dividend per common share of $3.20 for fiscal 2024). In fiscal 2023 the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023). Our Board of Directors will evaluate future dividend declarations based on a number of factors, including restrictions under our secured revolving credit facility, business conditions, our financial performance, and other considerations.

Provisions in our secured revolving credit facility could have the effect of restricting our ability to pay cash dividends on, or make future repurchases of, our common stock, as further described in Item 8, "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements.

Recent Sales of Unregistered Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this Annual Report on Form 10-K. Our discussion of our results of operations and financial condition contains certain forward-looking statements within the meaning of the federal securities laws relating to our future performance. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this Annual Report on Form 10-K.

For a comparison of our results for fiscal year 2023 to our results for fiscal year 2022 and other financial information related to fiscal year 2022, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2023 Annual Report on Form 10-K, filed with the SEC on February 27, 2024.

Fiscal Years

Our fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2024 ended on December 28, 2024, fiscal 2023 ended on December 30, 2023, and fiscal 2022 ended on December 31, 2022. All three fiscal years contained 52 calendar weeks.

Our Business

We are the largest branded marketer of young children's apparel in North America. We own two of the most highly recognized and trusted brand names in the children's apparel market, *Carter's* and *OshKosh B'gosh* (or "*OshKosh*"). We also own *Skip Hop*, a leading young children's lifestyle brand, *Little Planet*, a brand focused on organic fabrics and sustainable materials and exclusive *Carter's* brands developed for Amazon, Target, and Walmart.

Our multichannel global business model, which includes retail stores, eCommerce, and wholesale distribution channels, as well as omni-channel capabilities in the United States and Canada, enables us to reach a broad range of consumers around the world. At the end of fiscal 2024, our channels included 1,057 company-owned retail stores in North America, eCommerce websites, approximately 19,500 wholesale locations in North America, as well as our international wholesale accounts and licensees who operate in over 1,100 locations outside of North America in over 90 countries.

Segments

Our three business segments are: U.S. Retail, U.S. Wholesale, and International. These segments are our operating and reporting segments. Our U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores and eCommerce websites. Similarly, our U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale customers. Our International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. Additional financial and geographical information about our business segments is contained in Item 8 "Financial Statements and Supplementary Data" and under Note 18, *Segment Information*, to the consolidated financial statements.

In fiscal 2024, the Company changed its measure of segment profitability to segment operating income. Segment operating income includes net sales, royalty income, and related cost of goods sold and selling, general, and administrative expenses attributable to each segment. Segment operating income excludes unallocated corporate expenses as well as specific charges that are not directly attributable to segment operations, including restructuring costs and impairment charges related to goodwill and indefinite-lived intangible assets, which were included in our previous measure of segment profitability. This change has no impact on our consolidated operating income. Management believes this updated presentation more accurately reflects how the business is managed and provides better insight into segment performance. Prior period segment operating income for the fiscal year ended December 30, 2023 has been recast to conform to the current presentation.

Gross Profit and Gross Margin

Gross profit is calculated as consolidated net sales less cost of goods sold. Gross margin is calculated as gross profit divided by consolidated net sales. Cost of goods sold includes expenses related to the merchandising, design, and procurement of product, including inbound freight, purchasing, receiving, and inspection costs. Also included in costs of goods sold are the costs of shipping eCommerce product to end consumers. Retail store occupancy costs, distribution expenses, and generally all other expenses other than interest and income taxes are included in Selling, general, and administrative ("SG&A") expenses. Distribution expenses that are included in SG&A primarily consist of payments to third-party shippers and handling costs to process product through our distribution facilities, including eCommerce fulfillment costs, and delivery to our wholesale customers and to our retail stores. Our gross profit and gross margin may not be comparable to other entities that define their metrics differently.

Comparable Sales Metrics

We present comparable sales metrics because we consider them an important supplemental measure of our U.S. Retail and International performance, and the Company uses such information to assess the performance of the U.S. Retail and International segments. Additionally, we believe they are frequently used by securities analysts, investors, and other interested parties in the evaluation of our business.

Our comparable sales metrics include sales for all stores and eCommerce sites that were open and operated by us during the comparable fiscal period, including stand-alone format stores that converted to multi-branded format stores and certain remodeled or relocated stores. A store or site becomes comparable following 13 consecutive full fiscal months of operations. If a store relocates within the same center with no business interruption or material change in square footage, the sales of such store will continue to be included in the comparable store metrics. If a store relocates to another center more than five miles away, or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the relevant fiscal period are included in the comparable store sales metrics up to the last full fiscal month of operations.

The method of calculating sales metrics varies across the retail industry. As a result, our comparable sales metrics may not be comparable to those of other retailers.

Known or Anticipated Trends

Macroeconomic Factors and Consumer Demand

Macroeconomic factors, including persistent inflationary pressures on families with young children, elevated interest rates, increased consumer debt levels, decreased savings rates, and geopolitical unrest continue to create a complex and challenging retail environment. These macroeconomic factors have had and may continue to have a negative impact on consumer sentiment and consumer demand for our products. In part due to these macroeconomic factors, our business has experienced a shift in consumer demand from the retail channel to the mass channel. As consumers face financial pressures, U.S. Wholesale has benefited from consumers choosing the ease of one-stop shopping available through mass channel retailers. Additionally, we have observed increased promotional activity across the retail industry, which may negatively impact our financial results, including revenue and operating margins in the future.

We have taken actions to mitigate the impact of decreased consumer demand, including strengthening our product offerings through a focus on style and value, increasing our mix of opening price and premium price offerings, including through our *Little Planet* brand and our *PurelySoft* collection, optimizing our fleet of retail stores, improving our marketing effectiveness to drive traffic, including through the relaunch of our loyalty program in the second quarter of fiscal 2024, and investing in our exclusive wholesale brands, our international omnichannel capabilities, and the talent in our organization.

Additionally, in the second half of fiscal 2024, we made a strategic investment of approximately $65.0 million to strengthen the value proposition of our direct-to-consumer product offerings and drive improvements in customer acquisition, customer retention, and brand awareness. This investment included $55.0 million allocated toward pricing to enhance competitiveness in opening price point categories and to increase clearance velocity on prior season goods. This investment also included $10.0 million allocated toward brand marketing. We believe these investments, combined with enhancements to the in-store and online shopping experience, contributed to an improvement in U.S. Retail comparable sales, conversion rates (measured as the percentage of store visitors and website traffic that resulted in a purchase), transaction count, units sold, units per transaction, and new customer acquisition in the second half of fiscal 2024 compared to the first half of fiscal 2024. We expect for our strategic investments in pricing to continue through the first half of fiscal 2025.

Supply Chain

The disruption of container shipping traffic through the Red Sea affected transit times and shipping costs for product sourced from our Asia manufacturers beginning in fiscal 2024. The adverse impact of the disruptions in the region, including additional transportation fees to re-route these shipments, were approximately $6.5 million in fiscal 2024. While we do not believe we will incur any material additional transportation costs related to the Red Sea conflict in fiscal 2025, if these hostilities continue or escalate, our business and results of operations could be materially adversely affected.

Additionally, as a result of capacity shortages with some of our carriers in Asia, we incurred approximately $5.2 million in additional transportation costs in fiscal 2024, primarily attributable to surcharges on shipments and higher spot market rates associated with the use of non-contractual carriers.

Despite these additional costs, our inbound freight input costs for fiscal 2024 were favorable to those incurred in fiscal 2023 by approximately 20%. We anticipate an increase in ocean freight rates when our ocean freight contracts renew in the second quarter of fiscal 2025. This increase is largely driven by ongoing capacity shortages related to Red Sea diversions by the majority of cargo carriers whom have not resumed accessing the canal for most U.S. bound routes.

Recent Developments

Trade Policy

Recent developments in U.S. trade policy have introduced uncertainty regarding the future of global trade relations. Following the inauguration of the second Trump administration, there have been numerous announcements made and actions taken related to tariff increases and other trade restrictions regarding imports into the U.S. Given that we source all of our apparel and other products from a global network of third-party suppliers—primarily located in Asia—any new or increased tariffs, quotas, embargoes, or other trade barriers could impact our supply chain and cost structure. Additionally, retaliatory measures by affected countries, could further disrupt our operations or reduce our competitiveness in international markets. We continue to monitor these changing tariffs and trade restrictions. If new tariffs or trade restrictions are imposed, we may need to adjust our pricing, increase inventory levels, or seek alternative suppliers, any of which could materially affect our revenue, gross margins, and overall financial performance.

Executive Leadership Transition

On January 3, 2025, subsequent to the fiscal year ended December 28, 2024, Michael D. Casey retired as Chief Executive Officer and Chairman of the Board of the Company. Mr. Casey's retirement was not the result of any disagreement with the Company on matters related to operations, policies, or practices. To ensure a smooth leadership transition, Mr. Casey will continue to serve in an advisory capacity through February 28, 2025.

Effective January 5, 2025, Richard F. Westenberger, then serving as Senior Executive Vice President, Chief Financial Officer and Chief Operating Officer, was appointed as Interim Chief Executive Officer. Mr. Westenberger will maintain his existing responsibilities in addition to serving as our interim Chief Executive Officer while the Board of Directors continues the process of identifying a permanent Chief Executive Officer.

Business Strategies and Outlook

We believe that our growth in the years ahead will be driven by our three key strategic priorities: elevating the style and value of our product offerings, improving our marketing capabilities and effectiveness, and leveraging our multichannel market presence to extend the reach of our brands.

In U.S. Retail, we expect our growth will be driven by improvement in product assortment to highlight both our value-oriented opening price product and our premium fashion assortment, investments in marketing which are intended to drive traffic, improve unaided awareness and increase new customer acquisition, and investments in store remodels that improve customer experience and retention.

In U.S. Wholesale, we continue to expect growth to be driven by our exclusive *Carter's* brands. Our wholesale channel has benefited from increased traffic to mass channel retailers as consumers have sought the convenience of one-stop shopping for items such as groceries, other consumer packaged goods, and apparel.

In international markets, we expect our growth will be driven through our Canadian retail stores, new store openings in Mexico, investments in marketing to improve traffic, expansion through our wholesale partner in Brazil, and growth with other wholesale customers.

Fiscal Year 2024 Financial Highlights

Unless otherwise stated, comparisons are to fiscal 2023.

- Consolidated net sales decreased $101.5 million, or 3.4%, to $2.84 billion, driven by decreased U.S. Retail and International sales.
- Consolidated gross profit decreased $30.8 million, or 2.2%, to $1.37 billion, driven by decreased net sales. Consolidated gross margin increased 60 bps to 48.0%, driven by lower average cost per unit sold, customer mix, and

decreased sales to low-margin off-price wholesale channel customers, partially offset by decreased average selling prices per unit driven by investments in pricing.

- Consolidated SG&A expenses increased $5.7 million, or 0.5%, to $1.10 billion. SG&A as a percentage of consolidated net sales ("SG&A rate") increased 160 bps to 38.7%, due to factors that include fixed cost deleverage on decreased sales and investments in brand marketing and retail stores. We remain committed to effectively managing our variable costs while strategically investing to drive business growth. These investments include strengthening our relationship with consumers through more effective marketing, and elevating our brand experience in collaboration with our wholesale partners, and enhancing the customer experience in our retail stores.

- Consolidated operating income decreased $68.7 million, or 21.2%, to $254.7 million, and adjusted operating income, a non-GAAP financial measure, decreased $41.3 million, or 12.6%, to $286.6 million. Operating margin decreased 200 bps to 9.0%, primarily due to the factors discussed in detail below, including the recognition of a $30.0 million non-cash pre-tax impairment charge related to the *OshKosh* tradename in fiscal 2024.

- Consolidated net income decreased $47.0 million, or 20.2%, to $185.5 million primarily due to the factors discussed in detail below, including a $6.9 million court-approved settlement in fiscal 2023 that did not reoccur in fiscal 2024 and a non-cash partial pension settlement charge of $0.9 million, partially offset by a decrease in our income tax provision of $24.4 million, an increase in interest income of $6.3 million, and a decrease in interest expense of $2.6 million.

- Diluted net income per common share decreased $1.12, or 18.0%, to $5.12, and adjusted diluted net income per common share decreased $0.38, or 6.1%, to $5.81.

- Inventories decreased $34.8 million, or 6.5%, to $502.3 million, due to decreased days of supply and lower average unit costs.

- We have continued to invest in the optimization of our fleet of U.S. Retail stores, including through opening new stores, remodeling existing locations, and enhancing the in-store shopping experience. In fiscal 2024, we opened 41 stores and closed 29 stores in the United States. We are projecting approximately 30 new store openings and 19 store closures in fiscal 2025, with a greater number of net store openings in future years.

- As a result of our strong financial position and available liquidity, we returned $166.7 million to our shareholders, comprised of $116.2 million in cash dividends and $50.5 million in share repurchases.

RESULTS OF OPERATIONS

2024 FISCAL YEAR ENDED DECEMBER 28, 2024 COMPARED TO 2023 FISCAL YEAR ENDED DECEMBER 30, 2023

The following table summarizes our results of operations:

	Fiscal year ended			
(dollars in thousands, except per share data)	December 28, 2024	December 30, 2023	$ Change	% / bps Change
Consolidated net sales	$ 2,844,102	$ 2,945,594	$ (101,492)	(3.4)%
Cost of goods sold	1,478,936	1,549,659	(70,723)	(4.6)%
Gross profit	1,365,166	1,395,935	(30,769)	(2.2)%
Gross profit as % of consolidated net sales	*48.0 %*	*47.4 %*		*60 bps*
Royalty income, net	19,251	21,410	(2,159)	(10.1)%
Royalty income as % of consolidated net sales	*0.7 %*	*0.7 %*		*0 bps*
Selling, general, and administrative expenses	1,099,689	1,093,940	5,749	0.5 %
SG&A expenses as % of consolidated net sales	*38.7 %*	*37.1 %*		*160 bps*
Intangible asset impairment	30,000	—	nm	nm
Operating income	254,728	323,405	(68,677)	(21.2)%
Operating income as % of consolidated net sales	*9.0 %*	*11.0 %*		*(200) bps*
Interest expense	31,331	33,973	(2,642)	(7.8)%
Interest income	(11,039)	(4,776)	(6,263)	131.1 %
Other expense (income), net	3,627	(8,034)	11,661	nm
Income before income taxes	230,809	302,242	(71,433)	(23.6)%
Income tax provision	45,300	69,742	(24,442)	(35.0)%
Effective tax rate[*]	*19.6 %*	*23.1 %*		*(350) bps*
Net income	$ 185,509	$ 232,500	$ (46,990)	(20.2)%
Basic net income per common share	$ 5.12	$ 6.24	$ (1.12)	(18.0)%
Diluted net income per common share	$ 5.12	$ 6.24	$ (1.12)	(18.0)%
Dividend declared and paid per common share	$ 3.20	$ 3.00	$ 0.20	6.7 %

(*)   Effective tax rate is calculated by dividing the provision for income taxes by income before income taxes.

Note: Results may not be additive due to rounding. Percentage changes considered not meaningful denoted with "nm".

Consolidated Net Sales

Consolidated net sales decreased $101.5 million, or 3.4%, to $2.84 billion. The decrease in net sales was driven by lower traffic and demand in our U.S. Retail businesses, decreased sales of our *Carter's* brand to wholesale customers, decreased sales to off-price wholesale channel customers as a result of our lower excess inventory levels, decreased demand in our International businesses, and decreased average selling prices per unit. These decreases were partially offset by increased sales of our exclusive *Carter's* brands and growth from our retail stores in Mexico. Average selling prices per unit decreased by a mid-single digit percentage, driven by investments in pricing. Units sold increased by a low-single digit percentage, driven by higher volumes sold of our exclusive *Carter's* brands. Changes in foreign currency exchange rates used for translation in fiscal 2024 had an unfavorable effect on our consolidated net sales of $7.4 million.

Gross Profit and Gross Margin

Consolidated gross profit decreased $30.8 million, or 2.2%, to $1.37 billion and consolidated gross margin increased 60 bps to 48.0%. The decrease in consolidated gross profit was driven by decreased net sales. The increase in consolidated gross margin was driven by lower average cost per unit sold, customer mix, and decreased sales to low-margin off-price wholesale channel customers. Average cost per unit sold decreased by a mid-single digit percentage, driven by lower ocean freight rates and product input costs, partially offset by increased freight surcharges and costs to re-route our product around the Red Sea. These factors were partially offset by a benefit in excess inventory provisions in fiscal 2023 that did not reoccur in fiscal 2024, decreased average selling prices per unit driven by investments in pricing, and an increase in the mix of U.S. Wholesale net sales. In fiscal 2025, we expect product input costs to increase by a low-single digit percentage and inbound transportation rates, including ocean freight rates, to increase by a high-single digit percentage.

Royalty Income

We have licensing agreements with domestic and international licensees that grant licensees the right to access certain trademarks in return for royalty payments or licensing fees. Royalty income decreased $2.2 million, or 10.1%, to $19.3 million, driven by decreased wholesale customer demand.

Selling, General, and Administrative Expenses

Consolidated SG&A expenses increased $5.7 million, or 0.5%, to $1.10 billion in fiscal 2024 and SG&A rate increased 160 bps to 38.7%. The increase in SG&A rate was driven by fixed cost deleverage on decreased sales, investments in our retail stores and brand marketing, and increased charitable donations, partially offset by decreased performance-based compensation expense, decreased organizational restructuring costs, and decreased consulting costs. Performance-based compensation expense as a percentage of net sales decreased 60 bps due to lower-than-planned financial performance in fiscal 2024.

Intangible Asset Impairment

Due to decreased actual and projected sales and profitability, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024. Based upon the results of the impairment test, we recognized a non-cash pre-tax impairment charge of $30.0 million in the fourth quarter of fiscal 2024 related to our *OshKosh* indefinite-lived tradename asset.

Operating Income

Consolidated operating income decreased $68.7 million, or 21.2%, to $254.7 million, and consolidated operating margin decreased 200 bps to 9.0%, due to the factors discussed above.

Interest Expense

Consolidated interest expense decreased $2.6 million, or 7.8%, to $31.3 million due to a decrease in weighted-average borrowings. Weighted-average borrowings were $500.0 million at an effective interest rate of 6.23%, compared to weighted-average borrowings for fiscal 2023 of $545.5 million at an effective interest rate of 6.22%. The decrease in weighted-average borrowings was attributable to decreased borrowings under our secured revolving credit facility.

Interest Income

Consolidated interest income increased $6.3 million to $11.0 million due to increased cash balances during the period.

Other Expense (Income), Net

Consolidated other expense (income), net increased $11.7 million to $3.6 million in fiscal 2024 due to a $6.9 million court-approved settlement in fiscal 2023 that did not reoccur in fiscal 2024, a non-cash partial pension settlement charge of $0.9 million, and unfavorable changes in foreign currency exchange rates, primarily between the U.S. dollar and the Canadian dollar and the Mexican peso.

Income Taxes

Our consolidated income tax provision decreased $24.4 million, or 35.0%, to $45.3 million, and the effective tax rate decreased 350 bps to 19.6%. The decreased effective tax rate relates to a lower proportion of income generated in the United States, where the tax rate is higher relative to some of our international jurisdictions, compared to fiscal 2023.

Net Income

Consolidated net income decreased $47.0 million, or 20.2%, to $185.5 million, due to the factors previously discussed.

Results by Segment - Fiscal Year 2024 compared to Fiscal Year 2023

The following table summarizes net sales by segment and segment operating income for the fiscal years ended December 28, 2024 and December 30, 2023:

	Fiscal year ended					
(dollars in thousands)	**December 28, 2024**	**% of consolidated net sales**	**December 30, 2023**	**% of consolidated net sales**	**$ Change**	**% Change**
Net sales:						
U.S. Retail	$ 1,417,108	49.8 %	$ 1,501,780	51.0 %	$ (84,672)	(5.6)%
U.S. Wholesale	1,021,396	35.9 %	1,014,584	34.4 %	6,812	0.7 %
International	405,598	14.3 %	429,230	14.6 %	(23,632)	(5.5)%
Consolidated net sales	$ 2,844,102	100.0 %	$ 2,945,594	100.0 %	$ (101,492)	(3.4)%
Segment operating income[(1)]:		**Segment operating margin**		**Segment operating margin**		
U.S. Retail	$ 132,926	9.4 %	$ 190,642	12.7 %	$ (57,716)	(30.3)%
U.S. Wholesale	216,980	21.2 %	198,945	19.6 %	18,035	9.1 %
International	38,970	9.6 %	45,131	10.5 %	(6,161)	(13.7)%
Total segment operating income	$ 388,876	13.7 %	$ 434,718	14.8 %	$ (45,842)	(10.5)%
Items not included in segment operating income:		**Consolidated operating margin**		**Consolidated operating margin**		
Unallocated corporate expenses	(102,326)	n/a	(106,901)	n/a	(4,575)	(4.3)%
Intangible asset impairment	(30,000)	n/a	—	n/a	n/a	n/a
Organizational restructuring[(2)]	(1,822)	n/a	(4,412)	n/a	n/a	n/a
Consolidated operating income	$ 254,728	9.0 %	$ 323,405	11.0 %	$ (68,677)	(21.2)%

(1) Segment operating income for the fiscal year ended December 30, 2023 has been recast to conform to the current presentation.

(2) Relates to organizational restructuring for the fiscal year ended December 28, 2024 and organizational restructuring and related corporate office lease amendment actions for the fiscal year ended December 30, 2023. Organizational restructuring charges are reflected within Selling, general, and administrative expenses in our consolidated statement of operations.

U.S. Retail

U.S. Retail segment net sales decreased $84.7 million, or 5.6%, to $1.42 billion. The decrease in net sales was driven by lower traffic in our eCommerce channels and in our retail stores, as well as decreased average selling prices per unit. Traffic and demand decreased, in part due to ongoing macroeconomic headwinds negatively impacting families with young children including inflationary pressures, elevated interest rates, increased consumer debt levels, decreased savings rates, and geopolitical unrest. Average selling prices per unit decreased by a mid-single digit percentage due to investments in our pricing and an increased mix of clearance sales. Units sold decreased by a low-single digit percentage.

These factors were partially offset by sales contribution of our new retail stores. Additionally, U.S. Retail saw an improved trend in demand in the second half of fiscal 2024, compared to the first half of fiscal 2024, which we believe reflects the positive impact of our investments in pricing and brand marketing, as well as our enhancements to the in-store and online shopping experience. However, if these macroeconomic headwinds persist, the effects may continue to negatively impact our financial results in fiscal 2025.

Comparable net sales, including retail stores and eCommerce, decreased 6.9%, driven by the factors mentioned above. As of December 28, 2024, we operated 804 retail stores in the U.S. compared to 792 in fiscal 2023.

U.S. Retail segment operating income decreased $57.7 million, or 30.3%, to $132.9 million, due to a decrease in gross profit of $50.0 million and an increase in SG&A expenses of $6.6 million. Segment operating margin decreased 330 bps to 9.4%, primarily driven by a 340 bps increase in SG&A rate. Gross margin was comparable to fiscal 2023 due to decreased average

cost per unit sold and a benefit recorded in fiscal 2024 related to prior period freight expense, which was offset by our investments in pricing in the second half of fiscal 2024. Average cost per unit sold decreased by a mid-single digit percentage, due to decreased inbound freight rates and product input costs. The increase in the SG&A rate was driven by fixed cost deleverage on decreased net sales, investments in our retail stores and brand marketing, increased retail store rents and employee compensation costs, and increased transportation costs, partially offset by decreased performance-based compensation expense.

U.S. Wholesale

U.S. Wholesale segment net sales increased $6.8 million, or 0.7%, to $1.02 billion, driven by growth in our exclusive *Carter's* brands and our *Little Planet* brand, offsetting lower seasonal demand for our *Carter's* brands, decreased sales to low-margin off-price wholesale channel customers as a result of our lower excess inventory levels, and decreased average selling prices per unit. We believe we are well positioned to benefit from consumer demand trends in the mass channel as a result of our strong relationships and exclusive brands with Amazon, Target, and Walmart. Average selling prices per unit decreased by a mid-single digit percentage due to investments in our pricing, while units sold increased by a mid-single digit percentage.

U.S. Wholesale segment operating income increased $18.0 million, or 9.1%, to $217.0 million, due to an increase of gross profit of $19.2 million, partially offset by an increase in SG&A expenses of $0.6 million. Segment operating margin increased 160 bps to 21.2%, driven by a 170 bps increase in gross margin, partially offset by a 10 bps increase in SG&A rate. The increase in gross margin was due to decreased average cost per unit, partially offset by a benefit in excess inventory provisions in fiscal 2023 that did not reoccur in fiscal 2024 and decreased average selling prices per unit mentioned above. Average cost per unit sold decreased by a high-single digit percentage due to decreased ocean freight rates and product input costs. The increase in the SG&A rate was driven by investments in brand marketing, partially offset by decreased performance-based compensation expense and transportation costs.

International

International segment net sales decreased $23.6 million, or 5.5%, to $405.6 million, driven by decreased net sales in Canada, decreased demand from our international wholesale partners in the Middle East and Europe, decreased average selling prices per unit, and a strengthening of the U.S. dollar against other foreign currencies, partially offset by growth in our retail stores in Mexico.

Demand in Canada was negatively affected by ongoing macroeconomic headwinds negatively impacting families with young children, including inflationary pressures, elevated interest rates, and higher unemployment. However, we believe that our investments in pricing and demand for colder weather outfitting contributed to an improved trend in demand in the second half of fiscal 2024 compared to the first half of fiscal 2024.

Changes in foreign currency exchange rates, primarily between the U.S. dollar and the Canadian dollar and the U.S. dollar and the Mexican peso, used for translation in fiscal 2024 had an unfavorable effect on International segment net sales of $7.4 million. Average selling prices per unit decreased by a low-single digit percentage driven by our investment in pricing. Units sold decreased by a low-single digit percentage.

Canadian comparable net sales, including retail stores and eCommerce, decreased 2.7%, driven by decreased traffic in our eCommerce channel and in our retail stores, in part due to macroeconomic headwinds. As of December 28, 2024, we operated 191 retail stores in Canada, compared to 188 at the end of fiscal 2023. As of December 28, 2024, we operated 62 retail stores in Mexico, compared to 54 in fiscal 2023.

International segment operating income decreased $6.2 million, or 13.7%, to $39.0 million, driven by an increase in SG&A expenses of $5.8 million. Segment operating margin decreased 90 bps to 9.6%, driven by a 360 bps increase in SG&A rate, partially offset by a 270 bps increase in gross margin. The increase in gross margin was due to decreased average cost per unit sold, partially offset by decreased selling prices per unit. Average cost per unit sold decreased by a high-single digit percentage due to decreased ocean freight rates and product input costs. The increase in the SG&A rate was due to fixed cost deleverage on decreased sales, investments in our retail stores in Mexico, and increased retail store employee compensation costs, partially offset by decreased performance-based compensation expense.

Unallocated Corporate Expenses

Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our business segments and include unallocated accounting, finance, legal, human resources, and information technology expenses, occupancy costs for our corporate headquarters, and other benefit and compensation programs, including performance-based compensation.

Unallocated corporate expenses decreased $4.6 million, or 4.3%, to $102.3 million in fiscal 2024. Unallocated corporate expenses, as a percentage of consolidated net sales, was 3.6%, which was comparable to fiscal 2023. The decrease in consulting costs and performance-based compensation expense was offset by fixed cost deleverage on decreased sales, increased charitable donations, and increased brand management costs.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP MEASURES

We have provided non-GAAP adjusted operating income, income taxes, net income, and diluted net income per common share measures, which exclude certain items presented below. We believe that this information provides a meaningful comparison of our results and affords investors a view of what management considers to be our core performance, and we also, from time to time, use some of these non-GAAP measures, such as adjusted operating income, as performance metrics in awards under our annual and long-term incentive compensation plans. These measures are not in accordance with, or an alternative to, generally accepted accounting principles in the U.S. (GAAP). The most comparable GAAP measures are operating income, income tax provision, net income, and diluted net income per common share, respectively. Adjusted operating income, income taxes, net income, and diluted net income per common share should not be considered in isolation or as a substitute for analysis of our results as reported in accordance with GAAP. Other companies may calculate adjusted operating income, income taxes, net income, and diluted net income per common share differently than we do, limiting the usefulness of the measure for comparisons with other companies.

| | Fiscal year ended | | | | | | | | | |
| | December 28, 2024 | | | | | December 30, 2023 | | | | |
(In millions, except earnings per share)	Operating Income	% Net Sales	Income Taxes	Net Income	Diluted Net Income per Common Share	Operating Income	% Net Sales	Income Taxes	Net Income	Diluted Net Income per Common Share
As reported (GAAP)	$ 254.7	9.0 %	$ 45.3	$ 185.5	$ 5.12	$ 323.4	11.0 %	$ 69.7	$ 232.5	$ 6.24
Organizational restructuring[1]	1.8		0.2	1.6	0.04	4.4		1.0	3.4	0.09
Intangible asset impairment[2]	30.0		7.2	22.8	0.63	—		—	—	—
Partial pension plan settlement[3]	—		0.2	0.7	0.02	—		—	—	—
Legal settlement[4]	—		—	—	—	—		(1.7)	(5.3)	(0.14)
As adjusted	$ 286.6	10.1 %	$ 52.9	$ 210.7	$ 5.81	$ 327.8	11.1 %	$ 69.1	$ 230.6	$ 6.19

(1) Related to charges for organizational restructuring in the fiscal year ended December 28, 2024 and organizational restructuring and related corporate office lease amendment actions in the fiscal year ended December 30, 2023.

(2) Related to a non-cash impairment charge on the *OshKosh* indefinite-lived tradename asset in the fiscal year ended December 28, 2024.

(3) Related to a non-cash partial pension settlement charge in the fiscal year ended December 28, 2024.

(4) In fiscal 2023, a pre-tax adjustment of $6.9 million ($5.3 million net of tax, or $0.14 per diluted share) was made related to a gain on a court-approved settlement in December 2023.

Note: Results may not be additive due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

Our ongoing cash needs are primarily for working capital (consisting primarily of inventory), capital expenditures, employee compensation, interest on debt, the return of capital to our shareholders, and other general corporate purposes. We expect that our primary sources of liquidity will be cash and cash equivalents on hand, cash flow from operations, and available borrowing capacity under our secured revolving credit facility. We believe that our sources of liquidity are sufficient to meet our cash requirements for at least the next twelve months. However, these sources of liquidity may be affected by events described in the "Forward-Looking Statements" section, in our risk factors, as discussed under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, and in other reports filed with the Securities and Exchange Commission from time to time.

As discussed under the heading "Known or Anticipated Trends" in Part II, Item 7 of this Annual Report on Form 10-K, macroeconomic factors have had a negative impact on consumer sentiment and consumer demand for our products. Continued pressure on consumer sentiment in fiscal 2025 may have an adverse impact on financial results in fiscal 2025. We cannot predict the timing and amount of such impact.

As of December 28, 2024, we had $412.9 million of cash and cash equivalents held at major financial institutions, including $75.3 million held at financial institutions located outside of the United States. We maintain cash deposits with major financial institutions that exceed the insurance coverage limits provided by the Federal Deposit Insurance Corporation in the United States and by similar insurers for deposits located outside the United States. To mitigate this risk, we utilize a policy of allocating cash deposits among major financial institutions that have been evaluated by us and third-party rating agencies as having acceptable risk profiles.

Balance Sheet

Net accounts receivable at December 28, 2024 were $194.8 million compared to $183.8 million at December 30, 2023. The increase of $11.1 million, or 6.0%, primarily reflects the timing of wholesale customer shipments and payments.

Inventories at December 28, 2024 were $502.3 million compared to $537.1 million at December 30, 2023. The decrease of $34.8 million, or 6.5%, was due to decreased days of supply and lower average unit costs. We are currently experiencing stable inventory levels, inventory transit times, and flow of seasonal product in line with our historical experience.

Operating lease assets at December 28, 2024 were $577.1 million compared to $528.4 million at December 30, 2023. The increase of $48.7 million, or 9.2% in operating lease assets was driven by the renewal of a contract with a third-party logistics provider in California for warehousing and distribution purposes and investments in our retail store fleet.

Accounts payable at December 28, 2024 were $248.2 million compared to $242.1 million at December 30, 2023. The increase of $6.1 million, or 2.5%, is driven by the timing of payments for purchases of inventory.

Cash Flow

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased $230.3 million, or 43.5%, to $298.8 million. Our cash flow provided by operating activities is driven by net income and changes in our net working capital. The decrease in operating cash flow was driven by smaller reductions in inventory balances due to the sell through of a large portion of prior season inventory in fiscal 2023 and decreased net income.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased $3.7 million, or 6.2%, to $56.2 million. This decrease in net cash used in investing activities is driven by decreased capital expenditures. Capital expenditures in fiscal 2024 were primarily related to U.S. and international retail store openings and remodels and investments in our distribution facilities. We plan to invest approximately $65 million in capital expenditures in fiscal 2025, which primarily relates to U.S. and international retail store openings and remodels, investments in our distribution facilities, and strategic information technology initiatives.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased $157.8 million, or 47.4%, to $174.8 million. This change in cash flow used in financing activities was primarily driven by decreased common stock share repurchases and by payments on our secured revolving credit facility in fiscal 2023 that did not reoccur in fiscal 2024.

Share Repurchases

On February 24, 2022, our Board of Directors authorized share repurchases up to $1.00 billion, inclusive of $301.9 million remaining under previous authorizations. The total remaining capacity under outstanding repurchase authorizations as of December 28, 2024 was approximately $599.0 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

In fiscal 2024, we repurchased and retired 736,423 shares in open market transactions for $50.5 million, at an average price of $68.61 per share. In fiscal 2023, we repurchased and retired 1,446,269 shares in open market transactions for $100.0 million, at an average price of $69.17 per share.

The Company paused share repurchases during the third quarter of fiscal 2024. Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured revolving credit facility and considerations given to market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 21, 2025, the Company's Board of Directors declared a quarterly cash dividend payment of $0.80 per common share, payable on March 28, 2025 to shareholders of record at the close of business on March 10, 2025.

In each quarter of fiscal 2024, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.80 (for an aggregate cash dividend per common share of $3.20 for fiscal 2024). In fiscal 2023, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023). Our Board of Directors will evaluate future dividend declarations based on a number of factors, including restrictions under our secured revolving credit facility, business conditions, our financial performance, and other considerations.

Provisions in our secured revolving credit facility could have the effect of restricting our ability to pay cash dividends on, or make future repurchases of, our common stock, as further described in Item 8, "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements.

Financing Activities

Secured Revolving Credit Facility

As of December 28, 2024, we had no outstanding borrowings under our secured revolving credit facility, exclusive of $4.7 million of outstanding letters of credit. As of December 30, 2023, we had no outstanding borrowings under our secured revolving credit facility, exclusive of $4.4 million of outstanding letters of credit. As of December 28, 2024 and December 30, 2023, there was $845.3 million and $845.6 million available for future borrowing, respectively. Any outstanding borrowings under our secured revolving credit facility are classified as non-current liabilities on our consolidated balance sheets due to contractual repayment terms under the credit facility. However, these repayment terms also allow us to repay some or all of the outstanding borrowings at any time.

Terms of the Secured Revolving Credit Facility

Our secured revolving credit facility provides for an aggregate credit line of $850 million which includes a $750 million U.S. dollar facility and a $100 million multicurrency facility. The credit facility matures in April 2027. The facility contains covenants that restrict the Company's ability to, among other things: (i) create or incur liens, debt, guarantees or other investments, (ii) engage in mergers and consolidations, (iii) pay dividends or other distributions to, and redemptions and repurchases from, equity holders, (iv) prepay, redeem or repurchase subordinated or junior debt, (v) amend organizational documents, and (vi) engage in certain transactions with affiliates.

Our secured revolving credit facility provides for a leverage-based pricing grid which determines an interest rate for borrowings, calculated as the applicable floating benchmark rate plus a credit spread adjustment, if any, plus an amount ranging from 1.125% to 1.625% based on leverage. As of December 28, 2024, the borrowing rate for an adjusted term Secured Overnight Financing Rate ("SOFR") loan would have been 5.58%, which includes a leverage-based adjustment of 1.125%.

There were no borrowings in fiscal 2024. Weighted-average borrowings were $45.6 million for fiscal 2023.

As of December 28, 2024, the Company was in compliance with the financial and other covenants under the secured revolving credit facility.

Senior Notes

As of December 28, 2024, TWCC had $500.0 million principal amount of senior notes outstanding, bearing interest at a rate of 5.625% per annum, and maturing on March 15, 2027. On our consolidated balance sheet, the $500.0 million of outstanding senior notes as of December 28, 2024 is reported net of $1.9 million of unamortized issuance-related debt costs, and the $500.0 million of outstanding senior notes as of December 30, 2023 is reported net of $2.6 million of unamortized issuance-related debt costs. TWCC may redeem all or part of the senior notes at a redemption price of 100% of the principal amount of the senior notes, plus accrued and unpaid interest.

The senior notes mentioned above are unsecured and are fully and unconditionally guaranteed by Carter's, Inc. and certain domestic subsidiaries of TWCC. The guarantor subsidiaries are 100% owned directly or indirectly by Carter's, Inc. and all guarantees are joint, several and unconditional.

The indentures governing the senior notes provides that upon the occurrence of specific kinds of changes of control, unless a redemption notice with respect to all the outstanding senior notes has previously or concurrently been mailed or delivered, we will be required to make an offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase.

The indentures governing the senior notes include a number of covenants, that, among other things and subject to certain exceptions, restrict TWCC's ability and the ability of certain of its subsidiaries to: (a) incur certain types of indebtedness that is secured by a lien; (b) enter into certain sale and leaseback transactions; and (c) consolidate or merge with or into, or sell substantially all of the issuer's assets to, another person, under certain circumstances. Terms of the notes contain customary affirmative covenants and provide for events of default which, if certain of them occur, would permit the trustee or the holders of at least 25.0% in principal amount of the then total outstanding senior notes to declare all amounts owning under the notes to be due and payable. Carter's, Inc. is not subject to these covenants.

Contractual Obligations and Commitments

We enter into contractual obligations and commitments in the ordinary course of business that may require future cash payments. Such obligations include: 1) debt repayments and letters of credit (as described in Item 8, "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements), 2) operating lease liabilities (as described in Item 8, "Financial Statements and Supplementary Data" under Note 5, *Leases*, to the consolidated financial statements) and 3) liabilities related to employee benefit plans (as described in Item 8, "Financial Statements and Supplementary Data" under Note 17, *Employee Benefit Plans*, to the consolidated financial statements).

In addition, we have commitments to purchase inventory in the normal course of business, which are cancellable (with or without penalty, depending on the stage of production) and span a period of one year or less. As of December 28, 2024, our estimate for commitments to purchase inventory was between $450 million and $550 million.

We are unable to reasonably predict future reserves for income taxes, as these are contingent on the ultimate amount or timing of settlement.

Liquidity Outlook

Based on our current outlook, we believe that cash and cash equivalents on hand, cash flow generated from operations, and available borrowing capacity under our secured revolving credit facility will be adequate to meet our working capital needs and capital expenditure requirements for our longer-term strategic plans, although no assurance can be given in this regard.

Seasonality

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, which generally has resulted in lower sales and gross profit in the first half of our fiscal year versus the second half of the fiscal year. Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in our accompanying consolidated financial statements. The following discussion addresses our critical accounting policies and estimates, which are those policies that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition and Accounts Receivable Allowance

Our revenues, which are reported as Net sales, consist of sales to customers, net of returns, discounts, chargebacks, and cooperative advertising. We recognize revenue when (or as) the performance obligation is satisfied. Generally, the performance obligation is satisfied when we transfer control of the goods to the customer.

Our retail store revenues, also reported as Net sales, are recognized at the point of sale. Retail sales through our online channels are recognized at time of delivery to the customer. Revenue from omni-channel sales, including buy-online and pick-up in-store, buy-online, ship-to-store, and buy-online, deliver-from-store, are recognized when the product has been picked up by the customer at the store or when the product is physically delivered to the customer. We recognize retail sales returns at the time of transaction by recording adjustments to both revenue and cost of goods sold. Additionally, we maintain an asset, representing the goods we expect to receive from the customer, and a liability for estimated sales returns. There are no accounts receivable associated with our retail customers.

Our accounts receivable reserves for wholesale customers include an allowance for expected credit losses and an allowance for chargebacks. The allowance for expected credit losses includes estimated losses resulting from the inability of our customers to make payments. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance could be required. Our credit and collections department reviews all past due balances regularly. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. The allowance for chargebacks is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. Provisions for the allowance for expected credit losses are reflected in Selling, general and administrative expenses on our consolidated statement of operations and provisions for chargebacks are reflected as a reduction in Net sales on our consolidated statement of operations.

Cooperative advertising arrangements reimburse customers for marketing activities for certain of our products. For arrangements in which the Company receives a distinct good or service, we record these reimbursements under cooperative advertising arrangements with certain of our major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements when fair value is determinable. We have included the fair value of these arrangements of $0.9 million for fiscal 2024 and $0.6 million for fiscal 2022 as a component of SG&A expenses on the Company's consolidated statements of operations, rather than as a reduction of Net sales. There were no amounts for cooperative advertising arrangements recorded as a component of SG&A expenses for fiscal 2023. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales. For arrangements in which the Company does not receive a distinct good or service, we record these reimbursements as a reduction of net sales. The majority of the Company's digital cooperative advertising arrangements are recorded as a reduction of net sales as there was no distinct good or service received by the Company.

Except in very limited circumstances, we do not allow our wholesale customers to return goods to us.

Inventory

Our inventories, which consist primarily of finished goods, are stated approximately at the lower of cost (first-in, first-out basis for wholesale inventory and average cost for retail inventories) or net realizable value. Obsolete, damaged, and excess inventory is carried at net realizable value by establishing reserves after assessing historical recovery rates, current market conditions, and future marketing and sales plans. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item and are therefore reflected in Cost of goods sold when the related inventory item is sold.

The Company also has minimum inventory purchase commitments, including fabric commitments, with our suppliers which secure a portion of our raw material needs for future seasons. In the event anticipated market sales prices are lower than these committed costs or customer orders are canceled, the Company records an estimated liability reserve for these adverse inventory and fabric purchase commitments. Increases to this reserve are reflected in Costs of goods sold on our consolidated statement of operations.

Impairment of Goodwill and Other Indefinite-Lived Intangible Assets

The carrying values of the goodwill and indefinite-lived tradename assets are subject to annual impairment reviews which are performed as of the last day of each fiscal year. Additionally, a review for potential impairment is performed whenever significant events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The impairment models included in our analysis utilize significant estimates and assumptions to determine asset fair values. A deterioration of macroeconomic factors may negatively impact these estimates and assumptions and result in future impairment charges.

Goodwill

The Company performs impairment tests of its goodwill at the reporting unit level. Qualitative and quantitative methods are used to assess for impairment, including the use of discounted cash flows ("income approach") and relevant data from guideline public companies ("market approach").

Under a qualitative assessment, we estimate if it is "more likely than not" that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include but are not limited to: macroeconomic conditions; industry and market considerations; cost factors that may have a negative effect on earnings; overall financial performance; and other relevant entity-specific events. If the results of a qualitative test determine that it is "more likely than not" that the fair value of a reporting unit is less than its carrying value, then a goodwill impairment test using quantitative assessments must be performed. If it is determined that it is not "more likely than not" that the fair value of the reporting unit is less than its carrying value, then no further testing is required.

Under a quantitative assessment for goodwill, we compare the fair value of a reporting unit to its carrying value, including goodwill. We use a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. The assumptions used in these approaches include revenue growth and profitability, terminal growth rates, discount rates, market multiples, and an implied control premium. Discount rates are dependent upon interest rates and the cost of capital at a point in time. These assumptions are consistent with those we believe hypothetical marketplace participants would use. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill.

In fiscal 2024, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024. Based upon this assessment, there were no impairments on the value of goodwill.

As of December 28, 2024, goodwill allocated to the Canada reporting unit was $36.8 million. The most recent assessment indicated that the fair value of assets for the Canada reporting unit exceeded its carrying value by approximately 13%. Sensitivity tests on the Canada reporting unit showed that a 100 basis point increase in the discount rate or a 100 basis point decrease in the long-term revenue growth rate would not change the conclusion and would not result in an impairment charge. However, a 100 basis point decrease in the revenue growth rates would indicate an goodwill impairment charge of approximately $7 million of the Canada reporting unit. Although the Company determined that no impairment exists for the Canada reporting unit, goodwill ascribed to the Canada reporting unit could be at risk for impairment should macroeconomic factors, including declining consumer sentiment, continue to adversely affect the Company's financial results.

Indefinite-Lived Intangible Assets

A tradename is considered impaired if the estimated fair value of the tradename is less than the carrying amount. Impairment reviews for an indefinite-lived tradename can be conducted using qualitative analysis, and if necessary, by a quantitative impairment test. If a tradename is considered impaired, we recognize a loss equal to the difference between the carrying amount and the estimated fair value of the tradename. The process of estimating the fair value of a tradename incorporates the relief-from-royalty valuation method, which requires us to make assumptions and to apply judgment, including forecasting revenue growth and profitability and selecting the appropriate terminal growth rate, discount rate, and royalty rate.

As discussed above, the Company performed quantitative impairment assessments on the value of the Company's indefinite-lived intangible tradename assets as of December 28, 2024. Based on these assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on our indefinite-lived *OshKosh* tradename asset to write-down the carrying value to $40.0 million. This impairment charge was the result of decreased actual and projected sales and profitability for our *OshKosh* brand. Sensitivity tests on the *OshKosh* indefinite-lived tradename asset showed that a 100 basis point increase in the discount rate, a 500 basis point decrease in the revenue growth rate, or a 50 basis point decrease in the royalty rate would result in further impairment charges of approximately $5 million, $10 million, and $20 million, respectively.

Impairment of Other Long-Lived Assets

We review other long-lived assets, including right of use ("ROU") lease assets, property, plant, and equipment, definite-lived tradename assets, and customer relationship assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. To determine whether there has been a permanent impairment on such assets, a recoverability test is performed by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. If the undiscounted cash flows are less than the related carrying value of the other long-lived asset, they are written down to their fair value. The process of estimating the fair value requires us to make assumptions and to apply judgment including forecasting revenue growth and profitability, utilizing external market participant assumptions, including estimated market rents, and selecting the appropriate discount rate. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value, less costs to sell.

We review all stores leases that have been opened for greater than 14 months for impairment on at least an annual basis, or sooner if circumstances so dictate. In determining undiscounted future cash flows for the recoverability test of store leases, we take various factors into account, including the continued market acceptance of our current products, the development of new products, changes in merchandising strategy, retail store cost controls, store traffic, competition, and the effects of macroeconomic factors such as consumer spending. In determining the fair value of store leases, we utilize external market participant assumptions, including market rents per square foot and market rent growth rates.

A deterioration of macroeconomic factors may not only negatively impact the estimated future cash flows used in our cash flow models but may also negatively impact other assumptions used in our analysis, including, but not limited to, the estimated discount rates. Changes in these estimates and assumptions may have a significant impact on our assessment of fair value and result in future impairment charges.

Accrued Expenses

Accrued expenses for workers' compensation, incentive compensation, health insurance, 401(k), and other outstanding obligations are assessed based on actual commitments, statistical trends, and/or estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Loss Contingencies

We record accruals for various contingencies including legal exposures as they arise in the normal course of business. We determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable and whether the loss can be reasonably estimated. Our assessment is developed in consultation with our internal and external counsel and other advisers and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by their nature are unpredictable. We believe that our assessment of the probability of loss contingencies is reasonable.

Accounting For Income Taxes

As part of the process of preparing the accompanying consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign). We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If it is more likely than not that a tax position would not be sustained, then no tax benefit would be recognized. Where applicable, associated interest related to unrecognized tax benefits is recognized as a component of interest expense and associated penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

We also assess permanent and temporary differences resulting from differing basis and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, stock-based compensation expense, and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying consolidated statements of operations.

Based on our results for fiscal 2024, a hypothetical 1% increase in our effective tax rate would have resulted in an increase in our income tax expense of $2.3 million.

Employee Benefit Plans

We sponsor a frozen defined benefit pension plan and other unfunded post-retirement plans. The defined benefit pension and post-retirement plans require an actuarial valuation to determine plan obligations and related periodic costs. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations and employee demographic assumptions including mortality rates. Plan valuations based on the actuarial assumptions used may differ materially from actual results due to changing market and economic conditions. Actual results that differ from the plan valuations are reflected as deferred gains and losses in Accumulated other comprehensive income (loss) within shareholder's equity. Deferred gains and losses that exceed 10% of the greater of the plan's projected benefit obligations or market value of assets are amortized to earnings over the average remaining life of inactive plan participants.

Any future obligation under our pension plan not funded from returns on plan assets is expected to be funded from cash flows from operations.

The most significant assumption used to determine the Company's projected benefit obligation under its defined benefit plans is the discount rate. For further details on rates and assumptions, see Item 8, "Financial Statements and Supplementary Data" under Note 17, *Employee Benefit Plans*, to the consolidated financial statements.

Stock-Based Compensation Arrangements

We recognize the cost resulting from all stock-based compensation arrangements in the financial statements at grant date fair value. The fair value of stock awards (other than market-based restricted stock awards) is determined based on the quoted closing price of our common stock on the date of grant. Our market-based awards are subject to vesting conditions based on the performance of the Company's total shareholder return ("TSR") relative to the TSR of a select group of peer companies over the three-year period. The fair value of market-based restricted stock awards is determined based on a Monte-Carlo simulation valuation model, which requires the use of subjective assumptions including the expected volatility of our stock price, the expected volatility of the peer group's stock prices, the correlation of our stock price and those of the peer group, the risk-free interest rate, and the expected dividend yield. The fair value of stock options is determined based on the Black-Scholes option pricing model, which requires the use of subjective assumptions. There have been no issuances of stock options since 2018, and there are no unrecognized compensation costs remaining on outstanding stock options.

Subjective assumptions also include a forfeiture rate assumption for all restricted stock awards and an estimate for the probability that the performance criteria will be achieved for performance-based restricted stock awards. We estimate forfeitures of restricted stock awards based on historical experience and expected future activity. We account for performance-based awards over the vesting term of the awards that are expected to vest based on whether it is probable that the performance criteria will be achieved. We reassess the probability of vesting at each reporting period for awards with performance criteria and adjust stock-based compensation expense based on the probability assessments.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized in the accompanying consolidated statements of operations.

During the requisite service period, we recognize a deferred income tax benefit for the expense recognized for U.S. GAAP. At time of subsequent vesting, exercise, forfeiture, or expiration of an award, the difference between our actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in our income tax expense/benefit during the current period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency and Interest Rate Risks

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks, and our strategies to manage our exposure to them, are discussed below.

Currency Risk

We contract to purchase product from third parties, primarily in Asia. While these contracts are stated in U.S. dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the U.S. dollar and the local currencies of these contracted manufacturers. Due to the number of currencies involved, we cannot quantify the potential impact that future currency fluctuations may have on our results of operations in future periods.

The financial statements of our foreign subsidiaries that are denominated in functional currencies other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates for revenues and expenses. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss).

Our foreign subsidiaries typically record sales denominated in currencies other than the U.S. dollar, which are then translated into U.S. dollars using weighted-average exchange rates. The changes in foreign currency exchange rates used for translation in fiscal 2024 had a $7.4 million unfavorable effect on our consolidated net sales.

Fluctuations in exchange rates between the U.S. dollar and other currencies may affect our results of operations, financial position, and cash flows. Transactions by our foreign subsidiaries may be denominated in a currency other than the entity's functional currency. Foreign currency transaction gains and losses also include the impact of intercompany loans with foreign subsidiaries that are marked to market. In our consolidated statement of operations, these gains and losses are recorded within Other (income) expense, net. Foreign currency transaction gains and losses related to intercompany loans with foreign subsidiaries that are of a long-term nature are accounted for as translation adjustments and are included in Accumulated other comprehensive income (loss).

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our secured revolving credit facility, which carries variable interest rates. As of December 28, 2024, there were no variable rate borrowings outstanding under the secured revolving credit facility. As a result, the impact of a hypothetical 100 bps increase in the effective interest rate would not result in a material amount of additional interest expense over a 12-month period.

Other Risks

We enter into various purchase order commitments with our suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Carter's, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carter's, Inc. and its subsidiaries (the "Company") as of December 28, 2024 and December 30, 2023, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 28, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - U.S. Wholesale

As described in Notes 2 and 3 to the consolidated financial statements, the Company's U.S. wholesale revenue was $1.02 billion for the year ended December 28, 2024. The Company relies on shipping terms to determine when performance obligations are satisfied. The Company recognizes the revenue once control passes to the customer. When goods are shipped to wholesale customers "FOB Shipping Point," control of the goods is transferred to the customer at the time of shipment. When goods are shipped to wholesale customers "FOB Destination," control of the goods is transferred to the customer when the goods reach the customer. The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Company may offer sales incentives to wholesale and retail customers, including discounts.

The principal consideration for our determination that performing procedures relating to U.S. wholesale revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's U.S. wholesale revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of U.S. wholesale revenue at the transaction price once control passes to the customer. These procedures also included, among others (i) testing U.S. wholesale revenue transactions by evaluating the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) testing, on a sample basis, sales incentive transactions by obtaining and inspecting source documents, including support for the nature of the incentive, amount, and agreement with the customer; and (iii) testing, on a sample basis, outstanding customer invoice balances as of December 28, 2024 by obtaining and inspecting source documents, such as invoices, proof of shipment or delivery, and subsequent payment receipts.

Indefinite-Lived Intangible Asset Impairment Assessment - OshKosh Tradename

As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated indefinite-lived tradename balance was $266.2 million as of December 28, 2024, of which $40.0 million related to the *OshKosh* tradename. The carrying values of indefinite-lived tradename assets are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may also be triggered by any significant events or changes in circumstances affecting the business. As disclosed by management, a tradename is considered impaired if the estimated fair value of the tradename is less than the carrying amount. The process of estimating the fair value of a tradename incorporates the relief-from-royalty valuation method, which requires management to make assumptions and to apply judgment, including forecasting revenue growth and profitability and selecting the appropriate terminal growth rate, discount rate, and royalty rate. Based on the indefinite-lived tradename asset impairment assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on the *Oshkosh* tradename.

The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible asset impairment assessment of the *OshKosh* tradename is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the *OshKosh* tradename; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth, terminal growth rate, discount rate, and royalty rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite- lived tradename impairment assessment, including controls over the valuation of the *OshKosh* tradename. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the *OshKosh* tradename; (ii) evaluating the appropriateness of the relief-from-royalty valuation method; (iii) testing the completeness and accuracy of underlying data used in the relief-from-royalty valuation method; and (iv) evaluating the reasonableness of significant assumptions used by management related to revenue growth, terminal growth rate, discount rate, and royalty rate. Evaluating management's assumption related to revenue growth involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the *OshKosh* brand; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief-from-royalty valuation method and (ii) the reasonableness of the terminal growth rate, discount rate, and royalty rate assumptions.

Goodwill Impairment Assessment – Canada Reporting Unit

As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated goodwill balance was $206.9 million as of December 28, 2024, and as disclosed by management, the goodwill allocated to the Canada reporting unit was $36.8 million. The carrying values of goodwill are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may be triggered by any significant events or changes in circumstances affecting the business. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill. Management uses qualitative and quantitative methods to assess for impairment, including the use of discounted cash flows ("income approach") and relevant data from guideline public companies ("market approach"). The Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. The assumptions used in these approaches include revenue growth and profitability, terminal growth rates, discount rates, market multiples and an implied control premium.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Canada reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Canada reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth and profitability, terminal growth rate, discount rate, market multiples, and implied control premium; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Canada reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Canada reporting unit; (ii) evaluating the appropriateness of the income and market approaches; (iii) testing the completeness and accuracy of underlying data used in the income and market approaches; and (iv) evaluating the reasonableness of significant assumptions used by management related to revenue growth and profitability, terminal growth rate, discount rate, market multiples, and implied control premium. Evaluating management's assumptions related to revenue growth and profitability involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Canada reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches and (ii) the reasonableness of the terminal growth rate, discount rate, market multiples, and implied control premium assumptions.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
February 25, 2025

We have served as the Company's auditor since at least 1968. We have not been able to determine the specific year we began serving as auditor of the Company.

CARTER'S, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except for share data)

		December 28, 2024		December 30, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	412,926	$	351,213
Accounts receivable, net of allowance for credit losses of $5,663 and $4,754, respectively		194,834		183,774
Finished goods inventories		502,332		537,125
Prepaid expenses and other current assets		32,580		29,131
Total current assets		1,142,672		1,101,243
Property, plant, and equipment, net		180,956		183,111
Operating lease assets		577,133		528,407
Tradenames, net		268,008		298,186
Goodwill		206,875		210,537
Customer relationships, net		23,543		27,238
Other assets		33,980		29,891
Total assets	$	2,433,167	$	2,378,613
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	248,200	$	242,149
Current operating lease liabilities		130,564		135,369
Other current liabilities		130,052		134,344
Total current liabilities		508,816		511,862
Long-term debt, net		498,127		497,354
Deferred income taxes		38,210		41,470
Long-term operating lease liabilities		501,503		448,810
Other long-term liabilities		31,949		33,867
Total liabilities	$	1,578,605	$	1,533,363
Commitments and contingencies - Note 19				
Shareholders' equity:				
Preferred stock; par value $0.01 per share; 100,000 shares authorized; none issued or outstanding	$	—	$	—
Common stock, voting; par value $0.01 per share; 150,000,000 shares authorized; 36,041,995 and 36,551,221 shares issued and outstanding, respectively		360		366
Additional paid-in capital		3,856		—
Accumulated other comprehensive loss		(43,678)		(23,915)
Retained earnings		894,024		868,799
Total shareholders' equity		854,562		845,250
Total liabilities and shareholders' equity	$	2,433,167	$	2,378,613

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

		Fiscal year ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Net sales	$	2,844,102	$	2,945,594	$	3,212,733
Cost of goods sold		1,478,936		1,549,659		1,740,375
Gross profit		1,365,166		1,395,935		1,472,358
Royalty income, net		19,251		21,410		25,820
Selling, general, and administrative expenses		1,099,689		1,093,940		1,110,007
Intangible asset impairment		30,000		—		9,000
Operating income		254,728		323,405		379,171
Interest expense		31,331		33,973		42,781
Interest income		(11,039)		(4,776)		(1,261)
Other expense (income), net		3,627		(8,034)		975
Loss on extinguishment of debt		—		—		19,940
Income before income taxes		230,809		302,242		316,736
Income tax provision		45,300		69,742		66,698
Net income	$	185,509	$	232,500	$	250,038
Basic net income per common share	$	5.12	$	6.24	$	6.34
Diluted net income per common share	$	5.12	$	6.24	$	6.34
Dividend declared and paid per common share	$	3.20	$	3.00	$	3.00

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Fiscal year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Net income	$ 185,509	$ 232,500	$ 250,038
Other comprehensive income:			
Partial pension settlement charge, net of tax of $(224) for fiscal 2024	725	—	—
Unrealized gain on OshKosh defined benefit plan, net of tax of $(396), $(50), and $(540) for the fiscal years 2024, 2023, and 2022, respectively	1,275	160	1,739
Unrealized (loss) gain on Carter's post-retirement benefit obligation, net of tax of $80, $100, and $(100) for fiscal years 2024, 2023, and 2022, respectively	(274)	(330)	344
Foreign currency translation adjustments	(21,489)	10,593	(7,524)
Total other comprehensive (loss) income	(19,763)	10,423	(5,441)
Comprehensive income	$ 165,746	$ 242,923	$ 244,597

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

		Fiscal year ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Cash flows from operating activities:						
Net income	$	185,509	$	232,500	$	250,038
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation of property, plant, and equipment		54,233		60,407		61,543
Amortization of intangible assets		3,693		3,732		3,733
(Recoveries of) provisions for excess and obsolete inventory, net		(348)		(10,439)		5,039
Intangible asset impairment		30,000		—		9,000
Gain on partial termination of corporate lease		—		(4,366)		—
Other asset impairments and loss on disposal of property, plant and equipment, net of recoveries		865		3,078		372
Amortization of debt issuance costs		1,630		1,586		1,950
Stock-based compensation expense		17,841		19,463		21,879
Unrealized foreign currency exchange loss (gain), net		380		(207)		(78)
Provisions for doubtful accounts receivable from customers		1,086		471		75
Loss on extinguishment of debt		—		—		19,940
Unrealized (gain) loss on investments		(2,214)		(2,237)		2,475
Partial pension plan settlement		949		—		—
Deferred income tax benefit		(6,422)		(600)		(740)
Other		—		—		919
Effect of changes in operating assets and liabilities:						
Accounts receivable		(13,743)		15,453		32,683
Finished goods inventories		26,131		222,920		(106,763)
Prepaid expenses and other assets		(2,962)		4,317		14,897
Accounts payable and other liabilities		2,159		(16,946)		(228,601)
Net cash provided by operating activities	$	298,787	$	529,132	$	88,361
Cash flows from investing activities:						
Capital expenditures	$	(56,165)	$	(59,860)	$	(40,364)
Net cash used in investing activities	$	(56,165)	$	(59,860)	$	(40,364)
Cash flows from financing activities:						
Payment of senior notes due 2025	$	—	$	—	$	(500,000)
Premiums paid to extinguish debt		—		—		(15,678)
Payments of debt issuance costs		—		—		(2,420)
Borrowings under secured revolving credit facility		—		70,000		240,000
Payments on secured revolving credit facility		—		(190,000)		(120,000)
Repurchases of common stock		(50,526)		(100,034)		(299,667)
Dividends paid		(116,178)		(112,005)		(118,113)
Withholdings from vesting of restricted stock		(7,579)		(5,024)		(6,930)
Proceeds from exercise of stock options		367		4,418		4,457
Other		(900)		—		(919)
Net cash used in financing activities	$	(174,816)	$	(332,645)	$	(819,270)
Net effect of exchange rate changes on cash and cash equivalents		(6,093)		2,838		(1,273)
Net increase (decrease) in cash and cash equivalents	$	61,713	$	139,465	$	(772,546)
Cash and cash equivalents, beginning of fiscal year		351,213		211,748		984,294
Cash and cash equivalents, end of fiscal year	$	412,926	$	351,213	$	211,748

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

	Common stock - shares	Common stock - $	Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings	Total shareholders' equity
Balance at January 1, 2022	41,148,870	$ 411	$ —	$ (28,897)	$ 978,672	$ 950,186
Exercise of stock options	76,550	—	4,457	—	—	4,457
Withholdings from vesting of restricted stock	(74,307)	—	(6,930)	—	—	(6,930)
Restricted stock activity	288,206	3	(3)	—	—	—
Stock-based compensation expense	—	—	21,879	—	—	21,879
Repurchases of common stock	(3,747,187)	(37)	(19,403)	—	(280,227)	(299,667)
Cash dividends declared and paid of $3.00 per common share	—	—	—	—	(118,113)	(118,113)
Comprehensive income	—	—	—	(5,441)	250,038	244,597
Balance at December 31, 2022	37,692,132	$ 377	$ —	$ (34,338)	$ 830,370	$ 796,409
Exercise of stock options	64,700	1	4,417	—	—	4,418
Withholdings from vesting of restricted stock	(64,952)	(1)	(4,652)	—	(371)	(5,024)
Restricted stock activity	305,610	3	(3)	—	—	—
Stock-based compensation expense	—	—	19,463	—	—	19,463
Repurchases of common stock	(1,446,269)	(14)	(18,325)	—	(81,695)	(100,034)
Cash dividends declared and paid of $3.00 per common share	—	—	—	—	(112,005)	(112,005)
Comprehensive income	—	—	—	10,423	232,500	242,923
Other	—	—	(900)	—	—	(900)
Balance at December 30, 2023	36,551,221	$ 366	$ —	$ (23,915)	$ 868,799	$ 845,250
Exercise of stock options	4,408	—	367	—	—	367
Withholdings from vesting of restricted stock	(94,143)	(1)	(5,735)	—	(1,843)	(7,579)
Restricted stock activity	316,932	3	(3)	—	—	—
Stock-based compensation expense	—	—	17,841	—	—	17,841
Repurchases of common stock	(736,423)	(8)	(8,255)	—	(42,263)	(50,526)
Cash dividends declared and paid of $3.20 per common share	—	—	—	—	(116,178)	(116,178)
Comprehensive income	—	—	—	(19,763)	185,509	165,746
Other	—	—	(359)	—	—	(359)
Balance at December 28, 2024	36,041,995	$ 360	$ 3,856	$ (43,678)	$ 894,024	$ 854,562

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY

Carter's, Inc. and its wholly owned subsidiaries (collectively, the "Company") design, source, and market branded childrenswear and related products under the *Carter's*, *OshKosh B'gosh* (or "*OshKosh*"), *Skip Hop, Child of Mine*, *Just One You*, *Simple Joys, Little Planet,* and other brands. The Company's products are sourced through contractual arrangements with manufacturers worldwide for wholesale distribution to leading department stores, national chains, and specialty retailers domestically and internationally and for sale in the Company's retail stores and on its eCommerce sites that market its brand name merchandise and other licensed products manufactured by other companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Carter's, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2024 ended on December 28, 2024, fiscal 2023 ended on December 30, 2023, and fiscal 2022 ended on December 31, 2022. All three fiscal years contained 52 calendar weeks.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

Translation Adjustments

The functional currency of substantially all of the Company's foreign operations is the local currency in each foreign country. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) within the accompanying consolidated balance sheets.

Transaction Adjustments

The Company also recognizes gains and losses on transactions that are denominated in a currency other than the respective entity's functional currency. Foreign currency transaction gains and losses also include the impact of intercompany loans with foreign subsidiaries. Foreign currency transaction gains and losses are recognized in earnings, as a separate component of Other expense (income), net, within the consolidated statements of operations. Foreign currency transaction gains and losses related to intercompany loans with foreign subsidiaries that are of a long-term nature are accounted for as translation adjustments and are included in Accumulated other comprehensive income (loss) within the accompanying consolidated balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of deposit accounts and cash management funds invested in U.S. government instruments. These investments are stated at cost, which approximates fair value. Cash equivalents also include amounts due from third-party financial institutions for credit and debit card transactions; these amounts typically settle in less than five days. Money market funds held in a rabbi trust that are being used as investments to satisfy the Company's obligations under its deferred compensation plans are treated as investments and recorded in Other assets on the accompanying consolidated balance sheets.

Concentration of Cash Deposits Risk

As of December 28, 2024, the Company had $412.9 million of cash and cash equivalents in major financial institutions, including $75.3 million in financial institutions located outside of the U.S. The Company maintains cash deposits with major financial institutions that exceed the insurance coverage limits provided by the Federal Deposit Insurance Corporation in the U.S. and by similar insurers for deposits located outside the U.S. To mitigate this risk, the Company utilizes a policy of allocating cash deposits among major financial institutions that have been evaluated by the Company and third-party rating agencies as having acceptable risk profiles.

Accounts Receivable

Concentration of Credit Risk

In fiscal 2024, our two largest wholesale customers accounted for 10.9% and 10.1% ,respectively, of the Company's consolidated net sales. No other customer accounted for 10% or more of the Company's consolidated net sales in fiscal 2024. In fiscal 2023, our largest wholesale customer accounted for 10.4% of the Company's consolidated net sales. No other customer accounted for 10% or more of the Company's consolidated net sales in fiscal 2023. In fiscal 2022, no customer accounted for 10% or more of the Company's consolidated net sales.

At December 28, 2024, three wholesale customers each had individual receivable balances in excess of 10% of gross accounts receivable, and the total receivable balances due from these three wholesale customers in the aggregate equaled approximately 64% of total gross trade receivables outstanding. At December 30, 2023, three wholesale customers each had individual receivable balances in excess of 10% of gross accounts receivable, and the total receivable balances due from these three wholesale customers in the aggregate equaled approximately 56% of total gross trade receivables outstanding.

Valuation Accounts for Wholesale Accounts Receivable

Accounts Receivable Reserves

The Company's accounts receivable reserves for wholesale customers include an allowance for expected credit losses and an allowance for chargebacks. The allowance for expected credit losses includes estimated losses resulting from the inability of our customers to make payments. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. The Company's credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. The allowance for chargebacks is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. Provisions for the allowance for expected credit losses are reflected in Selling, general, and administrative ("SG&A") expenses on the consolidated statement of operations and provisions for chargebacks are reflected as a reduction in Net sales on the consolidated statement of operations.

Sales Returns Reserves

Except in very limited instances, the Company does not allow its wholesale customers to return goods to the Company.

Inventories

Inventories, which consist primarily of finished goods, are stated approximately at the lower of cost (using first-in, first-out basis for wholesale inventory and average cost for retail inventory) or net realizable value. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight, duties, and other costs. Obsolete, damaged, and excess inventory is carried at net realizable value by establishing reserves after assessing method of cost determination, historical recovery rates, current market conditions, and future marketing and sales plans. Rebates, discounts, and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item and are therefore reflected in cost of sales when the related inventory item is sold.

Leases

The Company has operating leases for retail stores, distribution centers, corporate offices, data centers, and certain equipment.

Financial Presentation

The Company determines if an arrangement is a lease at its inception. Operating leases are included in Operating lease assets, Current operating lease liabilities, and Long-term operating lease liabilities in our consolidated balance sheets.

Right of use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

The operating lease ROU asset also includes initial direct costs and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Certain of our lease agreements include variable rental payments based on a percentage of retail sales over contractual levels and others include variable rental payments adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Policy Elections

Portfolio approach - In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, there are certain non-real estate leases for which the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term.

Non-lease component - The Company has lease agreements with lease and non-lease components. The Company has elected a policy to account for lease and non-lease components as a single component for all asset classes.

Short-term lease - Leases with an initial term of 12 months or less are not recorded on the balance sheets.

Discount rate - As the rate implicit in the majority of the Company's leases is not readily determinable, the Company uses the incremental borrowing rate based on the information available at commencement date, including the lease term and currency, in determining the present value of lease payments.

Renewal options - The Company evaluates the inclusion of renewal options on a lease by lease basis. In general, for leased retail real estate, the Company does not include renewal options in the underlying lease term.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization. When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets and the related accumulated depreciation or amortization and any resulting gain or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements from 15 to 26 years, retail store fixtures, equipment, and computers from 3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases are amortized over the lesser of the asset life or the related lease term.

Internal-Use Software

The Company purchases software licenses from external vendors and also develops software internally using Company employees and consultants. Software license costs, as well as development-stage costs for internally-developed software, are capitalized within Property, plant, and equipment, net on the consolidated balance sheets. All other costs, including preliminary project costs and post-implementation costs for internally-developed software, are expensed as incurred. Capitalized software is depreciated or amortized on the straight-line method over its estimated useful lives, from 3 to 10 years.

If a software application does not include a purchased license for the software, such as a cloud-based software application, the arrangement is accounted for as a service contract. Implementation costs incurred in the development stage of such software applications are capitalized and reported in Prepaid expenses and other current assets on the consolidated balances sheets. All other costs, including preliminary project costs and post-implementation costs for these software applications, are expensed as incurred. Any capitalized costs are amortized over the term of the hosting arrangement, and the expense is presented in the same line item within the consolidated statements of operations as the expense for the service contract's fees.

Goodwill and Other Indefinite-Lived Intangible Assets

Annual Impairment Reviews

The carrying values of the goodwill and indefinite-lived tradename assets are subject to annual impairment reviews, which are performed as of the last day of each fiscal year. Additionally, a review for potential impairment is performed whenever significant events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. These impairment reviews are performed in accordance with ASC 350, "*Intangibles--Goodwill and Other*" ("ASC 350"). Significant assumptions in the impairment models include estimates of revenue growth and profitability, terminal growth rates, discount rates, market multiples, an implied control premium, and, in the case of tradenames, royalty rates. Discount rates are dependent upon interest rates and the cost of capital at a point in time.

Goodwill

The Company performs impairment tests of its goodwill at the reporting unit level. Qualitative and quantitative methods are used to assess for impairment, including the use of discounted cash flows ("income approach") and relevant data from guideline public companies ("market approach").

Under a qualitative assessment, the Company determines if it is "more likely than not" that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include but are not limited to: macroeconomic conditions, industry and market considerations, cost factors that may have a negative effect on earnings, overall financial performance, and other relevant entity-specific events. If the Company determines that it is "more likely than not" that the fair value of the reporting unit is less than its carrying value, then a goodwill impairment test using quantitative assessments must be performed. If it is determined that it is "not more likely than not" that the fair value of the reporting unit is less than its carrying value, then no further testing is required and the Company documents the relevant qualitative factors that support the strength in the fair value.

Under a quantitative assessment for goodwill, the Company compares the fair value of a reporting unit to its carrying value, including goodwill. The Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. The assumptions used in these approaches include revenue growth and profitability, terminal growth rates, discount rates, market multiples and an implied control premium. These assumptions are consistent with those of hypothetical marketplace participants. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill.

In fiscal 2024, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024. Based upon this assessment, there were no impairments to the value of goodwill.

Indefinite-Lived Intangible Assets

For indefinite-lived tradenames, the Company may utilize a qualitative assessment, as described above, to determine whether the fair value of an indefinite-lived asset is less than its carrying value. If a quantitative assessment is necessary, the Company determines fair value using the relief-from-royalty valuation method, which examines the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. The relief-from-royalty valuation method involves two steps: (1) estimation of reasonable royalty rates for the tradename assets and (2) the application of these royalty rates to a forecasted net revenue stream and discounting the resulting cash flows to determine a fair value. If the carrying amount exceeds the fair value of the tradename, an impairment charge is recognized in the amount of the excess.

As discussed above, the Company performed quantitative impairment assessments on the value of the Company's indefinite-lived intangible tradename assets as of December 28, 2024. Based on these assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on our indefinite-lived *OshKosh* tradename asset to write-down the carrying value to $40.0 million. This impairment charge was the result of decreased actual and projected sales and profitability for our *OshKosh* brand.

Impairment of Other Long-Lived Assets

The Company reviews other long-lived assets, including ROU lease assets, property, plant, and equipment, definite-lived tradename assets, and customer relationship assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. To determine whether there has been a permanent impairment on such assets, a recoverability test is performed by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. If the undiscounted cash flows are less than the related carrying value of the other long-lived asset, they are written down to their fair value. The process of estimating the fair value requires us to make assumptions and to apply judgment including forecasting revenue growth and profitability, utilizing external market participant assumptions, including estimated market rents, and selecting the appropriate discount rate. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value, less costs to sell.

Deferred Debt Issuance Costs

Debt issuance costs associated with the Company's secured revolving credit facility and senior notes are deferred and amortized to interest expense over the term of the related debt using the effective interest method. Debt issuance costs associated with Company's senior notes are presented on the Company's consolidated balance sheet as a direct reduction in the carrying value of the associated debt liability. Fees paid to lenders by the Company to obtain its secured revolving credit facility are included within Other assets on the Company's consolidated balance sheets and classified as either current or non-current based on the expiration date of the credit facility.

Fair Value Measurements

The fair value framework requires the Company to categorize certain assets and liabilities into three levels, based upon the assumptions used to price those assets or liabilities. The three levels are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The Company measures its pension assets, deferred compensation plan investment assets, and any unsettled foreign currency forward contracts at fair value. The Company's cash and cash equivalents, accounts receivable, and accounts payable are short-term in nature. As such, their carrying value approximates fair value.

The carrying values of the Company's outstanding borrowings are not required to be remeasured and adjusted to the then-current fair values at the end of each reporting period. Instead, the fair values of the Company's outstanding borrowings are disclosed at the end of each reporting period in Note 14, *Fair Value Measurements*, to the consolidated financial statements. Had the Company been required to remeasure and adjust the carrying values of its outstanding borrowings to fair value at the end of each reporting period, such fair value measurements would have been disclosed as a Level 2 liability in the fair value hierarchy.

Revenue Recognition

In accordance with ASC 606, "*Revenue from Contracts with Customers*", the Company uses the five-step model to recognize revenue:

1) Identify the contract with the customer;

2) Identity the performance obligation(s);

3) Determine the transaction price;

4) Allocate the transaction price to each performance obligation if multiple obligations exist; and

5) Recognize the revenue when (or as) the performance obligations are satisfied.

Performance Obligations

The Company identifies each distinct performance obligation to transfer goods (or bundle of goods). Revenue transactions associated with the sale of products to customers through wholesale and international channels and to retail customers that are not members of the *Carter's Rewards* loyalty program comprise of a single performance obligation. Revenue transactions associated with the sale of products to retail customers that are members of the *Carter's Rewards* loyalty program comprise of two performance obligations: the transfer of control of the goods to the customer and the option for members to earn loyalty points that accumulate towards earning reward certificates. Other than inbound and outbound freight and shipping arrangements, the Company does not use third parties to satisfy its performance obligations in revenue arrangements with customers.

When Performance Obligations Are Satisfied

Wholesale Revenues - The Company has a single performance obligation in its wholesale arrangements, including replenishment orders. The Company typically satisfies its performance obligation when it transfers control of the goods to the customer upon shipment. However, in certain arrangements where the Company retains the risk of loss during shipment, satisfaction of the performance obligation occurs when the goods reach the customer. To ensure proper timing of revenue recognition, the Company defers the recognition of revenue for shipments that originated at the end of the reporting period in which the Company retains the risk of loss during shipment. "Pack and hold" inventories are not yet associated with any purchase order or purchase commitment. Therefore, these inventories are treated consistently with the rest of our wholesale inventory, and no deferral of revenue has been recognized.

Retail Revenues - For transactions in stores, the Company satisfies its performance obligation at point of sale when the customer takes possession of the goods and tenders payment. For purchases made through the Company's eCommerce channel, revenue is recognized when the goods are physically delivered to the customer or picked up in store. To ensure proper timing of revenue recognition, the Company defers the recognition of revenue for eCommerce channel shipments that originated at the end of the reporting period.

Loyalty Program - U.S. retail customers can earn loyalty points that accumulate towards earning reward certificates that are redeemable for a specified amount off of future purchases. Loyalty points expire six months from the day they were earned, and reward certificates expire 45 days after issuance. Points and reward certificates earned by retail customers under *Carter's Rewards*, the Company's loyalty program, represent a separate performance obligation. For transactions where a customer earns loyalty points, the Company allocates revenue between the goods sold and the loyalty points expected to be earned towards a reward certificate based upon the relative standalone selling price. The revenue that is deferred is recorded within Other current liabilities on the Company's consolidated balance sheets and then recognized as revenue upon redemption of the reward certificate. Loyalty program breakage is recognized as revenue based on the customer redemption pattern.

Gift Cards - Customer purchases of gift cards are not recognized as revenue until the gift card is redeemed. The revenue that is deferred is recorded within Other current liabilities on the Company's consolidated balance sheets. Gifts cards do not have an expiration date however, gift card breakage is recognized as revenue based upon the historical customer redemption pattern.

Credit Card Revenues - The Company's private label credit card is issued to customers for use exclusively at the Company's U.S. stores and U.S. eCommerce sites. Credit is extended to such customers by a third-party financial institution without recourse to the Company. The Company's performance obligations under the private label credit card agreement include providing program marketing and intellectual property to the third-party financial institution in support of the private label credit card program, as well as operating a loyalty program. The upfront bonus paid to the Company is recognized as revenue on a straight-line basis over the term of the agreement. Usage-based royalties are primarily recognized as revenue in the period of usage and an amount is recognized on a point-in-time basis as redemptions under the loyalty program occur. Revenue associated with the establishment of new credit accounts is recognized in the period the activity occurred. Revenues related to the Company's private label credit card program are recorded as Net sales on the Company's consolidated statement of operations.

Royalty Revenues - The Company has a single performance obligation in its licensing agreements with domestic and international licensees: to grant licensees the right to access certain trademarks in return for royalty payments or licensing fees. The Company satisfies its performance obligations with licensees over time as customers have the right to use the intellectual property over the contract period. Royalty revenues are included within Royalty income, net on the Company's consolidated statements of operations.

Significant Payment Terms

Retail customers tender a form of payment, such as cash or a credit/debit card, at point of sale. For wholesale customers and licensees, payment is due based on established terms, which is generally sixty days or less from date of shipment.

Returns and Refunds

The Company establishes return provisions for retail customers in the period the sales occur. Return provisions are calculated based on historical return data and are recorded within Other current liabilities on the Company's consolidated balance sheets. Except in very limited instances, the Company does not allow its wholesale customers to return goods to the Company.

Significant Judgments

Sale of Goods - The Company relies on shipping terms to determine when performance obligations are satisfied. The Company recognizes the revenue once control passes to the customer. When goods are shipped to wholesale customers "FOB Shipping Point," control of the goods is transferred to the customer at the time of shipment. When goods are shipped to wholesale customers "FOB Destination," control of the goods is transferred to the customer when the goods reach the customer. For most retail transactions in stores, no significant judgments are involved since revenue is recognized at the point of sale when tender is exchanged and the customer receives the goods. For retail transactions made through the Company's eCommerce channel, revenue is recognized when the goods are physically delivered to the customer. The Company recognizes revenue from omni-channel sales, including buy-online and pick-up in-store, buy-online, ship-to-store, and buy-online, deliver-from-store, when the product has been picked up by the customer at the store or when the product is physically delivered to the customer.

Royalty Revenues - The Company transfers the right-to-use benefit to the licensee for the contract term and therefore the Company satisfies its performance obligation over time. Revenue recognized for each reporting period is based on the greater of: 1) the royalties owed on actual net sales by the licensee and 2) a minimum royalty guarantee, if applicable.

Transaction Price - The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Company may offer sales incentives to wholesale and retail customers, including discounts. Additionally, the Company recognizes an allowance for chargebacks for wholesale customers that is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. For retail transactions, the Company has significant experience with return patterns and relies on this experience to estimate expected returns when determining the transaction price.

Standalone Selling Prices - For arrangements that contain multiple performance obligations, including sales through our *Carter's Rewards* loyalty program, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis.

Costs Incurred to Obtain a Contract - Incremental costs to obtain contracts are not material to the Company.

Policy Elections

In addition to those previously disclosed, the Company has made the following accounting policy elections and practical expedients:

- Portfolio Approach - The Company uses the portfolio approach when multiple contracts or performance obligations are involved in the determination of revenue recognition. This approach is primarily used to estimate the redemption of loyalty points, loyalty point breakage, and gift card breakage.

- Taxes - The Company excludes from the transaction price any taxes collected from customers that are remitted to taxing authorities.

- Shipping and Handling Charges - Charges that are incurred before and after the customer obtains control of goods are deemed to be fulfillment costs and are included in Cost of goods sold when the related revenues are recognized.

- Time Value of Money - The Company's payment terms are less than one year from the transfer of goods. Therefore, the Company does not adjust promised amounts of consideration for the effects of the time value of money.

- Disclosure of Remaining Performance Obligations - The Company does not disclose the aggregate amount of the transaction price allocated to remaining performance obligations for contracts that are one year or less in term.

Cooperative advertising arrangements reimburse customers for marketing activities for certain of our products. The Company records these reimbursements under cooperative advertising arrangements with certain of its major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. The Company has included the fair value of these arrangements of $0.9 million and $0.6 million for fiscal 2024 and fiscal 2022 as a component of SG&A expenses on the Company's consolidated statements of operations, rather than as a reduction of Net sales. There were no amounts for cooperative advertising arrangements recorded as a component of SG&A expenses for fiscal 2023. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of Net sales. For arrangements in which the Company does not receive a distinct good or service, we record these reimbursements as a reduction of net sales. The majority of the Company's digital cooperative advertising arrangements are recorded as a reduction of net sales as there was no distinct good or service received by the Company.

Costs of Goods Sold and Selling, General and Administrative Expenses

In addition to the cost of product, cost of goods sold include changes to our inventory reserve and expenses related to the merchandising, design, and procurement of product, including inbound freight costs, purchasing and receiving costs, and inspection costs. Also included in costs of goods sold are the costs of shipping eCommerce product to end consumers. For omni-channel transactions, costs of goods sold include the costs of shipping product to end customers or to retail stores.

Retail store occupancy costs, distribution expenses, and generally all expenses other than interest and income taxes are included in SG&A expenses. Distribution expenses that are included in SG&A primarily consist of payments to third-party shippers and handling costs to process product through our distribution facilities, including eCommerce fulfillment costs, and delivery to our wholesale customers and to our retail stores. Distribution expenses included in SG&A totaled $176.9 million, $183.4 million, and $216.2 million for fiscal years 2024, 2023, and 2022, respectively.

Gross Profit

Gross profit is calculated as consolidated net sales less cost of goods sold. Gross margin is calculated as gross profit divided by consolidated net sales. Our gross profit and gross margin may not be comparable to other entities that define their metrics differently.

Income from Royalties and License Fees

We license our *Carter's*, *OshKosh*, *Child of Mine*, *Just One You*, *Simple Joys*, and *Little Planet* brands to various license partners in order to expand our product offerings into footwear, outerwear, accessories (such as hair accessories and jewelry), toys, home décor, cribs and baby furniture, and bedding. These royalties are recorded as earned, based upon the sales of licensed products by licensees and reported as royalty income on the Company's consolidated statements of operations.

Advertising Expenses

Advertising production costs and costs associated with communicating advertising that has been produced are expensed when the advertising event takes place. Certain other advertising costs where it is uncertain when the expected benefits would occur are expensed in the period incurred. Advertising expenses were $84.1 million, $74.1 million, and $96.0 million for fiscal years 2024, 2023, and 2022, respectively, and are included in SG&A expenses on the Company's consolidated statement of operations. Deferred advertising costs for advertisements that have not yet occurred or for advertising services that have not yet been received were $2.1 million and $1.2 million at December 28, 2024 and December 30, 2023, respectively, and are included in Prepaid expenses and other current assets on the Company's consolidated balance sheets.

Stock-Based Compensation Arrangements

The Company recognizes the cost resulting from all stock-based compensation arrangements in the financial statements at grant date fair value. Stock-based compensation expense is recognized over the requisite service period, net of estimated forfeitures. Subjective assumptions include a forfeiture rate assumption for all restricted stock awards and an estimate for the probability that the performance criteria will be achieved for performance awards. We estimate forfeitures of restricted stock awards based on historical experience and expected future activity.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the accompanying consolidated statements of operations.

During the requisite service period, the Company also recognizes a deferred income tax benefit for the expense recognized for U.S. GAAP. At time of subsequent vesting, exercise, forfeiture, or expiration of an award, the difference between the Company's actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in income tax expense/benefit during the current period.

Stock Options

The fair value of stock options is determined based on the Black-Scholes option pricing model, which requires the use of subjective assumptions. There has been no issuances of stock options since 2018, and there are no unrecognized compensation costs remaining related to stock options.

Time-Based Restricted Stock Awards

The fair value of time-based restricted stock awards is determined based on the quoted closing price of the Company's common stock on the date of grant and is recognized as compensation expense over the vesting term of the awards, net of estimated forfeitures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Performance-Based Restricted Stock Awards

The Company accounts for its performance-based restricted stock awards based on the quoted closing price of the Company's common stock on the date of grant and records stock-based compensation expense over the vesting term of the awards based on the probability that the performance criteria will be achieved, net of estimated forfeitures. The Company reassesses the probability of vesting at each reporting period and adjusts stock-based compensation expense based on its probability assessment.

Market-Based Restricted Stock Awards

The Company accounts for its market-based restricted stock awards, which are tied to the Company's relative total shareholder return ("TSR"), using a grant-date fair value determined through a Monte Carlo simulation model. This valuation method considers the potential range of TSR outcomes relative to a defined peer group over the performance period and uses subjective assumptions, including the expected volatility of the Company's stock price for the period, risk-free interest rate, and expected dividend yield. The resulting fair value of the award is fixed at the grant date and is not subsequently adjusted for changes in the Company's TSR or the likelihood of achieving the market condition. Stock-based compensation expense is recognized on a straight-line basis over the vesting term of the awards, net of estimated forfeitures, regardless of whether the market condition is ultimately achieved.

Stock Awards

The fair value of stock granted to non-management board members is determined based on the quoted closing price of the Company's common stock on the date of grant. The Company records the stock-based compensation expense immediately as there are no vesting terms.

Income Taxes

The accompanying consolidated financial statements reflect current and deferred tax provisions, in accordance with ASC 740, *Income Taxes*. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. Deferred tax assets are a component of non-current Other assets in the Company's consolidated balance sheet. Valuation allowances are established when it is "more likely than not" that a deferred tax asset will not be recovered. The provision for income taxes is the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. A company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. If it is more likely than not that a tax position would not be sustained, then no tax benefit would be recognized. Where applicable, associated interest and penalties are also recorded. Interest is recorded as a component of Interest expense and penalties, if any, are recorded within the provision for incomes taxes in the consolidated statements of operations and are classified on the consolidated balance sheets with the related liability for uncertain tax contingency liabilities.

Supplemental Cash Flow Information

Interest paid in cash was $29.5 million, $32.3 million, and $41.2 million for fiscal years 2024, 2023, and 2022, respectively. Income taxes paid in cash was $51.3 million, $76.5 million, and $64.0 million for fiscal years 2024, 2023, and 2022, respectively.

Additions to property, plant and equipment of $3.4 million, $1.6 million, and $10.1 million were excluded from capital expenditures on the Company's consolidated statements of cash flows for fiscal years 2024, 2023, and 2022, respectively, as these amounts were accrued and unpaid at the end of each respective fiscal year.

Earnings Per Share

The Company calculates basic and diluted net income per common share under the two-class method for unvested share-based payment awards that contain participating rights to dividends or dividend equivalents (whether paid or unpaid).

Basic net income per share is calculated by dividing net income for the period by the weighted-average common shares outstanding for the period. Diluted net income per share includes the effect of dilutive instruments (primarily stock options) and uses the average share price for the period in determining the number of shares that are to be added to the weighted-average number of shares outstanding.

Open Market Repurchases of Common Stock

Shares of the Company's common stock that are repurchased by the Company through open market transactions are retired. Through the end of fiscal 2024, all such open market repurchases have been at prices that exceeded the par value of the repurchased common stock, and the amounts of the purchase prices that exceeded par value were charged to additional paid-in capital or to retained earnings if the balance in additional paid-in capital was not sufficient.

The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain share repurchases made after December 31, 2022. Beginning in fiscal 2023, the Company reflected the applicable excise tax in Additional paid-in capital on the Company's consolidated balance sheets as part of the cost basis of the shares repurchased. The corresponding liability for the excise tax payable is recorded in Other current liabilities on the Company's consolidated balance sheets.

Employee Benefit Plans

The Company has several defined benefit plans. Various actuarial methods and assumptions are used in determining net pension and post-retirement costs and obligations. Key assumptions include the discount rate used to determine the present value of future benefits and the expected long-term rate of return on plan assets. The over-funded or under-funded status of the defined benefit plans is recorded as an asset or liability on the consolidated balance sheet. Any service costs that arise during the period are presented in the same statement line item as other employee compensation on the consolidated statement of operations. All other components of current period costs related to defined benefit plans, such as prior service costs and actuarial gains and losses, are presented in Other (income) expense, net on the consolidated statement of operations. The actuarial gains or losses that arise during the period are recognized as a component of comprehensive income or loss, net of tax. These costs or income are then subsequently recognized as components of net periodic benefit cost in the consolidated statements of operations. Under the provisions of ASU No. 2015-04, *Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets*, the Company is permitted to use December 31 of each year, as opposed to the Company's last day of each fiscal year, as an alternate measurement date for its defined benefit plans.

During the second quarter of fiscal 2024, the Company announced the offering of a single-sum payment option to certain participants in the frozen OshKosh B'Gosh, Inc. Pension Plan (the "pension plan"), which commenced on June 1, 2024 and closed on July 15, 2024. In the third quarter of fiscal 2024, the pension plan paid $6.9 million from pension plan assets to electing participants, thereby reducing its pension benefit obligations. The transaction had no cash impact on the Company but did result in a non-cash pre-tax partial pension settlement charge of $0.9 million, which is included in Other expense (income), net on the Company's consolidated statement of operations.

Additionally, the Board of Directors authorized the termination of the pension plan, with an effective date of November 30, 2024. The Company may be required to make a contribution to fully fund the plan for termination prior to the purchase of a group annuity contract to transfer its remaining liabilities under the pension plan. The contribution amount will depend upon the nature and timing of participant settlements and prevailing market conditions. The Company expects to recognize a non-cash charge upon settlement of the pension plan's obligations in the second half of fiscal 2025. The Company has the right to change the effective date of the termination date or revoke the decision to terminate, but it has no current intent to do so.

Facility Closure and Severance Costs

The Company records severance costs when the appropriate notifications have been made to affected employees or when the decision is made, if the one-time benefits are contractual. When employees are required to work for a period before termination, the severance costs are recognized over the required service period. For operating leases, lease termination costs are recognized at fair value at the date the Company ceases to use the leased property. Useful lives assigned to fixed assets at the facility to be closed are revised based on the specifics of the exit plan, resulting in accelerated depreciation expense.

Seasonality

The Company experiences seasonal fluctuations in its sales and profitability due to the timing of certain holidays and key retail shopping periods, typically resulting in lower sales and gross profit in the first half of its fiscal year. Accordingly, the Company's results of operations during the first half of the year may not be indicative of the results for the full year.

Recent Accounting Pronouncements

Adopted in Fiscal 2024

Segment Reporting - Improvements to Reportable Segment Disclosures (ASU 2023-07)

In November 2023, the FASB issued *ASU No. 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures*. This new guidance is designed to improve the disclosures about a public entity's reportable segments and address requests from investors for more detailed information about a reportable segment's expenses in an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Public entities must adopt the changes to the segment reporting guidance on a retrospective basis. The Company adopted ASU 2023-07 in fiscal 2024. The effect of the adoption of ASU 2023-07 was not material to the Company's consolidated financial statements.

Supplier Finance Programs (ASU 2022-04)

In September 2022, the FASB issued *Accounting Standards Update No. 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations* ("ASU 2022-04"). This new guidance is designed to enhance transparency around supplier finance programs by requiring new disclosures that would allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the disclosure of the rollforward of annual activity, which is effective for fiscal years beginning after December 15, 2023. The Company adopted the annual disclosure requirements, except for the rollforward of annual activity, in fiscal 2023. The Company adopted the rollforward of annual activity requirement in fiscal 2024. The effect of the adoption of ASU 2022-04 was not material to the Company's consolidated financial statements.

To Be Adopted After Fiscal 2024

Income Taxes - Improvements to Income Tax Disclosures (ASU 2023-09)

In December 2023, the FASB issued *ASU No. 2023-09, Income Taxes - Improvements to Income Tax Disclosures.* This new guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and greater disaggregation of income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements but does not expect the effect of the adoption of ASU 2023-09 to be material.

Disaggregation of Income Statement Expenses (ASU 2024-03)

In November 2024, the FASB issued *ASU No. 2024-03, Disaggregation of Income Statement Expenses*. This new guidance is intended to increase transparency and comparability of financial statements by requiring disclosure of significant expense components for certain expenses on the face of the consolidated statement of operations. The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that this standard will on its consolidated financial statements but does not expect the effect of the adoption of ASU 2024-03 to be material.

NOTE 3 - REVENUE RECOGNITION

The Company's revenues are earned from contracts or arrangements with retail and wholesale customers and licensees. Contracts include written agreements, as well as arrangements that are implied by customary practices or law.

Form 10-K

Disaggregation of Revenue

The Company sells its products directly to consumers ("direct-to-consumer") and to other retail companies and partners that subsequently sell the products directly to their own retail customers. The Company also earns royalties from certain of its licensees. Disaggregated revenues from these sources for the fiscal years presented were as follows:

(dollars in thousands)		U.S. Retail		U.S. Wholesale		International		Total
Fiscal year ended December 28, 2024								
Direct-to-consumer	$	1,417,108	$	—	$	268,409	$	1,685,517
Wholesale channel		—		1,021,396		137,189		1,158,585
	$	1,417,108	$	1,021,396	$	405,598	$	2,844,102
Royalty income, net	$	5,365	$	11,072	$	2,814	$	19,251

(dollars in thousands)		U.S. Retail		U.S. Wholesale		International		Total
Fiscal year ended December 30, 2023								
Direct-to-consumer	$	1,501,780	$	—	$	268,596	$	1,770,376
Wholesale channel		—		1,014,584		160,634		1,175,218
	$	1,501,780	$	1,014,584	$	429,230	$	2,945,594
Royalty income, net	$	6,549	$	11,660	$	3,201	$	21,410

(dollars in thousands)		U.S. Retail		U.S. Wholesale		International		Total
Fiscal year ended December 31, 2022								
Direct-to-consumer	$	1,680,159	$	—	$	279,903	$	1,960,062
Wholesale channel		—		1,080,471		172,200		1,252,671
	$	1,680,159	$	1,080,471	$	452,103	$	3,212,733
Royalty income, net	$	8,815	$	12,915	$	4,090	$	25,820

Accounts Receivable from Customers and Licensees

The components of Accounts receivable, net, were as follows:

(dollars in thousands)		December 28, 2024		December 30, 2023
Trade receivables from wholesale customers, net	$	187,715	$	172,106
Royalties receivable, net		3,728		4,753
Other receivables[1]		13,444		20,032
Total receivables	$	204,887	$	196,891
Less: Wholesale accounts receivable reserves[2][3]		(10,053)		(13,117)
Accounts receivable, net	$	194,834	$	183,774

(1) Includes tax, payroll, gift card and other receivables. The balance for the fiscal period ended December 30, 2023 includes a receivable for a $6.9 million court approved settlement in December 2023 related to payment card interchange fees. This payment was received in the first quarter of fiscal 2024.

(2) Includes allowance for chargebacks of $4.4 million and $8.4 million for the periods ended December 28, 2024 and December 30, 2023, respectively.

(3) Includes allowance for credit losses of $5.7 million and $4.8 million for the periods ended December 28, 2024 and December 30, 2023, respectively.

Information regarding Wholesale accounts receivable reserves is as follows:

(dollars in thousands)	Wholesale accounts receivable reserves
Balance at January 1, 2022	$ 18,695
Additional provisions	9,280
Charges to reserve	(11,527)
Balance at December 31, 2022	$ 16,448
Additional provisions	5,220
Charges to reserve	(8,551)
Balance at December 30, 2023	$ 13,117
Additional provisions	2,836
Charges to reserve	(5,900)
Balance at December 28, 2024	$ 10,053

Contract Assets and Liabilities

The Company's contract assets are not material.

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future obligation to transfer goods to the customer. Total contract liabilities consisted of the following amounts:

(dollars in thousands)	December 28, 2024	December 30, 2023
Contract liabilities - current:		
Unredeemed gift cards	$ 25,043	$ 25,162
Unredeemed customer loyalty rewards	2,552	3,355
Carter's credit card - upfront bonus[1]	714	714
Total contract liabilities - current[2]	$ 28,309	$ 29,231
Contract liabilities - non-current[3]	$ —	$ 714
Total contract liabilities	$ 28,309	$ 29,945

(1) The Company received an upfront signing bonus from a third-party financial institution, which will be recognized as revenue on a straight-line basis over the term of the agreement. This amount reflects the current portion of this bonus to be recognized as revenue over the next twelve months.

(2) Included within Other current liabilities on the Company's consolidated balance sheet.

(3) This amount reflects the non-current portion of the Carter's credit card upfront bonus and is included within Other long-term liabilities on the Company's consolidated balance sheet.

Composition of Contract Liabilities

Unredeemed gift cards - the Company is obligated to transfer goods in the future to customers who have purchased gift cards. Periodic changes in the gift card contract liability result from the purchase of gift cards, the redemption of gift cards by customers and the recognition of estimated breakage revenue for those gift card balances that are not expected to be redeemed. Although gift cards do not have an expiration date, the Company classifies all outstanding gift card balances as current liabilities, as they are redeemable on demand by the valid card holder. The majority of the Company's gift cards are redeemed within one year of issuance. During fiscal 2024 and fiscal 2023, the Company recognized revenue of $10.5 million and $9.4 million related to the gift card liability balance that existed at December 30, 2023 and December 31, 2022, respectively.

Unredeemed loyalty rewards - points and reward certificates earned by customers under the Company's loyalty program represent obligations of the Company to transfer goods to the customer upon redemption. Periodic changes in the loyalty program contract liability result from new rewards earned, reward certificate redemptions and expirations. The earning and redemption cycles for our loyalty program are under one year in duration.

Carter's credit card - upfront bonus - the Company received an upfront bonus from a third-party financial institution, which will be recognized as revenue on a straight-line basis over the term of the agreement.

NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment, net consists of the following:

(dollars in thousands)	December 28, 2024	December 30, 2023
Land, building, and leasehold improvements	$ 375,173	$ 357,029
Fixtures, equipment, and computer hardware	301,732	302,747
Computer software[(*)]	98,563	129,685
Construction in progress	8,158	9,557
	783,626	799,018
Accumulated depreciation and amortization	(602,670)	(615,907)
Total	$ 180,956	$ 183,111

(*)   Decrease related to the derecognition of fully depreciated computer software assets that were no longer in service.

Depreciation and amortization expense related to property, plant, and equipment was $54.2 million, $60.4 million, and $61.5 million for fiscal years 2024, 2023, and 2022, respectively.

NOTE 5 - LEASES

The Company has operating leases for retail stores, distribution centers, corporate offices, data centers, and certain equipment. The Company's leases generally have initial terms ranging from 3 years to 10 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to early terminate the lease.

As of the periods presented, the Company's finance leases were not material to the consolidated balance sheets, consolidated statements of operations, or statement of cash flows.

The following components of lease expense are included in Selling, general, and administrative expenses on the Company's consolidated statements of operations for the fiscal periods indicated:

	Fiscal year ended		
(dollars in thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Operating lease cost	$ 177,034	$ 171,072	$ 160,210
Variable lease cost[(*)]	57,992	56,089	66,400
Net lease cost	$ 235,026	$ 227,161	$ 226,610

(*)   Includes short-term leases, which are not material, and any operating lease impairment charges.

Supplemental balance sheet information related to leases was as follows:

	December 28, 2024	December 30, 2023
Weighted average remaining operating lease term (years)	5.9	5.8
Weighted average discount rate for operating leases	5.0%	4.63%

Cash paid for amounts included in the measurement of operating lease liabilities in fiscal 2024 and fiscal 2023 was $175.0 million and $177.8 million, respectively.

Operating lease assets obtained in exchange for operating lease liabilities in fiscal 2024 and fiscal 2023 were $196.3 million and $184.6 million, respectively. Operating lease assets obtained primarily consist of new or modified leases.

As of December 28, 2024, the maturities of lease liabilities were as follows:

(dollars in thousands)	Operating leases
2025	$ 151,728
2026	146,911
2027	115,942
2028	93,103
2029	69,325
After 2029	167,329
Total lease payments	$ 744,338
Less: Interest	(112,271)
Present value of lease liabilities[(*)]	$ 632,067

(*) As the rate implicit in the majority of the Company's leases is not readily determinable, the Company uses the incremental borrowing rate based on the information available at commencement date, including the lease term and currency, to determine the present value of lease payments.

As of December 28, 2024, the minimum rental commitments for additional operating lease contracts, primarily for retail stores, that have not yet commenced are $24.7 million. These operating leases will commence in fiscal year 2025 and fiscal year 2026 with lease terms of 7 years to 10 years.

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

The balances and changes in the carrying amount of Goodwill attributable to each segment were as follows:

(dollars in thousands)	U.S. Retail	U.S. Wholesale	International	Total
Balance at December 31, 2022[(*)]	$ 83,934	$ 74,454	$ 50,945	$ 209,333
Foreign currency impact	—	—	1,204	1,204
Balance at December 30, 2023	$ 83,934	$ 74,454	$ 52,149	$ 210,537
Foreign currency impact	—	—	(3,662)	(3,662)
Balance at December 28, 2024	$ 83,934	$ 74,454	$ 48,487	$ 206,875

(*) Goodwill attributable to the International segment is net of accumulated impairment losses of $17.7 million.

A summary of the carrying value of the Company's intangible assets were as follows:

(dollars in thousands)	Weighted-average useful life	December 28, 2024			December 30, 2023		
		Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Carter's tradename	Indefinite	$ 220,233	$ —	$ 220,233	$ 220,233	$ —	$ 220,233
OshKosh tradename[(1)]	Indefinite	40,000	—	40,000	70,000	—	70,000
Skip Hop tradename	Indefinite	6,000	—	6,000	6,000	—	6,000
Finite-life tradenames[(2)]	5 - 20 years	3,911	2,136	1,775	3,911	1,958	1,953
Total tradenames, net		$ 270,144	$ 2,136	$ 268,008	$ 300,144	$ 1,958	$ 298,186
Skip Hop customer relationships	15 years	$ 47,300	$ 24,540	$ 22,760	$ 47,300	$ 21,363	$ 25,937
Carter's Mexico customer relationships	10 years	3,145	2,362	783	3,324	2,023	1,301
Total customer relationships, net		$ 50,445	$ 26,902	$ 23,543	$ 50,624	$ 23,386	$ 27,238

(1) A non-cash pre-tax impairment charge of $30.0 million on the *OshKosh* indefinite-lived tradename asset was recorded during fiscal 2024.

(2) Relates to the acquisition of rights to the Carter's brand in Chile in December 2014 and the acquisition of the Skip Hop brand in February 2017.

The carrying values of goodwill and indefinite-lived tradename assets are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. These impairment reviews are performed in accordance with ASC 350, "*Intangibles--Goodwill and Other*" ("ASC 350").

In fiscal 2024, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024.

The goodwill impairment assessment for each reporting unit was performed in accordance with ASC 350 and compares the carrying value of each reporting unit to its fair value. Consistent with prior practice, the Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. Based upon this assessment, there were no impairments on the value of goodwill.

The indefinite-lived tradename asset assessments were performed in accordance with ASC 350 and were determined using a discounted cash flow analysis which examined the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. Based on these assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on our indefinite-lived *OshKosh* tradename asset to write-down the carrying value to $40.0 million. This impairment charge was the result of decreased actual and projected sales and profitability for our *OshKosh* brand.

In fiscal 2022, a non-cash pre-tax impairment charge of $9.0 million was recorded during the fourth quarter of fiscal 2022 on our indefinite-lived Skip Hop tradename asset to write-down the carrying value to $6.0 million. This impairment charge was due to increased discount rates, decreased actual and projected sales and profitability, and the announcement of the substantial doubt of a *Skip Hop* wholesale customer's ability to continue to operate as a going concern.

Changes in the carrying values between comparative periods for goodwill related to the International segment were due to fluctuations in the foreign currency exchange rates primarily between the Canadian and U.S. dollar that were used in the remeasurement process for preparing the Company's consolidated financial statements. The changes in the carrying value of customer relationships for Carter's Mexico, including the related accumulated amortization, that were not attributable to amortization expense was also impacted by foreign currency exchange rate fluctuations.

Amortization expense for intangible assets subject to amortization was $3.7 million for each of fiscal years 2024, 2023, and 2022. Amortization expense is included in SG&A expenses on the Company's consolidated statements of operations.

The estimated amortization expense for the next five fiscal years is as follows:

(dollars in thousands)		Amortization expense
2025	$	3,657
2026	$	3,657
2027	$	3,531
2028	$	3,354
2029	$	3,354

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at the end of any comparable period, were as follows:

(dollars in thousands)	December 28, 2024	December 30, 2023
Prepaid information technology-related contracts[(*)]	14,953	11,504
Prepaid income taxes	4,398	2,563
Other	13,229	15,064
Prepaid expenses and other current assets	$ 32,580	$ 29,131

(*)   Primarily related to cloud computing arrangements and software maintenance contracts.

NOTE 8 – OTHER CURRENT LIABILITIES

Other current liabilities at the end of any comparable period, were as follows:

(dollars in thousands)	December 28, 2024	December 30, 2023
Unredeemed gift cards	$ 25,043	$ 25,162
Accrued employee benefits	20,824	17,928
Accrued taxes	14,455	12,909
Income taxes payable	13,820	12,697
Accrued salaries and wages	12,345	12,458
Accrued bonuses and incentive compensation[*]	2,757	20,817
Other	40,808	32,373
Other current liabilities	$ 130,052	$ 134,344

(*) Decrease primarily related to lower than forecasted financial performance in fiscal 2024.

NOTE 9 – SUPPLY CHAIN FINANCE PROGRAM

We have established a voluntary supply chain finance ("SCF") program through participating financial institutions. This SCF program enables participating suppliers to accelerate payments for receivables due from the Company by selling them directly to the participating financial institutions at their discretion. As of December 28, 2024, the SCF program has a $70.0 million revolving capacity. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the SCF program. Payment terms for most of our suppliers are 60 days, regardless of participation in the SCF program. The Company does not provide any guarantees under the SCF program.

The Company's liability related to amounts payable to the participating financial institution for suppliers who voluntarily participate in the SCF program are included in Accounts payable on our consolidated balance sheets. As of December 28, 2024 and December 30, 2023, amounts under the SCF program included in Accounts payable were $19.0 million and $14.8 million, respectively. Payments made in connection with the SCF program, like payments of other accounts payable, are reflected as a reduction to our operating cash flow.

The rollforward of the Company's liability related to amounts payable to the participating financial institution, including new additions, settlements and the ending balance is as follows:

(dollars in thousands)	Amounts payable under SCF program
Outstanding, December 30, 2023	$ 14,792
Invoices confirmed during the year	148,343
Confirmed invoices paid during the year	(144,092)
Outstanding, December 28, 2024	$ 19,043

NOTE 10 – LONG-TERM DEBT

Long-term debt consisted of the following:

(dollars in thousands)	December 28, 2024	December 30, 2023
$500 million, 5.625% Senior Notes due 2027	$ 500,000	$ 500,000
Less: unamortized debt issuance-related costs	(1,873)	(2,646)
Senior notes, net	$ 498,127	$ 497,354
Secured revolving credit facility	—	—
Total long-term debt, net	$ 498,127	$ 497,354

Secured Revolving Credit Facility

As of December 28, 2024, the Company had no outstanding borrowings under its secured revolving credit facility, exclusive of $4.7 million of outstanding letters of credit. As of December 30, 2023, the Company had no outstanding borrowings under its secured revolving credit facility, exclusive of $4.4 million of outstanding letters of credit. As of December 28, 2024 and December 30, 2023, there was $845.3 million and $845.6 million available for future borrowing, respectively. All outstanding borrowings under the Company's secured revolving credit facility are classified as non-current liabilities on the Company's consolidated balance sheets due to contractual repayment terms under the credit facility.

Terms of the Secured Revolving Credit Facility

The Company's secured revolving credit facility provides for an aggregate credit line of $850.0 million which includes a $750.0 million U.S. dollar facility and a $100.0 million multicurrency facility. The credit facility matures in April 2027. The facility contains covenants that restrict the Company's ability to, among other things: (i) create or incur liens, debt, guarantees or other investments, (ii) engage in mergers and consolidations, (iii) pay dividends or other distributions to, and redemptions and repurchases from, equity holders, (iv) prepay, redeem or repurchase subordinated or junior debt, (v) amend organizational documents, and (vi) engage in certain transactions with affiliates.

The Company's secured revolving credit facility provides for a leverage-based pricing grid which determines an interest rate for borrowings, calculated as the applicable floating benchmark rate plus a credit spread adjustment, if any, plus an amount ranging from 1.125% to 1.625%, based on leverage. As of December 28, 2024, the borrowing rate for an adjusted term Secured Overnight Financing Rate ("SOFR") loan would have been 5.58%, which includes a leverage-based adjustment of 1.125%.

As of December 28, 2024, the Company was in compliance with its financial and other covenants under the secured revolving credit facility.

Senior Notes

2022 Redemption of Senior Notes due 2025

On April 4, 2022, the Company, through its wholly-owned subsidiary, TWCC redeemed $500 million principal amount of senior notes, bearing interest at a rate of 5.500% per annum, and originally maturing on May 15, 2025. Pursuant to the optional redemption provisions described in the indenture dated as of May 11, 2020, TWCC paid the outstanding principal plus accrued interest and an applicable premium as defined in the indenture. This debt redemption resulted in a loss on extinguishment of debt of $19.9 million, primarily consisting of $15.7 million of the applicable premium and $4.3 million related to the write-off of unamortized debt issuance costs.

Senior Notes due 2027

On March 14, 2019, TWCC issued $500 million principal amount of senior notes at par, bearing interest at a rate of 5.625% per annum, and maturing on March 15, 2027. TWCC may redeem all or part of the senior notes at a redemption price of 100% of the principal amount of the senior notes, plus accrued and unpaid interest.

The senior notes mentioned above are unsecured and are fully and unconditionally guaranteed by Carter's, Inc. and certain domestic subsidiaries of TWCC. The guarantor subsidiaries are 100% owned directly or indirectly by Carter's, Inc. and all guarantees are joint, several and unconditional.

The indenture governing the senior notes provides that upon the occurrence of specific kinds of changes of control, unless a redemption notice with respect to all the outstanding senior notes has previously or concurrently been mailed or delivered, TWCC will be required to make an offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase.

The indenture governing the senior notes includes a number of covenants, that, among other things and subject to certain exceptions, restrict TWCC's ability and the ability of certain of its subsidiaries to: (a) incur certain types of indebtedness that is secured by a lien; (b) enter into certain sale and leaseback transactions; and (c) consolidate or merge with or into, or sell substantially all of the issuer's assets to, another person, under certain circumstances. Terms of the notes contain customary affirmative covenants and provide for events of default which, if certain of them occur, would permit the trustee or the holders of at least 25.0% in principal amount of the then total outstanding senior notes to declare all amounts owning under the notes to be due and payable. Carter's, Inc. is not subject to these covenants.

NOTE 11 – COMMON STOCK

Open Market Share Repurchases

The Company repurchased and retired shares in open market transactions in the following amounts for the fiscal periods indicated:

	Fiscal year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Number of shares repurchased[1]	736,423	1,446,269	3,747,187
Aggregate cost of shares repurchased *(dollars in thousands)*[2]	$ 50,526	$ 100,034	$ 299,667
Average price per share[2]	$ 68.61	$ 69.17	$ 79.97

(1) Share repurchases were made in compliance with all applicable rules and regulations and in accordance with the share repurchase authorizations.

(2) The aggregate cost of share repurchases and average price paid per share excludes excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

On February 24, 2022, the Company's Board of Directors authorized share repurchases up to $1.00 billion, inclusive of $301.9 million remaining under previous authorizations. The total remaining capacity under outstanding repurchase authorizations as of December 28, 2024 was $599.0 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured revolving credit facility, market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 21, 2025, the Company's Board of Directors declared a quarterly cash dividend payment of $0.80 per common share, payable on March 28, 2025 to shareholders of record at the close of business on March 10, 2025.

In each quarter of fiscal 2024, the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.80 (for an aggregate cash dividend per common share of $3.20 for fiscal 2024). In fiscal 2023 the Board of Directors declared, and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023). Additionally, in each quarter of fiscal 2022, the Board of Directors declared and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2022).

Our Board of Directors will evaluate future dividend declarations based on a number of factors, including restrictions under the Company's revolving credit facility, business conditions, the Company's financial performance, and other considerations.

Provisions in the Company's secured revolving credit facility could have the effect of restricting the Company's ability to pay cash dividends on, or make future repurchases of its common stock, as further described in Note 10, *Long-Term Debt,* to the consolidated financial statements.

NOTE 12 – STOCK-BASED COMPENSATION

Under the Company's Amended and Restated Equity Incentive Plan (the "Plan"), the Compensation Committee of the Board of Directors may award incentive stock options, stock appreciation rights, restricted stock (including time-based awards, performance-based awards, and market-based awards), unrestricted stock, stock deliverable on a deferred basis (including restricted stock units).

As of December 28, 2024, the maximum number of shares of stock available under the Plan was 18,778,392, and there were 1,805,675 remaining shares available for grant under the Plan. The Plan makes a provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction. Participation in the Plan is limited to members of the Company's Board of Directors, executive officers and other key employees.

The limit on shares available under the Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. All stock options issued under the Plan expire no later than ten years from the date of grant. The Company believes that the current level of authorized shares is sufficient to satisfy future grants for the foreseeable future.

Form 10-K

The Company recorded stock-based compensation cost as follows:

	Fiscal year ended		
(dollars in thousands)	**December 28, 2024**	**December 30, 2023**	**December 31, 2022**
Stock options	$ —	$ —	$ 189
Restricted stock:			
Time-based awards	16,388	17,243	17,893
Performance-based awards[(*)]	(935)	670	2,091
Market-based awards	788	—	—
Stock awards	1,600	1,550	1,706
Total	$ 17,841	$ 19,463	$ 21,879

(*) Decrease in fiscal 2024 and fiscal 2023 relates to the downward revision of estimates for the achievement of performance targets related to certain performance-based grants. During fiscal 2024, the revision of performance target estimates resulted in a reversal of previously recognized stock-based compensation expense for outstanding performance-based awards.

As of December 28, 2024, and December 30, 2023, there was no unrecognized compensation costs remaining related to stock options.

Stock Options

Stock options vest in equal annual installments over a four-year period. The Company issues new shares to satisfy stock option exercises. There were no stock options granted in fiscal 2024, 2023, and 2022.

Changes in the Company's stock options for the fiscal year ended December 28, 2024 were as follows:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual terms (years)	Aggregate intrinsic value (in thousands)
Outstanding, December 30, 2023	446,831	$ 96.20		
Granted[(*)]	—	$ —		
Exercised	(4,408)	$ 83.32		
Forfeited	—	$ —		
Expired	(53,397)	$ 95.26		
Outstanding, December 28, 2024	389,026	$ 96.47	1.96	$ —
Vested and expected to vest, December 28, 2024	389,026	$ 96.47	1.96	$ —
Exercisable, December 28, 2024	389,026	$ 96.47	1.96	$ —

(*) The Company did not grant any stock options in fiscal 2024.

The intrinsic value of stock options exercised during the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022 was $0.1 million, $0.3 million, and $1.4 million, respectively.

Restricted Stock Awards

Restricted stock awards issued under the Plan vest based upon: 1) continued service (time-based) 2) a combination of continued service and performance targets (performance-based) or 3) a combination of continued service and the Company's relative total shareholder return (market-based).

The following table summarizes activity related to all restricted stock awards during the fiscal year ended December 28, 2024:

	Restricted stock awards		Weighted-average grant date fair value per award
Outstanding, December 30, 2023	755,289	$	84.63
Granted	372,933	$	80.32
Vested	(254,244)	$	89.57
Forfeited	(51,327)	$	82.04
Outstanding, December 28, 2024	822,651	$	81.31

During fiscal 2023, a total of 184,803 shares of restricted stock vested with a weighted-average fair value of $91.84 per share. During fiscal 2022, a total of 205,120 shares of restricted stock vested with a weighted-average fair value of $95.54 per share.

At December 28, 2024, there was $30.8 million of unrecognized compensation cost (net of estimated forfeitures) related to all restricted stock awards which is expected to be recognized over a weighted-average period of approximately 2.5 years.

Time-based Restricted Stock Awards

Fiscal year	Number of awards granted		Weighted-average grant date fair value per award
2022	230,625	$	90.06
2023	272,509	$	73.80
2024	266,539	$	77.00

Time-based restricted stock awards vest in equal annual installments or cliff vest after a three-year or four-year period. During fiscal years 2024, 2023, and 2022, a total of 254,244 shares, 184,803 shares, and 162,508 shares, respectively, of time-based restricted stock vested with a weighted-average fair value of $89.57 per share, $91.84 per share, and $97.29 per share, respectively. At December 28, 2024, there was $26.4 million of unrecognized compensation cost (net of estimated forfeitures) related to time-based restricted stock which is expected to be recognized over a weighted-average period of approximately 2.5 years.

Performance-based Restricted Stock Awards

Fiscal year	Number of awards granted		Weighted-average grant date fair value per award
2022	89,760	$	91.12
2023	112,284	$	74.06
2024	55,089	$	81.95

Performance-based restricted stock awards cliff vest after a three-year period, subject to the achievement of the performance target. During the fiscal years 2024 and 2023, no performance shares vested. During fiscal 2022, 42,612 performance shares vested. As of December 28, 2024, a total of 237,697 performance shares were unvested with a weighted-average fair value of $81.38 per share. As of December 28, 2024, there was $2.3 million unrecognized compensation cost (net of estimated forfeitures) related to the unvested performance-based restricted stock awards based which is expected to be recognized over a weighted-average period of approximately 1.9 years. The Company recognizes compensation cost ratably over the applicable performance periods based on the estimated probability of achievement of its performance targets at the end of each period.

Market-based Restricted Stock Awards

Fiscal year	Number of awards granted		Weighted-average grant date fair value per award
2024	28,375	$	117.28

The market-based restricted stock awards cliff vest after a three-year period, subject to the performance of the Company's TSR relative to the TSR of a select group of peer companies over the three-year period. A Monte-Carlo simulation was utilized to determine the grant-date fair value of the market-based restricted stock awards, using the following assumptions: beginning

Form 10-K

TSR price of $73.60, grant date share price of $81.95, simulation term of 3 years, expected volatility of 32.9%, and risk-free interest rate of 4.5%.

As of December 28, 2024, a total of 28,375 market-based restricted shares were unvested with a weighted-average fair value of $117.28 per share. As of December 28, 2024, there was $2.2 million unrecognized compensation cost (net of estimated forfeitures) related to the unvested market-based restricted stock awards based which is expected to be recognized over a weighted-average period of approximately 2.2 years.

Stock Awards

Included in restricted stock awards are grants to non-management members of the Company's Board of Directors. At issuance, these awards were fully vested and issued as shares of the Company's common stock. The Company records the stock-based compensation expense immediately as there are no vesting terms. During fiscal years 2024, 2023, and 2022, such awards were as follows:

Fiscal year	Number of shares issued	Weighted-average grant date fair value per share
2022	21,725 $	78.51
2023	23,850 $	65.01
2024	22,930 $	69.78

The Company received no proceeds from the issuance of these shares.

NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of Accumulated other comprehensive (loss) income consisted of the following:

(dollars in thousands)	Pension liability adjustments[*]	Post-retirement liability adjustments	Cumulative translation adjustments	Accumulated other comprehensive (loss) income
Balance at January 1, 2022	$ (8,920) $	1,325 $	(21,302) $	(28,897)
Fiscal year 2022 change	1,739	344	(7,524)	(5,441)
Balance at December 31, 2022	(7,181)	1,669	(28,826)	(34,338)
Fiscal year 2023 change	160	(330)	10,593	10,423
Balance at December 30, 2023	(7,021)	1,339	(18,233)	(23,915)
Fiscal year 2024 change	2,000	(274)	(21,489)	(19,763)
Balance at December 28, 2024	$ (5,021) $	1,065 $	(39,722) $	(43,678)

(*) Includes reclassification adjustments for deferred losses on pension obligations of $0.7 million (net of income taxes of $0.2 million) related to the partial settlement of the pension plan in fiscal 2024.

As of December 28, 2024 and December 30, 2023, the cumulative tax effect on the pension liability adjustments were $1.6 million and $2.2 million, respectively. As of December 28, 2024 and December 30, 2023, the cumulative tax effect on the post-retirement liability adjustments were $0.3 million and $0.4 million, respectively.

For the fiscal years ended December 28, 2024 and December 30, 2023, amounts reclassified from Accumulated other comprehensive loss to the consolidated statements of operations consisted of the partial settlement of the pension plan in fiscal 2024 and the amortization of actuarial gains and losses related to the Company's defined benefit pension plan and defined benefit post-retirement plans. The partial pension settlement charge was recorded in Other expense (income), net on the Company's consolidated statement of operations. The amortization of actuarial gains and losses amounts are included in the net periodic cost or benefit recognized for these plans during the respective fiscal year. For additional information, see Note 17, *Employee Benefit Plans*, to the consolidated financial statements.

NOTE 14 – FAIR VALUE MEASUREMENTS

Investments

The Company invests comparable amounts in marketable securities, principally equity-based mutual funds, to approximate the participant's investment return on employee deferrals of compensation. All of the marketable securities are included in Other assets on the accompanying consolidated balance sheets, and their aggregate fair values were $19.5 million and $17.3 million at the end of fiscal 2024 and fiscal 2023, respectively. These investments are classified as Level 1 within the fair value hierarchy.

The change in the aggregate fair values of marketable securities is due to the net activity of gains and losses and any contributions and distributions during the period. Gains on the investments in marketable securities were $2.2 million for fiscal 2024 and fiscal 2023. These amounts are included in Other expense (income), net on the Company's consolidated statement of operations.

The fair value of the Company's pension plan assets at December 28, 2024 and December 30, 2023, by asset category, are disclosed in Note 17, *Employee Benefits Plans*, to the consolidated financial statements.

Borrowings

As of December 28, 2024, the Company had no outstanding borrowings under its secured revolving credit facility.

The fair value of the Company's senior notes was $494.4 million and $493.7 million at December 28, 2024 and December 30, 2023, respectively. The fair value of these senior notes with a notional value and carrying value (gross of debt issuance costs) of $500.0 million was estimated using a quoted price as provided in the secondary market, which considers the Company's credit risk and market related conditions, and is therefore within Level 2 of the fair value hierarchy.

Goodwill, Intangible, and Other Long-Lived Assets

Some assets are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances. These assets can include goodwill, indefinite-lived intangible assets, and other long-lived assets that have been reduced to fair value when impaired. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs.

In fiscal 2024, the Company performed a quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024.

The goodwill impairment assessment for each reporting unit was performed in accordance with ASC 350 and compares the carrying value of each reporting unit to its fair value. Consistent with prior practice, the Company uses a 50% weighting of the income approach and a 50% weighting of the market approach to determine the fair value of a reporting unit. Based upon this assessment, there were no impairments on the value of goodwill.

The indefinite-lived tradename asset assessments were performed in accordance with ASC 350 and were determined using a discounted cash flow analysis which examined the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. Based on these assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on our indefinite-lived *OshKosh* tradename asset to write-down the carrying value to $40.0 million. This impairment charge was the result of decreased actual and projected sales and profitability for our *OshKosh* brand.

NOTE 15 – INCOME TAXES

Provision for Income Taxes

The provision for income taxes consisted of the following:

	Fiscal year ended		
(dollars in thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Current tax provision:			
Federal	$ 33,397	$ 47,643	$ 43,569
State	7,422	8,943	8,307
Foreign	10,903	13,756	15,562
Total current provision	$ 51,722	$ 70,342	$ 67,438
Deferred tax (benefit) provision:			
Federal	$ (3,965)	$ (148)	$ (1,484)
State	(25)	(512)	425
Foreign	(2,432)	60	319
Total deferred benefit	(6,422)	(600)	(740)
Total provision	$ 45,300	$ 69,742	$ 66,698

The foreign portion of the tax position substantially relates to the Company's international operations in Canada, Hong Kong and Mexico, in addition to foreign tax withholdings related to the Company's foreign royalty income.

The Company plans to repatriate undistributed earnings from Hong Kong and has provided for deferred income taxes related to these earnings. Since the current U.S. tax regime taxes foreign earnings in the year earned, taxes associated with repatriation are not material. Deferred income taxes have not been provided for undistributed foreign earnings from Canada or Mexico, or any additional outside basis difference inherent in all foreign entities, as these amounts continue to be indefinitely reinvested in foreign operations. Total undistributed earnings from the Company's subsidiaries in Canada and Mexico amounted to $101.3 million. Unrecognized deferred tax liability related to undistributed earnings from the Company's subsidiaries in Canada and Mexico is estimated to be approximately $4.8 million, based on applicable withholding taxes, levels of foreign income previously taxed in the U.S. and applicable foreign tax credit limitations. The company accounts for the additional U.S. income tax on its foreign earnings under Global Intangible Low-Taxed Income ("GILTI") as a period expense in the period in which additional tax is due.

The components of income before income taxes were as follows:

	Fiscal year ended		
(dollars in thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Domestic	$ 167,741	$ 240,627	$ 227,929
Foreign	63,068	61,615	88,807
Total	$ 230,809	$ 302,242	$ 316,736

Effective Rate Reconciliation

The difference between the Company's effective income tax rate and the federal statutory tax rate is reconciled below:

	Fiscal year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax benefit	2.9 %	3.0 %	2.8 %
Impact of foreign operations	(3.4)%	(0.8)%	(2.0)%
Settlement of uncertain tax positions	(0.5)%	(0.6)%	(0.7)%
Benefit from stock-based compensation	— %	— %	(0.1)%
Other	(0.4)%	0.5 %	0.1 %
Total	19.6 %	23.1 %	21.1 %

The Company and its subsidiaries file a consolidated United States federal income tax return, as well as separate and combined income tax returns in numerous state and foreign jurisdictions. In most cases, the Company is no longer subject to U.S. tax authority examinations for years prior to fiscal 2021.

Deferred Taxes

The following table reflects the Company's calculation of the components of deferred tax assets and liabilities as of December 28, 2024 and December 30, 2023.

(dollars in thousands)	December 28, 2024	December 30, 2023
Deferred tax assets:	Assets (Liabilities)	
Accounts receivable allowance	$ 4,321	$ 5,263
Inventory	12,408	14,271
Accrued liabilities	8,810	11,208
Equity-based compensation	3,886	3,511
Deferred employee benefits	3,062	3,397
Leasing liabilities	128,904	105,756
Other	5,078	4,771
Total deferred tax assets	166,469	148,177
Deferred tax liabilities:		
Depreciation	(19,060)	(19,654)
Leasing assets	(115,419)	(93,943)
Tradename and licensing agreements	(63,144)	(71,361)
Other	(2,712)	(2,516)
Total deferred tax liabilities	(200,335)	(187,474)
Net deferred tax liability	$ (33,866)	$ (39,297)

Amounts recognized in the consolidated balance sheets:

(dollars in thousands)	December 28, 2024	December 30, 2023
	Assets (Liabilities)	
Deferred tax assets	$ 4,344	$ 2,173
Deferred tax liabilities	(38,210)	(41,470)
Net deferred tax liability	$ (33,866)	$ (39,297)

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(dollars in thousands)	
Balance at January 1, 2022	$ 8,856
Additions based on tax positions related to fiscal 2022	1,040
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(2,803)
Balance at December 31, 2022	$ 7,093
Additions based on tax positions related to fiscal 2023	1,545
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(2,373)
Balance at December 30, 2023	$ 6,265
Additions based on tax positions related to fiscal 2024	1,500
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(1,255)
Balance at December 28, 2024	$ 6,510

As of December 28, 2024, the Company had gross unrecognized tax benefits of $6.5 million, of which $5.7 million, if ultimately recognized, will affect the Company's effective tax rate in the period settled. The Company has recorded tax positions for which the ultimate deductibility is more likely than not, but for which there is uncertainty about the timing of such deductions. Because of deferred tax accounting, changes in the timing of these deductions would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authorities.

Included in the reserves for unrecognized tax benefits are $1.5 million of reserves for which the statute of limitations is expected to expire within the next fiscal year. If these tax benefits are ultimately recognized, such recognition, net of federal income taxes, may affect the annual effective tax rate for fiscal 2025 and the effective tax rate in the quarter in which the benefits are recognized.

The Company recognizes interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2024, fiscal 2023, and fiscal 2022, expense recorded on uncertain tax positions was not material. The Company had accrued interest on uncertain tax positions of $1.6 million and $1.5 million as of December 28, 2024 and December 30, 2023, respectively.

NOTE 16 – EARNINGS PER SHARE

The following is a reconciliation of basic common shares outstanding to diluted common and common equivalent shares outstanding:

		Fiscal year ended				
		December 28, 2024		December 30, 2023		December 31, 2022
Weighted-average number of common and common equivalent shares outstanding:						
Basic number of common shares outstanding		35,524,378		36,589,922		38,822,737
Dilutive effect of equity awards		1,238		3,344		27,908
Diluted number of common and common equivalent shares outstanding		35,525,616		36,593,266		38,850,645
Earnings per share:						
(dollars in thousands, except per share data)						
Basic net income per common share:						
Net income	$	185,509	$	232,500	$	250,038
Income allocated to participating securities		(3,679)		(4,285)		(3,714)
Net income available to common shareholders	$	181,830	$	228,215	$	246,324
Basic net income per common share	$	5.12	$	6.24	$	6.34
Diluted net income per common share:						
Net income	$	185,509	$	232,500	$	250,038
Income allocated to participating securities		(3,679)		(4,285)		(3,712)
Net income available to common shareholders	$	181,830	$	228,215	$	246,326
Diluted net income per common share	$	5.12	$	6.24	$	6.34
Anti-dilutive shares excluded from dilutive earnings per share calculations [*]		422,865		477,373		526,618

(*)   The volume of antidilutive shares is, in part, due to the related unamortized compensation costs.

The Company grants shares of its common stock in the form of restricted stock awards to certain key employees under the Company's Amended and Restated Equity Incentive Plan (see Note 12, *Stock-based Compensation*, to the consolidated financial statements). Prior to vesting of the restricted stock awards, the grant recipients are entitled to receive non-forfeitable cash dividends if the Company declares and pays dividends on the Company's common stock. Accordingly, unvested shares of the Company's restricted stock awards are deemed to be participating securities for purposes of computing diluted earnings per share (EPS), and therefore the Company's diluted EPS represents the lower of the amounts calculated under the treasury stock method or the two-class method of calculating diluted EPS.

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Company maintains defined contribution plans, a deferred compensation plan, and two defined benefit plans. The two defined benefit plans include the OshKosh B'Gosh pension plan and a post-retirement life and medical plan.

OshKosh B'Gosh Pension Plan

Partial Termination

During the second quarter of fiscal 2024, the Company announced the offering of a single-sum payment option to certain participants in the frozen OshKosh B'Gosh, Inc. Pension Plan (the "pension plan"), which commenced on June 1, 2024 and closed on July 15, 2024. In August 2024, the pension plan paid $6.9 million from pension plan assets to electing participants, thereby reducing its pension benefit obligations. The transaction had no cash impact on the Company but did result in a non-cash pre-tax partial pension settlement charge of $0.9 million, which is included in Other expense (income), net on the Company's consolidated statement of operations.

Additionally, the Board of Directors authorized the termination of the pension plan, with an effective date of November 30, 2024. The Company may be required to make a contribution to fully fund the plan for termination prior to the purchase of a group annuity contract to transfer its remaining liabilities under the pension plan. The contribution amount will depend upon the nature and timing of participant settlements and prevailing market conditions. The Company expects to recognize a non-cash charge upon settlement of the pension plan's obligations in the second half of fiscal 2025. The Company has the right to change the effective date of the termination date or revoke the decision to terminate, but it has no current intent to do so.

Funded Status

The retirement benefits under the pension plan were frozen as of December 31, 2005. A reconciliation of changes in the projected pension benefit obligation and plan assets is as follows:

	Fiscal year ended	
(dollars in thousands)	**December 28, 2024**	**December 30, 2023**
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 54,785	$ 53,847
Interest cost	2,401	2,617
Actuarial (gain) loss	(4,202)	1,376
Benefits paid	(3,021)	(3,055)
Effect of settlement	(6,886)	—
Projected benefit obligation at end of year	$ 43,077	$ 54,785
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 55,959	$ 55,245
Actual return on plan assets	(503)	3,769
Benefits paid	(3,021)	(3,055)
Effect of settlement	(6,886)	—
Fair value of plan assets at end of year	$ 45,549	$ 55,959
Funded status	$ 2,472	$ 1,174

The accumulated benefit obligation is equal to the projected benefit obligation as of December 28, 2024 and December 30, 2023 because the plan is frozen. The Company does not expect to make any contributions to the pension plan during fiscal 2025 as the plan's funding exceeds the minimum funding requirements.

The actuarial gain in fiscal 2024 was primarily attributable to increased discount rates and the removal of participants electing to receive a single-sum payment from the pension plan. The actuarial loss in fiscal 2023 was primarily attributable to decreased discount rates. The funded status asset is included in Other assets in the Company's consolidated balance sheet.

Net Periodic Pension Cost and Changes Recognized in Other Comprehensive Income

The components of net periodic pension cost recognized in the statement of operations and changes recognized in other comprehensive income were as follows:

		Fiscal year ended				
(dollars in thousands)		December 28, 2024		December 30, 2023		December 31, 2022
Recognized in the statement of operations:						
Interest cost	$	2,401	$	2,617	$	1,909
Expected return on plan assets		(2,176)		(2,372)		(3,432)
Amortization of net loss[(*)]		148		189		217
Partial pension plan settlement charge[(*)]		949		—		—
Net periodic pension cost (benefit)	$	1,322	$	434	$	(1,306)
Changes recognized in other comprehensive income:						
Net gain arising during the fiscal year	$	(1,523)	$	(21)	$	(2,062)
Amortization of net loss[(*)]		(148)		(189)		(217)
Partial pension plan settlement charge[(*)]		(949)		—		—
Total changes recognized in other comprehensive income	$	(2,620)	$	(210)	$	(2,279)
Total net periodic pension cost (benefit) and changes recognized in other comprehensive income	$	(1,298)	$	224	$	(3,585)

(*) Represents pre-tax amounts reclassified from accumulated other comprehensive loss.

Assumptions

The actuarial assumptions used in determining the benefit obligation and net periodic pension cost for our pension plan is presented in the following table:

Benefit obligation	2024	2023	
Discount rate	5.50%	4.75%	

Net periodic pension cost	2024	2023	2022
Discount rate	4.75%	5.00%	2.75%
Expected long-term rate of return on plan assets	4.75%	5.00%	5.50%

The discount rates used at December 28, 2024, December 30, 2023, and December 31, 2022 were determined with consideration given to the FTSE Pension Liability Index and the Bloomberg US Aggregate AA Bond Index, adjusted for the timing of expected plan distributions. The Company believes these indexes reflect a risk-free rate consistent with a portfolio of high quality debt instruments with maturities that are comparable to the timing of the expected payments under the plan. The expected long-term rate of return assumption is equal to the assumed discount rate. Refer to "Plan Assets" below in Note 17, *Employee Benefit Plans* for further discussion.

The increased discount rate assumption at December 28, 2024 resulted in an decrease in the amount of the pension plan's projected benefit obligation of approximately $3.1 million. A 0.25% change in the assumed discount rate as of December 28, 2024 would result in an increase or decrease in the amount of the pension plan's projected benefit obligation of approximately $1.0 million.

The Company currently expects benefit payments for its defined benefit pension plan as follows for the next ten fiscal years:

(dollars in thousands)		
2025	$	3,300
2026	$	3,300
2027	$	3,460
2028	$	3,420
2029	$	3,420
2030-2034	$	17,120

Plan Assets

The Company conducts periodic asset-liability studies for our defined benefit pension plan to develop a policy glide path which adjusts the asset allocation with funded status. During fiscal 2022, the plan became fully funded, and the Company allocated its investments to fixed income securities as a result. These fixed income securities include funds holding corporate bonds of companies from diverse industries and U.S. Treasuries. The expected long-term rate of return on plan assets is 5.50%.

The fair value of the Company's pension plan assets at December 28, 2024 and December 30, 2023, by asset category, were as follows:

(dollars in thousands)	December 28, 2024			December 30, 2023		
Asset category	**Total**	**Level 1**	**Level 2**	**Total**	**Level 1**	**Level 2**
Fixed income securities:						
Corporate bonds[*]	$ 45,549	$ 45,549	$ —	$ 55,959	$ 55,959	$ —

(*)   This category invests in both U.S. Treasuries and corporate debt from U.S. issuers from diverse industries.

Post-retirement Life and Medical Plan

Under a defined benefit plan frozen in 1991, the Company offers a comprehensive post-retirement medical plan to current and certain future retirees and their spouses. The Company also offers life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance and the Company's liabilities are net of these expected employee contributions.

Accumulated Post-Retirement Benefit Obligation

The following is a reconciliation of the accumulated post-retirement benefit obligation ("APBO") under this plan:

	Fiscal year ended	
(dollars in thousands)	**December 28, 2024**	**December 30, 2023**
APBO at beginning of fiscal year	$ 1,637	$ 1,745
Service cost	7	6
Interest cost	73	78
Actuarial (gain) loss	(51)	3
Benefits paid	(172)	(195)
APBO at end of fiscal year	$ 1,494	$ 1,637

Approximately $1.3 million and $1.4 million of the APBO at the end of fiscal 2024 and 2023, respectively, were classified as Other long term liabilities in the Company's consolidated balance sheets.

Net Periodic Post-Retirement Benefit Cost and Changes Recognized in Other Comprehensive Income

The components of net periodic post-retirement benefit cost recognized in the statement of operations and changes recognized in other comprehensive income were as follows:

		Fiscal year ended				
(dollars in thousands)		December 28, 2024		December 30, 2023		December 31, 2022
Recognized in the statement of operations:						
Service cost	$	7	$	6	$	14
Interest cost		73		78		63
Amortization of net gain[*]		(405)		(428)		(320)
Net periodic post-retirement benefit (income) cost	$	(325)	$	(344)	$	(243)
Changes recognized in other comprehensive income:						
Net (gain) loss arising during the fiscal year	$	(51)	$	3	$	(763)
Amortization of net gain[*]		405		428		320
Total changes recognized in other comprehensive income	$	354	$	431	$	(443)
Total net periodic post-retirement benefit cost (income) and changes recognized in other comprehensive income	$	29	$	87	$	(686)

(*)   Represents pre-tax amounts reclassified from accumulated other comprehensive loss.

Assumptions

The actuarial computations utilized the following assumptions, using year-end measurement dates:

Post-retirement benefit obligation	**2024**	**2023**	
Discount rate	5.25%	4.75%	

Net periodic post-retirement benefit cost	**2024**	**2023**	**2022**
Discount rate	4.75%	4.75%	2.50%

The discount rates used at December 28, 2024, December 30, 2023, and December 31, 2022, were determined with primary consideration given to the FTSE Pension Discount Curve and Liability Index adjusted for the timing of expected plan distributions. The Company believes this index reflects a risk-free rate with maturities that are comparable to the timing of the expected payments under the plan.

The effects on the Company's plan of all future increases in health care costs are borne primarily by employees; accordingly, increasing medical costs are not expected to have any material effect on the Company's future financial results.

The Company's contribution for these post-retirement benefit obligations was $0.2 million for fiscal years 2024, 2023, and 2022. The Company expects that its contribution and benefit payments for post-retirement benefit obligations will be approximately $0.2 million for fiscal years 2025, 2026, 2027, 2028, and 2029. For the five years subsequent to fiscal 2029, the aggregate contributions and benefit payments for post-retirement benefit obligations is expected to be approximately $0.6 million. The Company does not pre-fund this plan and as a result there are no plan assets.

Deferred Compensation Plan

The Company maintains a deferred compensation plan allowing voluntary salary and incentive compensation deferrals for qualifying employees as permitted by the Internal Revenue Code. Participant deferrals earn investment returns based on a select number of investment options, including equity, debt, and real estate mutual funds. Deferred compensation plan liabilities are recognized in Other long term liabilities on the Company's consolidated balance sheets. Changes in the balance, excluding those related to contributions or payments, are included in Other expense (income), net on the Company's consolidated statement of operations. The Company invests comparable amounts in marketable securities to approximate the participant's return on selected investment options.

Defined Contribution Plan

The Company also sponsors defined contribution savings plans in the United States and Canada. The U.S. plan covers employees who are at least 21 years of age and have completed one calendar month of service and, if part-time, work a minimum of one thousand hours of service within the one-year period following the commencement of employment or during any subsequent calendar year. The plan provides for a discretionary employer match of employee contributions. The Company's expense for the U.S. defined contribution savings plan totaled $8.6 million, $8.1 million, and $8.2 million for the fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively.

NOTE 18 – SEGMENT INFORMATION

The Company reports segment information based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of the Company's reportable segments.

The Company has identified three operating and reportable segments: U.S. Retail, U.S. Wholesale, and International. The U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores and eCommerce websites. Similarly, the U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale partners. The International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. The Company sells similar products in each of its three segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker evaluates the operating performance of the segments based upon each segment's net sales and segment operating income. Segment operating income includes net sales, royalty income, and related cost of goods sold and selling, general, and administrative expenses attributable to each segment. Segment operating income excludes unallocated corporate expenses as well as specific charges that are not directly attributable to segment operations, including restructuring costs and impairment charges related to goodwill and indefinite-lived intangible assets.

In fiscal 2024, the Company changed its measure of segment profitability to segment operating income, which excludes the charges mentioned above, and which were included in our previous measure of segment profitability, to better align with management's assessment of segment performance and to provide better insights into segment performance. Prior period segment operating income for the fiscal years ended December 30, 2023 and December 31, 2022 has been recast to conform to the current presentation.

The chief operating decision maker uses both net sales and segment operating income for each segment predominantly in the annual budget and quarterly forecasting process. On a quarterly basis, the chief operating decision maker considers budget-to-actual variances and a comparison of segment results for evaluating performance of each segment and making decisions about the allocation of operating and capital resources to each segment. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore total segments assets are not presented.

Segment operating income include the direct costs of each segment and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, and various other general corporate costs that are not specifically allocable to segments, are included in unallocated corporate expenses below. Intersegment sales are treated as a transfer of inventory and are not included in segment results for management reporting. The accounting policies of the segments are the same as those described in Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements.

Form 10-K

Segment Performance

The tables below present certain segment information for our reportable segments for the periods indicated:

(dollars in thousands)	Fiscal year ended December 28, 2024			
	U.S. Retail	U.S. Wholesale	International	Total
Net sales	$ 1,417,108	$ 1,021,396	$ 405,598	$ 2,844,102
Cost of goods sold[1]	567,435	705,550	205,951	1,478,936
Selling expenses[2]	489,481	9,591	103,566	602,638
Distribution expenses[3]	89,368	62,875	24,607	176,850
Other segment items[4]	137,898	26,400	32,504	196,802
Segment operating income	$ 132,926	$ 216,980	$ 38,970	$ 388,876

(1) Refer to Note 2, *Summary of Significant Accounting Policies* for additional information on the components of Cost of goods sold.

(2) Selling expenses include the costs of operating our retail stores and eCommerce channels, as well as wholesale sales management costs.

(3) Distribution expenses include payments to third-party shippers and handling costs to process product through our distribution facilities, including eCommerce fulfillment costs, and delivery to our wholesale customers and to our retail stores.

(4) Other segment items include royalty income and overhead costs that are attributable to our reportable segments and include allocated accounting, finance, human resources, and information technology expenses, occupancy costs, and other benefit and compensation programs, including performance-based compensation.

(dollars in thousands)	Fiscal year ended December 30, 2023			
	U.S. Retail	U.S. Wholesale	International	Total
Net sales	$ 1,501,780	$ 1,014,584	$ 429,230	$ 2,945,594
Cost of goods sold	602,152	717,936	229,571	1,549,659
Selling expenses	506,709	8,363	95,155	610,227
Distribution expenses	95,354	63,188	24,903	183,445
Other segment items	106,923	26,152	34,470	167,545
Segment operating income	$ 190,642	$ 198,945	$ 45,131	$ 434,718

(dollars in thousands)	Fiscal year ended December 31, 2022			
	U.S. Retail	U.S. Wholesale	International	Total
Net sales	$ 1,680,159	$ 1,080,471	$ 452,103	$ 3,212,733
Cost of goods sold	689,543	800,974	249,858	1,740,375
Selling expenses	521,516	9,402	89,452	620,370
Distribution expenses	113,455	78,079	24,653	216,187
Other segment items	102,788	24,777	28,462	156,027
Segment operating income	$ 252,857	$ 167,239	$ 59,678	$ 479,774

The table below presents a reconciliation of reportable segment operating income to Income before income taxes:

	Fiscal year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Total segment operating income	$ 388,876	$ 434,718	$ 479,774
Items not included in segment operating income:			
Unallocated corporate expenses[1]	(102,326)	(106,901)	(91,603)
Organizational restructuring[2]	(1,822)	(4,412)	—
OshKosh tradename impairment charge	(30,000)	—	—
Skip Hop tradename impairment charge	—	—	(9,000)
Consolidated operating income	$ 254,728	$ 323,405	$ 379,171
Interest expense	31,331	33,973	42,781
Interest income	(11,039)	(4,776)	(1,261)
Other expense (income), net	3,627	(8,034)	975
Loss on extinguishment of debt	—	—	19,940
Income before income taxes	$ 230,809	$ 302,242	$ 316,736

(1) Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our reportable segments and include unallocated accounting, finance, legal, human resources, and information technology expenses, occupancy costs for our corporate headquarters, and other benefit and compensation programs, including performance-based compensation.

(2) Related to charges for corporate organizational restructuring in the fiscal year ended December 28, 2024 and organizational restructuring and related corporate office lease amendment actions in the fiscal year ended December 30, 2023.

Additional Data by Segment

The tables below present additional information for our reportable segments for the periods presented:

Depreciation and amortization expense

	Fiscal year ended		
	December 28, 2024	December 30, 2023	December 31, 2022
U.S. Wholesale	$ 8,749	$ 10,958	$ 13,415
U.S. Retail	35,562	38,710	39,975
International	11,413	11,758	11,695
Unallocated corporate	2,202	2,713	191
Total	57,926	64,139	65,276

Inventory

	December 28, 2024	December 30, 2023
Inventory:		
U.S. Wholesale[*]	$ 374,610	$ 381,146
U.S. Retail	59,868	73,366
International	67,854	82,613
Total inventory	$ 502,332	$ 537,125
All other assets	1,930,835	1,841,488
Total assets	$ 2,433,167	$ 2,378,613

(*) U.S. Wholesale inventories also include inventory produced and warehoused for the U.S. Retail segment.

Form 10-K

Net Sales

The table below represents consolidated net sales by product:

	Fiscal year ended		
(dollars in thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Baby	$ 1,139,129	$ 1,098,304	$ 1,103,023
Playclothes	948,602	992,726	1,125,352
Sleepwear	373,373	411,678	492,152
Other(*)	382,998	442,886	492,206
Total net sales	$ 2,844,102	$ 2,945,594	$ 3,212,733

(*)   Other product offerings include bedding, outerwear, swimwear, shoes, socks, diaper bags, gift sets, toys, and hair accessories.

Geographical Data

Revenue

The Company's international sales principally represent sales to customers in Canada. Such sales were 61.3%, 61.5%, and 64.0% of total international net sales in fiscal 2024, 2023, and 2022, respectively.

Long-Lived Assets

The following represents Property, plant, and equipment, net, and Operating lease assets by geographic area:

(dollars in thousands)	December 28, 2024	December 30, 2023
United States	$ 614,751	$ 582,049
International	143,338	129,469
Total	$ 758,089	$ 711,518

Long-lived assets in the international segment primarily relate to Canada. Long-lived assets in Canada were 53.8% and 51.0% of total international long-lived assets as of December 28, 2024 and December 30, 2023, respectively.

Major Customers

Our two largest U.S. wholesale customers accounted for 10.9% and 10.1%, respectively, of consolidated net sales in fiscal 2024. Our largest U.S. wholesale customer accounted for 10.4% of consolidated net sales in fiscal 2023. Sales to these customers did not exceed 10% in fiscal 2022.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

The Company's contractual obligations and commitments include obligations associated with leases, the secured revolving credit agreement, senior notes, and employee benefit plans.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer has concluded that our disclosure controls and procedures are effective as of December 28, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, the person serving as our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the person serving as our principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 28, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control-Integrated Framework*. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 28, 2024.

The effectiveness of Carter's, Inc. and its subsidiaries' internal control over financial reporting as of December 28, 2024 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K. PricewaterhouseCoopers LLP has issued an attestation report on Carter's, Inc.'s internal control over financial reporting containing the required disclosures, which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the fiscal quarter ended December 28, 2024, none of the Company's directors or officers, as defined in Section 16 of the Exchange Act, adopted, modified, or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined under Item 408(a) of Regulation S-K.

Retirement Agreement with Former Chairman, Chief Executive Officer & President

In its Current Report on Form 8-K filed with the SEC on January 7, 2025, the Company announced that Michael D. Casey had provided notice to the Board of Directors (the "Board") of the Company of his decision to retire from his position as Chief Executive Officer & President of the Company and as Chairman of the Board, effective immediately, and that Mr. Casey would be serving in an advisory capacity through February 28, 2025 to support the transition (the "Transition Period"). During the Transition Period, Mr. Casey will continue to receive his salary and benefits he had immediately prior to his notice to the Board, and will remain eligible to receive a bonus pursuant to the Company's Amended and Restated Annual Incentive Compensation Plan with respect to the services provided in 2024, but will not be eligible for a bonus payment in relation to 2025.

In connection with the pending completion of the Transition Period, the Company and Mr. Casey have entered into a Retirement Agreement and Release dated February 20, 2025 (the "Retirement Agreement"). Subject to the terms and conditions of the Retirement Agreement, Mr. Casey will be entitled to accelerated vesting of his outstanding unvested restricted stock awards and pro-rated vesting of his performance share awards issued in 2023 and 2024 (subject to the attainment of the performance metrics under those awards). The foregoing description of the Retirement Agreement is not complete and is subject to and qualified in its entirety by the complete text of the Retirement Agreement, which is filed herewith as an Exhibit.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10 is incorporated herein by reference from the sections titled "DELINQUENT SECTION 16 REPORTS" and "AUDIT COMMITTEE REPORT" in the definitive proxy statement relating to the Annual Meeting of Shareholders of Carter's, Inc. expected to be held on May 14, 2025. We intend to file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted an insider trading policy governing the purchase and sale of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the sections titled "COMPENSATION OF DIRECTORS" and "COMPENSATION DISCUSSION AND ANALYSIS" in the definitive proxy statement referenced above in Item 10.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information about our equity compensation plan as of our most recent fiscal year end:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders[(*)]	389,026	$ 96.47	1,805,675
Equity compensation plans not approved by security holders	—	—	—
Total	389,026	$ 96.47	1,805,675

(*) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc. Amended and Restated Equity Incentive Plan.

Additional information called for by Item 12 is incorporated herein by reference from the section titled "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS" in the definitive proxy statement referenced above in Item 10.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 14 is incorporated by reference from the sections titled "DIRECTOR INDEPENDENCE" and "TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS" in the definitive proxy statement referenced above in Item 10.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated by reference from the section titled "PROPOSAL NUMBER THREE: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" in the definitive proxy statement referenced above in Item 10.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(B) Exhibits:

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Carter's, Inc.	8-K	3.1	May 23, 2017	
3.2	Amended and Restated By-Laws of Carter's, Inc.	8-K	3.1	August 18, 2023	
4.1	Specimen Certificate of Common Stock	S-1/A	4.1	October 10, 2003	
4.2	Indenture, dated March 14, 2019, by and among The William Carter Company, certain guarantors from time to time party thereto and Wells Fargo Bank, National Association, as Trustee	8-K	4.1	March 14, 2019	
4.2.1	Form of 5.625% Senior Notes due 2027 (included in Exhibit 4.2).	8-K	4.1	March 14, 2019	
4.3	Description of Securities	10-K	4.3	February 24, 2020	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
10.1	Fourth Amended and Restated Credit Agreement, dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Dollar Facility Swing Line Lender, U.S. Dollar Facility L/C Issuer and Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, Bank of America, N.A. and Bank of Montreal, as Co-Syndication Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp., as Joint Lead Arrangers and Bookrunners, Branch Banking & Trust Company, HSBC Securities (USA) Inc., Royal Bank of Canada, SunTrust Bank, U.S. Bank National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents and certain other lenders party thereto	8-K	10.1	August 31, 2017	
10.1.1	Amendment No. 1, dated as of September 21, 2018, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	8-K	10.1	September 26, 2018	
10.1.2	Amendment No. 2, dated as of May 4, 2020, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	10-Q	10.1	July 24, 2020	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
10.1.3	Amendment No. 3, dated as of April 21, 2021, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, JPMorgan Chase Bank, N.A., as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	8-K	10.1	April 26, 2021	
10.1.4	Amendment No. 4 to Fourth Amended and Restated Credit Agreement and Second Amendment to Amended and Restated Security Agreement, dated as of April 11, 2022 (this "Amendment No. 4"), relating to (i) the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, among The William Carter Company, a Massachusetts corporation (the "U.S. Borrower"), The Genuine Canadian Corp., an Ontario corporation (the "Canadian Borrower"), Carter's Holdings B.V., having its official seat (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 63530201 ("Dutch Borrower" and, together with the U.S. Borrower and the Canadian Borrower, the "Borrowers"), each lender from time to time party thereto (collectively, the "Lenders" and individually, a "Lender"), JPMorgan Chase Bank, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"), Collateral Agent (in such capacity, the "Collateral Agent"), U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan SE, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer and the other parties party thereto	8-K	10.1	April 14, 2022	

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	Filed Herewith
10.1.5	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of June 24, 2024 (this "Amendment No. 5"), relating to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, among The William Carter Company, a Massachusetts corporation (the "U.S. Borrower"), The Genuine Canadian Corp., an Ontario corporation (the "Canadian Borrower" and, together with the U.S. Borrower, the "Borrowers"), each lender from time to time party thereto (collectively, the "Lenders" and individually, a "Lender"), JPMorgan Chase Bank, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"), Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent (in such capacity, the "Canadian Agent"), a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan SE, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer and the other parties party thereto	10-Q	10.1	July 26, 2014	
10.2 *	Form of Severance Agreement entered into from time to time between The William Carter Company and executive officers	10-Q	10.2	October 29, 2015	
10.3 *	Amended and Restated Equity Incentive Plan (Effective May 17, 2018)	DEF 14A	Appendix B	April 4, 2018	
10.4 *	Amended and Restated Equity Incentive Plan (Effective February 15, 2024)	8-K	10.1	February 16, 2024	
10.5 *	Amended and Restated Annual Incentive Compensation Plan	DEF 14A	Appendix C	March 31, 2016	
10.6 *	The William Carter Company Severance Plan, amended and restated effective January 1, 2020	10-K	10.5	February 24, 2020	
10.7 *	The William Carter Company Deferred Compensation Plan, dated as of November 10, 2010	10-K	10.20	March 2, 2011	
10.8 *	Form of Restricted Stock Award Agreement (Time Vesting) (2023 Awards)	10-Q	10.1	April 28, 2023	
10.9 *	Form of Performance-Based Restricted Stock Agreement (2023 Awards)	10-Q	10.2	April 28, 2023	
10.10 *	Consulting Agreement, effective March 1, 2024, between The William Carter Company and Brian J. Lynch	10-K	10.10	February 27, 2024	
10.11 *	Form of Restricted Stock Award Agreement (2024 Awards)	10-Q	10.1	April 26, 2024	
10.12 *	Form of rTSR Performance-Based Restricted Stock Award Agreement (2024 Awards)	10-Q	10.2	April 26, 2024	
10.13 *	Form of Company Performance-Based Restricted Stock Award Agreement (2024 Awards)	10-Q	10.3	April 26, 2024	

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
		Form	Exhibit Number	Filing Date	
10.14	Lease Agreement dated March 29, 2012, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-Q	10.21	April 27, 2012	
10.15	First Amendment to Lease Agreement dated December 4, 2013, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-K	10.12	February 27, 2024	
10.16	Second Amendment to Lease Agreement dated December 17, 2014, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-K	10.13	February 27, 2024	
10.17	Lease Agreement dated December 14, 2012, between The William Carter Company and Phipps Tower Associates, LLC	8-K	10.1	December 14, 2012	
10.18	First Amendment to Lease Agreement dated February 28, 2013, between The William Carter Company and Phipps Tower Associates, LLC	10-K	10.15	February 27, 2024	
10.19	Second Amendment to Lease Agreement dated June 17, 2013, between The William Carter Company and Phipps Tower Associates, LLC	10-Q	10.19	October 24, 2013	
10.20	Third Amendment to Lease Agreement dated August 31, 2016, between The William Carter Company and John Hancock Life Insurance Company (U.S.A.)	10-K	10.17	February 27, 2024	
10.21	Fourth Amendment to Lease Agreement dated December 1, 2021, between The William Carter Company and Hancock S-REIT ATL Phipps LLC	10-K	10.18	February 27, 2024	
10.22	Fifth Amendment to Lease Agreement dated February 9, 2023, between The William Carter Company and Hancock S-REIT ATL Phipps LLC	10-K	10.19	February 27, 2024	
10.23 *	Retirement Agreement and Release dated February 20, 2025, between The William Carter Company and Michael D. Casey				x
19.1 ***	Carter's, Inc. Insider Trading Policy				x
21	Subsidiaries of Carter's, Inc.				x
23	Consent of Independent Registered Public Accounting Firm.				x
31.1	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification.				x
32 * *	Section 1350 Certification.				x
97.1	Carter's, Inc. Clawback Policy Adopted on August 4, 2023	10-K	97.1	February 27, 2024	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
101.INS	XBRL Instance Document - the instant document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				x
101.SCH	XBRL Taxonomy Extension Schema Document				x
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				x
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				x
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				x
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				x
104	The cover page from this Current Report on Form 10-K formatted as Inline XBRL				x

*   Indicates a management contract or compensatory plan.

**   Furnished herewith as an Exhibit.

*** Certain portions of this exhibit are confidential and have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The Company agrees to supplementally furnish to the Securities and Exchange Commission a copy of such omissions upon request.

ITEM 16. FORM 10-K SUMMARY

Omitted at registrant's option.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER'S, INC.

/s/ RICHARD F. WESTENBERGER

Richard F. Westenberger

Interim Chief Executive Officer,
Senior Executive Vice President,
Chief Financial Officer & Chief Operating Officer

Date: February 25, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ RICHARD F. WESTENBERGER Richard F. Westenberger	Interim Chief Executive Officer, Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer (Principal Executive Officer & Principal Financial & Accounting Officer)	February 25, 2025
/s/ WILLIAM J. MONTGORIS William J. Montgoris	Non-Executive Chairman and Director	February 25, 2025
/s/ ROCHESTER (ROCK) ANDERSON, JR. Rochester (Rock) Anderson, Jr.	Director	February 25, 2025
/s/ JEFFREY H. BLACK Jeffrey H. Black	Director	February 25, 2025
/s/ HALI BORENSTEIN Hali Borenstein	Director	February 25, 2025
/s/ LUIS A. BORGEN Luis A. Borgen	Director	February 25, 2025

| /s/ JEVIN S. EAGLE | Director | February 25, 2025 |
| Jevin S. Eagle | | |

| /s/ MARK P. HIPP | Director | February 25, 2025 |
| Mark P. Hipp | | |

| /s/ STACEY S. RAUCH | Director | February 25, 2025 |
| Stacey S. Rauch | | |

| /s/ GRETCHEN W. SCHAR | Director | February 25, 2025 |
| Gretchen W. Schar | | |

| /s/ STEPHANIE P. STAHL | Director | February 25, 2025 |
| Stephanie P. Stahl | | |

Form 10-K

103

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